                                           REGISTRATION STATEMENT NO. 333-______

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                    FORM N-4

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  (Depositor)

            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910
              (Address of Depositor's Principal Executive Offices)
                                 (860) 656-3000
              (Depositor's Telephone Number, Including Area Code)

                            JAMES L. LIPSCOMB, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                    METLIFE INSURANCE COMPANY OF CONNECTICUT
            1300 HALL BOULEVARD, BLOOMFIELD, CONNECTICUT 06002-2910
                    (Name and Address of Agent for Service)

                                   COPIES TO:
                                DIANE E. AMBLER
                                 K & L GATES LLP
                               1601 K STREET, NW
                              WASHINGTON, DC 20006



Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                                    PROPOSED MAXIMUM        PROPOSED
TITLE OF SECURITIES                 AMOUNT TO BE        OFFERING       MAXIMUM AGGREGATE        AMOUNT OF
TO BE REGISTERED                     REGISTERED    PRICE PER UNIT(1)   OFFERING PRICE(1)   REGISTRATION FEE(1)
-------------------                 ------------   -----------------   -----------------   -------------------


Units of Interest Under Group
  Annuity Contract................  $500,000,000    Not Applicable        $500,000,000          $19,650

---------
(1) The proposed maximum offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per share unit are not applicable in that these contracts are not issued in predetermined amounts or units.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

       METLIFE OF CONNECTICUT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                METLIFE RETIREMENT PERSPECTIVES Variable Annuity
                       UNALLOCATED GROUP VARIABLE ANNUITY

                       SUPPLEMENT DATED DECEMBER 19, 2008
           TO THE PROSPECTUSES DATED APRIL 28, 2008 (AS SUPPLEMENTED)

     MetLife Insurance Company of Connecticut (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain variable funding options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. The Replacement Funds are portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. To the extent that a Replacement Fund is not currently available as a funding option under your Contract, such Replacement Fund will be added as a funding option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

     To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

     The Company believes that the proposed substitutions are in the best interest of contract holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about May 1, 2009.

     The proposed substitutions and respective advisers and/or sub-advisers for all of the above-listed Contracts are:

EXISTING FUND AND CURRENT ADVISER                   REPLACEMENT FUND AND SUB-
(WITH CURRENT SUB-ADVISER AS NOTED)                 ADVISER

Legg Mason Partners Variable Money                  BlackRock Money Market
  Market Portfolio                                  Portfolio (Class E)
Legg Mason Partners Fund Advisor,                   BlackRock Advisors, LLC
  LLC
(Western Asset Management Company)

PIMCO (VIT) Total Return Portfolio                  PIMCO Total Return Portfolio
(Administrative Class)                              (Class B)
Pacific Investment Management                       Pacific Investment Management
Company LLC                                         Company LLC

Van Kampen LIT Comstock Portfolio                   Van Kampen Comstock Portfolio
(Class II)                                          (Class B)
                                                    Morgan Stanley Investment
Van Kampen Asset Management                         Management, Inc.
                                                    d/b/a Van Kampen


     The proposed substitution and respective advisers and/or sub-advisers for the above-listed Contracts for Unallocated Group Variable Annuity ONLY are:

Legg Mason Partners Variable Equity                 MetLife Stock Index Portfolio
Index Portfolio (Class II)                          (Class A)
Legg Mason Partners Fund Advisor,                   MetLife Investment Advisors
LLC                                                 Company, LLC
(Batterymarch Financial Management,
Inc.)


     The proposed substitution and respective advisers and/or sub-advisers for MetLife Retirement Perspectives Contracts ONLY are:

Legg Mason Partners Variable Equity                 MetLife Stock Index Portfolio
Index Portfolio (Class II)                          (Class B)
Legg Mason Partners Fund Advisor,                   MetLife Investment Advisors
LLC                                                 Company, LLC
(Batterymarch Financial Management,
Inc.)

Please note that:

     - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     - The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     - You may transfer amounts in your Contract among the variable funding options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     - If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     - On the effective date of the substitution, your account value in the variable funding option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     - There will be no tax consequences to you.

     In connection with the substitutions, we will send you a prospectus for Met Investors Series Trust and Metropolitan Series Fund, Inc., as well as notice of the actual date of the substitutions and confirmation of transfers.

     Please contact your registered representative if you have any questions.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

1300 Hall Boulevard
Bloomfield, CT 06002-2910

                       UNALLOCATED GROUP VARIABLE ANNUITY

                                    ISSUED BY

                       METLIFE OF CT SEPARATE ACCOUNT QPN

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 2, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

This supplement dated October 2, 2008 provides information in addition to that contained in the Prospectus dated April 28, 2008. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-519-9117.

1.  OTHER INFORMATION--THE INSURANCE COMPANY

Effective September 22, 2008, the Company is located at 1300 Hall Boulevard, Bloomfield, Connecticut 06002-2910. Contract Owners should continue to direct all inquiries to your TPA at 1-800-519-9117.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

MetLife Insurance Company of Connecticut           TPA Telephone: 1-800-519-9117
1300 Hall Boulevard
Bloomfield, Connecticut 06002-2910

                   UNALLOCATED GROUP VARIABLE ANNUITY CONTRACT

                                   PROSPECTUS

This prospectus describes a group variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut (the "Company," "us" or "we") designed to fund plans ("Plans") established under section 401 of the Internal Revenue Code of 1986, as amended (the "Code") that have entered into an agreement for administrative services with a third party administrator ("TPA"). These services are separate and distinct from the Contract. A separate fee is payable to the TPA by the Plan in connection with these administrative services. Amounts held under the Plans may be entitled to tax-deferred treatment under the Code. The Company is not a party to the Plan. The Contract is not available to new purchasers. Current Contract Owners may make additional purchase payments and enroll new Participants in the Plan funded by the Contract.

Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

The Contract's value will vary daily to reflect the investment experience of the funding options you select and the interest credited to the Fixed Account. The Funding Options available through MetLife of CT Separate Account QPN for Variable Annuities purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Janus Forty Portfolio -- Class A
  American Funds Global Growth Fund                Lazard Mid Cap Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Bond Debenture
  American Funds Growth-Income Fund                   Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Growth and Income
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Lord Abbett Mid Cap Value
  Mid Cap Portfolio                                   Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Capital Appreciation
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Franklin Small-Mid Cap Growth Securities         Pioneer Fund Portfolio -- Class A
     Fund                                          Pioneer Strategic Income Portfolio -- Class
  Templeton Developing Markets Securities             A
     Fund                                          Third Avenue Small Cap Value
  Templeton Foreign Securities Fund                   Portfolio -- Class B
JANUS ASPEN SERIES -- SERVICE SHARES             METROPOLITAN SERIES FUND, INC.
  Mid Cap Growth Portfolio                         BlackRock Aggressive Growth
LEGG MASON PARTNERS EQUITY TRUST -- CLASS A           Portfolio -- Class D
  Legg Mason Partners Small Cap Value Fund         BlackRock Bond Income Portfolio -- Class A
LEGG MASON PARTNERS INCOME TRUST -- CLASS A        Davis Venture Value Portfolio -- Class A
  Legg Mason Partners Investment Grade Bond        FI Large Cap Portfolio -- Class A
     Fund                                          FI Value Leaders Portfolio -- Class D
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Jennison Growth Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          Lehman Brothers(R) Aggregate Bond Index
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        MetLife Aggressive Allocation
     Portfolio -- Class I                             Portfolio -- Class B
  Legg Mason Partners Variable Capital and         MetLife Conservative Allocation
     Income Portfolio -- Class I                      Portfolio -- Class B
  Legg Mason Partners Variable Equity Index        MetLife Conservative to Moderate Allocation
     Portfolio -- Class II                            Portfolio -- Class B
  Legg Mason Partners Variable Fundamental         MetLife Moderate Allocation
     Value Portfolio -- Class I                       Portfolio -- Class B
  Legg Mason Partners Variable Investors           MetLife Moderate to Aggressive Allocation
     Portfolio -- Class I                             Portfolio -- Class B
  Legg Mason Partners Variable Large Cap           MetLife Stock Index Portfolio -- Class A
     Growth Portfolio -- Class I                   MFS(R) Total Return Portfolio -- Class F
  Legg Mason Partners Variable Small Cap           MFS(R) Value Portfolio -- Class A
     Growth Portfolio -- Class I                   Morgan Stanley EAFE(R) Index
  Legg Mason Partners Variable Social                 Portfolio -- Class A
     Awareness Portfolio                           Russell 2000(R) Index Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          T. Rowe Price Large Cap Growth
  Legg Mason Partners Variable Adjustable             Portfolio -- Class B
     Rate Income Portfolio                         T. Rowe Price Small Cap Growth
  Legg Mason Partners Variable Diversified            Portfolio -- Class B
     Strategic Income Portfolio                    Western Asset Management U.S. Government
  Legg Mason Partners Variable Global High            Portfolio -- Class A
     Yield Bond Portfolio -- Class I             PIMCO VARIABLE INSURANCE
  Legg Mason Partners Variable Money Market        TRUST -- ADMINISTRATIVE CLASS
     Portfolio                                     Total Return Portfolio
MET INVESTORS SERIES TRUST                       TEMPLETON GROWTH FUND, INC. -- CLASS A
  BlackRock High Yield Portfolio -- Class A      VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  BlackRock Large Cap Core Portfolio -- Class      Comstock Portfolio
     E
  Clarion Global Real Estate
     Portfolio -- Class A
  Harris Oakmark International
     Portfolio -- Class A


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix B -- Additional Information Regarding the Underlying Funds."

The Contract, certain contract features and/or some of the funding options may not be available in all states.

This prospectus sets forth the information that you should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about your Contract by requesting a Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3CP, Hartford, CT 06103-3415, call 1-800-233-3591, or access the SEC's website (http://www.sec.gov). See Appendix D for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        PROSPECTUS DATED:  APRIL 28, 2008

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
Glossary................................................................     4
Summary:................................................................     6
Fee Table...............................................................     8
Condensed Financial Information.........................................    13
The Annuity Contract and Your Retirement Plan...........................    13
The Annuity Contract....................................................    13
  General...............................................................    14
  Contract Owner Inquiries..............................................    14
  Unallocated Contracts.................................................    14
  Purchase Payments.....................................................    14
  Crediting Purchase Payments...........................................    15
  Accumulation Units....................................................    15
  Account Value.........................................................    15
  The Variable Funding Options..........................................    15
  Metropolitan Series Fund, Inc. Asset Allocation Portfolios............    22
Charges and Deductions..................................................    22
  General...............................................................    22
  Surrender Charge......................................................    23
  Daily Asset Charge....................................................    24
  Variable Liquidity Benefit Charge.....................................    25
  Funding Option Charges................................................    25
  TPA Administrative Charges............................................    25
  Premium Tax...........................................................    25
  Changes in Taxes Based upon Premium or Value..........................    25
Transfers...............................................................    26
  Transfers of Cash Value between Funding Options.......................    26
  Transfers From the Fixed Account......................................    26
  Market Timing/Excessive Trading.......................................    26
  Transfers from Funding Options to Contracts Not Issued by Us..........    28
  Transfers to or from Other Contracts Issued by Us.....................    28
  Transfers from Contracts Not Issued by Us.............................    28
Access to Your Money....................................................    28
Ownership Provisions....................................................    29
  Types of Ownership....................................................    29
  Contract Owner........................................................    29
  Beneficiary...........................................................    29
  Annuitant.............................................................    29
Death Benefit...........................................................    29
  Death Benefits Prior to the Annuity Commencement Date.................    29
The Annuity Period......................................................    30
  Maturity Date (Annuity Commencement Date).............................    30
  Allocation of Annuity.................................................    30
  Variable Annuity......................................................    30
  Fixed Annuity.........................................................    31
  Election of Options...................................................    31
  Retired Life Certificate..............................................    31
  Allocation of Cash Surrender Value During the Annuity Period..........    32
  Annuity Options.......................................................    32
  Variable Liquidity Benefit............................................    33
Miscellaneous Contract Provisions.......................................    33
  Contract Termination..................................................    33
  Suspension of Payments................................................    33
  Misstatement..........................................................    34
The Separate Account....................................................    34
  Performance Information...............................................    35
Federal Tax Considerations..............................................    35
  General...............................................................    35
  Penalty Tax for Premature Distributions...............................    36
  Non-Qualified Annuities...............................................    36
  Diversification Requirements for Variable Annuities...................    37
  Ownership of the Investments..........................................    37
  Partial and Full Withdrawals..........................................    38
  Income Annuity Payments...............................................    38
  After Death & Death Benefits: Non-Qualified Annuities.................    39
  Taxation of Death Benefit Proceeds....................................    39
  Qualified Annuity Contracts...........................................    40
  Taxation of Qualified Annuity Contracts...............................    40
  Mandatory Distributions for Qualified Plans...........................    40
  Minimum Distributions for Beneficiaries upon the Contract Owner's
     Death..............................................................    41
  Individual Retirement Annuities.......................................    41
  Roth IRAs.............................................................    41
  Conversion............................................................    42
  Keogh.................................................................    42
  Section 403(b) Plans and Arrangements.................................    42
  Withdrawals and Income Payments.......................................    43
  Section 403(b) Loans..................................................    43
  Designated Roth Accounts for 403(b) & 401(k) plans....................    44
  Qualified Pension and Profit-Sharing Plans............................    45
  Section 457 Plans.....................................................    46
  403(a)................................................................    46
  The Employee Retirement Income Security Act of 1974...................    47
  Federal Income Tax Withholding & Eligible Rollover Distributions......    47
  Other Non-Periodic Distributions (full or partial redemptions)........    48
  Periodic Distributions (distributions payable over a period greater
     than one year).....................................................    48
  Taxation of Death Benefit Proceeds....................................    48
  Other Tax Considerations..............................................    48
  Treatment of Charges for Optional Benefits (if available under your
     Contract)..........................................................    48
  Guaranteed Minimum Withdrawal Benefit (if available under your
     Contract)..........................................................    49
  Hurricane Relief......................................................    49
  Puerto Rico Tax Considerations........................................    50
  Non-Resident Aliens...................................................    50
  Changes to Tax Rules and Interpretations..............................    50
Other Information.......................................................    50
  The Insurance Company.................................................    50
  Financial Statements..................................................    51
  Distribution of the Contracts.........................................    51
  Conformity with State and Federal Laws................................    53
  Voting Rights.........................................................    53
  Contract Modification.................................................    53
  Postponement of Payment (the "Emergency Procedure")...................    53
  Restrictions on Financial Transactions................................    53
  Legal Proceedings.....................................................    53
Appendix A: Condensed Financial Information for MetLife of CT Separate
  Account QPN for Variable Annuities....................................   A-1

                                                                          PAGE
                                                                          ----
Appendix B: Additional Information Regarding the Underlying Funds.......   B-1
Appendix C: Portfolio Legal and Marketing Names.........................   C-1
Appendix D: Contents of the Statement of Additional Information.........   D-1
Appendix E: Competing Funds.............................................   E-1

                                    GLOSSARY

ACCUMULATION PERIOD -- the period before the commencement of Annuity payments.

ACCUMULATION UNIT -- an accounting unit of measure used to calculate values before Annuity payments begin

ANNUITANT -- a person on whose life the Annuity payments are to be made under a Contract.

ANNUITY -- payment of income for a stated period or amount.

ANNUITY COMMENCEMENT DATE -- the date on which Annuity payments are to begin.

ANNUITY PERIOD -- the period following commencement of Annuity payments.

BENEFICIARY(IES) -- the person(s) or trustee designated to receive contract values in the event of a Participant's or Annuitant's death.

CASH SURRENDER VALUE -- the Cash Value less any amounts deducted upon surrender, outstanding loans, any applicable premium taxes or other surrender charges not previoulsy deducted.

CASH VALUE -- the value of the Accumulation Units in Your Account less any reductions for administrative charges. Sometimes referred to as "Account Value."

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) -- MetLife Insurance Company of Connecticut.

COMPETING FUND -- any investment option under the Plan, which in our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT DISCONTINUANCE -- the termination by the Contract Owner of the Contract.

CONTRACT OWNER (YOU, YOUR) -- the Trustee or entity owning the Contract.

CONTRACT YEAR -- the twelve month period commencing with the Contract Date or with any anniversary thereof.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the plan administrator.

FIXED ACCOUNT -- part of the General Account of the Company.

FIXED ANNUITY -- an Annuity with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- the variable investment options to which Purchase Payments under the Contract may be allocated.

GENERAL ACCOUNT -- the Company's General Account in which amounts are held if directed to the Fixed Account during the Accumulation Period and in which reserves are maintained for Fixed Annuities during the Annuity Period.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut, One Cityplace, Hartford, CT 06103, or any other office that we may designate for the purpose of administering this Contract.

INSURANCE COMMISSIONS DISCLOSURE FORM -- the document required under the Employee Retirement Income Security Act regarding commissions paid to agents involved in the contract sale.

MATURITY DATE -- the date on which the Annuity payments are to begin.

PARTICIPANT -- an eligible person who is a member in the Plan.

PLAN -- an employer's retirement plan that qualifies for special tax treatment under section 401 of the Code.

PURCHASE PAYMENTS -- payments made to the Contract.

SEPARATE ACCOUNT -- MetLife of CT Separate Account QPN for Variable Annuities. A segregated account exempt from registration with the Securities and Exchange Commission ("SEC") pursuant to Section 3(c)(11) of the Investment Company Act of 1940, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

THIRD PARTY ADMINISTRATOR ("TPA") -- the entity that has separately contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a day on which the New York Stock Exchange is open for business. The value of the Separate Account is determined at the close of the New York Stock Exchange on such days.

VALUATION PERIOD -- the period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- an Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- Instructions in a written form, satisfactory to us, and received at the Home Office.

YOU, YOUR -- the Contract Owner, the Plan Trustee.

YOUR ACCOUNT -- Accumulation Units credited to you under this Contract.

                                    SUMMARY:

                       UNALLOCATED GROUP VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACTS? The Contracts offered by MetLife Insurance Company of Connecticut are designed for use in conjunction with certain qualified plans including tax-qualified pension or profit-sharing plans under Section 401 of the Code. The minimum Purchase Payment allowed is an average of $10,000 annually per Contract. The maximum Purchase Payment allowed without Company approval is $3,000,000.

Because of the size of these Contracts, the involvement of Third Party Administrators ("TPAs"), unallocated nature of the Contract, and a competitive bidding process, which may include negotiation, many of the charges imposed in the Contract are likely to vary from one Plan to the next. The Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure that is likely to be acceptable to a particular prospective Contract Owner.

The Contracts are issued on an unallocated basis. They are designed only for use with certain Plans where the employer has secured the services of a TPA whose services are separate and distinct from the Contracts. The Contracts are designed for use with Plans that secure the services of a TPA that we have agreed may administer these Contracts. (The Contracts are not designed for use with Plans that secure the services of any other third party administrator.) If you purchase a Contract and later wish to terminate the TPA services provided by the TPA you must also terminate the Contract.

All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. There are not individual allocations for individual Participants. The Contract Owner, through the TPA, must maintain records of the account balance for each Participant.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (Annuity Period). During the accumulation phase generally, pre-tax contributions accumulate on a tax-deferred basis and are taxed as income upon withdrawal, presumably when the Participant is in a lower tax bracket. The payout phase occurs when amounts attributable to a Participant are distributed from the Contract. The amount of money accumulated in the Contract determines the amount of income paid out during the payout phase.

During the payout phase of amounts attributable to a Participant, you may elect Annuity payments in the form of a variable annuity, a fixed annuity or a combination of both. If you elect for a Participant to receive payments from your annuity, you can choose one of a number of annuity options.

Once you choose one of the annuity options attributable to a Participant and payments begin, it cannot be changed. During the payout phase, those amounts will be allocated to the same investment choices as during the accumulation phase. If amounts are directed to the Funding Options, the dollar amount of the payments may increase or decrease.

WHO IS THE CONTRACT ISSUED TO? The contract is issued to a Plan trustee. Where we refer to "you," we are referring to the Plan trustee. The Contracts are issued on an unallocated basis, and provide for fixed (General Account) and variable (Separate Account) accumulations and Annuity payouts. Where we refer to your Contract, we are referring to a group unallocated Contract. We hold all Purchase Payments under the Contract at your direction. As Contract Owner, you have all rights in and obligations of the Contract. There are no individual accounts under the Contract for individual Participants in the Plan. We will take direction only from you or your designee regarding the Contract.

Depending on your retirement plan provisions, certain features and/or funding options described in this prospectus may not be available to you. Your retirement plan provisions supersede the prospectus.

Contracts issued in your state may provide different features and benefits and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

The Contract is not available to new purchasers. Current Contract Owners may make additional Purchase Payments and enroll new Participants.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. You can direct the Separate Account, through its Subaccounts, to use Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on which Subaccounts you select, the Underlying Funds may be retail funds that are available to the public or they may be mutual funds that are only available to insurance company separate accounts. Depending on market conditions, you may make or lose money in any of these variable Funding Options.

You can transfer among the variable Funding Options without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the variable Funding Options at least once every six months, provided you transfer no more than 20% of the Fixed Account value out in any Contract Year. Additional restrictions may apply. Amounts previously transferred from the Fixed Account to the variable Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct a maximum Daily Asset Charge (also called the mortality and expense risk charge or M&E charge) of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts you direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.

If you withdraw amounts from the Contract a surrender charge may apply. The amount of the charge depends on the length of time the Contract has been in force. If you withdraw all amounts under the Contract, or if you begin receiving annuity/income payments, we may be required by your state to deduct a premium tax. For Contracts issued on or after May 24, 2005, the maximum surrender charge is 5% of the amount surrendered in the first Contract Year, 4% in year two, 3% in year three, 2% in year four, 1% in year five, and 0% beginning in the sixth year. For Contracts issued before May 24, 2005, the maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four, up to 3% in years five and six, up to 2% in years seven and eight, and 0% beginning in the ninth year.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. Please refer to the "The Annuity Period" section for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. Generally, Participants will be taxed on Purchase Payments attributable to them and on any earnings upon a withdrawal or receipt of Annuity payments. If a Participant is younger than 59 1/2 when he or she makes a withdrawal, the Participant may be charged a 10% federal penalty tax on the amount withdrawn. Participants may be required by federal tax laws to begin receiving payments of amounts attributable to them or risk paying a penalty tax.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? If provided by the Contract, a death benefit is provided in the event of death of the Participant prior to the earlier of the Participant's 75(th) birthday or the Annuity Commencement Date. Death benefits may not be available in all jurisdictions. Any amounts paid will be reduced by any applicable premium tax, outstanding loans or surrenders not previously deducted.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit values.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer Account Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

MAXIMUM TRANSACTION EXPENSES

SURRENDER CHARGE:........................................................    5%(1),(2)
As a percentage of amount surrendered
VARIABLE LIQUIDITY BENEFIT CHARGE:.......................................    5%(3)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

---------
(1) For Contracts issued on or after May 24, 2005, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE
------------------------     -------------    ----------------
         0 years                1 years              5%
         1 years                2 years              4%
         2 years                3 years              3%
         3 years                4 years              2%
         4 years                5 years              1%
        5 + years                                    0%


(2) For Contracts issued before May 24, 2005, the surrender charge declines to zero after the end of the 8(th) Contract Year. The charge is as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE
------------------------     -------------    ----------------
         0 years                2 years              5%
         2 years                4 years              4%
         4 years                6 years              3%
         6 years                8 years              2%
        8+ years                                     0%


(3) This withdrawal charge only applies when an Annuitant makes a surrender after beginning to receive Annuity payments. For Contracts issued on or after May 24, 2005, the charge is as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               5%
         1 years                2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5+ years                                      0%

For Contracts issued before May 24, 2005, the charge is as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               5%
         2 years                4 years               4%
         4 years                6 years               3%
         6 years                8 years               2%
        8+ years                                      0%


MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES

RANGE OF DAILY ASSET (MORTALITY & EXPENSE RISK) CHARGE(4)

 AGGREGATE CONTRACT ASSETS     TOTAL ANNUAL DAILY ASSET CHARGE
---------------------------    -------------------------------
     $0 -- $499,999.99                      1.50%
  $500,000 -- $999,999.99                   1.30%
$1,000,000 -- $1,999,999.99                 1.20%
$2,000,000 -- $2,999,999.99                 1.10%
$3,000,000 -- $3,999,999.99                 1.00%
    $4,000,000 and over                     0.85%


We may reduce or eliminate the surrender charge and/or the daily asset charge under the Contract. See "Charges and Deductions" below.

(4)   We are waiving the following amounts of the M&E charge on these
      Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio of the Metropolitan Series Fund, Inc.; an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Harris Oakmark International Portfolio of the Met Investors Series Trust; an amount equal to the underlying expenses that were in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio -- Class B of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio -- Class B of the Met Investors Series Trust; an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B of the Met Investors Series Trust; and the amount, if any, equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T. Rowe Price Small Cap Growth
      Portfolio -- Class B of the Metropolitan Series Fund, Inc..

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling your TPA at 1-800-519-9117.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.29%      1.73%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --          0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --          0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --          0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --          0.90%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --          0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Small-Mid Cap Growth
     Securities Fund.............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Developing Markets
     Securities Fund.............    1.23%       0.25%      0.25%           --          1.73%          --          1.73%
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --          0.93%
LEGG MASON PARTNERS EQUITY
  TRUST -- CLASS A
  Legg Mason Partners Small Cap
     Value Fund..................    0.75%       0.25%      0.21%           --          1.21%          --          1.21%(2)
LEGG MASON PARTNERS INCOME
  TRUST -- CLASS A
  Legg Mason Partners Investment
     Grade Bond Fund.............    0.64%       0.25%      0.26%           --          1.15%          --          1.15%(2)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --          0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --          0.81%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class I........    0.75%         --       0.13%           --          0.88%          --          0.88%
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --          0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --          0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --          0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --          1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --          1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --          1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio...................    0.65%         --       0.36%           --          1.01%          --          1.01%(2)
  Legg Mason Partners Variable
     Global High Yield Bond
     Portfolio -- Class I........    0.80%         --       0.41%           --          1.21%          --          1.21%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --          0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --          0.73%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --          0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --          0.65%
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --          0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --          0.70%
  Lazard Mid Cap
     Portfolio -- Class A........    0.69%         --       0.07%           --          0.76%          --          0.76%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --          0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --          1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --          0.86%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --          0.98%(4)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --          0.69%(5)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --          1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --          0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%         0.43%(6)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --          0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --          0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --          0.81%
  Jennison Growth
     Portfolio -- Class B........    0.63%       0.25%      0.04%           --          0.92%          --          0.92%
  Lehman Brothers(R) Aggregate
     Bond Index
     Portfolio -- Class A........    0.25%         --       0.05%           --          0.30%        0.01%         0.29%(7)
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%         1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%         0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%         0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --          1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --          1.04%(8)
  MetLife Stock Index
     Portfolio -- Class A........    0.25%         --       0.04%           --          0.29%        0.01%         0.28%(9)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --          0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%         0.70%(10)
  Morgan Stanley EAFE(R) Index
     Portfolio -- Class A........    0.30%         --       0.12%         0.01%         0.43%        0.01%         0.42%(11)
  Russell 2000(R) Index
     Portfolio -- Class A........    0.25%         --       0.07%         0.01%         0.33%        0.01%         0.32%(9)
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B........    0.60%       0.25%      0.07%           --          0.92%          --          0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --          0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --          0.54%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --          0.83%
TEMPLETON GROWTH FUND,
  INC. -- CLASS A................    0.56%       0.25%      0.20%           --          1.01%          --          1.01%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --          0.84%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(5) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.244%.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.243%.
(10) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.
(11) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to 0.293%.


EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. These examples reflect the annual Contract administrative charge, factoring in that the charge is waived for Contracts over a certain value. Additionally, these examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The examples assume that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE 1 (FOR CONTRACTS ISSUED ON OR AFTER MAY 24, 2005)

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $826       $1,296      $1,787      $3,519       $326        $996       $1,687      $3,519
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $683         $865      $1,072      $2,106       $183        $565         $972      $2,106


EXAMPLE 2 (FOR CONTRACTS ISSUED BEFORE MAY 24, 2005)

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........     $826       $1,396      $1,987      $3,519       $326        $996       $1,687      $3,519
Underlying Fund with
Minimum Total Annual
Operating Expenses.........     $683         $965      $1,272      $2,106       $183        $565         $972      $2,106


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendix A.

                  THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN

--------------------------------------------------------------------------------

The Contract may provide that all or some of the rights or choices as described in this Prospectus are subject to the plan's terms. For example, limitations may apply to investment choices, Purchase Payments, withdrawals, transfers, loans, the death benefit and Annuity options.

The Contract may provide that a plan administrative fee will be paid by making a withdrawal from the Contract Value. Also, the Contract may require a signed authorization from the plan administrator to exercise certain rights. We may rely on the plan administrator's statements to us as to the terms of the plan. We are not a party to the retirement plan. We will not be responsible for determining what the plan says.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

The Unallocated Group Variable Annuity is a group annuity contract between the Contract Owner and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

We encourage you to evaluate the fees, expenses, benefits and features of this group annuity Contract against those of other investment products, including other group annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

GENERAL

The Contracts described in this prospectus are designed for use only with plans that qualify for special tax treatment under Section 401 of the Code. Purchase Payments may be allocated to your choice of one or more Funding Options. Purchase Payments less any applicable premium tax ("Net Purchase Payments") are applied to purchase Separate Account Accumulation Units of the appropriate Funding Option. The Accumulation Unit value will be determined as of the end of the Valuation Period during which the payments were received. The value of your investment during the Accumulation Period will vary in accordance with the net income and performance of each Funding Option's individual investments. While you will not receive any dividends or capital gains from the Funding Options, they will be reflected in the value of that Funding Option's corresponding Accumulation Unit. During the Variable Annuity payout period, Annuity payments and reserve values will vary in accordance with these factors.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. Current Contract Owners may make additional Purchase Payments and enroll new Participants in the Plan.

Purchase of this Contract does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

From approximately, July 1, 2007, to (the day prior to the date of the registration statement), the Contract was offered when there were no registered units available for the Contract. If you submitted Purchase Payments during this time period, the security you purchased was not registered under the Securities Act of 1933, as amended (the "Securities Act"), even though you received a prospectus which described the features of the Contract and a prospectus with updated information annually. The Company has since registered the units under the Securities Act that were offered on an unregistered basis, as well as additional units to cover future anticipated plan participant enrollments and other activity. If you submitted Purchase Payments during the time period mentioned above, then as of the date of this prospectus, your Purchase Payments are now buying registered units.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to the TPA at 1-800-519-9117.

UNALLOCATED CONTRACTS

The Contract is issued on an unallocated basis. It is designed for use with certain Plans where the employer has secured the services of a TPA that we have agreed may administer these Contracts. The TPA's services are separate and distinct from the Contract. The Company is not responsible for and has no obligation relating to services performed for the Plan by the TPA.

We will issue the Contracts to the Plan sponsor or the Plan trustee. All Purchase Payments are held under the Contract, as directed by the Contract Owner or its designee. There are no individual accounts under the Contract for individual Participants in the Plan.

PURCHASE PAYMENTS

The minimum average Purchase Payment allowed is $10,000 annually per Contract. We may refuse to accept total Purchase Payments over $3,000,000. Purchase Payments may be made at any time on behalf of the Participant while the Participant is alive and before Annuity Payments begin.


April 28, 2008, as supplemented January   , 2009

CREDITING PURCHASE PAYMENTS

We apply Net Purchase Payments to purchase Accumulation Units of the selected Funding Options. We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days of our receipt of the initial Purchase Payment, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money").

We will credit subsequent Purchase Payments to a Contract on the same business day we receive it, if received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission (the "SEC")).

Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

We will provide you with the address of the office to which Purchase Payments are to be sent.

If you send Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your Contract.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or liquidate for a withdrawal request) is determined by dividing the amount directed to each Funding Option (or taken from each Funding Option) by the value of its Accumulation Unit. Normally we calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.

ACCOUNT VALUE

During the Accumulation Period, we determine the Account Value by multiplying the total number of Funding Option Accumulation Units credited to that account by the current Accumulation Unit value for the appropriate Funding Option, and adding the sums for each Funding Option. There is no assurance that the value in any of the Funding Options will equal or exceed the Purchase Payments made to such Funding Options.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund.

Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940, as amended ( the "1940 Act"). These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

A few of the Underlying Funds are retail mutual funds which are also available to investors outside of variable annuity products. The investment return of the subaccounts of the Contract that invest in the retail funds will be lower than the investment return of the corresponding retail funds themselves due to the Contract charges and expenses you bear while you hold the Contract.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the SEC and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Cash Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. ("MetLife") and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife's acquisition of the Travelers insurance companies -- The Travelers Insurance Company and The Travelers Life and Annuity Company -- (now MetLife Insurance Company of Connecticut) -- from Citigroup. Legg Mason replaced the Citigroup affiliates as party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory, LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the 1940 Act. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee Table -- Underlying Fund Fees and Expenses" and "Other Information -- Distribution of the Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriters for the American Funds Insurance Series(R). (See "Distribution of Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-233-3591 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser. Your Plan may not offer all of these Funding Options to Participants.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Developing Markets       Seeks long-term capital            Templeton Asset Management Ltd.
  Securities Fund                  appreciation.
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS EQUITY
  TRUST -- CLASS A
Legg Mason Partners Small Cap      Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Value Fund                                                          LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS INCOME
  TRUST -- CLASS A
Legg Mason Partners Investment     Seeks as high a level of current   Legg Mason Partners Fund Advisor,
  Grade Bond Fund                  income as is consistent with       LLC
                                   prudent investment management and  Subadviser: Western Asset
                                   preservation of capital.           Management Company
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class I             term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio                                                           Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize total return,    Legg Mason Partners Fund Advisor,
  Global High Yield Bond           consistent with the preservation   LLC
  Portfolio -- Class I             of capital.                        Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class B             capital.                           Subadviser: Jennison Associates
                                                                      LLC
Lehman Brothers(R) Aggregate Bond  Seeks to equal the performance of  MetLife Advisers, LLC
  Index Portfolio -- Class A       the Lehman Brothers(R) Aggregate   Subadviser: MetLife Investment
                                   Bond Index.                        Advisors Company, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MetLife Stock Index                Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A             the Standard & Poor's 500(R)       Subadviser: MetLife Investment
                                   Composite Stock Price Index.       Advisors Company, LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Morgan Stanley EAFE(R) Index       Seeks to equal the performance of  MetLife Advisers, LLC
  Portfolio -- Class A             the MSCI EAFE(R) Index.            Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
Russell 2000(R) Index              Seeks to equal the return of the   MetLife Advisers, LLC
  Portfolio -- Class A             Russell 2000(R) Index.             Subadviser: MetLife Investment
                                                                      Advisors Company, LLC
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B             and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
TEMPLETON GROWTH FUND,             Seeks long term capital growth.    Templeton Global Advisors Limited
  INC. -- CLASS A
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.


++ Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix B -- Additional Information Regarding the Underlying Funds".

METROPOLITAN SERIES FUND, INC. ASSET ALLOCATION PORTFOLIOS

The MetLife Conservative Allocation Portfolio, the MetLife Conservative to Moderate Allocation Portfolio, the MetLife Moderate Allocation Portfolio, the MetLife Moderate to Aggressive Allocation Portfolio and the MetLife Aggressive Allocation Portfolio, also known as the "asset allocation portfolios", are "fund of funds" portfolios that invest substantially all of their assets in other portfolios of the Metropolitan Series Fund, Inc. or the Met Investors Series Trust. Therefore, each of these asset allocation portfolios will bear its pro-rata share of the fees and expenses incurred by the underlying portfolio in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the asset allocation portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios in which the asset allocation portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the asset allocation portfolios.

A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive asset allocation services provided by MetLife Advisers. For more information regarding the asset allocation portfolios, please read the prospectus for these portfolios.

                    CHARGES AND DEDUCTIONS UNDER THE CONTRACT

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     -    the death benefit paid on the death of a Participant;

     -    the available Funding Options and related programs; and

     -    administration of the annuity options available under the Contracts.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     - sales and marketing expenses including commission payments to your sales agent; and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     - that the amount of the death benefit will be greater than the Contract Value; and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which Plan assets are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract based upon characteristics of the group. Such characteristics include, but are not limited to, the nature of the group, size, facility by which Purchase Payments will be paid, and aggregate amount of anticipated persistency. The availability of a reduction or elimination of the withdrawal charge or the administrative charge will be made in a reasonable manner and will not be unfairly discriminatory to the interest of any Contract Owner.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Withdrawals pursuant to a request to divide a Participant's account due to a divorce are subject to a surrender charge.

Contracts purchased prior to May 24, 2005 may be subject to fees and charges that differ from those described herein based on a competitive bidding process, which may have included negotiation of fees and charges based on factors such as, but not limited to: the total number of Plan participants, the aggregate of all Plan participant account values, present or anticipated levels of Purchase Payments, distributions, transfers, administrative expenses, and distribution expenses (including commissions payable to the selling broker-dealer).

SURRENDER CHARGE

Purchase Payments made under the Contract are not subject to a front-end sales load. However, upon withdrawal, the Company will charge a maximum surrender charge of 5% on the total amount withdrawn. For Contracts issued on or after May 24, 2005, the surrender charge declines to zero after the fifth Contract Year. The surrender charge schedule is:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE
------------------------     -------------    ----------------
         0 years                1 years              5%
         1 year                 2 years              4%
         2 years                3 years              3%
         3 years                4 years              2%
         4 years                5 years              1%
        5+ years                                     0%


For Contracts issued before May 24, 2005, the surrender charge declines to zero after the eighth Contract Year. The surrender charge schedule for these Contracts is:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    SURRENDER CHARGE
------------------------     -------------    ----------------
         0 years                2 years              5%
         2 years                4 years              4%
         4 years                6 years              3%
         6 years                8 years              2%
        8+ years                                     0%


The surrender charge can be changed if the Company anticipates it will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of a TPA. When considering a change in the surrender charges, the Company will take into account:

     (a) the size of plan assets and the expected amount of annual contributions, and

     (b) the expected level of agent, TPA or Company involvement during the establishment and maintenance of the Contract, including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan, and

     (c) the expected level of commission the Company may pay to the agent for distribution expenses, and

     (d) any other relevant factors that the Company anticipates will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

Except as noted below, the surrender charge will not be assessed for withdrawals made under the following circumstances:

-    retirement (as defined by the terms of       -     disability as defined in Code section
     your Plan and consistent with IRS rules)           72(m)(7)
-    separation from service/severance from       -     minimum required distributions (generally
     employment                                         at age 70 1/2)
-    loans (if available in your Plan)            -     return of Excess Plan Contributions
-    hardship (as defined by the Code)            -     transfers to an employer stock fund
-    Death                                        -     certain Plan expenses as mutually agreed
                                                        upon
-    annuitization under this Contract or
     another contract issued by us


The surrender charge will apply to allowable distributions made to highly compensated employees of a Plan with less than fifty participants until after the fifth Contract Year.

DAILY ASSET CHARGE

This charge is also known as the mortality and expense risk (M&E) charge and is deducted on each Valuation Date from amounts held in the Separate Account. The charge will vary based on the expected aggregate Contract assets during the first Contract year, as determined by the Company. This charge is equal to a maximum of 1.50% annually (1.30% for unallocated Contracts in Florida) of the amounts allocated to each Funding Option. The daily asset charge applicable to your Contract will depend on the expected level of aggregate Contract assets during your first Contract Year. Below are the variations of the charge based on different levels of expected aggregate contract assets:

 AGGREGATE CONTRACT ASSETS     DAILY ASSET CHARGE
---------------------------    ------------------
     $0 -- $499,999.99                1.50%
  $500,000 -- $999,999.99             1.30%
$1,000,000 -- $1,999,999.99           1.20%
$2,000,000 -- $2,999,999.99           1.10%
$3,000,000 -- $3,999,999.99           1.00%
    $4,000,000 and over               0.85%


The mortality risk portion compensates the Company for guaranteeing to provide Annuity payments according to the terms of the Contract regardless of how long the Annuitant lives and for providing the death benefit if a Participant dies prior to the Annuity Commencement Date. The expense risk portion of the daily asset charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs. Actual costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     -    sales, commission and marketing expenses, and

     -    other costs of doing business.

We may, under some circumstances, agree to change the daily asset charge for a Plan from the charge level that would otherwise apply based on the aggregate Contract assets based on factors such as annual contributions, the number of employees, demographics of Plan Participants (which may reduce mortality and expenses of the Plan), and any other factors that the Company considers relevant.

Although variable Annuity payments made under the Contracts will vary in accordance with the investment performance of each Funding Option's investment portfolio, payments will not be affected by: (a) the Company's actual mortality experience among Annuitants after retirement, or (b) the Company's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by the Company.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn during the annuity period. This charge is not assessed during the accumulation phase.

For Contracts issued on or after May 24, 2005, We will assess the charge as a percentage of the total benefit received as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               5%
         1 years                2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5+ years                                      0%


For Contracts issued before May 24, 2005, We will assess the charge as a percentage of the total benefit received as follows:

               CONTRACT YEAR
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                2 years               5%
         2 years                4 years               4%
         4 years                6 years               3%
         6 years                8 years               2%
        8+ years                                      0%


Please refer to the "Payment Options" section for a description of this benefit.

FUNDING OPTION CHARGES

There are certain deductions from and expenses paid out of the assets of each Funding Option. These are described in the applicable prospectus for each Funding Option. Underlying Funding Option expenses are not fixed or guaranteed and are subject to change by the Fund.

TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or account values for payment to the Contract Owner and/or the TPA for plan related expenses. These charges are not levied by the Contract. Such charges may include maintenance fees and transaction fees.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, Contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

TRANSFERS OF CASH VALUE BETWEEN FUNDING OPTIONS

Subject to the limitations described below, you may transfer all or part of your Cash Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange
(NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Cash Values may generally be transferred from the Funding Options to the Fixed Account at any time.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

TRANSFERS FROM THE FIXED ACCOUNT

Transfers from the Fixed Account, either to the Funding Options or to Contracts not issued by us, may not exceed 20% per Contract Year, as applicable to the Cash Value in the Fixed Account valued on each such anniversary. No transfers will be allowed from the Fixed Account to any Competing Fund in the Plan. Amounts previously transferred from the Fixed Account to the Funding Options may not be transferred back to the Fixed Account or any Competing Fund for a period of at least three months from the date of transfer. The Company reserves the right to waive either of these restrictions in its discretion and/or to limit the number of transfers to be transferred from the Fixed Account to the Funding Options to not more than one in any six month period. Automated transfers under the Company's Dollar Cost Averaging Program are not allowed from the Fixed Account.

Please see "Appendix E -- Competing Funds" for more information.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Cash Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds (i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Small Cap Value Fund, Legg Mason Partners Diversified Strategic Income Portfolio, Legg Mason Partners Variable Global High Yield Bond Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Morgan Stanley EAFE(R) Index Portfolio, Pioneer Strategic Income

Portfolio, Russell 2000(R) Index Portfolio, T. Rowe Price Small Cap Growth Portfolio, Third Avenue Small Cap Value Portfolio, and Templeton Growth Fund, Inc., the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series(R) portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS(R) MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds(R) requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds(R) requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy. Although we do not have the operational or systems capability at this time to impose the American Funds(R) monitoring policy and/or to treat all of the American Funds portfolios as Monitored Portfolios under our policy, we intend to do so in the future.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Contract Owner; or

     - reject the transfer or exchange instructions of individual Contract Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Contract Owner.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of an individual Contract Owner, and to execute instructions from the Underlying Fund to restrict or prohibit further Purchase Payments or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

TRANSFERS FROM FUNDING OPTIONS TO CONTRACTS NOT ISSUED BY US

You may transfer all or any part of Your Contract's Cash Surrender Value, subject to the restrictions of the Fixed Account, if applicable, from any Funding Option to any contract not issued by us. Such transfers may be subject to a sales or surrender charge, as described in the Contract.

TRANSFERS TO OR FROM OTHER CONTRACTS ISSUED BY US

Under specific conditions, we may allow you to transfer to this Contract the Contract value of other group annuity contracts we have issued to you or to transfer amounts from this Contract to another Contract issued by us without applying a sales or surrender charge to the funds being transferred. Once the transfer is complete and we have established an account for you at your direction, a new sales or surrender charge may apply, as described in the new Contract.

TRANSFERS FROM CONTRACTS NOT ISSUED BY US

Under specific conditions, when authorized by the state insurance department, we may credit a Plan up to 4% of the amount transferred to us from another investment vehicle as reimbursement to the Plan for any exit penalty assessed by the other investment vehicle provider. We will recover this credit through reduced compensation paid to the servicing agent or broker.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Before the Maturity Date, we will pay all or any portion of your Cash Surrender Value to the Contract Owner or at the Contract Owner's direction, to the Participant. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after we receive the request in good order. The Cash Surrender Value equals the Contract or account cash value less any applicable withdrawal charge, outstanding cash loans, and any premium tax not previously deducted. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.

We may withhold payment of Cash Surrender Value or a Participant's loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

The trust of a Section 401(k) plan may not generally distribute amounts attributable to employer contributions prior to the employee's retirement, death, disability or severance from employment. (See "Federal Tax
Considerations").

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

We issue only the Contract. Where we refer to "you," we are referring to the Contract Owner.

At Your direction, Participants will receive all payments while they are alive unless You direct them to an alternate recipient.

BENEFICIARY

At Your direction, Participants name the Beneficiary in a Written Request. The Beneficiary has the right to receive any remaining contractual benefits upon the death of the Participant. If more than one Beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request before the death of the Participant.

Unless an irrevocable Beneficiary has been named, Participants generally have the right to change any Beneficiary by Written Request during the lifetime of the Participant and while the Contract continues.

ANNUITANT

The Annuitant, generally a Plan Participant, is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

DEATH BENEFITS PRIOR TO THE ANNUITY COMMENCEMENT DATE

DEATH BENEFITS MAY NOT BE AVAILABLE IN ALL JURISDICTIONS.

If provided by the Contract, in the event the Participant dies before the selected Annuity Commencement Date or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of (a) the Cash Value of the amount attributable to the Participant or (b) the total Purchase Payments made under the Contract attributable to that Participant, less any applicable premium tax and prior surrenders not previously deducted and any outstanding loan balance as of the date we receive Due Proof of Death.


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

The death benefit amount is determined in the same manner as with an allocated contract, subject to the Plan providing the Company with required information about participant contributions, withdrawals, outstanding loan amounts, and any other required information.

If the Participant dies on or after age 75 and before the Annuity Commencement Date, we will pay the Beneficiary the Cash Value attributable to the Participant less any applicable premium tax, prior surrenders not previously deducted, and any outstanding loan balance, as of the date we receive Due Proof of Death.

We will pay this benefit upon receiving Due Proof of Death along with a Written Request setting forth the Cash Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, we will require copies of records and any other reasonable proof we find necessary to verify the Cash Value and total Purchase Payments attributable to the Participant under the Contract.

The death benefit may be taken by the Beneficiary in one of three ways: 1) in a single sum, in which case payment will be made within seven days of our receipt of Due Proof of Death, unless subject to postponement as explained below; 2) within five years of the Participant's date of death; or 3); applied to a lifetime Annuity. The Beneficiary may choose to have Annuity payments made on a variable basis, fixed basis, or a combination of the two.

                               THE ANNUITY PERIOD

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MATURITY DATE (ANNUITY COMMENCEMENT DATE)

Under the Contract, you can direct us to make regular income payments to Participants ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Annuity Commencement Date"). You can also choose among income plans (annuity options). While the Participant is alive, you can change your selection any time up to the Annuity Commencement Date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Participant and another person, and thereafter during the lifetime of the survivor: or (d) for a fixed period or fixed amount. We may require proof that the Participant is alive before Annuity Payments are made. Not all options may be available in all states.

You may direct us to annuitize amounts attributable to a Participant at any time after you purchase the Contract. Certain annuity options may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon either the later of the Participant's attainment of age 70 1/2 or year of retirement; or the death of the Participant. Participants should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect for Participants to receive Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply the applicable cash value to provide an annuity funded by the same funding options selected during the accumulation period. At least 30 days before the Annuity Commencement Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers".)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.


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

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.0% then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.0% % then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

A Fixed Annuity provides for payments that do not vary during the Annuity Period. The dollar amount remains constant throughout the payment period. The dollar amount of the first Fixed Annuity Payment will be calculated as described under "Amount of First Payment". All subsequent payments will be in the same amount. If it would provide a larger payment, the first Fixed Annuity Payment will be determined using the Life Annuity Tables in effect for the same class of Contract Owners on the Maturity Date.

ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the annuity options described below. The minimum amount that can be placed under an Annuity option is $2,000 unless we consent to a lesser amount. If any periodic payments due are less than $100, we reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to our Home Office at least 30 days prior to the date such election is to become effective. The form of such annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

     (a)  the Participant's name, address, date of birth, social security number

     (b)  the amount to be distributed

     (c)  the annuity option which is to be purchased

     (d)  the date the annuity option payments are to begin

     (e) if the form of the annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the beneficiary as designated by you and

     (f)  any other data that we may require.

The beneficiary, as specified in item (e) above, may be changed by you or the Participant as long as we are notified by Written Request while the Participant is alive and before payments have begun. If the beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the beneficiary. After we receive the Written Request and the written consent of the beneficiary (if required), the new beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment we made before the Written Request.

RETIRED LIFE CERTIFICATE

We will issue to each person to whom annuity benefits are being paid under the Contract a certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

ALLOCATION OF CASH SURRENDER VALUE DURING THE ANNUITY PERIOD

At the time an annuity option is elected, you or the TPA also may elect to have the Participant's Cash Surrender Value applied to provide a variable annuity, a fixed annuity, or a combination of both. If no election is made to the contrary, the Cash Surrender Value will provide an annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, or the TPA if you so authorize, may elect to transfer cash values from one Funding Option to another, as described in the provision "Transfers of Cash Value Between Funding Options", in order to reallocate the basis on which Annuity payments will be determined. Once Annuity payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

Option 1 -- Life Annuity/No Refund. A life annuity is an annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then we will continue to make payments to the designated beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a variable annuity:

     (a) is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity payment; and

     (b)  is

          (1)  the number of Annuity Units represented by each payment; times

          (2)  the number of payments made;

and for a Fixed Annuity:

     (a) is the Cash Value applied on the Annuity Commencement Date under this option and

     (b)  is the dollar amount of Annuity payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, we will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, we will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period. We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than the period selected, we will continue to make payments to the designated Beneficiary during the remainder of the period. Please note that Option 6 may not satisfy the minimum required distribution rules for qualified Contracts. Consult a tax advisor before electing this option.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity payments as may be mutually agreed upon by you and us.

VARIABLE LIQUIDITY BENEFIT

This benefit is offered with variable annuity option "Payments for a Fixed Period" (without life contingency) where payments are made on a variable basis.

At any time after annuitization and before death, a Participant may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum surrender charge rate shown on the specifications page of the Contract, (provided that the Contract is not beyond the fifth or eighth Contract Year, as specified in the applicable chart), multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

CONTRACT TERMINATION

You may discontinue this Contract by Written Request at any time for any reason. Because the Contracts are designed only for use with Plans where the employer has secured the services of a TPA we have agreed may administer the Contract, if You choose to terminate the TPA's services, You must also terminate the Contract.

We reserve the right to discontinue this Contract if:

     (a) the Cash Value of the Contract is less than the termination amount stated in Your Contract; or

     (b) We determine within our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

     (c)  We receive notice that is satisfactory to us of Plan termination.

If we discontinue this Contract or we receive your Written Request to discontinue the Contract, We will, in our sole discretion and judgment:

     (a)  accept no further payments for this Contract; and

     (b)  pay you the Cash Surrender Value of the Funding Options, and

     (c)  pay you the Cash Surrender Value of the Fixed Account, if applicable.

If the Contract is discontinued, we will distribute the Cash Surrender Value to you at the most current address available on our records. Discontinuance of the Contract will not affect payments we are making under annuity options that began before the date of discontinuance. In New York (for Contracts issued on or after April 30, 2007) and certain other states we are required to pay you the Cash Value upon our discontinuance of the Contract.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange (the "NYSE") is closed; (2) when trading on the NYSE is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value of the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

MISSTATEMENT

We may require proof of age of the Owner, Beneficiary or Annuitant before making any payments under this Contract that are measured by the Owner's, Beneficiary's or Annuitant's life. If the age of the measuring life has been misstated, the amount payable will be the amount that would have been provided at the correct age.

Once Annuity Payments have begun, any overpayments or underpayments will be deducted from or added to the payment or payments made after the adjustment. In certain states, we are required to pay interest on any underpayments.

                              THE SEPARATE ACCOUNT

--------------------------------------------------------------------------------

MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account") was established on December 26, 1995 and is exempt from registration with the SEC pursuant to Section 3(c)(11) of the 1940 Act. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options. We may also offer contracts through the Separate Account that are not registered with the SEC.

We hold the assets of the Separate Account for the exclusive benefit of the owners of the Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts or to qualified pension or retirement plans as permitted under the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

We reserve the right to transfer the assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and /or to offer additional Funding Options.

Certain Funding Options are considered Competing Funds, and are subject to transfer restriction. These options are noted as such in your Contract. Certain Funding Options are not currently considered Competing Funds, but may be so in the future because of an allowable change in the Funding Option's investment strategy. These are also noted in your Contract.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

GENERAL

THIS SECTION PROVIDES GENERAL INFORMATION REGARDING THE FEDERAL TAXATION OF ANNUITY CONTRACTS IN VARIOUS TAX "MARKETS", INCLUDING GENERAL INFORMATION REGARDING OPTIONAL ANNUITY CONTRACT BENEFITS SUCH AS LIVING BENEFITS RIDERS. THIS SECTION INCLUDES A DISCUSSION OF TAX MARKETS AND OPTIONAL BENEFITS THAT MAY NOT BE OFFERED BY THIS PROSPECTUS. CONSULT YOUR CONTRACT OR CERTIFICATE FOR MORE INFORMATION.

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and/or Contract Owner, participant or Beneficiary who may make elections under a contract should consult with a qualified tax or legal adviser prior to such purchase or the making of an election. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

You are responsible for determining whether your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under your Contract satisfy applicable tax law.

Congress has recognized the value of saving for retirement by providing certain tax benefits for annuities. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity Contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (current top rate of 35%).

Under the current Code, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends.

We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or ERISA (the Employee Retirement Income Security Act of 1974). If the Annuity is subject to the Retirement Equity Act because it is part of a plan subject to ERISA, the participant's spouse has certain rights which may be waived with the written consent of the spouse. Consult your tax advisor.

The rules for state and local income taxes may differ from the Federal income tax rules. Contract Owners of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

Tax-Free Exchanges. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

Federal Estate Taxes. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation-Skipping transfer tax. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS. Consult a tax advisor or attorney prior to naming a beneficiary or other payee under the Income Annuity to determine whether this tax may apply.

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% additional tax due is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

In general this does not apply to Section 457(b) annuities. However, it does apply to distributions from Contracts under Section 457(b) plans of employers which are state or local governments to the extent that the distribution is attributable to rollovers accepted from other types of eligible retirement plans.

NON-QUALIFIED ANNUITIES

If you purchase the Contract on an individual basis with after-tax dollars and not under a tax qualified retirement plan or Individual Retirement Account, your Contract is referred to as non-qualified.

As the Contract Owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws. Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes.

If a non-qualified annuity is owned by other than an individual (e.g. by a corporation), however, increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

The tax law treats all non-qualified deferred annuities issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Deferred Annuity to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Under Section 1035 of the Code, your non-qualified Contract may be exchanged for another Non-Qualified annuity without paying income taxes if certain Code requirements are met and income payments have not yet commenced. Code Section 1035 provides that no gain or loss is recognized when an annuity contract or a portion of an existing annuity account balance is received in exchange for a life, endowment, or annuity Contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange (or a portion thereof) could result in your investment becoming subject to higher or lower fees and/or expenses.

For partial exchanges under Section 1035, it is conceivable that the IRS could require aggregation of the several contracts if distributions have been taken from any of the contracts after the exchange within a certain period of time (e.g. 24 months) resulting in greater taxable income and adverse tax consequences such as imposition of the 10% penalty if the taxpayer has not attained age 59 1/2 at the time of the distribution(s).

Additionally, consolidation of contracts under a Section 1035 exchange will cause an aggregation of contract values and may adversely impact gain reported and possible imposition of the 10% penalty if the taxpayer is under age 59 1/2 at the time of distribution from a consolidated contract.

Where otherwise permitted under the Contract, pledges, direct or indirect borrowing against the value of the Contract and other types of transfers of all or a portion of your Contract Value may result in the immediate taxation of the gain in your Contract. This rule may not apply to certain transfers between spouses or between ex-spouses which are considered incident to divorce as defined by the Code.

Consult your tax advisor prior to changing the annuitant or prior to changing the date you have determined to commence income payments, if permitted under the terms of your contract. It is conceivable that the IRS could consider such actions to be a taxable exchange of annuity contracts.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

If Underlying Fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the Separate Account(s) investing in the Underlying Fund may fail the diversification requirements of Section 817(h) of the Code, which could have adverse tax consequences for variable Contract Owners, including losing the benefit of tax deferral.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to

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

modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

PARTIAL AND FULL WITHDRAWALS

Any withdrawal is generally treated as coming first from earnings (determined based on the difference between the account balance prior to any surrender charges and the remaining basis, immediately prior to the withdrawal) and only after all earnings are paid out from your contributions (and thus a nontaxable return of principal). However, this rule does not apply to payments made under income annuities. Such payments are subject to an "exclusion ratio" or "excludable amount" which determines how much of each payment is a non-taxable return of your contributions/purchase payments and how much is a taxable payment of earnings. Once the total amount treated as a return of your contributions/purchase payments equals the amount of such contributions/purchase payments, all remaining payments are fully taxable.

Generally, when you (or your beneficiary in the case of a death benefit) make a partial withdrawal from your Non-Qualified Annuity, the Code treats such a withdrawal as:

     -    First coming from earnings (and thus subject to income tax); and

     - Then from your purchase payments (which are not subject to income tax).

This rule does not apply to payments made pursuant to an income pay-out option under your Contract.

In the case of a full withdrawal, the withdrawn amounts are treated as first coming from your non-taxable return of purchase payments and then from a taxable payment of earnings. In the event the proceeds on full surrender of your Contract are less than remaining purchase payments you may be able to claim a loss: consult a tax advisor as to whether a loss is allowable, the character of such loss and where to claim it in your Federal Income Tax return.

INCOME ANNUITY PAYMENTS

Generally, different tax rules apply to payments made pursuant to a pay-out option under your Contract than to withdrawals and payments received before the annuity starting date.

Income payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    A non-taxable return of your purchase payment; and

     -    A taxable payment of earnings.

We will determine such excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

We generally will tell you how much of each income payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Partial Annuitizations: At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your account balance is used to convert to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received for that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.


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

Income payments and amounts received on the exercise of a full withdrawal or partial withdrawal option under your non-qualified Contract may not be transferred in a tax-free exchange into another annuity contract. In accordance with our procedures, such amounts will instead be taxable under the rules for income payment or withdrawals, whichever is applicable.

Additionally, if you are under age 59 1/2 at the time income payments commence and intend the income payments to constitute an exception to the 10% penalty tax, any attempt to make a tax-free transfer or rollover (whether for non-qualified or qualified annuities) prior to the later of (a) age 59 1/2, or (b) five years after income payments commence will generally invalidate the exception and subject you to income tax, additional penalties and interest.

Generally, once the total amount treated as a non-taxable return of your purchase payment equals your purchase payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your income payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Under the Code, withdrawals or income payments from non-qualified annuities need not be made by a particular age. However, it is possible that the IRS may determine that you must take a lump sum withdrawal or elect to receive income payments by a certain age (e.g., 85).

AFTER DEATH & DEATH BENEFITS: NON-QUALIFIED ANNUITIES

TAXATION OF DEATH BENEFIT PROCEEDS

The death benefit under an annuity is generally taxable to the recipient beneficiary or other payee, such as your estate, in the same manner as distributions made to the contract owner (using the rules for withdrawals or income payments, whichever is applicable).

If you die before the annuity starting date, as defined under Treasury Regulations, we must make payment of your entire interest in the Contract within five years of the date of your death or begin payments for a period and in a manner allowed by the Code (and any regulations thereunder) to your beneficiary within one year of the date of your death. If your spouse is your beneficiary, he or she may elect to continue as "contract owner" of the Contract.

If the Contract is issued in your name after your death for the benefit of your designated beneficiary with a purchase payment which is directly transferred to the Contract from another non-qualified account or non-qualified annuity you owned, the entire interest in the Contract including the value of all benefits in addition to the account balance must be distributed to your designated beneficiary under the required minimum distribution rules under the Code that apply after your death. Additionally, the death benefit must continue to be distributed to your beneficiary's beneficiary in a manner at least as rapidly as the method of distribution in effect at the time of your beneficiary's death.

After your death, if your designated beneficiary does not timely elect in accordance with our procedures a method for the payment of the death benefit complying with the Code, the remaining interest in the Contract must be distributed within five years of the date of your death.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of any Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments.

If you die on or after the "annuity starting date," as defined under Treasury Regulations, payments must continue to be made at least as rapidly as under the income type being used as of the date of your death.

If you die before all Purchase Payments are returned, the unreturned amount may be deductible on your final income tax return or deductible by either your beneficiary, if income payments continue after your death, or by your estate or your beneficiary if paid in a lump sum.

In the case of joint owners, the above rules will be applied on the death of any Contract Owner.


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

Where the Contract Owner is not a natural person, these rules will be applied on the death of or change of any annuitant (if changes to the annuitant are permitted under the Contract).

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), or deductible IRA contributions, your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below.

All IRAs, TSAs (ERISA and non-ERISA) sec.457(b), sec.403(a), SEP and SIMPLE plans and 401(a) and 401(k) plans (hereinafter "Qualified Plans" unless otherwise specified) receive tax deferral under the Code. Although there are no additional tax benefits by funding your Qualified Plan with an annuity, doing so does offer you additional insurance benefits such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts.

There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans 457(b) plans, and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more
IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax advisor as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide You with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for You or offer to do so at Your request. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own Contract.


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

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH

Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased owner would have attained age 70 1/2, or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit is $5,000 in 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. The single purchase payment may include the deductible contribution for the year of purchase. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+ catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10%

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

penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

CONVERSION

You may convert/rollover an existing IRA to a Roth IRA if your modified adjusted gross income does not exceed $100,000 in the year you convert. If you are married but file separately, you may not convert a Traditional IRA into a Roth IRA.

Except to the extent you have non-deductible IRA contributions, the amount converted from an existing IRA into a Roth IRA is taxable. Generally, the 10% early withdrawal penalty does not apply to conversions/rollovers. (See discussion below).

Unless you elect otherwise, amounts you convert from a Traditional IRA to a Roth IRA will be subject to income tax withholding. The amount withheld is determined by the Code.

Note: new IRS guidance requires that in the case of a redesignation of a Traditional IRA into a Roth IRA under the same Contract, the amount that is treated as a taxable distribution is the entire value of the contract, in addition to the account balance. The method(s) under which this value must be determined has not been finalized by the IRS. However, interim guidance has been issued which provides the Issuer may use a method similar to that used in determining the required minimum distribution (but without certain exceptions and assumptions being permitted). Additionally, issuers are required to increase the value subject to tax in the year of the redesignation by any front loads or non-recurring charges (this could include contractual withdrawal charges) imposed in the 12 months prior to the conversion. If your Contract permits such redesignation, consult your tax advisor prior to redesignating your Traditional IRA to a Roth.

If you mistakenly convert or otherwise wish to change your Roth IRA contribution to a Traditional IRA contribution, the tax law allows you to reverse your conversion provided you do so before you file your tax return for the year of the contribution and if certain conditions are met.

In general, a taxpayer may be permitted to revoke or recharacterize a previous conversion from a Traditional IRA to a Roth IRA provided that certain conditions are met. Consult your tax advisor and the instructions to IRS Form 8606 which indicates how and when the recharacterization must be made to be valid and how amounts should be reported. The income tax regulations also impose a waiting period to make a reconversion after such a reversal or recharacterization.

KEOGH

A Keogh plan is generally a qualified retirement plan (defined contribution or defined benefit) that covers a self-employed person. Other employees may also be covered. Special rules apply to contribution limits in the case of a self-employed person. The tax rules work similarly to the withdrawal, distribution and eligible distribution rules as under IRAs. However, there may be some differences: consult your tax advisor.

SECTION 403(B) PLANS AND ARRANGEMENTS

GENERAL

TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Income tax regulations issued in July 2007 will require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amount attributable to contributions other than elective deferrals.


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

The regulations are generally effective for taxable years beginning after December 31, 2008. However, certain aspects including a prohibition on the use of new life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective.

WITHDRAWALS AND INCOME PAYMENTS

If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments).

     -    Is directly transferred to another permissible investment under
          Section 403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

Purchase Payments for a tax-deferred annuity contract (including salary reduction contributions) may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501 (c) (3) of the Code. Within statutory limits ($15,500 in 2008), such salary reduction contributions are not currently includable in the gross income of the participants. Additional "catch-up contributions" may be made by individuals age 50 or over. Increases in the value of the Contract attributable to these Purchase Payments are similarly not subject to current taxation. Instead, both the contributions to the tax-sheltered annuity and the income in the Contract are taxable as ordinary income when distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions that may apply in certain situations.

Amounts attributable to salary reductions made to a tax-sheltered annuity and income thereon may not be withdrawn prior to attaining the age of 59 1/2, severance from employment, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant attains the age of 70 1/2 or the calendar year in which the Participant retires. Certain other mandatory distribution rules apply at the death of the participant.

Certain distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403 (b) contract, certain qualified plans or to an Individual Retirement Arrangement (IRA) without federal income tax or withholding.

To the extent an eligible rollover distribution is not directly rolled over to another 403(b) contract, an IRA or eligible qualified contract, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions which were not directly transferred to a qualified retirement program if the participant makes a rollover to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the Contract" is treated as a return of capital and is not taxable.

SECTION 403(B) LOANS

Some 403(b) Contract loans will be made only from a Fixed Account balance up to certain limits. In that case, we credit your Fixed Account. If your TSA Contract permits loans, such loans will be made only from any Fixed Account balance and only up to certain limits. In that case, we credit the Fixed Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your 403(b) annuity and all employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a certain term.

Your Contract will indicate whether contract loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

DESIGNATED ROTH ACCOUNTS FOR 403(B) & 401(K) PLANS

Effective January 1, 2006, employers that have established and maintain TSA or 401(k) plans (collectively the "Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA or 401(k) plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract or to a Contract issued under a 401(k) program under the following conditions:

     1. The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     2. In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     3. All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     4. In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     5. No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     6. If permitted under the Code, we may permit both pre-tax contributions under a plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan or pre-tax 401(k) plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law. However, we reserve the right to require a separate TSA Contract to accept designated Roth TSA contributions and a separate Section 401(k) Contract to accept designated Roth 401(k) contributions.

     7. We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.


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

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

     - The employer must permit contributions under a pre-tax 403(b) or pretax 401 (k) plan in order to permit contributions to be irrevocably designated and made part of the Qualified Roth Contribution Program.

     - Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (age 50+ catch-up) as well as contribution limits that apply under the Plan.

     - In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan, if such amounts have been held under any Designated Roth Account for at least 5 years, as apply to the traditional pre-tax accounts under the Plan ( e.g., death or disability of participant, severance from employment, attainment of age 59 1/2, or hardship (withdrawals only with respect to contributions), if permitted under the Plan).

     - If the amounts have been held under any Designated Roth Account of a participant for at least five years, and are made on account of death, disability, or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distribution").

     - Unlike Roth IRAs, withdrawals, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

     - Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code, a Purchase Payment made by an employer (including salary reduction contributions under Section 401(k) of the Code) is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary. For 2008, the applicable limits are $46,000 for total contributions and $15,500 salary reduction contributions made pursuant to Code Section 401(k). Additional "catch-up contributions" may be made by individuals age 50 or over ($5000 for 2008).

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

If a distribution that is eligible for rollover is not directly rolled over to another qualified retirement plan or IRA, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions that were not directly transferred to a qualified retirement program if the participant makes a rollover contribution to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire, except that if you are a 5% owner as defined in Code Section 416(i)(1)(B), distributions must begin by April 1st of the calendar year following the calendar year in which you attain age 70 1/2. Certain other mandatory distribution rules apply on the death of the participant.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions which may apply in certain situations. Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 457 PLANS

Section 457 of the Code allows employees and independent contractors of state and local governments and tax-exempt organizations to defer a portion of their salaries or compensation to retirement years without paying current income tax on either the deferrals or the earnings on the deferrals. Such deferrals are subject to limits similar to those applicable to 403(b) and 401(k) plans.

Such plans are not available for churches and qualified church controlled organizations.

The Contract Owner of contracts issued under Section 457 plans by non-governmental employers is the employer of the Participant and amounts may not be made available to Participants (or beneficiaries) until separation from service, retirement or death or an unforeseeable emergency as determined by Treasury Regulations. The proceeds of annuity contracts purchased by Section 457 plans are subject to the claims of general creditors of the employer or contractor. A different rule applies with respect to Section 457 plans that are established by governmental employers. The contract must be for the exclusive benefit of the Plan Participants (and their beneficiaries), and the governmental employer (and their creditors) must have no claim on the contract.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the Participant attains the age of 70 1/2 or the calendar year in which the participant retires. Certain other mandatory distribution rules apply upon the death of the participant.

All distributions from plans that meet the requirements of Section 457 of the Code are taxable as ordinary income in the year paid or made available to the participant or Beneficiary.

Generally, monies in your Contract can not be "made available" to you until you, reach age 70 1/2, leave your job or your employer changes or have an unforeseen emergency (as defined by the Code).

The tax rules for taxation of distributions and withdrawals work similarly as to those for IRAs. However the 10% penalty tax only applies to distributions and withdrawals that are attributable to rollovers from IRAs and other eligible retirement plans, and do not apply at all to 457(b) plans of tax exempt employers other than state or local governmental units. Distributions and withdrawals under a 457(b) plan of a tax exempt employer that is not a governmental unit are generally taxed under the rules applicable to wages. Consult your tax advisor.

LOANS: In the case of a 457(b) plan maintained by a state or local government, the plan may permit loans. The Code and applicable income tax regulations limit the amount that may be borrowed from your 457(b) plan and all employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a certain term.

Your 457(b) plan will indicate whether plan loans are permitted. The terms of the loan are governed by your loan agreement with the plan. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

403(A)

GENERAL

The employer adopts a 403(a) plan as a qualified retirement plan to provide benefits to participating employees. The plan generally works in a similar manner to a corporate qualified retirement plan except that the 403(a) plan does not have a trust or a trustee.

See the "General" headings under Income Taxes for a brief description of the tax rules that apply to 403(a) annuities.

THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

Under ERISA, certain special provisions may apply to the Contract if the Contract Owner of a Section 403(b) plan Contract or the owner of a contract issued to certain qualified plans requests that the Contract be issued to conform to ERISA or if the Company has notice that the Contract was issued pursuant to a plan subject to ERISA.

ERISA requires that certain Annuity Options, withdrawals or other payments and any application for a loan secured by the Contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a Beneficiary other than the participant's spouse be deemed invalid unless the participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity contract should consider the provisions of the plan.

FEDERAL INCOME TAX WITHHOLDING & ELIGIBLE ROLLOVER DISTRIBUTIONS

The portion of a distribution that is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

We are required to withhold 20% of the portion of your withdrawal that constitutes an "eligible rollover distribution" for Federal income taxes. We are not required to withhold this money if you direct us or the trustee or the custodian of the plan to directly rollover your eligible rollover distribution to a traditional IRA or another eligible retirement plan.

Generally, an "eligible rollover distribution" is any taxable amount you (or a spousal designated beneficiary or "alternate payee" under the Code) receives from your Contract. In certain cases, after-tax amounts may also be considered eligible rollover distributions.

However, it does not include taxable distributions that are:

(1) Part of a series of substantially equal payments being made at least annually for:

     -    your life or life expectancy

     -    both you and your beneficiary's lives or life expectancies or

     -    a specified period of 10 years or more

(2) Generally, income payments made under a permissible income annuity on or after the required beginning date are not eligible rollover distributions

(3)  Withdrawals to satisfy minimum distribution requirements

(4)  Certain withdrawals on account of financial hardship

Other exceptions to the definition of eligible rollover distribution may exist.

Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be automatically rolled over to an IRA designated by the plan administrator, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. Generally, transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

A distribution including a rollover that is not a direct rollover will require the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise underwithheld or short on estimated taxes for that year.

OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to the mandatory 20% withholding as described in above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election to opt out of withholding is not provided, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
YEAR)

The portion of a periodic distribution that constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or United States legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

Under the Code, withdrawals need not be made by a particular age. However, it is possible that the Internal Revenue Service may determine that the Contract must be surrendered or annuity payments must commence by a certain age (e.g., 85 or older) or your Contract may require that you commence payments by a certain age.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS (IF AVAILABLE UNDER YOUR CONTRACT)

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

Certain living benefits may not be made available under contracts issued to a designated beneficiary after the Owner's death (e.g. a "Stretch IRA" or a Stretch non-qualified contract) or, where otherwise made available, may have limited value due to minimum distributions required to be made under the tax law after the owner's death. Consult your tax advisor.

Where made available under the Contract, certain optional benefits may be inappropriate under IRA and other tax-qualified contracts due to required minimum distribution requirements. Consult your tax advisor.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your own tax advisors as to how these rules affect your own Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (IF AVAILABLE UNDER YOUR CONTRACT)

If you have purchased a GMWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

We reserve the right to change our tax reporting practices where we determine they are not in accordance with IRS guidance (whether formal or informal).

HURRICANE RELIEF

DISTRIBUTIONS: Your plan may provide for "qualified hurricane distributions" pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. Subject to an aggregate limit of $100,000 among all eligible retirement plans, a participant's qualified hurricane distributions are not subject to the 10% early withdrawal penalty that might otherwise apply to a qualified annuity under Section 72(t).

To the extent a participant "repays" a qualified hurricane distribution by contributing within three years of the distribution date to an eligible retirement plan that accepts rollover contributions, it will generally be treated as a timely direct trustee-to-trustee transfer and will not be subject to income tax. To the extent a participant does not repay a qualified hurricane distribution within three years, he or she will include the distribution in gross income ratably over the three-tax year period, beginning with the tax year in which the distribution is received, unless the participant elects to opt out of three-year averaging by including the qualified hurricane distribution in gross income for the year it is received. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.

LOANS: Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma , whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your independent tax advisor to determine if hurricane relief is available to Your particular situation.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the United States. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed will generally be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to United States income tax on all income other than income sourced to Puerto Rico, and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a United States life insurer would be considered United States source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for United States income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to United States source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered United States source income. In addition, Annuity Payments to NRAs in many countries are exempt from United States tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

CHANGES TO TAX RULES AND INTERPRETATIONS

Changes in applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively. Examples of changes that could create adverse tax consequences include:

     - Possible taxation of transfers/reallocations between investment divisions or transfers/reallocations from a Subaccount to the Fixed Account.

     - Possible taxation as if you were the Contract Owner of your portion of the Separate Account's assets.

     - Possible limits on the number of funding options available or the frequency of transfers among them.

We reserve the right to amend your Contract where necessary to maintain its status as a variable annuity contract under federal tax law and to protect you and other Contract Owners in the Subaccounts from adverse tax consequences.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the insurance company and for the Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF THE CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California, 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999,or by visiting FINRA's website www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Company no longer offers the Contracts to new purchasers, but it continues to accept purchase payments from existing Contract Owners and Plan Participants.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into preferred distribution arrangements with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates, MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. (See the Statement of Additional Information -- "Distribution and Principal Underwriting Agreement" for a list of the broker-dealer firms that received compensation during 2007, as well as the range of additional compensation paid.)

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or subadviser to one or more Underlying Funds which are offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers, Inc., Merrill Lynch Investment Managers, L.P., MetLife Advisers, LLC, MetLife Investment Advisors Company, LLC and Met Investors Advisory LLC. MetLife Advisers, LLC, MetLife Investment Advisors Company, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a subadviser may favor these Funds when offering the Contracts.

SALE OF THE CONTRACTS BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contract is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker-dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financial arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Metropolitan Life Insurance Company ("MetLife"), an affiliate of the Company, registered representatives, who are associated with MetLife Securities, Inc., receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concessions and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sales of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R), a percentage of all Purchase Payments allocated to the American Funds Global Growth Fund, the American Funds Growth Fund, and the American Funds Growth-Income Fund for services it provides in marketing the Underlying Funds' shares in connection with the Contract.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners' instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever: (1) the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the minimum Separate Account Charge available under the contract. The second table provides the AUV information for the maximum Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix D. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                     UGVA -- SEPARATE ACCOUNT CHARGES 0.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.514          1.514                 --
                                                       2005      1.498          1.514                 --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      3.029          3.029                 --
                                                       2005      3.029          3.029                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.121          1.174                 --
                                                       2005      1.081          1.121          8,536,045

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.899          0.885                 --
                                                       2005      0.789          0.899            552,065

American Funds Insurance Series(R)
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.497          1.704          2,015,383
                                                       2006      1.254          1.497          1,342,732
                                                       2005      1.108          1.254            438,114

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.373          1.530          5,230,391
                                                       2006      1.257          1.373          4,539,659
                                                       2005      1.091          1.257          2,719,316

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.297          1.351          3,065,058
                                                       2006      1.136          1.297          2,662,287
                                                       2005      1.082          1.136          1,404,509

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.452          2.432                 --
                                                       2005      2.092          2.452          5,664,971

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.757          2.311                 --
                                                       2005      1.654          1.757            984,660

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.269          1.348          1,506,080
                                                       2006      1.099          1.269          2,438,048
                                                       2005      1.062          1.099          2,693,587

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.475          1.300          4,206,856
                                                       2006      1.433          1.475          5,819,927
                                                       2005      1.366          1.433          6,866,674

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.557          1.811          3,207,143
                                                       2006      1.409          1.557          3,054,556
                                                       2005      1.219          1.409          1,941,620

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.035          2.327          4,168,010
                                                       2006      1.825          2.035          4,578,092
                                                       2005      1.560          1.825          3,900,831

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.110          1.224            735,674
                                                       2006      1.030          1.110            645,745
                                                       2005      0.991          1.030            547,033

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.473          1.729                 --
                                                       2005      1.344          1.473            373,491

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.884          3.682          1,798,696
                                                       2006      2.271          2.884          1,471,006
                                                       2005      1.797          2.271            951,217

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.521          1.741          2,681,834
                                                       2006      1.263          1.521          2,538,465
                                                       2005      1.156          1.263          1,980,292

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.853          0.915                 --
                                                       2005      0.767          0.853            872,657

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.575          0.694          4,089,247
                                                       2006      0.512          0.575          4,218,950
                                                       2005      0.461          0.512          5,073,291

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.575          1.779                 --
                                                       2005      1.527          1.575            136,457

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.906          1.841          1,373,302
                                                       2006      1.726          1.906          1,499,917
                                                       2005      1.633          1.726          1,585,184

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.868          1.882          1,540,818
                                                       2006      1.828          1.868          2,056,653
                                                       2005      1.810          1.828          2,348,916

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.848          2.886          2,842,155
                                                       2006      2.358          2.848          4,166,939
                                                       2005      2.199          2.358          4,464,912

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.133          1.188                 --
                                                       2006      1.016          1.133            253,983
                                                       2005      0.986          1.016            242,145

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.993          1.059                 --
                                                       2006      0.933          0.993          1,763,613
                                                       2005      0.885          0.933          2,762,821

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.131          1.138         11,780,628
                                                       2006      1.048          1.131         16,039,306
                                                       2005      0.947          1.048         18,236,317

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.504          1.617          2,777,901
                                                       2006      1.321          1.504          3,262,102
                                                       2005      1.278          1.321          3,288,155

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.500          1.514          1,055,194

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.283          1.334          6,453,917
                                                       2006      1.124          1.283         10,039,121
                                                       2005      1.087          1.124         10,945,884

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.016          0.970          3,832,742
                                                       2006      1.016          1.016                 --
                                                       2005      1.016          1.016                 --

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.809          1.863          1,942,171
                                                       2006      1.543          1.809          2,868,438
                                                       2005      1.460          1.543          3,792,254

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.732          1.809          1,757,633
                                                       2006      1.670          1.732          2,111,467
                                                       2005      1.601          1.670          2,830,511

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.381          1.430            865,055

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.202          1.321            544,181
                                                       2006      1.125          1.202            729,791
                                                       2005      1.087          1.125            929,941

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.052          1.057            233,293
                                                       2006      1.019          1.052            171,151
                                                       2005      1.004          1.019             72,513

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.386          1.401            447,307
                                                       2006      1.326          1.386            744,422
                                                       2005      1.304          1.326            805,864

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.739          1.723            886,039
                                                       2006      1.585          1.739            956,992
                                                       2005      1.540          1.585            989,355

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.216          1.265         18,789,416
                                                       2006      1.172          1.216         20,595,080
                                                       2005      1.150          1.172         22,818,645

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.313          1.405                 --
                                                       2006      1.173          1.313          1,129,579
                                                       2005      1.128          1.173            957,414

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.326          2.446                 --
                                                       2006      1.986          2.326          2,276,235
                                                       2005      1.925          1.986          2,464,434

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.460          1.506                 --
                                                       2006      1.308          1.460          1,844,495
                                                       2005      1.277          1.308          3,589,832

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.322          1.377                 --
                                                       2006      1.137          1.322          1,436,402
                                                       2005      1.110          1.137            993,167

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.391          1.536                 --
                                                       2006      1.250          1.391          1,567,185
                                                       2005      1.164          1.250          1,375,488

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.581          2.714            458,413
                                                       2006      2.697          2.581            520,791

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.389          1.416            482,804
                                                       2006      1.312          1.389            495,975

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.173          1.233                 --
                                                       2006      1.102          1.173            353,790

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.222          1.238            334,743

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.758          1.729          2,797,531
                                                       2006      1.588          1.758          3,318,276

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.506          3.241          3,031,686
                                                       2006      2.432          2.506          4,015,647

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.233            504,131
                                                       2006      1.105          1.164            376,970

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.081          1.112          7,098,894
                                                       2006      1.001          1.081          9,839,723

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.521          1.388          1,583,146

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.231          1.366          2,962,749
                                                       2006      1.240          1.231          4,137,362

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.430          1.526          1,622,073
                                                       2006      1.288          1.430          1,073,910

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.226          1.036          2,092,111
                                                       2006      1.003          1.226          2,751,358

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.626          1.692            126,308
                                                       2006      1.504          1.626            128,120

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.708          1.806            729,820
                                                       2006      1.641          1.708            557,439

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.819          1.749          2,067,497
                                                       2006      1.779          1.819            250,730

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.363          1.412                 --
                                                       2006      1.318          1.363          2,624,935
                                                       2005      1.302          1.318          2,512,085

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.176          1.267                 --
                                                       2006      0.938          1.176          2,763,084
                                                       2005      0.825          0.938          2,191,780

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.162          1.218                 --
                                                       2006      1.041          1.162          2,422,727
                                                       2005      0.984          1.041          2,311,268

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.373          1.377                 --
                                                       2006      1.219          1.373          1,985,695
                                                       2005      1.146          1.219          2,052,379

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.637          0.761          3,141,883
                                                       2006      0.650          0.637          4,896,902

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.497          1.578          1,053,733
                                                       2006      1.434          1.497          1,384,134

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.794          1.849          1,969,025
                                                       2006      1.761          1.794          3,284,540

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.168          2.238            885,767
                                                       2006      2.103          2.168          1,245,971

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.411          1.431          2,175,490

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.064          1.089            687,977
                                                       2006      1.000          1.064             32,895
                                                       2005      1.000          1.000                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.047          1.096             77,319
                                                       2006      1.000          1.047             12,250
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.094            217,078
                                                       2006      1.000          1.053             18,857
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.094            498,626
                                                       2006      1.000          1.058             41,732
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.063          1.094            985,479
                                                       2006      1.000          1.063            211,263
                                                       2005      1.000          1.000                 --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.241          1.232          2,273,917

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.282          2.357          3,848,809
                                                       2006      2.124          2.282          4,817,897

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.279          1.249          2,453,559

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.407          1.368          1,536,939

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.163          1,369,916
                                                       2006      0.998          1.074          1,685,383

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.098          1.138          2,176,100
                                                       2006      1.056          1.098          2,418,766

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.130          1.197                 --
                                                       2005      1.078          1.130          1,297,609

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.295          1.396          3,787,018
                                                       2006      1.257          1.295          3,715,245
                                                       2005      1.238          1.257          3,822,666

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.029          2.172                 --
                                                       2006      1.745          2.029          1,799,959
                                                       2005      1.644          1.745          2,019,651

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.161          1.240                 --
                                                       2005      1.077          1.161          5,985,605

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.034          1.105                 --
                                                       2005      1.039          1.034            100,140

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.463          2.697                 --
                                                       2005      2.210          2.463            767,505

  Travelers Equity Income Subaccount (10/96).........  2006      1.997          2.103                 --
                                                       2005      1.928          1.997          1,630,993

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.276          1.312                 --
                                                       2005      1.255          1.276            556,442

  Travelers Large Cap Subaccount (9/96)..............  2006      1.705          1.761                 --
                                                       2005      1.582          1.705          2,593,839

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.035          1.102                 --
                                                       2005      0.932          1.035            471,059

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.612          0.650                 --
                                                       2005      0.599          0.612          6,394,866

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.052          2.124                 --
                                                       2005      2.011          2.052          5,188,386

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.189          1.288                 --
                                                       2005      1.126          1.189            653,670

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.379          1.588                 --
                                                       2005      1.270          1.379          3,528,909

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.414          1.504                 --
                                                       2005      1.346          1.414             25,965

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.620          1.641                 --
                                                       2005      1.576          1.620            263,744

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.443          1.434                 --
                                                       2005      1.432          1.443          1,733,864

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.692          1.770                 --
                                                       2005      1.672          1.692          1,663,546

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.093          1.056                 --
                                                       2005      1.056          1.093          3,000,711

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.738          1.683            558,261
                                                       2006      1.510          1.738            494,374
                                                       2005      1.463          1.510            397,785

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.791          0.914            427,985
                                                       2006      0.777          0.791            235,007
                                                       2005      0.728          0.777            171,825




                     UGVA -- SEPARATE ACCOUNT CHARGES 1.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.429          1.429                 --
                                                       2005      1.417          1.429                 --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.879          2.879                 --
                                                       2005      2.879          2.879                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.109          1.159                 --
                                                       2005      1.076          1.109         17,734,860

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.872          0.854                 --
                                                       2005      0.771          0.872            951,877

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.471          1.664          3,743,487
                                                       2006      1.240          1.471          2,396,988
                                                       2005      1.103          1.240          1,313,171

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.350          1.494          7,546,410
                                                       2006      1.243          1.350          6,913,220
                                                       2005      1.086          1.243          3,980,066

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.275          1.319          5,065,795
                                                       2006      1.123          1.275          4,794,228
                                                       2005      1.077          1.123          3,195,600

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.304          2.280                 --
                                                       2005      1.979          2.304         18,563,953

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.727          2.257                 --
                                                       2005      1.636          1.727          1,777,079

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.201          1.267          4,703,690
                                                       2006      1.046          1.201          5,754,950
                                                       2005      1.018          1.046          7,060,613

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.395          1.222          6,326,918
                                                       2006      1.364          1.395          8,789,537
                                                       2005      1.309          1.364         10,977,038

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.502          1.736          5,580,152
                                                       2006      1.368          1.502          5,290,311
                                                       2005      1.191          1.368          4,316,893

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.961          2.228          6,042,521
                                                       2006      1.771          1.961          5,940,396
                                                       2005      1.523          1.771          5,275,586

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.070          1.172          1,314,904
                                                       2006      0.999          1.070          1,245,900
                                                       2005      0.968          0.999          1,259,582

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.448          1.689                 --
                                                       2005      1.329          1.448            656,050

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.816          3.572          2,233,832
                                                       2006      2.232          2.816          2,063,801
                                                       2005      1.778          2.232          1,283,293

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.495          1.700          2,382,872
                                                       2006      1.249          1.495          2,297,478
                                                       2005      1.151          1.249          1,807,817

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.822          0.880                 --
                                                       2005      0.744          0.822          1,901,939

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.551          0.660         10,938,244
                                                       2006      0.493          0.551         12,474,519
                                                       2005      0.447          0.493         13,988,779

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.548          1.739                 --
                                                       2005      1.511          1.548            543,026

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.837          1.763          1,071,387
                                                       2006      1.674          1.837          1,136,472
                                                       2005      1.594          1.674          1,291,992

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.744          1.746          2,934,324
                                                       2006      1.718          1.744          3,442,527
                                                       2005      1.713          1.718          4,635,064

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.660          2.677          8,580,420
                                                       2006      2.216          2.660         10,506,686
                                                       2005      2.080          2.216         11,556,208

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.092          1.142                 --
                                                       2006      0.985          1.092            257,336
                                                       2005      0.963          0.985            366,742

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.957          1.019                 --
                                                       2006      0.905          0.957          1,998,280
                                                       2005      0.864          0.905          2,534,642

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.083          1.083         21,494,932
                                                       2006      1.010          1.083         26,698,179
                                                       2005      0.919          1.010         32,284,111

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.424          1.521         10,834,100
                                                       2006      1.259          1.424         13,223,387
                                                       2005      1.225          1.259         15,966,366

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.418          1.426          2,974,206

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.261          1.303          5,348,274
                                                       2006      1.112          1.261          6,469,380
                                                       2005      1.082          1.112          7,573,568

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      0.996          0.946          5,306,512
                                                       2006      0.996          0.996                 --
                                                       2005      0.996          0.996                 --

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.715          1.755          4,171,098
                                                       2006      1.472          1.715          5,565,457
                                                       2005      1.403          1.472          6,896,463

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.642          1.703          2,750,663
                                                       2006      1.593          1.642          3,624,798
                                                       2005      1.537          1.593          4,410,403

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.328          1.369          1,161,590

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.181          1.290          1,194,548
                                                       2006      1.113          1.181          1,524,156
                                                       2005      1.082          1.113          1,999,728

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.030          1.028            221,091
                                                       2006      1.004          1.030            229,231
                                                       2005      0.996          1.004            322,199

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.312          1.318            492,601
                                                       2006      1.264          1.312            607,533
                                                       2005      1.251          1.264            724,864

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.645          1.620          1,693,627
                                                       2006      1.509          1.645          2,007,200
                                                       2005      1.476          1.509          2,108,663

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.150          1.189         23,746,080
                                                       2006      1.116          1.150         27,848,188
                                                       2005      1.102          1.116         31,824,576

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.266          1.351                 --
                                                       2006      1.138          1.266          1,416,753
                                                       2005      1.101          1.138          1,240,390

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.203          2.312                  0
                                                       2006      1.893          2.203          3,069,891
                                                       2005      1.847          1.893          3,614,900

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.384          1.424                 --
                                                       2006      1.248          1.384          3,933,394
                                                       2005      1.226          1.248          5,007,135

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.299          1.350                 --
                                                       2006      1.124          1.299          3,030,493
                                                       2005      1.105          1.124          3,330,405

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.367          1.507                 --
                                                       2006      1.236          1.367          1,539,893
                                                       2005      1.159          1.236          1,383,348

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.444          2.554          1,750,476
                                                       2006      2.565          2.444          2,126,925

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.636          1.657            809,970
                                                       2006      1.551          1.636            873,995

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.109          1.164                 --
                                                       2006      1.047          1.109          1,242,209

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.154          1.163          1,052,239

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.643          1.604          4,825,986
                                                       2006      1.490          1.643          5,464,160

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.340          3.007         11,858,330
                                                       2006      2.280          2.340         15,179,427

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.144          1.204            540,784
                                                       2006      1.091          1.144            353,367

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.100         17,761,155
                                                       2006      1.001          1.077         18,565,726

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.491          1.355          1,706,830

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.210          1.334          7,490,845
                                                       2006      1.224          1.210          9,190,734

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.406          1.490          1,614,190
                                                       2006      1.271          1.406          1,033,204

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.221          1.025          3,183,922
                                                       2006      1.003          1.221          3,905,358

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.587          1.642            210,377
                                                       2006      1.475          1.587            212,276

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.595          1.676          1,579,932
                                                       2006      1.539          1.595          1,679,403

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.776          1.696          4,427,287
                                                       2006      1.739          1.776            726,415

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.308          1.348                 --
                                                       2006      1.273          1.308          3,125,142
                                                       2005      1.266          1.273          3,182,118

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.128          1.208                 --
                                                       2006      0.905          1.128          3,176,741
                                                       2005      0.801          0.905          2,670,171

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.121          1.169                 --
                                                       2006      1.011          1.121          2,719,840
                                                       2005      0.962          1.011          2,780,772

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.318          1.314                 --
                                                       2006      1.177          1.318          3,385,203
                                                       2005      1.114          1.177          3,525,701

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.615          0.729         11,521,344
                                                       2006      0.629          0.615         13,891,601

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.407          1.473          2,277,476
                                                       2006      1.353          1.407          2,821,508

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.676          1.716          6,378,104
                                                       2006      1.653          1.676          8,061,123

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.027          2.079          3,034,380
                                                       2006      1.975          2.027          3,673,762

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.346          1.365          2,195,682

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.077          1,619,336
                                                       2006      1.000          1.059            259,608
                                                       2005      1.000          1.000                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.084            702,513
                                                       2006      1.000          1.042            209,401
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.082            747,274
                                                       2006      1.000          1.048            305,946
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.083          2,688,290
                                                       2006      1.000          1.053          1,022,753
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.083          4,096,531
                                                       2006      1.000          1.058          1,799,899
                                                       2005      1.000          1.000                 --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.191          1.181          1,935,857

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.130          2.186         10,568,624
                                                       2006      1.992          2.130         12,522,537

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.220          1.191          2,427,902

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.343          1.304          2,577,412

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.150          2,447,922
                                                       2006      0.998          1.070          2,705,886

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.079          1.111          4,542,557
                                                       2006      1.042          1.079          5,280,065

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.118          1.182                 --
                                                       2005      1.073          1.118            648,860

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.248          1.337          5,140,662
                                                       2006      1.220          1.248          5,870,103
                                                       2005      1.209          1.220          5,904,054

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.956          2.089                 --
                                                       2006      1.693          1.956          3,920,654
                                                       2005      1.605          1.693          3,969,603

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.149          1.224                 --
                                                       2005      1.073          1.149         12,161,921

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.023          1.091                 --
                                                       2005      1.035          1.023             95,656

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.348          2.565                 --
                                                       2005      2.120          2.348          2,488,257

  Travelers Equity Income Subaccount (10/96).........  2006      1.879          1.975                 --
                                                       2005      1.826          1.879          3,967,894

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.513          1.551                 --
                                                       2005      1.497          1.513            947,377

  Travelers Large Cap Subaccount (9/96)..............  2006      1.603          1.653                 --
                                                       2005      1.497          1.603          5,659,374

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      0.986          1.047                 --
                                                       2005      0.893          0.986          1,240,345

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.595          0.629                 --
                                                       2005      0.586          0.595         17,380,444

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.929          1.992                 --
                                                       2005      1.902          1.929         13,700,725

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.176          1.271                 --
                                                       2005      1.121          1.176            447,743

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.296          1.490                 --
                                                       2005      1.202          1.296          6,053,891

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.390          1.475                 --
                                                       2005      1.331          1.390            197,581

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.523          1.539                 --
                                                       2005      1.492          1.523          1,386,236

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.365          1.353                 --
                                                       2005      1.364          1.365          3,374,701

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.590          1.660                 --
                                                       2005      1.582          1.590          5,030,438

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.081          1.042                 --
                                                       2005      1.052          1.081          7,031,317

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.697          1.632          1,340,137
                                                       2006      1.484          1.697          1,186,033
                                                       2005      1.447          1.484          1,039,939

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.762          0.876            874,438
                                                       2006      0.754          0.762            973,798
                                                       2005      0.711          0.754            891,392




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust -- MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Manager U.S. Government Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06 Oppenheimer Variable Account Funds -- Oppenheimer Main Street Fund/VA-Service Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Franklin Templeton Variable Insurance Products Trust -- Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, AllianceBernstein Variable Products Series Fund, Inc-AllianceBernstein Large Cap Growth Portfolio-Class B was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Janus Aspen Series-Janus Aspen Series Growth and Income Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Delaware VIP REIT Series Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio-Class A and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by the Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Diversified Bond Portfolio was replaced by Metropolitan Series Fund, Inc.-Lehman Brothers(R) Aggregate Bond Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment International Stock Portfolio was replaced by Metropolitan Series Fund, Inc.-Morgan Stanley EAFE(R) Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Large Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-MetLife Stock Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Small Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-Russell 2000(R) Index Portfolio -- Class A and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

              ADDITIONAL INFORMATION REGARDING THE UNDERLYING FUNDS

Some of the Underlying Funds listed below were subject to a merger, substitution or other change. The charts below identify the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS

The following new Underlying Funds were replaced by the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Van Kampen LIT Strategic Growth              Jennison Growth Portfolio -- Class B
     Portfolio -- Class II

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                       PORTFOLIO LEGAL AND MARKETING NAMES

        SERIES FUND/TRUST                   PORTFOLIO/SERIES                    MARKETING NAME
---------------------------------  ---------------------------------  ---------------------------------
American Funds Insurance           Global Growth Fund                 American Funds Global Growth Fund
  Series(R)
American Funds Insurance           Growth-Income Fund                 American Funds Growth-Income Fund
  Series(R)
American Funds Insurance           Growth Fund                        American Funds Growth Fund
  Series(R)
Janus Aspen Series                 Mid Cap Growth Portfolio           Janus Aspen Series Mid Cap Growth
                                                                      Portfolio
Metropolitan Series Fund, Inc.     FI Large Cap Portfolio             FI Large Cap Portfolio (Fidelity)
Metropolitan Series Fund, Inc.     FI Value Leaders Portfolio         FI Value Leaders Portfolio
                                                                      (Fidelity)
PIMCO Variable Insurance Trust     Total Return Portfolio             PIMCO VIT Total Return Portfolio
Van Kampen Life Investment Trust   Van Kampen Life Investment Trust   Van Kampen LIT Comstock Portfolio
                                   Comstock Portfolio
Fidelity(R) Variable Insurance     Contrafund(R) Portfolio            Fidelity VIP Contrafund(R)
  Products                                                            Portfolio
Fidelity(R) Variable Insurance     Mid Cap Portfolio                  Fidelity VIP Mid Cap Portfolio
  Products


                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Services

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Calculation of Money Market Yield

          Independent Registered Public Accounting Firms

          Condensed Financial Information-MetLife Retirement Perspectives

          Condensed Financial Information-Unallocated Group Variable Annuity

          Financial Statements

COPIES OF THE STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 28, 2008 ARE AVAILABLE WITHOUT CHARGE. TO REQUEST A COPY, PLEASE COMPLETE THE COUPON FOUND BELOW AND MAIL IT TO: METLIFE INSURANCE COMPANY OF CONNECTICUT, ANNUITY OPERATIONS AND SERVICES, ONE CITYPLACE, 185 ASYLUM STREET, 3 CP, HARTFORD, CONNECTICUT, 06103-3415.

Name:

Address:

Form SAI Book 94-95

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

                                 COMPETING FUNDS

The Underlying Funds listed below are Competing Funds: defined as any investment option under the Plan which, in our opinion consists primarily of fixed income securities and/or money market instruments.

          NONE

                   UNALLOCATED GROUP VARIABLE ANNUITY CONTRACT
                         METLIFE RETIREMENT PERSPECTIVES

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                 APRIL 28, 2008,

                           AS REVISED JANUARY   , 2009

                                       FOR

            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Prospectus dated April 28, 2008. A copy of the Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Operations and Services, One Cityplace, 185 Asylum Street, 3 CP, Hartford, Connecticut 06103-3415, or by calling 1-800-233-3591 for the Unallocated Group Variable Annuity Prospectus or 1-800-842-9406 for the MetLife Retirement Perspectives Prospectus, or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

The SAI contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contract(s)") offered by MetLife Insurance Company of Connecticut ("we", "our", or the "Company").

                                TABLE OF CONTENTS

                                                                                  ITEM
                                                                                  ----

THE INSURANCE COMPANY...........................................................     2

SERVICES........................................................................     2

PRINCIPAL UNDERWRITER...........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................     2

VALUATION OF ASSETS.............................................................     4

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................     5

CONDENSED FINANCIAL INFORMATION METLIFE RETIREMENT PERSPECTIVES.................     6

CONDENSED FINANCIAL INFORMATION UNALLOCATED GROUP VARIABLE ANNUITY..............    26
FINANCIAL STATEMENTS............................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and has continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account QPN for Variable Annuities (the "Separate Account") satisfies certain exclusionary provisions and, as such, is not subject to regulation under the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                                    SERVICES

CitiStreet LLC provides recordkeeping services to the plans which purchase the Contract for a fee and is the exclusive third party administrator permitted to provide such services in connection with Contract. CitiStreet LLC also provides Contract level services to us in connection with the administration of the Contract.



                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                             COMPANY                         DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007......                                  $128,229,602                           $0

2006......                                  $ 92,981,365                           $0

2005......                                  $135,616,994                           $0


The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                        CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the current yield for a money market Subaccount for a 7-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Underlying Fund or on its respective portfolio securities. On a Contract-specific basis, the current yield is computed by: (a) determining the net change (exclusive of realized gains and losses on the sales of securities and unrealized appreciation and depreciation) at the end of the 7-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit at the beginning of the period, (b) dividing such net change in Subaccount value by the Subaccount value at the beginning of the period to determine the base period return; and (c) annualizing this quotient on a 365-day basis. The net change in Subaccount value reflects net income from the Underlying 365-day basis. The net change in Subaccount value reflects: (1) net income from the Underlying Fund attributable to the hypothetical account; and
(2) Contract-level charges and deductions imposed under the Contract which are attributable to the hypothetical account.

On a Contract-specific basis, current yield will be calculated according to the following formula:

           Current Yield = ((NCF -- ES) / UV) x (365 / 7)

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses for the hypothetical account for the 7-day period.

UV = the unit value on the first day of the 7-day period.

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:

           Effective Yield = (1 + ((NCF -- ES) / UV)) 365 / 7 -- 1

Where:

NCF = the net change in the value of the Underlying Fund (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the 7-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

ES = per unit expenses of the hypothetical account for the 7-day period.

UV = the unit value for the first day of the 7-day period.

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes explanatory paragraphs referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

                         METLIFE RETIREMENT PERSPECTIVES

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                      MRP -- SEPARATE ACCOUNT CHARGES 1.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.117          1.170                 --
                                                       2005      1.079          1.117         15,298,337

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.891          0.876                 --
                                                       2005      0.784          0.891            701,232

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.489          1.692          5,708,724
                                                       2006      1.249          1.489          2,667,548
                                                       2005      1.107          1.249          1,714,430

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.366          1.519         10,098,560
                                                       2006      1.252          1.366          7,543,055
                                                       2005      1.089          1.252          4,593,446

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.290          1.341          6,165,298
                                                       2006      1.132          1.290          3,736,086
                                                       2005      1.081          1.132          2,637,066

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.403          2.382                 --
                                                       2005      2.055          2.403         12,688,088

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.748          2.294                 --
                                                       2005      1.648          1.748          2,024,577

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.247          1.322          3,903,634
                                                       2006      1.082          1.247          5,208,101
                                                       2005      1.048          1.082          7,266,079

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.449          1.275          5,485,820
                                                       2006      1.411          1.449          7,460,825
                                                       2005      1.348          1.411          9,756,914

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.540          1.788          8,003,191
                                                       2006      1.397          1.540          6,736,843
                                                       2005      1.210          1.397          4,874,481

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.012          2.296          7,748,215
                                                       2006      1.809          2.012          6,772,810
                                                       2005      1.549          1.809          6,508,859

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.097          1.208          1,172,523
                                                       2006      1.020          1.097          1,140,640
                                                       2005      0.984          1.020          1,308,829

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.465          1.717                 --
                                                       2005      1.339          1.465          1,251,284

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.863          3.648          2,526,721
                                                       2006      2.258          2.863          1,683,191
                                                       2005      1.791          2.258          1,023,100

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.513          1.728          2,618,280
                                                       2006      1.259          1.513          1,844,385
                                                       2005      1.154          1.259          1,768,543

High Yield Bond Trust
  High Yield Bond Trust (5/05).......................  2006      1.027          1.052                 --
                                                       2005      1.000          1.027             33,163

Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.078          1.298          1,412,616
                                                       2006      1.025          1.078          1,382,114
                                                       2005      0.922          1.025          1,430,512

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.415          0.499          2,439,721
                                                       2006      0.389          0.415          3,000,313
                                                       2005      0.352          0.389          2,806,974

  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.843          0.904                 --
                                                       2005      0.760          0.843          1,618,158

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.568          0.684          7,200,768
                                                       2006      0.506          0.568          6,295,786
                                                       2005      0.457          0.506          7,806,415

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.567          1.766                 --
                                                       2005      1.522          1.567            857,129

Legg Mason Partners Equity Trust
  LMPET S&P 500 Index Subaccount (Class A) (6/98)....  2007      1.266          1.315          8,534,966
                                                       2006      1.110          1.266         11,065,836
                                                       2005      1.077          1.110         13,252,168

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.827          1.837          2,371,177
                                                       2006      1.792          1.827          2,706,370
                                                       2005      1.778          1.792          3,809,655

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.786          2.817          9,119,792
                                                       2006      2.312          2.786         11,246,449
                                                       2005      2.160          2.312         12,503,502

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.116          1.121          9,571,588
                                                       2006      1.036          1.116         10,680,762
                                                       2005      0.938          1.036         14,743,073

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.479          1.587          5,012,343
                                                       2006      1.302          1.479          6,270,442
                                                       2005      1.261          1.302          6,769,000

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.474          1.486          2,323,888

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.276          1.325          4,248,081
                                                       2006      1.120          1.276          3,789,577
                                                       2005      1.086          1.120          4,272,521

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.001          0.963          3,295,152

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.779          1.829          4,381,798
                                                       2006      1.520          1.779          5,995,012
                                                       2005      1.442          1.520          7,022,960

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.704          1.775          1,621,923
                                                       2006      1.646          1.704          2,508,461
                                                       2005      1.581          1.646          3,665,017

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.365          1.411          1,052,691

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.195          1.311            614,725
                                                       2006      1.121          1.195            637,685
                                                       2005      1.086          1.121            732,770

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.045          1.048            139,240
                                                       2006      1.014          1.045            193,527
                                                       2005      1.001          1.014            219,777

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.709          1.690          1,887,429
                                                       2006      1.561          1.709          2,428,335
                                                       2005      1.520          1.561          2,995,011

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.195          1.241         26,382,929
                                                       2006      1.154          1.195         26,923,269
                                                       2005      1.135          1.154         24,875,204

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.298          1.388               (161)
                                                       2006      1.162          1.298          1,181,045
                                                       2005      1.119          1.162          1,493,870

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.287          2.404                 --
                                                       2006      1.957          2.287          1,472,245
                                                       2005      1.900          1.957          1,800,138

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.436          1.480                 --
                                                       2006      1.289          1.436          2,831,577
                                                       2005      1.261          1.289          3,777,557

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.315          1.369                 --
                                                       2006      1.133          1.315          2,342,701
                                                       2005      1.109          1.133          2,199,998

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.383          1.527               (293)
                                                       2006      1.245          1.383          1,228,755
                                                       2005      1.163          1.245          1,295,656

Managed Assets Trust
  Managed Assets Trust (7/05)........................  2006      1.020          1.054                 --
                                                       2005      1.000          1.020                687

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.538          2.663          1,262,892
                                                       2006      2.655          2.538          1,381,892

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.713          1.742          1,196,203
                                                       2006      1.619          1.713            988,993

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.211                 --
                                                       2006      1.084          1.153            831,435

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.201          1.214          1,203,998

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.241          1.216            861,420
                                                       2006      1.160          1.241             35,587

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.720          1.688          4,864,168
                                                       2006      1.555          1.720          4,180,330

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.451          3.164          8,142,645
                                                       2006      2.382          2.451         10,038,525

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.295          1.151            255,642

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.119          1.177            424,637
                                                       2006      1.054          1.119              4,578

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.158          1.224            857,060
                                                       2006      1.101          1.158            195,662

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.080          1.108         15,690,603
                                                       2006      1.001          1.080         18,643,854

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.511          1.378          1,909,551

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.224          1.356          5,845,070
                                                       2006      1.235          1.224          7,561,799

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.159          1.278            752,367
                                                       2006      1.164          1.159             78,150

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.423          1.515          2,727,955
                                                       2006      1.283          1.423          1,082,824

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.225          1.033          3,939,475
                                                       2006      1.003          1.225          4,706,929

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.009          1.073            338,507

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.614          1.677            178,851
                                                       2006      1.495          1.614            121,515

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.184          1.309                 --
                                                       2006      1.120          1.184             12,708

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.671          1.763          2,262,701
                                                       2006      1.607          1.671          1,369,134

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.805          1.732          7,544,941
                                                       2006      1.766          1.805          1,474,689

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.630          0.751          6,436,416
                                                       2006      0.643          0.630          7,104,942

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.468          1.544          2,405,635
                                                       2006      1.408          1.468          3,037,070

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.756          1.806          4,748,113
                                                       2006      1.726          1.756          6,408,879

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.122          2.186          3,377,203
                                                       2006      2.061          2.122          3,556,365

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.086          3,193,404
                                                       2006      1.000          1.062            717,761

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.046          1.092          1,448,971
                                                       2006      1.000          1.046            557,018

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.090          3,588,959
                                                       2006      1.000          1.051          1,877,045

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.091         14,368,354
                                                       2006      1.000          1.056          5,163,720

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.091         13,766,778
                                                       2006      1.000          1.061          4,658,671

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.232          2.301          9,869,681
                                                       2006      2.081          2.232         11,128,107

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.159          2,302,019
                                                       2006      0.998          1.073          1,923,412

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.122          1.167                  0
                                                       2006      1.052          1.122             96,977

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.092          1.130          5,359,848
                                                       2006      1.052          1.092          5,320,819

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.126          1.192                 --
                                                       2005      1.076          1.126            941,212

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/05)......................................  2007      0.984          1.005                 --
                                                       2006      0.987          0.984             68,148
                                                       2005      1.000          0.987             18,203

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.280          1.378          6,120,125
                                                       2006      1.246          1.280          6,316,256
                                                       2005      1.229          1.246          6,621,264

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.006          2.146               (104)
                                                       2006      1.729          2.006          5,892,809
                                                       2005      1.632          1.729          6,121,699

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.158          1.235                 --
                                                       2005      1.076          1.158          9,062,661

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.031          1.101                 --
                                                       2005      1.038          1.031             71,636

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.427          2.655                 --
                                                       2005      2.181          2.427          1,519,196

  Travelers Equity Income Subaccount (10/96).........  2006      1.958          2.061                 --
                                                       2005      1.894          1.958          3,968,226

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.576          1.619                 --
                                                       2005      1.553          1.576          1,046,954

  Travelers Large Cap Subaccount (9/96)..............  2006      1.672          1.726                 --
                                                       2005      1.554          1.672          4,511,968

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.055          1.124                 --
                                                       2005      1.000          1.055             49,605

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.021          1.027                 --
                                                       2005      1.000          1.021                462

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.086                 --
                                                       2005      1.000          1.047            860,019

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.069          1.117                 --
                                                       2005      1.000          1.069            144,197

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.029          1.050                 --
                                                       2005      1.000          1.029             63,237

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.019          1.084                 --
                                                       2005      0.919          1.019          1,383,683

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.607          0.643                 --
                                                       2005      0.595          0.607          9,205,299

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.012          2.081                 --
                                                       2005      1.975          2.012         12,047,206

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.185          1.283                 --
                                                       2005      1.125          1.185            318,855

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.352          1.555                 --
                                                       2005      1.247          1.352          3,792,098

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.407          1.495                 --
                                                       2005      1.341          1.407             88,057

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.063          1.120                 --
                                                       2005      1.000          1.063              5,991

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.589          1.607                 --
                                                       2005      1.548          1.589          1,340,815

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.418          1.408                 --
                                                       2005      1.410          1.418          3,632,916

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.658          1.734                 --
                                                       2005      1.642          1.658          3,369,597

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (9/05)..................................  2006      1.009          1.164                 --
                                                       2005      1.000          1.009                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (9/05)..................................  2006      1.009          1.160                 --
                                                       2005      1.000          1.009                 --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.089          1.052                 --
                                                       2005      1.055          1.089          6,293,284

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.725          1.667          1,424,280
                                                       2006      1.502          1.725          1,232,171
                                                       2005      1.458          1.502          1,227,435

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.782          0.902          1,503,525
                                                       2006      0.770          0.782          1,443,428
                                                       2005      0.723          0.770          1,494,335




                      MRP -- SEPARATE ACCOUNT CHARGES 1.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.112          1.164                 --
                                                       2005      1.077          1.112         36,883,407

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.880          0.864                 --
                                                       2005      0.777          0.880          1,525,982

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.479          1.677          6,649,362
                                                       2006      1.244          1.479          4,587,546
                                                       2005      1.105          1.244          3,061,076

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.357          1.505         13,601,883
                                                       2006      1.247          1.357         10,628,006
                                                       2005      1.087          1.247          6,122,667

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.282          1.329          8,105,106
                                                       2006      1.127          1.282          7,235,979
                                                       2005      1.079          1.127          7,466,608

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.348          2.325                 --
                                                       2005      2.012          2.348         38,316,442

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.736          2.273                 --
                                                       2005      1.641          1.736          4,078,473

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.221          1.291          9,406,157
                                                       2006      1.062          1.221         12,186,134
                                                       2005      1.031          1.062         15,118,185

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.419          1.245         11,758,919
                                                       2006      1.385          1.419         15,844,520
                                                       2005      1.326          1.385         19,865,885

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.519          1.758         11,065,817
                                                       2006      1.381          1.519         10,457,630
                                                       2005      1.199          1.381          7,904,103

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.983          2.258         12,076,657
                                                       2006      1.788          1.983         13,786,295
                                                       2005      1.534          1.788         12,661,665

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.082          1.188          2,833,281
                                                       2006      1.008          1.082          2,599,845
                                                       2005      0.975          1.008          2,633,975

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.456          1.701                 --
                                                       2005      1.334          1.456          1,527,395

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606          4,728,324
                                                       2006      2.244          2.837          4,154,839
                                                       2005      1.784          2.244          3,342,105

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.503          1.712          5,436,208
                                                       2006      1.253          1.503          5,273,068
                                                       2005      1.153          1.253          3,915,005

High Yield Bond Trust
  High Yield Bond Trust (5/05).......................  2006      1.026          1.050                 --
                                                       2005      1.000          1.026             15,746

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/00)............................  2007      1.060          1.274          1,161,305
                                                       2006      1.010          1.060          1,657,096
                                                       2005      0.911          1.010          1,975,105

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/00).....................................  2007      0.408          0.490          2,856,596
                                                       2006      0.383          0.408          3,427,097
                                                       2005      0.348          0.383          4,617,331

  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.832          0.890                 --
                                                       2005      0.751          0.832          2,980,527

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671         17,888,407
                                                       2006      0.499          0.558         18,458,976
                                                       2005      0.451          0.499         21,940,688

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556          1,138,203

Legg Mason Partners Equity Trust
  LMPET S&P 500 Index Subaccount (Class A) (6/98)....  2007      1.239          1.284         10,245,734
                                                       2006      1.090          1.239         14,162,746
                                                       2005      1.059          1.090         17,968,038

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.781          1.786          6,142,790
                                                       2006      1.750          1.781          6,517,632
                                                       2005      1.742          1.750          8,590,975

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.715          2.739         18,139,480
                                                       2006      2.258          2.715         21,753,783
                                                       2005      2.115          2.258         24,634,141

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.097          1.099         40,211,644
                                                       2006      1.022          1.097         45,313,401
                                                       2005      0.927          1.022         56,480,312

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.448          1.550         12,360,673
                                                       2006      1.278          1.448         15,988,942
                                                       2005      1.241          1.278         18,272,296

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.443          1.452          6,028,733

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.267          1.312         11,416,023
                                                       2006      1.115          1.267         16,157,797
                                                       2005      1.084          1.115         18,631,913

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      0.993          0.953         10,360,867

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.743          1.788          8,541,695
                                                       2006      1.493          1.743         10,862,446
                                                       2005      1.420          1.493         12,985,232

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.669          1.735          4,551,549
                                                       2006      1.616          1.669          6,380,597
                                                       2005      1.556          1.616          7,794,578

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.344          1.388          2,018,369

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.187          1.300          2,122,971
                                                       2006      1.117          1.187          3,360,765
                                                       2005      1.084          1.117          4,049,355

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037            512,534
                                                       2006      1.009          1.036            286,123
                                                       2005      0.998          1.009            217,008

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.673          1.651          3,462,978
                                                       2006      1.532          1.673          4,250,443
                                                       2005      1.495          1.532          4,744,978

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.170          1.212         51,040,688
                                                       2006      1.133          1.170         56,106,472
                                                       2005      1.116          1.133         57,921,096

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.280          1.367                 --
                                                       2006      1.149          1.280          2,258,192
                                                       2005      1.109          1.149          2,324,426

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.240          2.352                  0
                                                       2006      1.921          2.240          5,849,786
                                                       2005      1.871          1.921          6,618,937

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.407          1.449                 --
                                                       2006      1.266          1.407          7,758,290
                                                       2005      1.241          1.266         10,113,092

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.306          1.359                 --
                                                       2006      1.128          1.306          5,577,051
                                                       2005      1.107          1.128          5,215,295

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.374          1.516                 --
                                                       2006      1.240          1.374          2,911,819
                                                       2005      1.161          1.240          2,999,591

Managed Assets Trust
  Managed Assets Trust (7/05)........................  2006      1.019          1.052                 --
                                                       2005      1.000          1.019             51,467

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.485          2.602          3,052,454
                                                       2006      2.605          2.485          3,299,642

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.670          1.694          1,838,373
                                                       2006      1.581          1.670          2,151,530

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.128          1.184                 --
                                                       2006      1.063          1.128          1,990,654

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.174          1.186          2,235,249

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.237          1.209            414,030
                                                       2006      1.158          1.237            177,946

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.641         11,259,951
                                                       2006      1.519          1.677         12,752,604

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.389          3.076         22,842,603
                                                       2006      2.325          2.389         28,718,428

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.288          1.144            126,016

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.114          1.170             97,670
                                                       2006      1.052          1.114              6,594

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.150          1.213          1,698,046
                                                       2006      1.095          1.150            960,420

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.078          1.104         36,350,314
                                                       2006      1.001          1.078         40,266,815

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.500          1.365          2,902,980

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.344         14,814,033
                                                       2006      1.229          1.216         18,754,656

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.271            412,986
                                                       2006      1.162          1.156             42,549

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501          2,763,653
                                                       2006      1.276          1.413          1,979,896

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028          7,079,652
                                                       2006      1.003          1.223          8,899,276

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07) *.................................  2007      1.005          1.066            393,318

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657            324,106
                                                       2006      1.484          1.599            377,143

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.179          1.303                 --
                                                       2006      1.118          1.179             28,017

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.629          1.714          3,300,196
                                                       2006      1.569          1.629          3,363,666

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.789          1.712          9,093,181
                                                       2006      1.751          1.789          1,727,327

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.622          0.739         21,314,773
                                                       2006      0.635          0.622         26,974,032

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.434          1.504          5,058,358
                                                       2006      1.377          1.434          5,969,967

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.711          1.756         15,292,046
                                                       2006      1.685          1.711         19,928,589

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.069          2.126          6,602,563
                                                       2006      2.013          2.069          8,131,076

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.081          4,221,614
                                                       2006      1.000          1.061          1,958,944

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.088          1,162,306
                                                       2006      1.000          1.044            383,115

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.086          2,291,363
                                                       2006      1.000          1.049            883,128

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.086         11,330,342
                                                       2006      1.000          1.055          3,589,386

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.086          9,455,372
                                                       2006      1.000          1.060          5,640,976

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.175          2.236         19,448,863
                                                       2006      2.031          2.175         23,285,509

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154          4,188,672
                                                       2006      0.998          1.071          4,045,842

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.118          1.161                 --
                                                       2006      1.050          1.118            143,329

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.085          1.119          8,563,783
                                                       2006      1.046          1.085         10,319,724

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.122          1.186                 --
                                                       2005      1.075          1.122          2,995,331

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/05)......................................  2007      0.980          1.001                 --
                                                       2006      0.986          0.980            109,257
                                                       2005      1.000          0.986             19,599

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355          9,605,873
                                                       2006      1.231          1.262         10,313,946
                                                       2005      1.218          1.231         10,959,074

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                 --
                                                       2006      1.709          1.978          8,877,921
                                                       2005      1.617          1.709          9,127,513

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.153          1.229                 --
                                                       2005      1.074          1.153         23,814,110

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.027          1.095                 --
                                                       2005      1.036          1.027            304,578

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.383          2.605                 --
                                                       2005      2.147          2.383          3,951,037

  Travelers Equity Income Subaccount (10/96).........  2006      1.914          2.013                 --
                                                       2005      1.856          1.914         10,972,268

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.540          1.581                 --
                                                       2005      1.522          1.540          2,050,790

  Travelers Large Cap Subaccount (9/96)..............  2006      1.633          1.685                 --
                                                       2005      1.522          1.633         13,723,565

  Travelers Managed Allocation Series: Aggressive
  Subaccount (7/05)..................................  2006      1.054          1.122                 --
                                                       2005      1.000          1.054             81,093

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.024                 --
                                                       2005      1.000          1.020              4,644

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.045          1.084                 --
                                                       2005      1.000          1.045            145,433

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.068          1.115                 --
                                                       2005      1.000          1.068            514,701

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.027          1.048                 --
                                                       2005      1.000          1.027              1,991

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.001          1.063                 --
                                                       2005      0.905          1.001          2,421,732

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.600          0.635                 --
                                                       2005      0.590          0.600         33,812,297

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.965          2.031                 --
                                                       2005      1.934          1.965         28,235,691

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            864,629

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.321          1.519                 --
                                                       2005      1.222          1.321         13,209,353

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397            148,629

  Travelers Pioneer Mid Cap Value Subaccount (5/05)..  2006      1.061          1.118                 --
                                                       2005      1.000          1.061              5,766

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.552          1.569                 --
                                                       2005      1.517          1.552          3,067,805

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.389          1.377                 --
                                                       2005      1.384          1.389          7,481,341

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.620          1.692                 --
                                                       2005      1.609          1.620         10,796,465

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (9/05)..................................  2006      1.008          1.162                 --
                                                       2005      1.000          1.008              8,832

  Travelers Style Focus Series: Small Cap Value
  Subaccount (9/05)..................................  2006      1.009          1.158                 --
                                                       2005      1.000          1.009                341

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.084          1.046                 --
                                                       2005      1.053          1.084         13,518,079

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.709          1.648          2,363,002
                                                       2006      1.492          1.709          2,280,050
                                                       2005      1.452          1.492          2,172,690

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.771          0.887          1,405,023
                                                       2006      0.761          0.771          1,289,357
                                                       2005      0.716          0.761          1,410,013




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Mid Cap Value Portfolio merged into the Met Investors Series Trust-Pioneer Mid Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc-MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06,The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06,The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06,The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, Managed Assets Trust merged into Metropolitan Series Fund, Inc.-Legg Mason Partners Managed Assets Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, High Yield Bond Trust merged into Metropolitan Series Fund, Inc-Western Asset Management High Yield Bond Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Style Focus Series-Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust -- MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Manager U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 05/01/06 Oppenheimer Variable Account Funds -- Oppenheimer Main Street Fund/VA-Service Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Franklin Templeton Variable Insurance Products Trust -- Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, AllianceBernstein Variable Products Series Fund, Inc-AllianceBernstein Large Cap Growth Portfolio-Class B was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Janus Aspen Series-Janus Aspen Series Growth and Income Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Delaware VIP REIT Series Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio-Class A and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

                       UNALLOCATED GROUP VARIABLE ANNUITY

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                     UGVA -- SEPARATE ACCOUNT CHARGES 1.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.500          1.500                --
                                                       2005      1.485          1.500                --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      3.005          3.005                --
                                                       2005      3.005          3.005                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.118          1.171                --
                                                       2005      1.079          1.118         3,780,258

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.893          0.878                --
                                                       2005      0.785          0.893           131,366

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.491          1.695           598,350
                                                       2006      1.250          1.491           467,232
                                                       2005      1.107          1.250           159,813

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.368          1.521         1,609,831
                                                       2006      1.253          1.368         1,290,110
                                                       2005      1.090          1.253           666,910

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.292          1.344           768,037
                                                       2006      1.133          1.292           649,045
                                                       2005      1.081          1.133           295,088

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.427          2.406                --
                                                       2005      2.074          2.427         1,985,786

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.750          2.298                --
                                                       2005      1.649          1.750           225,503

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.254          1.330           751,513
                                                       2006      1.088          1.254           744,997
                                                       2005      1.053          1.088           958,402

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.457          1.283         1,262,574
                                                       2006      1.419          1.457         1,963,713
                                                       2005      1.354          1.419         2,186,979

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.544          1.793           934,598
                                                       2006      1.400          1.544           819,336
                                                       2005      1.212          1.400           560,332

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.017          2.304         1,217,029
                                                       2006      1.813          2.017         1,175,440
                                                       2005      1.551          1.813         1,006,536

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.100          1.212           216,240
                                                       2006      1.022          1.100           215,995
                                                       2005      0.986          1.022           175,198

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.467          1.720                --
                                                       2005      1.341          1.467           113,813

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.868          3.657           608,769
                                                       2006      2.261          2.868           474,440
                                                       2005      1.792          2.261           253,272

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.515          1.731           688,281
                                                       2006      1.260          1.515           631,646
                                                       2005      1.155          1.260           374,098

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.846          0.906                --
                                                       2005      0.762          0.846           201,434

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.569          0.686         2,005,754
                                                       2006      0.508          0.569         1,840,661
                                                       2005      0.458          0.508         2,229,221

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.569          1.770                --
                                                       2005      1.523          1.569            31,901

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.890          1.823           471,714
                                                       2006      1.714          1.890           642,333
                                                       2005      1.624          1.714           619,292

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.846          1.857           699,924
                                                       2006      1.809          1.846           911,728
                                                       2005      1.795          1.809           933,988

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.815          2.848         1,088,861
                                                       2006      2.334          2.815         1,329,621
                                                       2005      2.180          2.334         1,276,579

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.123          1.177                --
                                                       2006      1.008          1.123           221,435
                                                       2005      0.981          1.008           166,525

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.984          1.050                --
                                                       2006      0.926          0.984           923,766
                                                       2005      0.880          0.926           954,538

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.120          1.125         7,141,988
                                                       2006      1.039          1.120         7,508,906
                                                       2005      0.940          1.039         8,477,137

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.487          1.596         1,246,294
                                                       2006      1.308          1.487         1,223,509
                                                       2005      1.267          1.308         1,768,235

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.482          1.495           667,625

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.277          1.327         3,029,716
                                                       2006      1.121          1.277         3,854,937
                                                       2005      1.086          1.121         3,655,254

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.012          0.964         1,502,896
                                                       2006      1.012          1.012                --
                                                       2005      1.012          1.012                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.788          1.839         1,277,401
                                                       2006      1.527          1.788         1,700,821
                                                       2005      1.448          1.527         1,787,678

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.712          1.785           906,220
                                                       2006      1.653          1.712         1,139,679
                                                       2005      1.587          1.653         1,164,340

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.369          1.416           351,395

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.197          1.314           311,354
                                                       2006      1.122          1.197           470,376
                                                       2005      1.086          1.122           786,605

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.047          1.050            28,314
                                                       2006      1.016          1.047           129,904
                                                       2005      1.002          1.016            15,979

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.370          1.383           391,345
                                                       2006      1.313          1.370           411,154
                                                       2005      1.293          1.313           389,636

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.719          1.701           455,015
                                                       2006      1.569          1.719           588,175
                                                       2005      1.527          1.569           500,840

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.202          1.248         8,132,833
                                                       2006      1.160          1.202         8,689,221
                                                       2005      1.140          1.160         7,578,346

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.302          1.392                --
                                                       2006      1.165          1.302           350,750
                                                       2005      1.122          1.165           302,859

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.299          2.416                --
                                                       2006      1.966          2.299           794,784
                                                       2005      1.908          1.966           868,168

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.443          1.488                --
                                                       2006      1.295          1.443           853,851
                                                       2005      1.266          1.295           945,608

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.316          1.371                --
                                                       2006      1.134          1.316           436,700
                                                       2005      1.109          1.134           143,621

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.385          1.530                --
                                                       2006      1.246          1.385           383,766
                                                       2005      1.163          1.246           281,105

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.551          2.678           204,350
                                                       2006      2.668          2.551           260,791

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.373          1.397           231,289
                                                       2006      1.298          1.373           205,886

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.159          1.218                --
                                                       2006      1.090          1.159           328,339

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.208          1.222           370,420

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.738          1.706         1,749,993
                                                       2006      1.571          1.738         2,094,764

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.477          3.199         2,004,200
                                                       2006      2.406          2.477         2,433,872

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.159          1.226           253,907
                                                       2006      1.102          1.159           155,273

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.080          1.109         4,435,724
                                                       2006      1.001          1.080         4,283,424

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.514          1.380           523,212

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.226          1.358         2,271,601
                                                       2006      1.236          1.226         2,857,200

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.425          1.518           442,986
                                                       2006      1.284          1.425           293,014

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.225          1.033           717,395
                                                       2006      1.003          1.225           719,674

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.617          1.681            61,072
                                                       2006      1.497          1.617            40,966

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.688          1.782           335,244
                                                       2006      1.623          1.688           272,422

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.809          1.737           724,701
                                                       2006      1.770          1.809            77,520

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.350          1.397                --
                                                       2006      1.307          1.350           713,666
                                                       2005      1.294          1.307         1,241,377

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.165          1.253                --
                                                       2006      0.930          1.165           832,495
                                                       2005      0.819          0.930           707,055

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.152          1.206                --
                                                       2006      1.034          1.152           528,397
                                                       2005      0.979          1.034           727,228

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.361          1.362                --
                                                       2006      1.209          1.361           508,789
                                                       2005      1.138          1.209           681,640

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.632          0.753         1,863,025
                                                       2006      0.645          0.632         2,471,248

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.479          1.557           425,915
                                                       2006      1.418          1.479           514,510

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.774          1.825         2,033,697
                                                       2006      1.743          1.774         2,212,688

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.143          2.209           557,102
                                                       2006      2.081          2.143           655,895

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.395          1.416           691,127

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.063          1.087           317,997
                                                       2006      1.000          1.063            32,682
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.046          1.093            15,847
                                                       2006      1.000          1.046               488
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.091            54,713
                                                       2006      1.000          1.052             7,316
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.092           348,328
                                                       2006      1.000          1.057            11,290
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.062          1.092           425,631
                                                       2006      1.000          1.062           194,585
                                                       2005      1.000          1.000                --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.229          1.220           510,206

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.255          2.326         1,533,786
                                                       2006      2.101          2.255         1,620,603

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.265          1.236           816,643

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.392          1.353           471,802

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.160           429,893
                                                       2006      0.998          1.073           395,870

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.094          1.132         1,032,466
                                                       2006      1.053          1.094         1,095,892

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.127          1.193                --
                                                       2005      1.077          1.127           107,951

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.284          1.382         1,391,687
                                                       2006      1.249          1.284         1,534,689
                                                       2005      1.231          1.249         1,219,322

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.012          2.153                --
                                                       2006      1.733          2.012           531,966
                                                       2005      1.635          1.733           498,361

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.159          1.236                --
                                                       2005      1.076          1.159         2,507,428

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.032          1.102                --
                                                       2005      1.038          1.032            19,667

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.438          2.668                --
                                                       2005      2.190          2.438           753,909

  Travelers Equity Income Subaccount (10/96).........  2006      1.977          2.081                --
                                                       2005      1.911          1.977           744,764

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.263          1.298                --
                                                       2005      1.244          1.263           180,446

  Travelers Large Cap Subaccount (9/96)..............  2006      1.688          1.743                --
                                                       2005      1.568          1.688         1,031,674

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.025          1.090                --
                                                       2005      0.924          1.025           279,862

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.608          0.645                --
                                                       2005      0.596          0.608         2,726,395

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.032          2.101                --
                                                       2005      1.993          2.032         1,824,673

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.186          1.284                --
                                                       2005      1.125          1.186           103,300

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.365          1.571                --
                                                       2005      1.259          1.365         1,580,619

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.409          1.497                --
                                                       2005      1.342          1.409            29,224

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.604          1.623                --
                                                       2005      1.563          1.604           151,172

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.429          1.418                --
                                                       2005      1.420          1.429           470,850

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.675          1.751                --
                                                       2005      1.658          1.675           743,126

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.053                --
                                                       2005      1.055          1.090         1,242,315

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.728          1.671           282,145
                                                       2006      1.504          1.728           268,474
                                                       2005      1.459          1.504           123,915

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.784          0.905           123,946
                                                       2006      0.771          0.784           120,652
                                                       2005      0.724          0.771           105,805




                     UGVA -- SEPARATE ACCOUNT CHARGES 1.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.481          1.481                --
                                                       2005      1.467          1.481                --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.972          2.972                --
                                                       2005      2.972          2.972                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.116          1.168                --
                                                       2005      1.079          1.116         2,384,922

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.889          0.873                --
                                                       2005      0.782          0.889           114,706

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.487          1.689           646,173
                                                       2006      1.248          1.487           463,310
                                                       2005      1.106          1.248           193,476

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.364          1.516         1,494,955
                                                       2006      1.251          1.364         1,405,120
                                                       2005      1.089          1.251           760,618

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.289          1.339           698,999
                                                       2006      1.131          1.289           475,253
                                                       2005      1.080          1.131           269,969

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.395          2.374                --
                                                       2005      2.049          2.395         2,608,147

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.746          2.290                --
                                                       2005      1.647          1.746           140,767

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.243          1.317           604,644
                                                       2006      1.079          1.243           669,267
                                                       2005      1.045          1.079           813,561

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.443          1.270         1,227,508
                                                       2006      1.406          1.443         1,582,755
                                                       2005      1.344          1.406         2,067,013

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.536          1.782           632,995
                                                       2006      1.393          1.536           506,418
                                                       2005      1.208          1.393           365,063

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      2.006          2.288           958,105
                                                       2006      1.804          2.006         1,028,932
                                                       2005      1.546          1.804           822,976

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.094          1.204           176,430
                                                       2006      1.018          1.094           134,961
                                                       2005      0.982          1.018           143,940

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.463          1.714                --
                                                       2005      1.338          1.463           127,295

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.858          3.640           478,477
                                                       2006      2.255          2.858           399,870
                                                       2005      1.789          2.255           222,669

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.511          1.725           663,119
                                                       2006      1.258          1.511           628,465
                                                       2005      1.154          1.258           356,966

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.841          0.901                --
                                                       2005      0.758          0.841           327,665

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.566          0.681         1,723,293
                                                       2006      0.505          0.566         2,028,176
                                                       2005      0.455          0.505         1,733,168

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.564          1.763                --
                                                       2005      1.521          1.564            60,777

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.879          1.811           327,506
                                                       2006      1.706          1.879           478,170
                                                       2005      1.618          1.706           434,125

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.820          1.829           414,846
                                                       2006      1.786          1.820           521,451
                                                       2005      1.773          1.786           681,310

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.776          2.805         1,081,415
                                                       2006      2.304          2.776         1,261,033
                                                       2005      2.154          2.304         1,336,077

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.117          1.170                --
                                                       2006      1.004          1.117           181,358
                                                       2005      0.977          1.004           100,725

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.979          1.043                --
                                                       2006      0.922          0.979           980,369
                                                       2005      0.877          0.922         1,092,142

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.112          1.116         4,340,022
                                                       2006      1.033          1.112         4,509,444
                                                       2005      0.936          1.033         5,498,618

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.473          1.580           991,573
                                                       2006      1.297          1.473           875,665
                                                       2005      1.258          1.297           820,628

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.468          1.480           546,506

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.274          1.322         2,006,844
                                                       2006      1.119          1.274         2,445,805
                                                       2005      1.085          1.119         3,095,123

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.009          0.961         1,058,315
                                                       2006      1.009          1.009                --
                                                       2005      1.009          1.009                --

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.772          1.821           671,756
                                                       2006      1.515          1.772           864,371
                                                       2005      1.438          1.515         1,327,780

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.697          1.767           593,946
                                                       2006      1.640          1.697           856,725
                                                       2005      1.576          1.640         1,432,693

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.361          1.406           279,169

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.194          1.309           144,692
                                                       2006      1.121          1.194           158,326
                                                       2005      1.085          1.121           198,485

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.043          1.046           148,967
                                                       2006      1.013          1.043           134,351
                                                       2005      1.001          1.013            36,771

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.357          1.369           128,012
                                                       2006      1.302          1.357           271,655
                                                       2005      1.284          1.302           438,551

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.703          1.683           182,855
                                                       2006      1.556          1.703           323,110
                                                       2005      1.515          1.556           326,974

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.190          1.235         5,333,066
                                                       2006      1.150          1.190         6,294,165
                                                       2005      1.131          1.150         7,627,058

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.295          1.384                --
                                                       2006      1.159          1.295           254,313
                                                       2005      1.117          1.159           279,994

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.278          2.394                --
                                                       2006      1.950          2.278           523,007
                                                       2005      1.895          1.950           639,376

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.431          1.474                --
                                                       2006      1.285          1.431           823,560
                                                       2005      1.257          1.285           847,170

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.313          1.367                --
                                                       2006      1.132          1.313           473,811
                                                       2005      1.108          1.132           219,236

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.381          1.525                --
                                                       2006      1.244          1.381           319,234
                                                       2005      1.163          1.244           338,128

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.528          2.651           169,852
                                                       2006      2.646          2.528           402,426

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.363          1.385           217,664
                                                       2006      1.288          1.363           167,065

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.206                --
                                                       2006      1.080          1.148           315,570

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.196          1.209           199,001

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.714          1.681           905,553
                                                       2006      1.550          1.714         1,007,096

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.442          3.151         1,765,259
                                                       2006      2.374          2.442         1,749,372

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.156          1.222           138,765
                                                       2006      1.100          1.156           130,494

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.079          1.107         3,417,454
                                                       2006      1.001          1.079         2,947,792

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.509          1.375           372,449

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.353         2,251,590
                                                       2006      1.234          1.223         2,408,970

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.421          1.512           420,480
                                                       2006      1.281          1.421           326,696

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.224          1.032           393,741
                                                       2006      1.003          1.224           490,036

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.611          1.673            45,112
                                                       2006      1.493          1.611            27,448

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.665          1.756           188,762
                                                       2006      1.602          1.665           143,773

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.802          1.728           635,674
                                                       2006      1.763          1.802            79,824

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.342          1.387                --
                                                       2006      1.300          1.342         1,081,464
                                                       2005      1.288          1.300         1,168,856

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.158          1.244                --
                                                       2006      0.925          1.158           994,281
                                                       2005      0.816          0.925           768,557

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.146          1.199                --
                                                       2006      1.029          1.146           742,101
                                                       2005      0.976          1.029           741,048

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.352          1.353                --
                                                       2006      1.203          1.352           519,324
                                                       2005      1.134          1.203           605,340

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.629          0.749         1,465,302
                                                       2006      0.642          0.629         1,407,324

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.462          1.537           393,280
                                                       2006      1.403          1.462           360,607

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.749          1.798         1,358,590
                                                       2006      1.720          1.749         1,509,739

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.114          2.176           397,052
                                                       2006      2.054          2.114           529,907

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.385          1.405           693,092

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.062          1.085           373,615
                                                       2006      1.000          1.062             7,941
                                                       2005      1.000          1.000                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.045          1.091           135,437
                                                       2006      1.000          1.045                --
                                                       2005      1.000          1.000                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.089            11,178
                                                       2006      1.000          1.051            15,608
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.090            87,968
                                                       2006      1.000          1.056            19,600
                                                       2005      1.000          1.000                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.061          1.090           172,480
                                                       2006      1.000          1.061            44,768
                                                       2005      1.000          1.000                --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.222          1.212           548,504

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.223          2.291         1,153,088
                                                       2006      2.073          2.223         1,110,138

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.256          1.226           615,319

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.382          1.343           480,228

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.158           339,239
                                                       2006      0.998          1.072           354,808

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.091          1.128           402,068
                                                       2006      1.051          1.091           433,175

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.125          1.191                --
                                                       2005      1.076          1.125           630,957

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.276          1.373           661,526
                                                       2006      1.243          1.276         1,498,073
                                                       2005      1.227          1.243         1,705,402

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.001          2.140                --
                                                       2006      1.725          2.001           420,402
                                                       2005      1.629          1.725           356,437

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.157          1.234                --
                                                       2005      1.075          1.157         2,968,643

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.030          1.100                --
                                                       2005      1.038          1.030             4,083

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.418          2.646                --
                                                       2005      2.175          2.418           293,800

  Travelers Equity Income Subaccount (10/96).........  2006      1.952          2.054                --
                                                       2005      1.889          1.952           432,862

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.254          1.288                --
                                                       2005      1.237          1.254           182,877

  Travelers Large Cap Subaccount (9/96)..............  2006      1.666          1.720                --
                                                       2005      1.550          1.666         1,590,378

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.016          1.080                --
                                                       2005      0.917          1.016           201,752

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.606          0.642                --
                                                       2005      0.594          0.606         2,249,747

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      2.005          2.073                --
                                                       2005      1.969          2.005         1,678,168

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.184          1.281                --
                                                       2005      1.124          1.184            61,968

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.347          1.550                --
                                                       2005      1.244          1.347         1,473,661

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.405          1.493                --
                                                       2005      1.340          1.405             1,689

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.583          1.602                --
                                                       2005      1.544          1.583            63,143

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.413          1.403                --
                                                       2005      1.406          1.413           634,782

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.653          1.727                --
                                                       2005      1.638          1.653         1,034,040

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.088          1.051                --
                                                       2005      1.054          1.088           675,839

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.722          1.663           108,259
                                                       2006      1.500          1.722           201,920
                                                       2005      1.457          1.500           168,513

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.780          0.899           160,067
                                                       2006      0.768          0.780            86,254
                                                       2005      0.721          0.768           153,746




                     UGVA -- SEPARATE ACCOUNT CHARGES 1.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.472          1.472                 --
                                                       2005      1.459          1.472                 --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.956          2.956                 --
                                                       2005      2.956          2.956                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.114          1.166                 --
                                                       2005      1.078          1.114          8,419,713

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.885          0.868                 --
                                                       2005      0.779          0.885            280,013

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.483          1.683          1,788,604
                                                       2006      1.246          1.483            867,958
                                                       2005      1.106          1.246            495,772

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.361          1.510          4,736,887
                                                       2006      1.249          1.361          2,718,878
                                                       2005      1.088          1.249          2,335,414

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.285          1.334          2,382,237
                                                       2006      1.129          1.285          1,174,760
                                                       2005      1.080          1.129            848,868

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.379          2.357                 --
                                                       2005      2.037          2.379          7,188,629

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.741          2.282                 --
                                                       2005      1.644          1.741            563,321

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.233          1.305          2,194,071
                                                       2006      1.071          1.233          2,449,391
                                                       2005      1.039          1.071          3,623,348

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.432          1.259          3,785,017
                                                       2006      1.397          1.432          4,848,204
                                                       2005      1.336          1.397          6,052,230

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.527          1.770          2,871,134
                                                       2006      1.387          1.527          2,160,030
                                                       2005      1.203          1.387          1,744,856

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.995          2.273          3,396,263
                                                       2006      1.796          1.995          2,717,256
                                                       2005      1.540          1.796          3,005,479

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.088          1.196            728,317
                                                       2006      1.013          1.088            659,806
                                                       2005      0.978          1.013            796,382

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.460          1.707                 --
                                                       2005      1.336          1.460            295,550

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.847          3.623          1,495,640
                                                       2006      2.249          2.847            879,961
                                                       2005      1.787          2.249            650,950

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.507          1.719          2,065,246
                                                       2006      1.256          1.507          1,393,677
                                                       2005      1.153          1.256          1,280,071

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.836          0.896                 --
                                                       2005      0.755          0.836            536,216

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.562          0.676          3,769,349
                                                       2006      0.502          0.562          3,117,374
                                                       2005      0.453          0.502          4,621,566

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.560          1.757                 --
                                                       2005      1.518          1.560            225,118

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.869          1.799          1,237,679
                                                       2006      1.698          1.869          1,431,951
                                                       2005      1.612          1.698          1,517,390

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.806          1.813          1,724,627
                                                       2006      1.773          1.806          2,189,826
                                                       2005      1.763          1.773          2,887,081

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.754          2.781          3,240,480
                                                       2006      2.288          2.754          4,265,798
                                                       2005      2.141          2.288          5,056,111

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.110          1.163                 --
                                                       2006      0.999          1.110            166,387
                                                       2005      0.974          0.999            240,286

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.973          1.037                 --
                                                       2006      0.917          0.973          2,175,821
                                                       2005      0.873          0.917          3,037,270

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.105          1.108         16,511,250
                                                       2006      1.028          1.105         18,122,589
                                                       2005      0.932          1.028         19,883,127

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.462          1.566          3,702,559
                                                       2006      1.288          1.462          3,840,699
                                                       2005      1.250          1.288          4,989,250

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.456          1.467          1,989,956

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.271          1.317          5,341,167
                                                       2006      1.117          1.271          4,940,212
                                                       2005      1.085          1.117          8,117,520

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.005          0.957          3,340,881
                                                       2006      1.005          1.005                 --
                                                       2005      1.005          1.005                 --

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.759          1.805          2,673,586
                                                       2006      1.505          1.759          3,480,461
                                                       2005      1.430          1.505          4,900,506

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.684          1.752          2,161,211
                                                       2006      1.629          1.684          2,313,422
                                                       2005      1.567          1.629          3,006,425

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.352          1.397            813,333

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.190          1.304          1,040,849
                                                       2006      1.119          1.190            941,282
                                                       2005      1.085          1.119            951,069

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.040          1.041            216,147
                                                       2006      1.011          1.040            194,793
                                                       2005      0.999          1.011            133,365

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.347          1.357            595,911
                                                       2006      1.293          1.347            390,972
                                                       2005      1.276          1.293            770,196

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.689          1.668            879,643
                                                       2006      1.545          1.689          1,115,249
                                                       2005      1.506          1.545          1,378,708

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.181          1.224         18,903,790
                                                       2006      1.143          1.181         19,398,431
                                                       2005      1.125          1.143         22,223,914

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.287          1.376                 --
                                                       2006      1.154          1.287            720,717
                                                       2005      1.113          1.154            755,078

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.260          2.374                 --
                                                       2006      1.937          2.260          1,730,108
                                                       2005      1.884          1.937          1,952,120

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.419          1.462                 --
                                                       2006      1.276          1.419          2,112,501
                                                       2005      1.250          1.276          2,583,391

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.309          1.363                 --
                                                       2006      1.130          1.309          1,283,422
                                                       2005      1.108          1.130            936,476

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.378          1.520                 --
                                                       2006      1.242          1.378            842,446
                                                       2005      1.162          1.242          1,068,892

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.508          2.628            630,126
                                                       2006      2.627          2.508            635,313

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.352          1.373            725,156
                                                       2006      1.279          1.352            479,739

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.196                 --
                                                       2006      1.073          1.139            583,463

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.186          1.198            621,422

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.700          1.666          3,383,241
                                                       2006      1.539          1.700          3,707,912

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.423          3.123          4,387,779
                                                       2006      2.357          2.423          4,882,564

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.153          1.217            753,584
                                                       2006      1.097          1.153            587,624

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.079          1.105          8,236,382
                                                       2006      1.001          1.079          8,652,586

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.505          1.370          1,258,998

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.220          1.349          4,231,792
                                                       2006      1.231          1.220          5,869,215

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.417          1.507          1,087,140
                                                       2006      1.279          1.417            682,895

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.030          1,194,039
                                                       2006      1.003          1.223          1,366,730

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.605          1.665             45,109
                                                       2006      1.489          1.605             56,873

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.652          1.740            609,762
                                                       2006      1.590          1.652            404,899

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.796          1.720          1,772,826
                                                       2006      1.757          1.796            292,039

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.333          1.377                 --
                                                       2006      1.294          1.333          2,532,392
                                                       2005      1.283          1.294          2,132,297

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.150          1.235                 --
                                                       2006      0.920          1.150          2,124,768
                                                       2005      0.812          0.920          1,967,663

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.140          1.191                 --
                                                       2006      1.025          1.140          2,033,614
                                                       2005      0.972          1.025          1,662,132

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.344          1.343                 --
                                                       2006      1.196          1.344          2,176,793
                                                       2005      1.129          1.196          2,194,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.625          0.744          5,081,907
                                                       2006      0.639          0.625          5,004,583

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.451          1.523          1,129,630
                                                       2006      1.393          1.451          1,486,616

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.735          1.782          2,922,807
                                                       2006      1.707          1.735          3,628,587

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.098          2.157          1,369,995
                                                       2006      2.039          2.098          1,594,139

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.376          1.395          1,601,633

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.083            305,981
                                                       2006      1.000          1.061             40,037
                                                       2005      1.000          1.000                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.089            197,618
                                                       2006      1.000          1.044                509
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.050          1.087            223,737
                                                       2006      1.000          1.050              1,220
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.088            735,496
                                                       2006      1.000          1.055             24,806
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.088            686,969
                                                       2006      1.000          1.060            149,555
                                                       2005      1.000          1.000                 --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.214          1.205          1,374,390

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.206          2.271          4,884,518
                                                       2006      2.058          2.206          4,985,934

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.247          1.217          1,805,765

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.372          1.333          2,346,680

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.156            918,916
                                                       2006      0.998          1.072            731,465

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.088          1.124          1,691,731
                                                       2006      1.049          1.088          1,962,375

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.123          1.189                 --
                                                       2005      1.075          1.123          1,017,937

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.269          1.364          3,413,379
                                                       2006      1.237          1.269          2,913,815
                                                       2005      1.222          1.237          3,700,080

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.989          2.127                 --
                                                       2006      1.717          1.989          1,162,094
                                                       2005      1.623          1.717          1,257,929

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.155          1.231                 --
                                                       2005      1.075          1.155          8,956,855

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.028          1.097                 --
                                                       2005      1.037          1.028            130,864

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.402          2.627                 --
                                                       2005      2.162          2.402            992,780

  Travelers Equity Income Subaccount (10/96).........  2006      1.938          2.039                 --
                                                       2005      1.878          1.938          2,002,181

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.246          1.279                 --
                                                       2005      1.230          1.246            954,262

  Travelers Large Cap Subaccount (9/96)..............  2006      1.655          1.707                 --
                                                       2005      1.541          1.655          2,976,270

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.009          1.073                 --
                                                       2005      0.911          1.009            706,664

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.603          0.639                 --
                                                       2005      0.592          0.603          6,955,206

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.991          2.058                 --
                                                       2005      1.958          1.991          6,335,268

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.182          1.279                 --
                                                       2005      1.124          1.182            352,618

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.338          1.539                 --
                                                       2005      1.236          1.338          3,900,613

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.401          1.489                 --
                                                       2005      1.338          1.401             63,532

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.572          1.590                 --
                                                       2005      1.535          1.572            333,790

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.404          1.393                 --
                                                       2005      1.398          1.404          1,800,862

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.642          1.715                 --
                                                       2005      1.628          1.642          2,148,959

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.086          1.049                 --
                                                       2005      1.054          1.086          2,874,712

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.715          1.655            759,279
                                                       2006      1.496          1.715            634,957
                                                       2005      1.454          1.496            413,091

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.775          0.893            393,619
                                                       2006      0.764          0.775            350,483
                                                       2005      0.719          0.764            249,686




                     UGVA -- SEPARATE ACCOUNT CHARGES 1.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
Dreyfus A Bonds Plus, Inc. (9/96)....................  2006      1.454          1.454                 --
                                                       2005      1.441          1.454                 --

  Smith Barney Aggressive Growth Subaccount Inc.
  (Class A) (10/96)..................................  2006      2.923          2.923                 --
                                                       2005      2.923          2.923                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/04)...................................  2006      1.112          1.164                 --
                                                       2005      1.077          1.112         36,883,407

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/01)...................................  2006      0.880          0.864                 --
                                                       2005      0.777          0.880          1,525,982

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (5/04).............................................  2007      1.479          1.677          6,649,362
                                                       2006      1.244          1.479          4,587,546
                                                       2005      1.105          1.244          3,061,076

  American Funds Growth Subaccount (Class 2) (5/04)..  2007      1.357          1.505         13,601,883
                                                       2006      1.247          1.357         10,628,006
                                                       2005      1.087          1.247          6,122,667

  American Funds Growth-Income Subaccount (Class 2)
  (5/04).............................................  2007      1.282          1.329          8,105,106
                                                       2006      1.127          1.282          7,235,979
                                                       2005      1.079          1.127          7,466,608

Capital Appreciation Fund
  Capital Appreciation Fund (8/96)...................  2006      2.348          2.325                 --
                                                       2005      2.012          2.348         38,316,442

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (5/03).............................................  2006      1.736          2.273                 --
                                                       2005      1.641          1.736          4,078,473

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/98).....................................  2007      1.221          1.291          9,406,157
                                                       2006      1.062          1.221         12,186,134
                                                       2005      1.031          1.062         15,118,185

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/98).....................................  2007      1.419          1.245         11,758,919
                                                       2006      1.385          1.419         15,844,520
                                                       2005      1.326          1.385         19,865,885

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/01).............................................  2007      1.519          1.758         11,065,817
                                                       2006      1.381          1.519         10,457,630
                                                       2005      1.199          1.381          7,904,103

  VIP Mid Cap Subaccount (Service Class 2) (5/01)....  2007      1.983          2.258         12,076,657
                                                       2006      1.788          1.983         13,786,295
                                                       2005      1.534          1.788         12,661,665

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/01)........................  2007      1.082          1.188          2,833,281
                                                       2006      1.008          1.082          2,599,845
                                                       2005      0.975          1.008          2,633,975

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/03)..........................................  2006      1.456          1.701                 --
                                                       2005      1.334          1.456          1,527,395

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.837          3.606          4,728,324
                                                       2006      2.244          2.837          4,154,839
                                                       2005      1.784          2.244          3,342,105

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/04)...................................  2007      1.503          1.712          5,436,208
                                                       2006      1.253          1.503          5,273,068
                                                       2005      1.153          1.253          3,915,005

Janus Aspen Series
  Janus Aspen Growth and Income Subaccount (Service
  Shares) (5/00).....................................  2006      0.832          0.890                 --
                                                       2005      0.751          0.832          2,980,527

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      0.558          0.671         17,888,407
                                                       2006      0.499          0.558         18,458,976
                                                       2005      0.451          0.499         21,940,688

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.556          1.751                 --
                                                       2005      1.516          1.556          1,138,203

Legg Mason Partners Equity Trust
  LMPET Small Cap Value Subaccount (Class A) (5/01)..  2007      1.858          1.787          1,588,592
                                                       2006      1.690          1.858          2,152,662
                                                       2005      1.606          1.690          2,379,898

Legg Mason Partners Income Trust
  LMPIT Investment Grade Bond Subaccount (Class A)
  (9/96).............................................  2007      1.781          1.786          6,142,790
                                                       2006      1.750          1.781          6,517,632
                                                       2005      1.742          1.750          8,590,975

  Templeton Growth Fund, Inc. (Class A) (8/96).......  2007      2.715          2.739         18,139,480
                                                       2006      2.258          2.715         21,753,783
                                                       2005      2.115          2.258         24,634,141

Legg Mason Partners Investment Series
  LMPIS Growth and Income Subaccount (5/01)..........  2007      1.104          1.156                 --
                                                       2006      0.994          1.104            553,921
                                                       2005      0.970          0.994            491,009

  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      0.968          1.031                 --
                                                       2006      0.913          0.968          7,848,059
                                                       2005      0.870          0.913          9,943,374

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (5/00).............................................  2007      1.097          1.099         40,211,644
                                                       2006      1.022          1.097         45,313,401
                                                       2005      0.927          1.022         56,480,312

  LMPVET Appreciation Subaccount (Class I) (8/98)....  2007      1.448          1.550         12,360,673
                                                       2006      1.278          1.448         15,988,942
                                                       2005      1.241          1.278         18,272,296

  LMPVET Capital and Income Subaccount (Class I)
  (4/07).............................................  2007      1.443          1.452          6,028,733

  LMPVET Equity Index Subaccount (Class II) (5/04)...  2007      1.267          1.312         11,416,023
                                                       2006      1.115          1.267         16,157,797
                                                       2005      1.084          1.115         18,631,913

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (5/01).............................................  2007      1.002          0.953         10,360,867
                                                       2006      1.002          1.002                 --
                                                       2005      1.002          1.002                 --

  LMPVET Investors Subaccount (Class I) (10/98)......  2007      1.743          1.788          8,541,695
                                                       2006      1.493          1.743         10,862,446
                                                       2005      1.420          1.493         12,985,232

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/98)............................................  2007      1.669          1.735          4,551,549
                                                       2006      1.616          1.669          6,380,597
                                                       2005      1.556          1.616          7,794,578

  LMPVET Small Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.344          1.388          2,018,369

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.187          1.300          2,122,971
                                                       2006      1.117          1.187          3,360,765
                                                       2005      1.084          1.117          4,049,355

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.036          1.037            512,534
                                                       2006      1.009          1.036            286,123
                                                       2005      0.998          1.009            217,008

  LMPVIT Diversified Srategic Income Subaccount
  (8/98).............................................  2007      1.334          1.343          1,446,791
                                                       2006      1.283          1.334          1,789,324
                                                       2005      1.267          1.283          2,087,820

  LMPVIT Global High Yield Bond Subaccount (Class I)
  (7/98).............................................  2007      1.673          1.651          3,462,978
                                                       2006      1.532          1.673          4,250,443
                                                       2005      1.495          1.532          4,744,978

  LMPVIT Money Market Subaccount (6/98)..............  2007      1.170          1.212         51,040,688
                                                       2006      1.133          1.170         56,106,472
                                                       2005      1.116          1.133         57,921,096

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.280          1.367                 --
                                                       2006      1.149          1.280          2,258,192
                                                       2005      1.109          1.149          2,324,426

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (9/98).........  2007      2.240          2.352                  0
                                                       2006      1.921          2.240          5,849,786
                                                       2005      1.871          1.921          6,618,937

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class I) (10/98)...  2007      1.407          1.449                 --
                                                       2006      1.266          1.407          7,758,290
                                                       2005      1.241          1.266         10,113,092

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/04).............................................  2007      1.306          1.359                 --
                                                       2006      1.128          1.306          5,577,051
                                                       2005      1.107          1.128          5,215,295

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/04).............................................  2007      1.374          1.516                 --
                                                       2006      1.240          1.374          2,911,819
                                                       2005      1.161          1.240          2,999,591

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      2.485          2.602          3,052,454
                                                       2006      2.605          2.485          3,299,642

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.670          1.694          1,838,373
                                                       2006      1.581          1.670          2,151,530

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.128          1.184                 --
                                                       2006      1.063          1.128          1,990,654

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.174          1.186          2,235,249

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.677          1.641         11,259,951
                                                       2006      1.519          1.677         12,752,604

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      2.389          3.076         22,842,603
                                                       2006      2.325          2.389         28,718,428

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.150          1.213          1,698,046
                                                       2006      1.095          1.150            960,420

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.078          1.104         36,350,314
                                                       2006      1.001          1.078         40,266,815

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (4/07) *...........................................  2007      1.500          1.365          2,902,980

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.344         14,814,033
                                                       2006      1.229          1.216         18,754,656

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.413          1.501          2,763,653
                                                       2006      1.276          1.413          1,979,896

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.223          1.028          7,079,652
                                                       2006      1.003          1.223          8,899,276

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.599          1.657            324,106
                                                       2006      1.484          1.599            377,143

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.629          1.714          3,300,196
                                                       2006      1.569          1.629          3,363,666

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (11/06) *.......................................  2007      1.789          1.712          9,093,181
                                                       2006      1.751          1.789          1,727,327

MetLife Investment Funds, Inc.
  MetLife Investment Diversified Bond Subaccount
  (Class I) (9/00)...................................  2007      1.325          1.367                 --
                                                       2006      1.287          1.325          3,405,566
                                                       2005      1.277          1.287          3,882,252

  MetLife Investment International Stock Subaccount
  (Class I) (7/00)...................................  2007      1.143          1.226                 --
                                                       2006      0.915          1.143          3,264,356
                                                       2005      0.809          0.915          2,592,729

  MetLife Investment Large Company Stock Subaccount
  (Class I) (7/01)...................................  2007      1.134          1.184                 --
                                                       2006      1.020          1.134          2,650,426
                                                       2005      0.969          1.020          2,796,737

  MetLife Investment Small Company Stock Subaccount
  (Class I) (9/00)...................................  2007      1.335          1.333                 --
                                                       2006      1.190          1.335          3,230,006
                                                       2005      1.124          1.190          3,793,677

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.622          0.739         21,314,773
                                                       2006      0.635          0.622         26,974,032

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.434          1.504          5,058,358
                                                       2006      1.377          1.434          5,969,967

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.711          1.756         15,292,046
                                                       2006      1.685          1.711         19,928,589

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      2.069          2.126          6,602,563
                                                       2006      2.013          2.069          8,131,076

  MSF Lehman Brothers Aggregate Bond Index Subaccount
  (Class A) (11/07) *................................  2007      1.366          1.385          3,253,311

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.061          1.081          4,221,614
                                                       2006      1.000          1.061          1,958,944
                                                       2005      1.000          1.000                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.044          1.088          1,162,306
                                                       2006      1.000          1.044            383,115
                                                       2005      1.000          1.000                 --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.049          1.086          2,291,363
                                                       2006      1.000          1.049            883,128
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.086         11,330,342
                                                       2006      1.000          1.055          3,589,386
                                                       2005      1.000          1.000                 --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.060          1.086          9,455,372
                                                       2006      1.000          1.060          5,640,976
                                                       2005      1.000          1.000                 --

  MSF MetLife Stock Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.206          1.197          2,959,712

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      2.175          2.236         19,448,863
                                                       2006      2.031          2.175         23,285,509

  MSF Morgan Stanley EAFE(R) Index Subaccount (Class
  A) (11/07) *.......................................  2007      1.238          1.208          3,338,573

  MSF Russell 2000(R) Index Subaccount (Class A)
  (11/07) *..........................................  2007      1.362          1.324          2,959,038

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.154          4,188,672
                                                       2006      0.998          1.071          4,045,842

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.085          1.119          8,563,783
                                                       2006      1.046          1.085         10,319,724

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.122          1.186                 --
                                                       2005      1.075          1.122          2,995,331

PIMCO Variable Insurance Trust
  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.262          1.355          9,605,873
                                                       2006      1.231          1.262         10,313,946
                                                       2005      1.218          1.231         10,959,074

Putnam Variable Trust
  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.978          2.115                 --
                                                       2006      1.709          1.978          8,877,921
                                                       2005      1.617          1.709          9,127,513

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/04).............................................  2006      1.153          1.229                 --
                                                       2005      1.074          1.153         23,814,110

  Travelers Convertible Securities Subaccount
  (5/04).............................................  2006      1.027          1.095                 --
                                                       2005      1.036          1.027            304,578

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/98).............................................  2006      2.383          2.605                 --
                                                       2005      2.147          2.383          3,951,037

  Travelers Equity Income Subaccount (10/96).........  2006      1.914          2.013                 --
                                                       2005      1.856          1.914         10,972,268

  Travelers Federated High Yield Subaccount (11/96)..  2006      1.540          1.581                 --
                                                       2005      1.522          1.540          2,050,790

  Travelers Large Cap Subaccount (9/96)..............  2006      1.633          1.685                 --
                                                       2005      1.522          1.633         13,723,565

  Travelers Mercury Large Cap Core Subaccount
  (6/98).............................................  2006      1.001          1.063                 --
                                                       2005      0.905          1.001          2,421,732

  Travelers MFS(R) Mid Cap Growth Subaccount (6/01)..  2006      0.600          0.635                 --
                                                       2005      0.590          0.600         33,812,297

  Travelers MFS(R) Total Return Subaccount (8/96)....  2006      1.965          2.031                 --
                                                       2005      1.934          1.965         28,235,691

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.180          1.276                 --
                                                       2005      1.123          1.180            864,629

  Travelers Mondrian International Stock Subaccount
  (9/96).............................................  2006      1.321          1.519                 --
                                                       2005      1.222          1.321         13,209,353

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.397          1.484                 --
                                                       2005      1.336          1.397            148,629

  Travelers Pioneer Strategic Income Subaccount
  (9/96).............................................  2006      1.552          1.569                 --
                                                       2005      1.517          1.552          3,067,805

  Travelers Quality Bond Subaccount (7/97)...........  2006      1.389          1.377                 --
                                                       2005      1.384          1.389          7,481,341

  Travelers Strategic Equity Subaccount (9/96).......  2006      1.620          1.692                 --
                                                       2005      1.609          1.620         10,796,465

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.084          1.046                 --
                                                       2005      1.053          1.084         13,518,079

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (5/03).............................................  2007      1.709          1.648          2,363,002
                                                       2006      1.492          1.709          2,280,050
                                                       2005      1.452          1.492          2,172,690

  Van Kampen LIT Strategic Growth Subaccount (Class
  II) (5/01).........................................  2007      0.771          0.887          1,405,023
                                                       2006      0.761          0.771          1,289,357
                                                       2005      0.716          0.761          1,410,013




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix B for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/06, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Disciplined Mid-Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Stock Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust -- Met/AIM Capital Appreciation Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust -- MFS(R) Value Portfolio merged into Met Investors Series Trust -- MFS(R) Value Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Pioneer Strategic Income Portfolio-Class A merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio-Class D and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio-Class F and is no longer available as a funding option.

Effective on or about 05/01/06, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Manager U.S. Government Portfolio-Class A and is no longer available as a funding option.

Effective on or about 05/01/06 Oppenheimer Variable Account Funds -- Oppenheimer Main Street Fund/VA-Service Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Franklin Templeton Variable Insurance Products Trust -- Mutual Shares Securities Fund-Class 2 Shares was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, AllianceBernstein Variable Products Series Fund, Inc-AllianceBernstein Large Cap Growth Portfolio-Class B was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06 Janus Aspen Series-Janus Aspen Series Growth and Income Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio-Class B and is no longer available as a funding option.

Effective on or about 05/01/06, Delaware VIP Trust-Delaware VIP REIT Series Standard Class was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio-Class A and is no longer available as a funding option.

Effective on or about 11/13/06, Lazard Retirement Series, Inc.-Lazard Small Cap Portfolio was replaced by the Met Investors Series Trust-Third Avenue Small Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Diversified Bond Portfolio was replaced by Metropolitan Series Fund, Inc.-Lehman Brothers(R) Aggregate Bond Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment International Stock Portfolio was replaced by Metropolitan Series Fund, Inc.-Morgan Stanley EAFE(R) Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Large Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-MetLife Stock Index Portfolio -- Class A and is no longer available as a funding option.

Effective on or about 11/12/2007, MetLife Investment Funds, Inc.-MetLife Investment Small Company Stock Fund was replaced by Metropolitan Series Fund, Inc.-Russell 2000(R) Index Portfolio -- Class A and is no longer available as a funding option.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife of CT Separate Account QPN for Variable Annuities and the Board of Directors of MetLife Insurance Company of Connecticut:

We have audited the accompanying statements of assets and liabilities of MetLife of CT Separate Account QPN for Variable Annuities (the "Separate Account") of MetLife Insurance Company of Connecticut (the "Company") comprising each of the individual Subaccounts listed in Appendix A as of December 31, 2007, and the related statements of operations for the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. We have also audited the statements of operations for the periods presented in the year ended December 31, 2007, and the statements of changes in net assets for each of the periods presented in the two years then ended for each of the individual Subaccounts listed in Appendix
B. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in Note 5 for the periods in the two years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts constituting the Separate Account of the Company as of December 31, 2007, the results of their operations for the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 24, 2008

                                   APPENDIX A

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
LMPVET S&P 500 Index Subaccount (Class A)
MPVET Aggressive Growth Subaccount (Class I)
LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Small Cap Value Subaccount (Class A)
LMPVET Social Awareness Stock Subaccount
LMPVET Capital and Income Subaccount (Class I)
LMPVIT Adjustable Rate Income Subaccount
MPVIT Diversified Strategic Income Subaccount
LMPVIT Global High Yield Bond Subaccount (Class I)
LMPVIT Investment Grade Subaccount (Class A)
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF Lehman Brothers Aggregate Bond Index Subaccount (Class A)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MetLife Stock Index Subaccount (Class A)
MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Total Return Subaccount (Administrative Class)
Templeton Growth Fund Subaccount (Class A)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class II)

                                   APPENDIX B

LMPIS Premier Selections All Cap Growth Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPV Small Cap Growth Opportunities Subaccount
LMPIS Growth and Income Subaccount
LMPVPI Total Return Subaccount (Class I)
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MetLife Investment Diversified Bond Subaccount (Class I)
MetLife Investment International Stock Subaccount (Class I) MetLife Investment Large Company Stock Subaccount (Class I) MetLife Investment Small Company Stock Subaccount (Class I)
MSF Western Asset Management High Yield Bond Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
Putnam VT Small Cap Value Subaccount (Class IB)

            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2007

                              AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS     DREYFUS VIF
                               GLOBAL GROWTH      GROWTH       GROWTH-INCOME    APPRECIATION
                                SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                 (CLASS 2)       (CLASS 2)       (CLASS 2)    (INITIAL SHARES)
                              --------------  --------------  --------------  ----------------
ASSETS:
   Investments at fair value    $41,780,483     $79,829,892     $44,517,493      $34,163,189
                                -----------     -----------     -----------      -----------
         Total Assets            41,780,483      79,829,892      44,517,493       34,163,189
                                -----------     -----------     -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges               3,878           7,368           3,996            3,368
   Due to MetLife Insurance
      Company of Connecticut             --              --              --               --
                                -----------     -----------     -----------      -----------
         Total Liabilities            3,878           7,368           3,996            3,368
                                -----------     -----------     -----------      -----------
NET ASSETS                      $41,776,605     $79,822,524     $44,513,497      $34,159,821
                                ===========     ===========     ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                 DREYFUS VIF                                              FTVIPT FRANKLIN
                                 DEVELOPING       FIDELITY VIP                             SMALL-MID CAP
                                  LEADERS          CONTRAFUND      FIDELITY VIP MID CAP  GROWTH SECURITIES
                                 SUBACCOUNT        SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                              (INITIAL SHARES)  (SERVICE CLASS 2)    (SERVICE CLASS 2)       (CLASS 2)
                              ----------------  -----------------  --------------------  -----------------
ASSETS:
   Investments at fair value     $49,986,536       $67,927,680         $96,273,116          $10,708,694
                                 -----------       -----------         -----------          -----------
         Total Assets             49,986,536        67,927,680          96,273,116           10,708,694
                                 -----------       -----------         -----------          -----------
LIABILITIES:
   Other payables
      Insurance charges                4,763             6,314               8,931                  964
Due to MetLife Insurance
   Company of Connecticut                 --                --                  --                   --
                                 -----------       -----------         -----------          -----------
         Total Liabilities             4,763             6,314               8,931                  964
                                 -----------       -----------         -----------          -----------
NET ASSETS                       $49,981,773       $67,921,366         $96,264,185          $10,707,730
                                 ===========       ===========         ===========          ===========

   The accompanying notes are an integral part of these financial statements.

                               FTVIPT TEMPLETON
                              DEVELOPING MARKETS   FTVIPT TEMPLETON   JANUS ASPEN GLOBAL
                                  SECURITIES      FOREIGN SECURITIES     LIFE SCIENCES
                                  SUBACCOUNT          SUBACCOUNT          SUBACCOUNT
                                   (CLASS 2)           (CLASS 2)       (SERVICE SHARES)
                              ------------------  ------------------  ------------------
ASSETS:
   Investments at fair value      $56,548,020         $30,726,903         $4,834,247
                                  -----------         -----------         ----------
         Total Assets              56,548,020          30,726,903          4,834,247
                                  -----------         -----------         ----------
LIABILITIES:
   Other payables
      Insurance charges                 5,317               2,918                471
Due to MetLife Insurance
   Company of Connecticut                  --                  --                 --
                                  -----------         -----------         ----------
         Total Liabilities              5,317               2,918                471
                                  -----------         -----------         ----------
NET ASSETS                        $56,542,703         $30,723,985         $4,833,776
                                  ===========         ===========         ==========

                              JANUS ASPEN GLOBAL   JANUS ASPEN MID  LMPVET S&P 500
                                  TECHNOLOGY         CAP GROWTH          INDEX
                                  SUBACCOUNT         SUBACCOUNT       SUBACCOUNT
                               (SERVICE SHARES)   (SERVICE SHARES)     (CLASS A)
                              ------------------  ----------------  --------------
ASSETS:
   Investments at fair value       $4,230,057        $35,223,722      $45,348,494
                                   ----------        -----------      -----------
         Total Assets               4,230,057         35,223,722       45,348,494
                                   ----------        -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                   409              3,486            4,345
Due to MetLife Insurance
   Company of Connecticut                  --                 --               --
                                   ----------        -----------      -----------
         Total Liabilities                409              3,486            4,345
                                   ----------        -----------      -----------
NET ASSETS                         $4,229,648        $35,220,236      $45,344,149
                                   ==========        ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                              LMPVET AGGRESSIVE     LMPVET     LMPVET EQUITY        LMPVET
                                   GROWTH        APPRECIATION      INDEX      FUNDAMENTAL VALUE
                                 SUBACCOUNT       SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
                                  (CLASS I)       (CLASS I)      (CLASS II)       (CLASS I)
                              -----------------  ------------  -------------  -----------------
ASSETS:
   Investments at fair value     $127,821,384    $64,442,509    $54,616,450      $29,936,063
                                 ------------    -----------    -----------      -----------
         Total Assets             127,821,384     64,442,509     54,616,450       29,936,063
                                 ------------    -----------    -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges                12,893          6,419          5,222            2,901
   Due to MetLife Insurance
      Company of Connecticut               --             --             --               --
                                 ------------    -----------    -----------      -----------
         Total Liabilities             12,893          6,419          5,222            2,901
                                 ------------    -----------    -----------      -----------
NET ASSETS                       $127,808,491    $64,436,090    $54,611,228      $29,933,162
                                 ============    ===========    ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                                                LMPVET LARGE CAP  LMPVET SMALL CAP
                              LMPVET INVESTORS      GROWTH             GROWTH
                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS I)        (CLASS I)          (CLASS I)
                              ----------------  ----------------  ----------------
ASSETS:
   Investments at fair value    $46,656,768       $28,386,167       $10,931,201
                                -----------       -----------       -----------
      Total Assets               46,656,768        28,386,167        10,931,201
                                -----------       -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges               4,614             2,769             1,016
   Due to MetLife Insurance
      Company of Connecticut             --                --                --
                                -----------       -----------       -----------
         Total Liabilities            4,614             2,769             1,016
                                -----------       -----------       -----------
NET ASSETS                      $46,652,154       $28,383,398       $10,930,185
                                ===========       ===========       ===========

                              LMPVET SMALL CAP                   LMPVET CAPITAL AND
                                   VALUE         LMPVET SOCIAL         INCOME
                                 SUBACCOUNT     AWARENESS STOCK       SUBACCOUNT
                                 (CLASS A)         SUBACCOUNT         (CLASS I)
                              ----------------  ---------------  ------------------
ASSETS:
   Investments at fair value     $11,438,266      $11,772,025       $23,967,989
                                 -----------      -----------       -----------
         Total Assets             11,438,266       11,772,025        23,967,989
                                 -----------      -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                1,125            1,079             2,409
   Due to MetLife Insurance
      Company of Connecticut              --               --                --
                                 -----------      -----------       -----------
         Total Liabilities             1,125            1,079             2,409
                                 -----------      -----------       -----------
NET ASSETS                       $11,437,141      $11,770,946       $23,965,580
                                 ===========      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                                                     LMPVIT GLOBAL HIGH  LMPIT INVESTMENT
                              LMPVIT ADJUSTABLE  LMPVIT DIVERSIFIED      YIELD BOND           GRADE
                                 RATE INCOME      STRATEGIC INCOME       SUBACCOUNT         SUBACCOUNT
                                  SUBACCOUNT         SUBACCOUNT          (CLASS I)          (CLASS A)
                              -----------------  ------------------  ------------------  ----------------
ASSETS:
   Investments at fair value      $1,931,753         $4,929,006          $20,486,750        $31,320,684
                                  ----------         ----------          -----------        -----------
         Total Assets              1,931,753          4,929,006           20,486,750         31,320,684
                                  ----------         ----------          -----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                  177                490                1,792              3,029
   Due to MetLife Insurance
      Company of Connecticut              --                 --                   --                 --
                                  ----------         ----------          -----------        -----------
         Total Liabilities               177                490                1,792              3,029
                                  ----------         ----------          -----------        -----------
NET ASSETS                        $1,931,576         $4,928,516          $20,484,958        $31,317,655
                                  ==========         ==========          ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                                 MIST HARRIS
                                            MIST BATTERYMARCH  MIST BLACKROCK  MIST BLACKROCK    MIST DREMAN       OAKMARK
                              LMPVIT MONEY    MID-CAP STOCK      HIGH YIELD    LARGE-CAP CORE  SMALL-CAP VALUE  INTERNATIONAL
                                 MARKET         SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
                               SUBACCOUNT       (CLASS A)         (CLASS A)      (CLASS E)        (CLASS A)       (CLASS A)
                              ------------  -----------------  --------------  --------------  ---------------  -------------
ASSETS:
   Investments at fair value  $214,061,847     $21,782,890       $10,716,362     $7,973,076       $2,286,952     $57,590,586
                              ------------     -----------       -----------     ----------       ----------     -----------
         Total Assets          214,061,847      21,782,890        10,716,362      7,973,076        2,286,952      57,590,586
                              ------------     -----------       -----------     ----------       ----------     -----------
LIABILITIES:
   Other payables
      Insurance charges             19,827           2,160               883            776              192           5,334
   Due to MetLife Insurance
      Company of Connecticut            --              --                --             --               --              --
                              ------------     -----------       -----------     ----------       ----------     -----------
         Total Liabilities          19,827           2,160               883            776              192           5,334
                              ------------     -----------       -----------     ----------       ----------     -----------
NET ASSETS                    $214,042,020     $21,780,730       $10,715,479     $7,972,300       $2,286,760     $57,585,252
                              ============     ===========       ===========     ==========       ==========     ===========

   The accompanying notes are an integral part of these financial statements.

                                                              MIST LEGG MASON
                                                MIST LAZARD  PARTNERS MANAGED  MIST LORD ABBETT
                              MIST JANUS FORTY    MID-CAP         ASSETS        BOND DEBENTURE
                                 SUBACCOUNT      SUBACCOUNT     SUBACCOUNT        SUBACCOUNT
                                 (CLASS A)       (CLASS B)       (CLASS A)         (CLASS A)
                              ----------------  -----------  ----------------  ----------------
ASSETS:
   Investments at fair value    $196,476,374      $722,349      $1,022,181        $6,313,874
                                ------------      --------      ----------        ----------
         Total Assets            196,476,374       722,349       1,022,181         6,313,874
                                ------------      --------      ----------        ----------
LIABILITIES:
   Other payables
      Insurance charges               19,097            55              69               591
   Due to MetLife Insurance
      Company of Connecticut              --            --              --                --
                                ------------      --------      ----------        ----------
         Total Liabilities            19,097            55              69               591
                                ------------      --------      ----------        ----------
NET ASSETS                      $196,457,277      $722,294      $1,022,112        $6,313,283
                                ============      ========      ==========        ==========

   The accompanying notes are an integral part of these financial statements.


                               MIST LORD ABBETT  MIST LORD ABBETT     MIST MET/AIM
                              GROWTH AND INCOME    MID-CAP VALUE   CAPITAL APPRECIATION
                                  SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
                                  (CLASS B)          (CLASS B)          (CLASS A)
                              -----------------  ----------------  --------------------
ASSETS:
   Investments at fair value     $123,125,406       $15,818,900         $58,109,896
                                 ------------       -----------         -----------
         Total Assets             123,125,406        15,818,900          58,109,896
                                 ------------       -----------         -----------
LIABILITIES:
   Other payables
      Insurance charges                11,569             1,476               5,758
   Due to MetLife Insurance
      Company of Connecticut               --                --                  --
                                 ------------       -----------         -----------
         Total Liabilities             11,569             1,476               5,758
                                 ------------       -----------         -----------
NET ASSETS                       $123,113,837       $15,817,424         $58,104,138
                                 ============       ===========         ===========


                              MIST MET/AIM SMALL                    MIST NEUBERGER
                                  CAP GROWTH      MIST MFS VALUE  BERMAN REAL ESTATE
                                  SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                  (CLASS A)         (CLASS A)         (CLASS A)
                              ------------------  --------------  ------------------
ASSETS:
   Investments at fair value      $2,337,062        $19,907,710       $22,941,516
                                  ----------        -----------       -----------
         Total Assets              2,337,062         19,907,710        22,941,516
                                  ----------        -----------       -----------
LIABILITIES:
   Other payables
      Insurance charges                  192              1,760             2,105
   Due to MetLife Insurance
      Company of Connecticut              --                 --                --
                                  ----------        -----------       -----------
         Total Liabilities               192              1,760             2,105
                                  ----------        -----------       -----------
NET ASSETS                        $2,336,870        $19,905,950       $22,939,411
                                  ==========        ===========       ===========

   The accompanying notes are an integral part of these financial statements.



                                MIST PIMCO                  MIST PIONEER   MIST THIRD
                                 INFLATION        MIST        STRATEGIC   AVENUE SMALL
                              PROTECTED BOND  PIONEER FUND     INCOME       CAP VALUE
                                SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT
                                 (CLASS A)     (CLASS A)      (CLASS A)     (CLASS B)
                              --------------  ------------  ------------  ------------
ASSETS:
   Investments at fair value    $2,313,531     $2,063,431   $18,739,367    $55,512,494
                                ----------     ----------   -----------    -----------
         Total Assets            2,313,531      2,063,431    18,739,367     55,512,494
                                ----------     ----------   -----------    -----------
LIABILITIES:
   Other payables
      Insurance charges                164            190         1,716          5,030
   Due to MetLife Insurance
      Company of Connecticut            --             --        11,897             --
                                ----------     ----------   -----------    -----------
         Total Liabilities             164            190        13,613          5,030
                                ----------     ----------   -----------    -----------
NET ASSETS                      $2,313,367     $2,063,241   $18,725,754    $55,507,464
                                ==========     ==========   ===========    ===========

   The accompanying notes are an integral part of these financial statements.


                                                                                       MSF LEHMAN
                              MSF BLACKROCK                                 MSF FI      BROTHERS   MSF METLIFE
                               AGGRESSIVE    MSF BLACKROCK     MSF FI       VALUE      AGGREGATE    AGGRESSIVE
                                 GROWTH       BOND INCOME    LARGE CAP     LEADERS     BOND INDEX   ALLOCATION
                               SUBACCOUNT      SUBACCOUNT    SUBACCOUNT   SUBACCOUNT   SUBACCOUNT   SUBACCOUNT
                                (CLASS D)      (CLASS A)     (CLASS A)    (CLASS D)    (CLASS A)    (CLASS B)
                              -------------  -------------  -----------  -----------  -----------  -----------
ASSETS:
   Investments at fair value   $43,705,495    $22,693,675   $69,012,765  $41,115,621  $15,120,336  $13,842,121
                               -----------    -----------   -----------  -----------  -----------  -----------
         Total Assets           43,705,495     22,693,675    69,012,765   41,115,621   15,120,336   13,842,121
                               -----------    -----------   -----------  -----------  -----------  -----------
LIABILITIES:
   Other payables
      Insurance charges              4,210          2,173         6,781        3,929        1,563        1,283
   Due to MetLife Insurance
      Company of Connecticut            --             --            --           --           --           --
                               -----------    -----------   -----------  -----------  -----------  -----------
         Total Liabilities           4,210          2,173         6,781        3,929        1,563        1,283
                               -----------    -----------   -----------  -----------  -----------  -----------
NET ASSETS                     $43,701,285    $22,691,502   $69,005,984  $41,111,692  $15,118,773  $13,840,838
                               ===========    ===========   ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                      MSF METLIFE
                               MSF METLIFE      MSF METLIFE                           MODERATE TO
                              CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE       AGGRESSIVE
                               ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION   ALLOCATION
                               SUBACCOUNT        SUBACCOUNT           SUBACCOUNT       SUBACCOUNT
                               (CLASS B)         (CLASS B)            (CLASS B)        (CLASS B)
                              ------------  -------------------  -------------------  -----------
ASSETS:
   Investments at fair value   $5,149,225        $8,912,276          $37,586,997      $38,263,730
                               ----------        ----------          -----------      -----------
         Total Assets           5,149,225         8,912,276           37,586,997       38,263,730
                               ----------        ----------          -----------      -----------
LIABILITIES:
   Other payables
      Insurance charges               463               812                3,442            3,474
   Due to MetLife Insurance
      Company of Connecticut           --                --                   --               --
                               ----------        ----------          -----------      -----------
         Total Liabilities            463               812                3,442            3,474
                               ----------        ----------          -----------      -----------
NET ASSETS                     $5,148,762        $8,911,464          $37,583,555      $38,260,256
                               ==========        ==========          ===========      ===========

   The accompanying notes are an integral part of these financial statements.


                              MSF METLIFE STOCK  MSF MFS TOTAL      MSF MORGAN
                                     INDEX           RETURN     STANLEY EAFE INDEX
                                  SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                  (CLASS A)        (CLASS F)        (CLASS A)
                              -----------------  -------------  ------------------
ASSETS:
   Investments at fair value     $11,689,299      $135,570,113      $14,449,376
                                 -----------      ------------      -----------
         Total Assets             11,689,299       135,570,113       14,449,376
                                 -----------      ------------      -----------
LIABILITIES:
   Other payables
      Insurance charges                1,206            12,863            1,460
   Due to MetLife Insurance
      Company of Connecticut              --                --               --
                                 -----------      ------------      -----------
         Total Liabilities             1,206            12,863            1,460
                                 -----------      ------------      -----------
NET ASSETS                       $11,688,093      $135,557,250      $14,447,916
                                 ===========      ============      ===========

                                                                   MSF WESTERN ASSET
                              MSF RUSSELL 2000  MSF T. ROWE PRICE      MANAGEMENT
                                   INDEX        LARGE CAP GROWTH    U.S. GOVERNMENT
                                 SUBACCOUNT        SUBACCOUNT          SUBACCOUNT
                                 (CLASS A)          (CLASS B)          (CLASS A)
                              ----------------  ----------------   -----------------
ASSETS:
   Investments at fair value     $14,108,009       $15,425,957        $32,385,821
                                 -----------       -----------        -----------
         Total Assets             14,108,009        15,425,957         32,385,821
                                 -----------       -----------        -----------
LIABILITIES:
   Other payables
      Insurance charges                1,464             1,488              2,582
   Due to MetLife Insurance
      Company of Connecticut              --                --                 --
                                 -----------       -----------        -----------
         Total Liabilities             1,464             1,488              2,582
                                 -----------       -----------        -----------
NET ASSETS                       $14,106,545       $15,424,469        $32,383,239
                                 ===========       ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                     PIMCO VIT        TEMPLETON GROWTH  VAN KAMPEN LIT   VAN KAMPEN LIT
                                   TOTAL RETURN             FUND           COMSTOCK     STRATEGIC GROWTH
                                    SUBACCOUNT            SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                              (ADMINISTRATIVE CLASS)      (CLASS A)       (CLASS II)       (CLASS II)
                              ----------------------  ----------------  --------------  ----------------
ASSETS:
   Investments at fair value        $52,071,181         $140,378,448      $12,623,017      $5,045,445
                                    -----------         ------------      -----------      ----------
         Total Assets                52,071,181          140,378,448       12,623,017       5,045,445
                                    -----------         ------------      -----------      ----------
LIABILITIES:
   Other payables
      Insurance charges                   4,607               13,897            1,206             471
   Due to MetLife Insurance
      Company of Connecticut                 --                   --               --              --
                                    -----------         ------------      -----------      ----------
         Total Liabilities                4,607               13,897            1,206             471
                                    -----------         ------------      -----------      ----------
NET ASSETS                          $52,066,574         $140,364,551      $12,621,811      $5,044,974
                                    ===========         ============      ===========      ==========

   The accompanying notes are an integral part of these financial statements.

                    [This page is intentionally left blank.]

   The accompanying notes are an integral part of these financial statements.

                     METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                             OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                                      STATEMENT OF OPERATIONS
                                FOR THE YEAR ENDED DECEMBER 31, 2007


                                             AMERICAN FUNDS  AMERICAN FUNDS  AMERICAN FUNDS     DREYFUS VIF
                                              GLOBAL GROWTH      GROWTH       GROWTH-INCOME    APPRECIATION
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
                                                (CLASS 2)       (CLASS 2)       (CLASS 2)    (INITIAL SHARES)
                                             --------------  --------------  --------------  ----------------
INVESTMENT INCOME:
      Dividends                                $  935,035      $  582,662      $  668,427       $  622,671
                                               ----------      ----------      ----------       ----------
EXPENSES:
      Mortality and expense risk
         charges                                  355,121         754,842         440,962          449,836
                                               ----------      ----------      ----------       ----------
            Net investment income (loss)          579,914        (172,180)        227,465          172,835
                                               ----------      ----------      ----------       ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               1,204,767       4,363,352       1,282,672               --
      Realized gains (losses) on sale of
         investments                              449,251         959,320         604,575        2,130,288
                                               ----------      ----------      ----------       ----------
            Net realized gains (losses)         1,654,018       5,322,672       1,887,247        2,130,288
                                               ----------      ----------      ----------       ----------
      Change in unrealized gains (losses)
         on investments                         1,603,690       1,207,869        (836,489)         (27,612)
                                               ----------      ----------      ----------       ----------
      Net increase (decrease) in net assets
         resulting from operations             $3,837,622      $6,358,361      $1,278,223       $2,275,511
                                               ==========      ==========      ==========       ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                 DREYFUS VIF        FIDELITY VIP       FIDELITY VIP
                                             DEVELOPING LEADERS      CONTRAFUND          MID CAP
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT
                                              (INITIAL SHARES)   (SERVICE CLASS 2)  (SERVICE CLASS 2)
                                             ------------------  -----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $    509,076        $   477,502        $   456,735
                                                ------------        -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                     735,629            680,253          1,046,155
                                                ------------        -----------        -----------
            Net investment income (loss)            (226,553)          (202,751)          (589,420)
                                                ------------        -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  8,900,492         16,310,904          8,152,265
      Realized gains (losses) on sale of
         investments                                (527,788)         1,102,689          2,771,678
                                                ------------        -----------        -----------
            Net realized gains (losses)            8,372,704         17,413,593         10,923,943
                                                ------------        -----------        -----------
      Change in unrealized gains (losses)
         on investments                          (15,248,955)        (8,370,517)         1,718,434
                                                ------------        -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations              $ (7,102,804)       $ 8,840,325        $12,052,957
                                                ============        ===========        ===========

                                              FTVIPT FRANKLIN    FTVIPT TEMPLETON
                                                SMALL-MID CAP   DEVELOPING MARKETS   FTVIPT TEMPLETON
                                             GROWTH SECURITIES      SECURITIES      FOREIGN SECURITIES
                                                 SUBACCOUNT         SUBACCOUNT          SUBACCOUNT
                                                 (CLASS 2)          (CLASS 2)           (CLASS 2)
                                             -----------------  ------------------  ------------------
INVESTMENT INCOME:
      Dividends                                 $       --          $   957,364         $  519,856
                                                ----------          -----------         ----------
EXPENSES:
      Mortality and expense risk
         charges                                   111,537              517,339            309,217
                                                ----------          -----------         ----------
            Net investment income (loss)          (111,537)             440,025            210,639
                                                ----------          -----------         ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  750,308            3,289,628          1,185,730
      Realized gains (losses) on sale of
         investments                               386,500            2,154,205          1,068,942
                                                ----------          -----------         ----------
            Net realized gains (losses)          1,136,808            5,443,833          2,254,672
                                                ----------          -----------         ----------
      Change in unrealized gains (losses)
         on investments                           (142,009)           4,715,693          1,133,695
                                                ----------          -----------         ----------
      Net increase (decrease) in net assets
         resulting from operations              $  883,262          $10,599,551         $3,599,006
                                                ==========          ===========         ==========

   The accompanying notes are an integral part of these financial statements.

                                             JANUS ASPEN GLOBAL  JANUS ASPEN GLOBAL   JANUS ASPEN MID   LMPVET S&P
                                                LIFE SCIENCES        TECHNOLOGY         CAP GROWTH      500 INDEX
                                                 SUBACCOUNT          SUBACCOUNT         SUBACCOUNT      SUBACCOUNT
                                              (SERVICE SHARES)    (SERVICE SHARES)   (SERVICE SHARES)   (CLASS A)
                                             ------------------  ------------------  ----------------  -----------
INVESTMENT INCOME:
      Dividends                                   $     --            $ 13,359          $   22,520     $   672,120
                                                  --------            --------          ----------     -----------
EXPENSES:
      Mortality and expense risk
         charges                                    54,926              49,461             388,923         594,857
                                                  --------            --------          ----------     -----------
            Net investment income (loss)           (54,926)            (36,102)           (366,403)         77,263
                                                  --------            --------          ----------     -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                  --             175,227              --
      Realized gains (losses) on sale of
         investments                               343,179             262,544           2,046,905       3,478,394
                                                  --------            --------          ----------     -----------
            Net realized gains (losses)            343,179             262,544           2,222,132       3,478,394
                                                  --------            --------          ----------     -----------
      Change in unrealized gains (losses)
         on investments                            547,303             521,860           4,003,119      (1,161,839)
                                                  --------            --------          ----------     -----------
      Net increase (decrease) in net assets
         resulting from operations                $835,556            $748,302          $5,858,848     $ 2,393,818
                                                  ========            ========          ==========     ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                LMPIS PREMIER    LMPVET AGGRESSIVE     LMPVET
                                             SELECTIONS ALL CAP        GROWTH       APPRECIATION
                                                   GROWTH            SUBACCOUNT      SUBACCOUNT
                                               SUBACCOUNT (a)        (CLASS I)        (CLASS I)
                                             ------------------  -----------------  ------------
INVESTMENT INCOME:
      Dividends                                 $    13,017         $        --     $   688,121
                                                -----------         -----------     -----------
EXPENSES:
      Mortality and expense risk
         charges                                     65,741           1,745,881         834,368
                                                -----------         -----------     -----------
            Net investment income (loss)            (52,724)         (1,745,881)       (146,247)
                                                -----------         -----------     -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 1,456,093             743,456       5,344,755
      Realized gains (losses) on sale of
         investments                              2,087,494          10,206,510       2,921,490
                                                -----------         -----------     -----------
            Net realized gains (losses)           3,543,587          10,949,966       8,266,245
                                                -----------         -----------     -----------
      Change in unrealized gains (losses)
         on investments                          (2,402,381)         (8,777,167)     (3,320,139)
                                                -----------         -----------     -----------
      Net increase (decrease) in net assets
         resulting from operations              $ 1,088,482         $   426,918     $ 4,799,859
                                                ===========         ===========     ===========

                                             LMPVET EQUITY  LMPVET FUNDAMENTAL
                                                 INDEX             VALUE        LMPVET INVESTORS
                                               SUBACCOUNT       SUBACCOUNT         SUBACCOUNT
                                               (CLASS II)      (CLASS I) (b)        (CLASS I)
                                             -------------  ------------------  ----------------
INVESTMENT INCOME:
      Dividends                               $   902,705      $   376,930        $   608,825
                                              -----------      -----------        -----------
EXPENSES:
      Mortality and expense risk
         charges                                  707,881          273,765            648,672
                                              -----------      -----------        -----------
            Net investment income (loss)          194,824          103,165            (39,847)
                                              -----------      -----------        -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               2,617,731        1,480,521          1,317,982
      Realized gains (losses) on sale of
         investments                            3,860,995         (158,301)         4,152,309
                                              -----------      -----------        -----------
            Net realized gains (losses)         6,478,726        1,322,220          5,470,291
                                              -----------      -----------        -----------
      Change in unrealized gains (losses)
         on investments                        (4,097,480)      (3,066,047)        (3,683,744)
                                              -----------      -----------        -----------
      Net increase (decrease) in net assets
         resulting from operations            $ 2,576,070      $(1,640,662)       $ 1,746,700
                                              ===========      ===========        ===========

   The accompanying notes are an integral part of these financial statements.

                                          LMPVET LARGE CAP  LMPVET SMALL CAP  LMPVET SMALL CAP
                                              GROWTH            GROWTH             VALUE         LMPVET SOCIAL
                                            SUBACCOUNT        SUBACCOUNT         SUBACCOUNT     AWARENESS STOCK
                                             (CLASS I)       (CLASS I) (b)       (CLASS A)         SUBACCOUNT
                                          ----------------  ----------------  ----------------  ---------------
INVESTMENT INCOME:
      Dividends                              $   12,236         $      --        $        --      $   159,795
                                             ----------         ---------        -----------      -----------
EXPENSES:
      Mortality and expense risk
         charges                                380,339            87,061            161,163          124,795
                                             ----------         ---------        -----------      -----------
            Net investment income (loss)       (368,103)          (87,061)          (161,163)          35,000
                                             ----------         ---------        -----------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    --           758,293          1,905,188        1,853,222
      Realized gains (losses) on sale of
         investments                          1,653,821            41,554            555,602          520,030
                                             ----------         ---------        -----------      -----------
            Net realized gains (losses)       1,653,821           799,847          2,460,790        2,373,252
                                             ----------         ---------        -----------      -----------
      Change in unrealized gains (losses)
         on investments                         176,557          (506,343)        (2,703,865)      (1,292,772)
                                             ----------         ---------        -----------      -----------
      Net increase (decrease)
         in net assets
         resulting from operations           $1,462,275         $ 206,443        $  (404,238)     $ 1,115,480
                                             ==========         =========        ===========      ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                          LMPVPV SMALL CAP
                                          LMPVPI ALL CAP      GROWTH        LMPIS GROWTH AND
                                            SUBACCOUNT     OPPORTUNITIES         INCOME
                                           (CLASS I) (a)   SUBACCOUNT (a)    SUBACCOUNT (a)
                                          --------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                             $   108,963      $    2,739        $   1,990
                                            -----------      ----------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                141,115          41,310            7,256
                                            -----------      ----------        ---------
            Net investment income (loss)        (32,152)        (38,571)          (5,266)
                                            -----------      ----------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions             1,889,028         393,068           25,290
      Realized gains (losses) on sale of
         investments                          7,954,995       1,089,031          398,085
                                            -----------      ----------        ---------
            Net realized gains (losses)       9,844,023       1,482,099          423,375
                                            -----------      ----------        ---------
      Change in unrealized gains (losses)
         on investments                      (7,959,329)       (685,977)        (325,146)
                                            -----------      ----------        ---------
      Net increase (decrease)
         in net assets
         resulting from operations          $ 1,852,542      $  757,551        $  92,963
                                            ===========      ==========        =========

                                          LMPVET CAPITAL AND
                                                INCOME          LMPVIT ADJUSTABLE  LMPVIT DIVERSIFIED
                                              SUBACCOUNT            RATE INCOME     STRATEGIC INCOME
                                             (CLASS I) (b)          SUBACCOUNT         SUBACCOUNT
                                          --------------------  -----------------  ------------------
INVESTMENT INCOME:
      Dividends                                $   336,672           $ 94,679           $263,700
                                               -----------           --------           --------
EXPENSES:
      Mortality and expense risk
         charges                                   217,090             19,395             68,145
                                               -----------           --------           --------
            Net investment income (loss)           119,582             75,284            195,555
                                               -----------           --------           --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                3,881,516                 --                 --
      Realized gains (losses) on sale of
         investments                                 4,547             (6,012)           (53,583)
                                               -----------           --------           --------
            Net realized gains (losses)          3,886,063             (6,012)           (53,583)
                                               -----------           --------           --------
      Change in unrealized gains (losses)
         on investments                         (3,881,021)           (68,247)           (99,427)
                                               -----------           --------           --------
      Net increase (decrease)
         in net assets
         resulting from operations             $   124,624           $  1,025           $ 42,545
                                               ===========           ========           ========

   The accompanying notes are an integral part of these financial statements.

                                             LMPVIT GLOBAL HIGH  LMPIT INVESTMENT                 LMPVPI TOTAL
                                                 YIELD BOND            GRADE       LMPVIT MONEY      RETURN
                                                 SUBACCOUNT         SUBACCOUNT        MARKET       SUBACCOUNT
                                                  (CLASS I)          (CLASS A)      SUBACCOUNT   (CLASS I) (a)
                                             ------------------  ----------------  ------------  -------------
INVESTMENT INCOME:
      Dividends                                 $ 1,519,945         $1,729,771      $10,393,269   $   237,238
                                                -----------         ----------      -----------   -----------
EXPENSES:
      Mortality and expense risk
         charges                                    246,483            397,782        2,458,959       112,727
                                                -----------         ----------      -----------   -----------
            Net investment income (loss)          1,273,462          1,331,989        7,934,310       124,511
                                                -----------         ----------      -----------   -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                    99,543                 --               --       185,582
      Realized gains (losses) on sale of
         investments                                317,446           (376,131)              --     4,480,945
                                                -----------         ----------      -----------   -----------
            Net realized gains (losses)             416,989           (376,131)              --     4,666,527
                                                -----------         ----------      -----------   -----------
      Change in unrealized gains (losses)
         on investments                          (1,894,498)          (768,959)              --    (3,927,008)
                                                -----------         ----------      -----------   -----------
      Net increase (decrease) in net assets
         resulting from operations              $  (204,047)        $  186,899      $ 7,934,310   $   864,030
                                                ===========         ==========      ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             LORD ABBETT GROWTH    LORD ABBETT   MIST BATTERYMARCH
                                                 AND INCOME       MID-CAP VALUE    MID-CAP STOCK
                                                 SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                               (CLASS VC) (a)    (CLASS VC) (a)      (CLASS A)
                                             ------------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $        --        $       --       $    76,502
                                                -----------        ----------       -----------
EXPENSES:
      Mortality and expense risk
         charges                                     83,680            51,697           289,919
                                                -----------        ----------       -----------
            Net investment income (loss)            (83,680)          (51,697)         (213,417)
                                                -----------        ----------       -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --                --         3,050,325
      Realized gains (losses) on sale of
         investments                              2,540,142         2,045,665          (292,772)
                                                -----------        ----------       -----------
            Net realized gains (losses)           2,540,142         2,045,665         2,757,553
                                                -----------        ----------       -----------
      Change in unrealized gains (losses)
         on investments                          (1,517,439)         (567,971)       (1,302,588)
                                                -----------        ----------       -----------
      Net increase (decrease) in net assets
         resulting from operations              $   939,023        $1,425,997       $ 1,241,548
                                                ===========        ==========       ===========

                                             MIST BLACKROCK  MIST BLACKROCK  MIST BLACKROCK
                                               HIGH YIELD    LARGE-CAP CORE  LARGE-CAP CORE
                                               SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                                (CLASS A)     (CLASS E) (b)   (CLASS A) (a)
                                             --------------  --------------  --------------
INVESTMENT INCOME:
      Dividends                                $ 975,353        $     --       $  51,201
                                               ---------        --------       ---------
EXPENSES:
      Mortality and expense risk
         charges                                 110,782          61,677          27,374
                                               ---------        --------       ---------
            Net investment income (loss)         864,571         (61,677)         23,827
                                               ---------        --------       ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --              --         446,066
      Realized gains (losses) on sale of
         investments                              23,052          10,505         358,072
                                               ---------        --------       ---------
            Net realized gains (losses)           23,052          10,505         804,138
                                               ---------        --------       ---------
      Change in unrealized gains (losses)
         on investments                         (769,681)         73,356        (466,627)
                                               ---------        --------       ---------
      Net increase (decrease) in net assets
         resulting from operations             $ 117,942        $ 22,184       $ 361,338
                                               =========        ========       =========

   The accompanying notes are an integral part of these financial statements.


                                                               MIST HARRIS
                                               MIST DREMAN       OAKMARK       MIST JANUS    MIST LAZARD
                                             SMALL-CAP VALUE  INTERNATIONAL      FORTY         MID-CAP
                                               SUBACCOUNT       SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
                                                (CLASS A)       (CLASS A)       (CLASS A)   (CLASS B) (b)
                                             ---------------  -------------  -------------  -------------
INVESTMENT INCOME:
      Dividends                                 $      --      $   604,048   $    326,956     $     --
                                                ---------      -----------   ------------     --------
EXPENSES:
      Mortality and expense risk
         charges                                   13,403          724,032      2,152,757        2,413
                                                ---------      -----------   ------------     --------
            Net investment income (loss)          (13,403)        (119,984)    (1,825,801)      (2,413)
                                                ---------      -----------   ------------     --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   5,120        5,182,968     31,439,746           --
      Realized gains (losses) on sale of
         investments                               27,453        1,088,212        773,967       (1,763)
                                                ---------      -----------   ------------     --------
            Net realized gains (losses)            32,573        6,271,180     32,213,713       (1,763)
                                                ---------      -----------   ------------     --------
      Change in unrealized gains (losses)
         on investments                          (101,029)      (7,213,777)    16,746,504      (60,160)
                                                ---------      -----------   ------------     --------
      Net increase (decrease) in net assets
         resulting from operations              $ (81,859)     $(1,062,581)  $ 47,134,416     $(64,336)
                                                =========      ===========   ============     ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                MIST LEGG
                                                  MASON
                                                PARTNERS
                                                 MANAGED   MIST LORD ABBETT   MIST LORD ABBETT
                                                 ASSETS     BOND DEBENTURE   GROWTH AND INCOME
                                               SUBACCOUNT     SUBACCOUNT         SUBACCOUNT
                                                (CLASS A)      (CLASS A)          (CLASS B)
                                               ----------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $ 11,251       $242,526          $1,086,810
                                                --------       --------          ----------
EXPENSES:
      Mortality and expense risk
         charges                                   5,576         54,111           1,515,454
                                                --------       --------          ----------
            Net investment income (loss)           5,675        188,415            (428,644)
                                                --------       --------          ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 39,551          5,593           5,584,475
      Realized gains (losses) on sale of
         investments                              (1,024)        58,333           2,500,657
                                                --------       --------          ----------
            Net realized gains (losses)           38,527         63,926           8,085,132
                                                --------       --------          ----------
      Change in unrealized gains (losses)
         on investments                          (23,162)         8,438          (4,492,303)
                                                --------       --------          ----------
      Net increase (decrease) in net assets
         resulting from operations              $ 21,040       $260,779          $3,164,185
                                                ========       ========          ==========

                                                               MIST MET/AIM
                                             MIST LORD ABBETT     CAPITAL      MIST MET/AIM
                                               MID-CAP VALUE   APPRECIATION  SMALL CAP GROWTH
                                                SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
                                               (CLASS B) (b)     (CLASS A)       (CLASS A)
                                             ----------------  ------------  ----------------
INVESTMENT INCOME:
      Dividends                                $        --       $   57,980       $    --
                                               -----------       ----------       -------
EXPENSES:
      Mortality and expense risk
         charges                                   130,315          750,840         8,864
                                               -----------       ----------       -------
            Net investment income (loss)          (130,315)        (692,860)       (8,864)
                                               -----------       ----------       -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --          159,171         6,615
      Realized gains (losses) on sale of
         investments                              (119,037)        (760,437)       19,154
                                               -----------       ----------       -------
            Net realized gains (losses)           (119,037)        (601,266)       25,769
                                               -----------       ----------       -------
      Change in unrealized gains (losses)
         on investments                         (1,463,173)       7,798,224        (7,863)
                                               -----------       ----------       -------
      Net increase (decrease) in net assets
         resulting from operations             $(1,712,525)      $6,504,098       $ 9,042
                                               ===========       ==========       =======

   The accompanying notes are an integral part of these financial statements.

                                                                                  MIST PIMCO
                                                             MIST NEUBERGER       INFLATION
                                            MIST MFS VALUE  BERMAN REAL ESTATE  PROTECTED BOND  MIST PIONEER FUND
                                              SUBACCOUNT        SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                               (CLASS A)        (CLASS A)        (CLASS A) (b)      (CLASS A)
                                            --------------  ------------------  --------------  -----------------
INVESTMENT INCOME:
      Dividends                               $      91         $   382,497         $    --          $16,326
                                              ---------         -----------         -------          -------
EXPENSES:
      Mortality and expense risk
         charges                                173,346             357,769           6,852           22,400
                                              ---------         -----------         -------          -------
            Net investment income (loss)       (173,255)             24,728          (6,852)          (6,074)
                                              ---------         -----------         -------          -------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               272,798           3,065,058              --               --
      Realized gains (losses) on sale of
         investments                            145,985            (218,297)          4,124           54,882
                                              ---------         -----------         -------          -------
            Net realized gains (losses)         418,783           2,846,761           4,124           54,882
                                              ---------         -----------         -------          -------
      Change in unrealized gains (losses)
         on investments                         581,713          (8,132,634)         80,873           17,001
                                              ---------         -----------         -------          -------
      Net increase (decrease) in net assets
         resulting from operations            $ 827,241         $(5,261,145)        $78,145          $65,809
                                              =========         ===========         =======          =======

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MIST PIONEER     MIST PIONEER    MIST THIRD AVENUE
                                             MID-CAP VALUE  STRATEGIC INCOME   SMALL CAP VALUE
                                               SUBACCOUNT      SUBACCOUNT         SUBACCOUNT
                                             (CLASS A) (a)      (CLASS A)         (CLASS B)
                                             -------------  ----------------  -----------------
INVESTMENT INCOME:
      Dividends                                 $   728         $118,275         $   137,211
                                                -------         --------         -----------
EXPENSES:
      Mortality and expense risk
         charges                                    441          193,224             525,082
                                                -------         --------         -----------
            Net investment income (loss)            287          (74,949)           (387,871)
                                                -------         --------         -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                25,939               --             901,237
      Realized gains (losses) on sale of
         investments                                709           72,138            (412,868)
                                                -------         --------         -----------
            Net realized gains (losses)          26,648           72,138             488,369
                                                -------         --------         -----------
      Change in unrealized gains (losses)
         on investments                          (9,918)         919,886          (5,640,945)
                                                -------         --------         -----------
      Net increase (decrease) in net assets
         resulting from operations              $17,017         $917,075         $(5,540,447)
                                                =======         ========         ===========

                                                                                      METLIFE INVESTMENT
                                             METLIFE INVESTMENT  METLIFE INVESTMENT      LARGE COMPANY
                                              DIVERSIFIED BOND   INTERNATIONAL STOCK         STOCK
                                                 SUBACCOUNT           SUBACCOUNT          SUBACCOUNT
                                                (CLASS I) (c)       (CLASS I) (c)        (CLASS I) (c)
                                             ------------------  -------------------  ------------------
INVESTMENT INCOME:
      Dividends                                   $ 866,221           $  401,315          $   154,359
                                                  ---------           ----------          -----------
EXPENSES:
      Mortality and expense risk
         charges                                    179,798              169,334              134,635
                                                  ---------           ----------          -----------
            Net investment income (loss)            686,423              231,981               19,724
                                                  ---------           ----------          -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --            1,455,313               25,985
      Realized gains (losses) on sale of
         investments                               (121,469)           3,792,944            3,188,643
                                                  ---------           ----------          -----------
            Net realized gains (losses)            (121,469)           5,248,257            3,214,628
                                                  ---------           ----------          -----------
      Change in unrealized gains (losses)
         on investments                              (3,244)          (4,274,686)          (2,638,215)
                                                  ---------           ----------          -----------
      Net increase (decrease) in net assets
         resulting from operations                $ 561,710           $1,205,552          $   596,137
                                                  =========           ==========          ===========

   The accompanying notes are an integral part of these financial statements.

                                             METLIFE INVESTMENT
                                               SMALL COMPANY       MSF BLACKROCK    MSF BLACKROCK
                                                   STOCK         AGGRESSIVE GROWTH   BOND INCOME   MSF FI LARGE CAP
                                                 SUBACCOUNT         SUBACCOUNT        SUBACCOUNT      SUBACCOUNT
                                               (CLASS I) (c)         (CLASS D)        (CLASS A)       (CLASS A)
                                             ------------------  -----------------  -------------  ----------------
INVESTMENT INCOME:
      Dividends                                  $    45,427         $       --       $  848,896      $   132,694
                                                 -----------         ----------       ----------      -----------
EXPENSES:
      Mortality and expense risk
         charges                                     174,391            509,432          278,992          918,626
                                                 -----------         ----------       ----------      -----------
            Net investment income (loss)            (128,964)          (509,432)         569,904         (785,932)
                                                 -----------         ----------       ----------      -----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  2,513,936                 --               --        5,504,134
      Realized gains (losses) on sale of
         investments                                (271,371)           855,332          337,306          354,572
                                                 -----------         ----------       ----------      -----------
            Net realized gains (losses)            2,242,565            855,332          337,306        5,858,706
                                                 -----------         ----------       ----------      -----------
      Change in unrealized gains (losses)
         on investments                           (2,049,318)         7,234,657          278,753       (2,579,475)
                                                 -----------         ----------       ----------      -----------
      Net increase (decrease) in net assets
         resulting from operations               $    64,283         $7,580,557       $1,185,963      $ 2,493,299
                                                 ===========         ==========       ==========      ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                               MSF LEHMAN      MSF METLIFE
                                             MSF FI VALUE  BROTHERS AGGREGATE   AGGRESSIVE
                                                LEADERS        BOND INDEX       ALLOCATION
                                              SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
                                               (CLASS D)     (CLASS A) (d)      (CLASS B)
                                             ------------  ------------------  -----------
INVESTMENT INCOME:
      Dividends                               $   412,768       $     --        $   5,223
                                              -----------       --------        ---------
EXPENSES:
      Mortality and expense risk
         charges                                  527,600         27,539          113,340
                                              -----------       --------        ---------
            Net investment income (loss)         (114,832)       (27,539)        (108,117)
                                              -----------       --------        ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions               4,468,783             --           15,015
      Realized gains (losses) on sale of
         investments                              380,070         21,745           46,229
                                              -----------       --------        ---------
            Net realized gains (losses)         4,848,853         21,745           61,244
                                              -----------       --------        ---------
      Change in unrealized gains (losses)
         on investments                        (2,848,565)       219,120          (38,829)
                                              -----------       --------        ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 1,885,456       $213,326        $ (85,702)
                                              ===========       ========        =========

                                              MSF METLIFE      MSF METLIFE
                                             CONSERVATIVE    CONSERVATIVE TO        MSF METLIFE
                                              ALLOCATION   MODERATE ALLOCATION  MODERATE ALLOCATION
                                              SUBACCOUNT        SUBACCOUNT           SUBACCOUNT
                                               (CLASS B)        (CLASS B)            (CLASS B)
                                             ------------  -------------------  -------------------
INVESTMENT INCOME:
      Dividends                                $     --          $     --            $   1,315
                                               --------          --------            ---------
EXPENSES:
      Mortality and expense risk
         charges                                 42,059            69,511              249,991
                                               --------          --------            ---------
            Net investment income (loss)        (42,059)          (69,511)            (248,676)
                                               --------          --------            ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 2,283             8,749               23,667
      Realized gains (losses) on sale of
         investments                             47,746            69,617              129,481
                                               --------          --------            ---------
            Net realized gains (losses)          50,029            78,366              153,148
                                               --------          --------            ---------
      Change in unrealized gains (losses)
         on investments                         169,474           190,893              410,311
                                               --------          --------            ---------
      Net increase (decrease) in net assets
         resulting from operations             $177,444          $199,748            $ 314,783
                                               ========          ========            =========

   The accompanying notes are an integral part of these financial statements.

                                             MSF METLIFE
                                             MODERATE TO
                                              AGGRESSIVE  MSF METLIFE STOCK   MSF MFS TOTAL      MSF MORGAN
                                              ALLOCATION        INDEX            RETURN      STANLEY EAFE INDEX
                                              SUBACCOUNT     SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                              (CLASS B)     (CLASS A) (b)       (CLASS F)      (CLASS A) (d)
                                             -----------  -----------------  --------------  ------------------
INVESTMENT INCOME:
      Dividends                               $   7,261      $     --         $ 2,970,583         $      --
                                              ---------      --------         -----------         ---------
EXPENSES:
      Mortality and expense risk
         charges                                302,492        20,955           1,686,616            25,722
                                              ---------      --------         -----------         ---------
            Net investment income (loss)       (295,231)      (20,955)          1,283,967           (25,722)
                                              ---------      --------         -----------         ---------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                29,043            --           5,012,090                --
      Realized gains (losses) on sale of
         investments                            250,533        22,046           2,195,675            (1,894)
                                              ---------      --------         -----------         ---------
            Net realized gains (losses)         279,576        22,046           7,207,765            (1,894)
                                              ---------      --------         -----------         ---------
      Change in unrealized gains (losses)
         on investments                         314,638       147,012          (3,750,287)         (184,430)
                                              ---------      --------         -----------         ---------
      Net increase (decrease) in net assets
         resulting from operations            $ 298,983      $148,103         $ 4,741,445         $(212,046)
                                              =========      ========         ===========         =========

(a) For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                 MSF WESTERN ASSET
                                             MSF RUSSELL 2000  MSF T.ROWE PRICE   MANAGEMENT HIGH
                                                  INDEX        LARGE CAP GROWTH     YIELD BOND
                                                SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
                                               (CLASS A) (d)       (CLASS B)       (CLASS A) (a)
                                             ----------------  ----------------  ----------------
INVESTMENT INCOME:
      Dividends                                 $     --          $   26,831         $104,658
                                                --------          ----------         --------
EXPENSES:
      Mortality and expense risk
         charges                                  25,590             169,736            2,856
                                                --------          ----------         --------
            Net investment income (loss)         (25,590)           (142,905)         101,802
                                                --------          ----------         --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                     --             123,770            8,973
      Realized gains (losses) on sale of
         investments                               4,134             404,869          (18,550)
                                                --------          ----------         --------
            Net realized gains (losses)            4,134             528,639           (9,577)
                                                --------          ----------         --------
      Change in unrealized gains (losses)
         on investments                          (78,099)            670,450          (54,687)
                                                --------          ----------         --------
      Net increase (decrease) in net assets
         resulting from operations              $(99,555)         $1,056,184         $ 37,538
                                                ========          ==========         ========

                                             MSF WESTERN ASSET
                                              MANAGEMENT U.S.           PIMCO VIT              PIMCO VIT TOTAL
                                                 GOVERNMENT           REAL RETURN                  RETURN
                                                 SUBACCOUNT            SUBACCOUNT               SUBACCOUNT
                                                 (CLASS A)      (ADMINISTRATIVE CLASS)(a)  (ADMINISTRATIVE CLASS)
                                             -----------------  -------------------------  ----------------------
INVESTMENT INCOME:
      Dividends                                 $  897,675              $ 10,435                 $2,471,178
                                                ----------              --------                 ----------
EXPENSES:
      Mortality and expense risk
         charges                                   324,354                 2,132                    545,374
                                                ----------              --------                 ----------
            Net investment income (loss)           573,321                 8,303                  1,925,804
                                                ----------              --------                 ----------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                    --                         --
      Realized gains (losses) on sale of
         investments                               293,047               (18,668)                  (109,006)
                                                ----------              --------                 ----------
            Net realized gains (losses)            293,047               (18,668)                  (109,006)
                                                ----------              --------                 ----------
      Change in unrealized gains (losses)
         on investments                            209,132                25,702                  1,967,059
                                                ----------              --------                 ----------
      Net increase (decrease) in net assets
         resulting from operations              $1,075,500              $ 15,337                 $3,783,857
                                                ==========              ========                 ==========

   The accompanying notes are an integral part of these financial statements.

                                             PUTNAM VT SMALL  TEMPLETON GROWTH  VAN KAMPEN LIT    VAN KAMPEN LIT
                                               CAP VALUE            FUND          COMSTOCK      STRATEGIC GROWTH
                                               SUBACCOUNT        SUBACCOUNT      SUBACCOUNT        SUBACCOUNT
                                             (CLASS IB) (a)      (CLASS A)       (CLASS II)        (CLASS II)
                                             ---------------  ----------------  --------------  ----------------
INVESTMENT INCOME:
      Dividends                               $    308,776      $  2,128,567     $   199,445        $    --
                                              ------------      ------------     -----------        --------
EXPENSES:
      Mortality and expense risk charges           198,643         1,875,552         150,802          49,865
                                              ------------      ------------     -----------        --------
            Net investment income (loss)           110,133           253,015          48,643         (49,865)
                                              ------------      ------------     -----------        --------
NET REALIZED AND UNREALIZED
   GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                6,175,521        10,329,087         276,910              --
      Realized gains (losses) on sale of
         investments                             8,233,654         8,349,919         208,958         151,526
                                              ------------      ------------     -----------        --------
            Net realized gains (losses)         14,409,175        18,679,006         485,868         151,526
                                              ------------      ------------     -----------        --------
      Change in unrealized gains (losses)
         on investments                        (10,715,091)      (16,404,182)     (1,007,198)        511,872
                                              ------------      ------------     -----------        --------
      Net increase (decrease) in net assets
         resulting from operations            $  3,804,217      $  2,527,839     $  (472,687)       $613,533
                                              ============      ============     ===========        ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                    [This page is intentionally left blank.]

   The accompanying notes are an integral part of these financial statements.

           METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                       STATEMENTS OF CHANGES IN NET ASSETS
                 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006


                                           AMERICAN FUNDS                                           AMERICAN FUNDS
                                           GLOBAL GROWTH             AMERICAN FUNDS GROWTH           GROWTH-INCOME
                                             SUBACCOUNT                   SUBACCOUNT                  SUBACCOUNT
                                              (CLASS 2)                    (CLASS 2)                   (CLASS 2)
                                     --------------------------  ---------------------------  --------------------------
                                         2007          2006           2007          2006          2007          2006
                                     ------------  ------------  -------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   579,914   $   (47,668)  $   (172,180)  $   (89,093)  $   227,465   $   185,834
   Net realized gains (losses)         1,654,018       222,781      5,322,672       629,248     1,887,247       842,532
   Change in unrealized gains
      (losses) on investments          1,603,690     2,769,778      1,207,869     3,331,910      (836,489)    2,739,608
                                     -----------   -----------   ------------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations               3,837,622     2,944,891      6,358,361     3,872,065     1,278,223     3,767,974
                                     -----------   -----------   ------------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            11,274,222     5,459,868     23,574,856    14,527,653    12,847,613     8,252,657
   Transfers from other funding
      options                         14,701,263     8,458,191     18,407,371    18,060,831     9,138,388    11,108,902
   Growth rate intra-fund
      transfers in                     2,162,058     1,023,509      5,336,653     2,160,139     3,026,212     1,034,041
   Contract charges                       (1,951)       (1,586)        (3,582)       (2,342)       (2,190)       (1,881)
   Contract surrenders                (6,500,368)   (3,129,917)   (14,857,786)   (8,117,581)   (9,242,816)   (5,369,814)
   Transfers to other funding
      options                         (3,715,370)   (1,993,119)    (7,688,406)   (3,610,309)   (3,940,046)   (4,361,493)
   Growth rate intra-fund
      transfers out                   (2,162,058)   (1,023,509)    (5,336,653)   (2,160,139)   (3,026,212)   (1,034,041)
   Other receipts (payments)              (2,768)       (3,802)        (4,052)           --       (60,715)        1,182
                                     -----------   -----------   ------------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   15,755,028     8,789,635     19,428,401    20,858,252     8,740,234     9,629,553
                                     -----------   -----------   ------------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets                19,592,650    11,734,526     25,786,762    24,730,317    10,018,457    13,397,527
NET ASSETS:
   Beginning of period                22,183,955    10,449,429     54,035,762    29,305,445    34,495,040    21,097,513
                                     -----------   -----------   ------------   -----------   -----------   -----------
   End of period                     $41,776,605   $22,183,955   $ 79,822,524   $54,035,762   $44,513,497   $34,495,040
                                     ===========   ===========   ============   ===========   ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                                                           DREYFUS VIF
                                       DREYFUS VIF APPRECIATION        DEVELOPING LEADERS
                                              SUBACCOUNT                   SUBACCOUNT
                                           (INITIAL SHARES)             (INITIAL SHARES)
                                     ---------------------------  ----------------------------
                                         2007           2006          2007           2006
                                     ------------  -------------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   172,835    $   192,149   $   (226,553)  $   (614,670)
   Net realized gains (losses)         2,130,288      1,321,208      8,372,704      8,828,742
   Change in unrealized gains
      (losses) on investments            (27,612)     4,430,629    (15,248,955)    (6,249,095)
                                     -----------    -----------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from operations               2,275,511      5,943,986     (7,102,804)     1,964,977
                                     -----------    -----------   ------------   ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             5,476,529      6,832,947     11,236,083     15,040,928
   Transfers from other funding
      options                          1,299,183      2,929,649      2,676,430      4,425,226
   Growth rate intra-fund
      transfers in                     2,074,904      1,793,914      3,366,244      4,984,232
   Contract charges                       (2,648)        (3,598)        (4,641)        (6,944)
   Contract surrenders               (12,453,570)   (15,357,918)   (21,196,995)   (25,802,875)
   Transfers to other funding
      options                         (3,287,620)    (4,110,334)   (10,287,524)   (10,990,698)
   Growth rate intra-fund
      transfers out                   (2,074,905)    (1,793,914)    (3,366,244)    (4,984,232)
   Other receipts (payments)             (46,625)       (72,690)       (50,258)       (46,251)
                                     -----------    -----------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (9,014,752)    (9,781,944)   (17,626,905)   (17,380,614)
                                     -----------    -----------   ------------   ------------
      Net increase (decrease)
         in net assets                (6,739,241)    (3,837,958)   (24,729,709)   (15,415,637)
NET ASSETS:
   Beginning of period                40,899,062     44,737,020     74,711,482     90,127,119
                                     -----------    -----------   ------------   ------------
   End of period                     $34,159,821   $ 40,899,062   $ 49,981,773   $ 74,711,482
                                     ===========    ===========   ============   ============


                                       FIDELITY VIP CONTRAFUND        FIDELITY VIP MID CAP
                                              SUBACCOUNT                    SUBACCOUNT
                                          (SERVICE CLASS 2)             (SERVICE CLASS 2)
                                     ---------------------------  ---------------------------
                                          2007          2006          2007           2006
                                     -------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (202,751)  $   (51,412)  $   (589,420)  $   (759,393)
   Net realized gains (losses)         17,413,593     4,902,651     10,923,943     10,554,549
   Change in unrealized gains
      (losses) on investments          (8,370,517)     (461,416)     1,718,434     (1,754,004)
                                     ------------   -----------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from operations                8,840,325     4,389,823     12,052,957      8,041,152
                                     ------------   -----------   ------------   ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             15,459,049    12,463,205     22,819,896     20,292,513
   Transfers from other funding
      options                          13,357,691    16,226,967     19,731,291     18,870,749
   Growth rate intra-fund
      transfers in                      4,228,804     2,164,783      5,916,229      4,102,346
   Contract charges                        (3,478)       (3,333)        (7,290)        (7,091)
   Contract surrenders                (14,041,526)   (9,930,911)   (27,281,635)   (18,332,586)
   Transfers to other funding
      options                          (7,497,596)   (6,189,893)   (15,091,214)   (12,474,456)
   Growth rate intra-fund
      transfers out                    (4,228,804)   (2,164,783)    (5,916,229)    (4,102,346)
   Other receipts (payments)              (61,803)      (13,501)      (131,728)       (17,232)
                                     ------------   -----------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     7,212,337    12,552,534         39,320      8,331,897
                                     ------------   -----------   ------------   ------------
      Net increase (decrease)
         in net assets                 16,052,662    16,942,357     12,092,277     16,373,049
NET ASSETS:
   Beginning of period                 51,868,704    34,926,347     84,171,908     67,798,859
                                     ------------   -----------   ------------   ------------
   End of period                     $ 67,921,366   $51,868,704   $ 96,264,185   $ 84,171,908
                                     ============   ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                     FTVIPT FRANKLIN SMALL-MID CAP  FTVIPT TEMPLETON DEVELOPING  FTVIPT TEMPLETON FOREIGN
                                           GROWTH SECURITIES             MARKETS SECURITIES             SECURITIES
                                              SUBACCOUNT                     SUBACCOUNT                 SUBACCOUNT
                                              (CLASS 2)                       (CLASS 2)                   (CLASS 2)
                                     -----------------------------  ---------------------------  ------------------------
                                            2007         2006            2007          2006          2007         2006
                                        -----------  -----------     ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (111,537) $   (98,125)    $    440,025  $     (3,165) $   210,639  $    15,074
   Net realized gains (losses)            1,136,808      370,315        5,443,833       907,911    2,254,672      451,849
   Change in unrealized gains
      (losses) on investments              (142,009)     366,334        4,715,693     5,482,222    1,133,695    3,179,625
                                        -----------  -----------     ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                    883,262      638,524       10,599,551     6,386,968    3,599,006    3,646,548
                                        -----------  -----------     ------------  ------------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                2,218,961    2,263,286       12,158,307     9,006,023    7,842,743    5,813,388
   Transfers from other funding
      options                             2,540,266    1,153,895       26,651,603    19,941,180    6,451,995    5,612,249
   Growth rate intra-fund
      transfers in                          792,063      502,936        4,435,141     2,161,986    2,979,511    1,554,111
   Contract charges                            (571)        (645)          (2,343)       (1,463)        (616)        (417)
   Contract surrenders                   (2,441,243)  (2,579,409)     (12,100,771)   (6,891,364)  (7,335,979)  (5,104,027)
   Transfers to other funding
      options                            (1,362,984)  (1,058,860)     (16,369,375)  (11,669,511)  (3,235,657)  (1,755,192)
   Growth rate intra-fund
      transfers out                        (792,063)    (502,936)      (4,435,142)   (2,161,987)  (2,979,511)  (1,554,111)
   Other receipts (payments)                 (6,100)          --           (2,741)       (3,193)        (688)      (1,468)
                                        -----------  -----------     ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         948,329     (221,733)      10,334,679    10,381,671    3,721,798    4,564,533
                                        -----------  -----------     ------------  ------------  -----------  -----------
      Net increase (decrease)
         in net assets                    1,831,591      416,791       20,934,230    16,768,639    7,320,804    8,211,081
NET ASSETS:
   Beginning of period                    8,876,139    8,459,348       35,608,473    18,839,834   23,403,181   15,192,100
                                        -----------  -----------     ------------  ------------  -----------  -----------
   End of period                        $10,707,730  $ 8,876,139     $ 56,542,703  $ 35,608,473  $30,723,985  $23,403,181
                                        ===========  ===========     ============  ============  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                     JANUS ASPEN GLOBAL LIFE SCIENCES  JANUS ASPEN GLOBAL TECHNOLOGY
                                                SUBACCOUNT                      SUBACCOUNT
                                             (SERVICE SHARES)                (SERVICE SHARES)
                                     --------------------------------  -----------------------------
                                             2007         2006                2007         2006
                                         -----------  -----------         -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $   (54,926) $   (64,246)        $   (36,102) $   (49,637)
   Net realized gains (losses)               343,179      366,646             262,544       33,322
   Change in unrealized gains
      (losses) on investments                547,303      (24,660)            521,860      245,131
                                         -----------  -----------         -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                     835,556      277,740             748,302      228,816
                                         -----------  -----------         -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                   702,926      919,222             774,820      834,801
   Transfers from other funding
      options                                736,932      572,088             806,307      453,912
   Growth rate intra-fund
      transfers in                                --           --                  --           --
   Contract charges                             (835)      (1,011)               (625)        (851)
   Contract surrenders                    (1,136,165)  (1,727,149)         (1,341,322)  (1,075,386)
   Transfers to other funding
      options                               (857,789)    (728,821)           (790,106)    (617,335)
   Growth rate intra-fund
      transfers out                               --           --                  --           --
   Other receipts (payments)                  (1,307)           3              (2,930)      (1,846)
                                         -----------  -----------         -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions         (556,238)    (965,668)           (553,856)    (406,705)
                                         -----------  -----------         -----------  -----------
      Net increase (decrease)
         in net assets                       279,318     (687,928)            194,446     (177,889)
NET ASSETS:
   Beginning of period                     4,554,458    5,242,386           4,035,202    4,213,091
                                         -----------  -----------         -----------  -----------
   End of period                         $ 4,833,776  $ 4,554,458         $ 4,229,648  $ 4,035,202
                                         ===========  ===========         ===========  ===========

                                     JANUS ASPEN MID CAP GROWTH      LMPVET S&P 500 INDEX
                                             SUBACCOUNT                   SUBACCOUNT
                                          (SERVICE SHARES)                 (CLASS A)
                                     --------------------------  --------------------------
                                         2007          2006          2007          2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (366,403) $   (365,223) $     77,263  $     90,370
   Net realized gains (losses)          2,222,132     1,385,406     3,478,394     1,454,683
   Change in unrealized gains
      (losses) on investments           4,003,119     2,332,200    (1,161,839)    6,036,129
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                5,858,848     3,352,383     2,393,818     7,581,182
                                     ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              6,522,051     5,427,368     7,658,533     9,785,226
   Transfers from other funding
      options                           8,430,796     3,055,231     4,909,814     4,395,581
   Growth rate intra-fund
      transfers in                      1,727,289     1,718,644            --            --
   Contract charges                        (2,969)       (3,822)       (7,847)      (10,165)
   Contract surrenders                (10,521,380)  (10,170,730)  (19,381,039)  (15,431,934)
   Transfers to other funding
      options                          (4,550,576)   (3,284,375)   (7,561,957)   (8,720,949)
   Growth rate intra-fund
      transfers out                    (1,727,289)   (1,718,644)           --            --
   Other receipts (payments)              (39,286)      (11,288)     (108,946)      (65,372)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      (161,364)   (4,987,616)  (14,491,442)  (10,047,613)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets                  5,697,484    (1,635,233)  (12,097,624)   (2,466,431)
NET ASSETS:
   Beginning of period                 29,522,752    31,157,985    57,441,773    59,908,204
                                     ------------  ------------  ------------  ------------
   End of period                     $ 35,220,236  $ 29,522,752  $ 45,344,149  $ 57,441,773
                                     ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                     LMPIS PREMIER SELECTIONS ALL CAP   LMPVET AGGRESSIVE GROWTH       LMPVET APPRECIATION
                                                  GROWTH                       SUBACCOUNT                  SUBACCOUNT
                                                SUBACCOUNT                     (CLASS I)                    (CLASS I)
                                     --------------------------------  --------------------------  --------------------------
                                           2007 (a)        2006         2007          2006          2007          2006
                                         ------------  -----------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)          $    (52,724) $  (231,154) $ (1,745,881) $ (1,909,884) $   (146,247) $   (108,381)
   Net realized gains (losses)              3,543,587    1,405,912    10,949,966     8,566,899     8,266,245     3,744,835
   Change in unrealized gains
      (losses) on investments              (2,402,381)     (44,434)   (8,777,167)    4,887,597    (3,320,139)    5,282,988
                                         ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                    1,088,482    1,130,324       426,918    11,544,612     4,799,859     8,919,442
                                         ------------  -----------  ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                    809,972    2,880,772    21,270,497    27,493,923     9,466,574    11,523,056
   Transfers from other funding
      options                                  88,244       65,656    19,935,938     6,523,914     5,122,141     3,260,596
   Growth rate intra-fund
      transfers in                            625,912    1,797,315    13,730,060    13,802,799     4,223,146     3,227,186
   Contract charges                                --           --        (2,742)       (3,439)       (4,917)       (6,323)
   Contract surrenders                     (1,814,117)  (6,526,414)  (48,790,339)  (50,847,932)  (20,131,456)  (19,277,281)
   Transfers to other funding
      options                             (17,566,657)  (1,217,124)  (12,515,244)  (12,246,756)   (5,635,007)   (5,708,595)
   Growth rate intra-fund
      transfers out                          (625,912)  (1,797,315)  (13,730,060)  (13,802,799)   (4,223,146)   (3,227,186)
   Other receipts (payments)                       --           --       (19,803)      (16,927)      (62,069)      (69,811)
                                         ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions       (18,482,558)  (4,797,110)  (20,121,693)  (29,097,217)  (11,244,734)  (10,278,358)
                                         ------------  -----------  ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets                    (17,394,076)  (3,666,786)  (19,694,775)  (17,552,605)   (6,444,875)   (1,358,916)
NET ASSETS:
   Beginning of period                     17,394,076   21,060,862   147,503,266   165,055,871    70,880,965    72,239,881
                                         ------------  -----------  ------------  ------------  ------------  ------------
   End of period                         $         --  $17,394,076  $127,808,491  $147,503,266  $ 64,436,090  $ 70,880,965
                                         ============  ===========  ============  ============  ============  ============

(a)  For the period January 1, 2007 t    o April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         LMPVET EQUITY INDEX     LMPVET FUNDAMENTAL VALUE
                                             SUBACCOUNT                 SUBACCOUNT
                                             (CLASS II)                 (CLASS I)
                                     --------------------------  ------------------------
                                         2007          2006            2007 (b)   2006
                                     ------------  ------------      -----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    194,824  $     92,712      $   103,165   $--
   Net realized gains (losses)          6,478,726     2,957,065        1,322,220    --
   Change in unrealized gains
      (losses) on investments          (4,097,480)    5,452,209       (3,066,047)   --
                                     ------------  ------------      -----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                2,576,070     8,501,986       (1,640,662)   --
                                     ------------  ------------      -----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             10,131,533    12,451,770        3,367,233    --
   Transfers from other funding
      options                           3,512,930     2,631,319       39,134,249    --
   Growth rate intra-fund
      transfers in                      7,074,581     6,100,902        1,766,588    --
   Contract charges                        (1,090)       (1,819)          (1,527)   --
   Contract surrenders                (22,272,208)  (19,614,058)      (8,660,464)   --
   Transfers to other funding
      options                          (4,752,574)   (5,458,509)      (2,265,667)   --
   Growth rate intra-fund
      transfers out                    (7,074,581)   (6,100,902)      (1,766,588)   --
   Other receipts (payments)              (13,879)      (37,629)              --    --
                                     ------------  ------------      -----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (13,395,288)  (10,028,926)      31,573,824    --
                                     ------------  ------------      -----------   ---
      Net increase (decrease)
         in net assets                (10,819,218)   (1,526,940)      29,933,162    --
NET ASSETS:
   Beginning of period                 65,430,446    66,957,386               --    --
                                     ------------  ------------      -----------   ---
   End of period                     $ 54,611,228  $ 65,430,446      $29,933,162   $--
                                     ============  ============      ===========   ===

                                          LMPVET INVESTORS        LMPVET LARGE CAP GROWTH
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS I)                   (CLASS I)
                                     --------------------------  --------------------------
                                         2007          2006          2007          2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (39,847) $    219,099  $   (368,103) $   (388,823)
   Net realized gains (losses)          5,470,291     4,173,233     1,653,821       992,048
   Change in unrealized gains
      (losses) on investments          (3,683,744)    4,852,509       176,557       387,881
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                1,746,700     9,244,841     1,462,275       991,106
                                     ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              6,968,466     8,274,629     5,544,758     7,888,537
   Transfers from other funding
      options                           2,316,677     2,094,685     1,684,357     2,257,749
   Growth rate intra-fund
      transfers in                      2,972,244     4,251,118     2,626,813     2,280,657
   Contract charges                        (3,377)       (3,676)       (1,311)       (3,500)
   Contract surrenders                (17,789,921)  (18,260,473)  (10,651,232)  (12,334,635)
   Transfers to other funding
      options                          (5,406,623)   (3,499,246)   (4,183,433)   (7,214,819)
   Growth rate intra-fund
      transfers out                    (2,972,244)   (4,251,119)   (2,626,812)   (2,280,657)
   Other receipts (payments)               (6,596)      (48,279)      (15,724)       (9,116)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (13,921,374)  (11,442,361)   (7,622,584)   (9,415,784)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets                (12,174,674)   (2,197,520)   (6,160,309)   (8,424,678)
NET ASSETS:
   Beginning of period                 58,826,828    61,024,348    34,543,707    42,968,385
                                     ------------  ------------  ------------  ------------
   End of period                     $ 46,652,154  $ 58,826,828  $ 28,383,398  $ 34,543,707
                                     ============  ============  ============  ============

   The accompanying notes are an integral part of these financial statements.

                                        LMPVET SMALL CAP GROWTH    LMPVET SMALL CAP VALUE          LMPVET SOCIAL
                                             SUBACCOUNT                 SUBACCOUNT               AWARENESS STOCK
                                              (CLASS I)                 (CLASS A)                   SUBACCOUNT
                                     --------------------------  -------------------------  ------------------------
                                            2007 (b)   2006          2007         2006           2007        2006
                                          -----------  ----      -----------  ------------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)           $   (87,061)  $--      $  (161,163)  $  (168,199) $    35,000  $   (76,522)
   Net realized gains (losses)                799,847    --        2,460,790     1,669,240    2,373,252      326,666
   Change in unrealized gains
      (losses) on investments                (506,343)   --       (2,703,865)     (110,994)  (1,292,772)     332,550
                                          -----------   ---      -----------   -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                      206,443    --         (404,238)    1,390,047    1,115,480      582,694
                                          -----------   ---      -----------   -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                  1,960,765    --        3,317,751     3,883,059    4,918,249    1,839,304
   Transfers from other funding
      options                              12,835,133    --        1,362,102     1,274,516      234,664      261,412
   Growth rate intra-fund
      transfers in                            878,811    --        1,758,204     1,821,677      917,505      908,062
   Contract charges                              (204)   --             (118)           (3)        (395)        (530)
   Contract surrenders                     (2,681,228)   --       (5,085,817)   (4,074,153)  (3,505,008)  (3,383,129)
   Transfers to other funding
      options                              (1,390,609)   --       (2,034,358)   (2,014,277)    (634,899)    (823,835)
   Growth rate intra-fund
      transfers out                          (878,811)   --       (1,758,205)   (1,821,677)    (917,505)    (908,062)
   Other receipts (payments)                     (115)   --               --            --           --      (15,793)
                                          -----------   ---      -----------   -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions        10,723,742    --       (2,440,441)     (930,858)   1,012,611   (2,122,571)
                                          -----------   ---      -----------   -----------  -----------  -----------
      Net increase (decrease)
         in net assets                     10,930,185    --       (2,844,679)      459,189    2,128,091   (1,539,877)
NET ASSETS:
   Beginning of period                             --    --       14,281,820    13,822,631    9,642,855   11,182,732
                                          -----------   ---      -----------   -----------  -----------  -----------
   End of period                          $10,930,185   $--      $11,437,141   $14,281,820  $11,770,946  $ 9,642,855
                                          ===========   ===      ===========   ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             LMPVPI ALL CAP         LMPVPV SMALL CAP GROWTH
                                               SUBACCOUNT                OPPORTUNITIES
                                               (CLASS I)                   SUBACCOUNT
                                     ---------------------------  ---------------------------
                                        2007 (a)        2006        2007 (a)        2006
                                     -------------  ------------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $    (32,152)  $    46,093  $    (38,571)   $  (125,033)
   Net realized gains (losses)           9,844,023     2,815,250     1,482,099        979,996
   Change in unrealized gains
      (losses) on investments           (7,959,329)    2,905,151      (685,977)        85,150
                                      ------------   -----------  ------------    -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 1,852,542     5,766,494       757,551        940,113
                                      ------------   -----------  ------------    -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               2,425,802     6,903,240       927,836      3,047,452
   Transfers from other funding
      options                              490,856     1,468,681       546,262      3,986,001
   Growth rate intra-fund
      transfers in                       1,648,247     2,741,271       426,652        874,248
   Contract charges                            (13)       (1,709)           (1)          (784)
   Contract surrenders                  (3,004,132)   (9,914,036)     (628,985)    (3,214,712)
   Transfers to other funding
      options                          (39,429,682)   (3,398,176)  (12,305,943)    (3,382,138)
   Growth rate intra-fund
      transfers out                     (1,648,247)   (2,741,271)     (426,652)      (874,248)
   Other receipts (payments)                    --       (18,679)         (179)          (916)
                                      ------------   -----------  ------------    -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (39,517,169)   (4,960,679)  (11,461,010)       434,903
                                      ------------   -----------  ------------    -----------
      Net increase (decrease)
         in net assets                 (37,664,627)      805,815   (10,703,459)     1,375,016
NET ASSETS:
   Beginning of period                  37,664,627    36,858,812    10,703,459      9,328,443
                                      ------------   -----------  ------------    -----------
   End of period                      $         --   $37,664,627  $         --    $10,703,459
                                      ============   ===========  ============    ===========

                                                                LMPVET CAPITAL AND INCOME
                                       LMPIS GROWTH AND INCOME          SUBACCOUNT
                                             SUBACCOUNT                 (CLASS I)
                                     -------------------------  -------------------------
                                        2007 (a)       2006           2007 (b)   2006
                                     ------------  -----------      -----------  ----
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     (5,266)  $   (7,483)     $   119,582   $--
   Net realized gains (losses)            423,375       69,294        3,886,063    --
   Change in unrealized gains
      (losses) on investments            (325,146)     135,485       (3,881,021)   --
                                      -----------   ----------      -----------   ---
      Net increase (decrease)
         in net assets resulting
         from operations                   92,963      197,296          124,624    --
                                      -----------   ----------      -----------   ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                162,680      590,846        2,067,243    --
   Transfers from other funding
      options                              63,446      209,919       29,665,178    --
   Growth rate intra-fund
      transfers in                        120,084      243,923        1,602,319    --
   Contract charges                            --           --           (1,160)   --
   Contract surrenders                   (221,842)    (547,847)      (6,933,618)   --
   Transfers to other funding
      options                          (2,038,617)    (203,283)        (928,680)   --
   Growth rate intra-fund
      transfers out                      (120,084)    (243,922)      (1,602,319)   --
   Other receipts (payments)                   --           --          (28,007)   --
                                      -----------   ----------      -----------   ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (2,034,333)      49,636       23,840,956    --
                                      -----------   ----------      -----------   ---
      Net increase (decrease)
         in net assets                 (1,941,370)     246,932       23,965,580    --
NET ASSETS:
   Beginning of period                  1,941,370    1,694,438               --    --
                                      -----------   ----------      -----------   ---
   End of period                      $        --   $1,941,370      $23,965,580   $--
                                      ===========   ==========      ===========   ===

   The accompanying notes are an integral part of these financial statements.

                                                                      LMPVIT                    LMPVIT
                                        LMPVIT ADJUSTABLE      DIVERSIFIED STRATEGIC    GLOBAL HIGH YIELD BOND
                                           RATE INCOME                INCOME                  SUBACCOUNT
                                           SUBACCOUNT               SUBACCOUNT                 (CLASS I)
                                     ----------------------  ------------------------  ------------------------
                                        2007        2006         2007         2006         2007         2006
                                     ----------  ----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   75,284  $   60,678  $   195,555  $   282,545  $ 1,273,462  $ 1,101,124
   Net realized gains (losses)           (6,012)      3,117      (53,583)     (43,402)     416,989      441,980
   Change in unrealized gains
      (losses) on investments           (68,247)    (20,202)     (99,427)      12,157   (1,894,498)     629,275
                                     ----------  ----------  -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  1,025      43,593       42,545      251,300     (204,047)   2,172,379
                                     ----------  ----------  -----------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              415,825     394,570      970,922    1,277,438    4,666,693    5,119,625
   Transfers from other funding
      options                         1,075,377     855,961      817,489      169,491    2,731,712    2,995,785
   Growth rate intra-fund
      transfers in                       92,541     156,018      601,999      545,223      982,764    1,133,163
   Contract charges                         (71)        (89)          --           --         (909)      (2,171)
   Contract surrenders                 (508,660)   (271,157)  (2,165,983)  (2,373,105)  (7,071,106)  (7,058,419)
   Transfers to other funding
      options                          (759,322)   (398,372)    (736,502)    (496,387)  (3,574,948)  (3,258,278)
   Growth rate intra-fund
      transfers out                     (92,541)   (156,018)    (601,999)    (545,223)    (982,764)  (1,133,163)
   Other receipts (payments)                 --          --           --           --      (29,606)     (54,629)
                                     ----------  ----------  -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions     223,149     580,913   (1,114,074)  (1,422,563)  (3,278,164)  (2,258,087)
                                     ----------  ----------  -----------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                  224,174     624,506   (1,071,529)  (1,171,263)  (3,482,211)     (85,708)
NET ASSETS:
   Beginning of period                1,707,402   1,082,896    6,000,045    7,171,308   23,967,169   24,052,877
                                     ----------  ----------  -----------  -----------  -----------  -----------
   End of period                     $1,931,576  $1,707,402  $ 4,928,516  $ 6,000,045  $20,484,958  $23,967,169
                                     ==========  ==========  ===========  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                       LMPIT INVESTMENT GRADE
                                             SUBACCOUNT              LMPVIT MONEY MARKET
                                              (CLASS A)                   SUBACCOUNT
                                     --------------------------  ---------------------------
                                         2007          2006           2007          2006
                                     ------------  ------------  -------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  1,331,989  $  1,558,278  $   7,934,310  $  7,431,493
   Net realized gains (losses)           (376,131)     (541,137)            --            --
   Change in unrealized gains
      (losses) on investments            (768,959)     (500,518)            --            --
                                     ------------  ------------  -------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                  186,899       516,623      7,934,310     7,431,493
                                     ------------  ------------  -------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              8,126,590     8,716,406     96,198,446    92,634,961
   Transfers from other funding
      options                           2,763,609     3,362,043     75,701,335    71,980,714
   Growth rate intra-fund
      transfers in                      2,271,902     2,554,269     15,743,971    13,815,387
   Contract charges                        (1,510)       (2,198)       (18,296)      (28,587)
   Contract surrenders                (11,547,911)  (14,381,832)   (81,026,761)  (76,178,553)
   Transfers to other funding
      options                          (3,723,859)   (7,280,755)  (102,079,927)  (97,584,446)
   Growth rate intra-fund
      transfers out                    (2,271,902)   (2,554,269)   (15,743,971)  (13,815,387)
   Other receipts (payments)              (16,957)      (79,191)      (205,780)      (82,889)
                                     ------------  ------------  -------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (4,400,038)   (9,665,527)   (11,430,983)   (9,258,800)
                                     ------------  ------------  -------------  ------------
      Net increase (decrease)
         in net assets                 (4,213,139)   (9,148,904)    (3,496,673)   (1,827,307)
NET ASSETS:
   Beginning of period                 35,530,794    44,679,698    217,538,693   219,366,000
                                     ------------  ------------  -------------  ------------
   End of period                     $ 31,317,655  $ 35,530,794  $ 214,042,020  $217,538,693
                                     ============  ============  =============  ============

                                                                        LORD ABBETT
                                         LMPVPI TOTAL RETURN         GROWTH AND INCOME
                                             SUBACCOUNT                  SUBACCOUNT
                                              (CLASS I)                  (CLASS VC)
                                     --------------------------  -------------------------
                                       2007 (a)        2006        2007 (a)        2006
                                     ------------  ------------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    124,511  $    232,248  $    (83,680) $    35,674
   Net realized gains (losses)          4,666,527     1,776,002     2,540,142      960,275
   Change in unrealized gains
      (losses) on investments          (3,927,008)    1,390,370    (1,517,439)   1,992,354
                                     ------------  ------------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  864,030     3,398,620       939,023    2,988,303
                                     ------------  ------------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,302,845     4,457,879     1,699,440    4,614,338
   Transfers from other funding
      options                             144,201     1,383,375     1,759,788    5,527,943
   Growth rate intra-fund
      transfers in                      1,023,100     1,874,269       892,708      692,727
   Contract charges                            (9)       (1,343)          (15)      (1,995)
   Contract surrenders                 (2,902,487)  (13,283,989)   (1,647,347)  (4,857,463)
   Transfers to other funding
      options                         (29,645,397)   (1,523,685)  (24,851,347)  (3,552,466)
   Growth rate intra-fund
      transfers out                    (1,023,100)   (1,874,269)     (892,708)    (692,727)
   Other receipts (payments)               (3,342)         (827)       (4,476)     (17,988)
                                     ------------  ------------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (31,104,189)   (8,968,590)  (23,043,957)   1,712,369
                                     ------------  ------------  ------------  -----------
      Net increase (decrease)
         in net assets                (30,240,159)   (5,569,970)  (22,104,934)   4,700,672
NET ASSETS:
   Beginning of period                 30,240,159    35,810,129    22,104,934   17,404,262
                                     ------------  ------------  ------------  -----------
   End of period                     $         --  $ 30,240,159  $         --  $22,104,934
                                     ============  ============  ============  ===========

   The accompanying notes are an integral part of these financial statements.


                                                                       MIST BATTERYMARCH
                                       LORD ABBETT MID-CAP VALUE         MID-CAP STOCK         MIST BLACKROCK HIGH YIELD
                                               SUBACCOUNT                  SUBACCOUNT                 SUBACCOUNT
                                               (CLASS VC)                  (CLASS A)                   (CLASS A)
                                     ---------------------------  --------------------------  --------------------------
                                        2007 (a)        2006          2007        2006 (c)        2007        2006 (c)
                                     -------------  -----------   ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $    (51,697)  $   (80,406)  $  (213,417)  $  (211,142)  $   864,571   $   (72,953)
   Net realized gains (losses)          2,045,665     1,192,647     2,757,553      (474,231)       23,052        33,335
   Change in unrealized gains
      (losses) on investments            (567,971)      236,318    (1,302,588)     (886,497)     (769,681)      546,135
                                     ------------   -----------   -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                1,425,997     1,348,559     1,241,548    (1,571,870)      117,942       506,517
                                     ------------   -----------   -----------   -----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              1,262,616     4,025,384     3,944,400     2,816,760     3,079,267     1,207,812
   Transfers from other funding
      options                           2,034,225     2,686,805     3,763,041    30,727,977     4,497,288     9,911,690
   Growth rate intra-fund
      transfers in                        804,176       878,857     1,747,006       332,663       840,931       112,143
   Contract charges                            (7)         (838)       (1,786)       (2,351)         (612)         (578)
   Contract surrenders                 (1,276,367)   (3,271,351)   (7,082,589)   (5,112,496)   (3,329,783)   (1,824,112)
   Transfers to other funding
      options                         (16,619,974)   (3,122,048)   (3,984,996)   (2,950,559)   (2,847,134)     (590,959)
   Growth rate intra-fund
      transfers out                      (804,176)     (878,857)   (1,747,006)     (332,663)     (840,931)     (112,143)
   Other receipts (payments)                   --            --        (2,830)       (3,519)       (8,242)       (3,617)
                                     ------------   -----------   -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (14,599,507)      317,952    (3,364,760)   25,475,812     1,390,784     8,700,236
                                     -------------  -----------   -----------   -----------   -----------   -----------
      Net increase (decrease)
         in net assets                (13,173,510)    1,666,511    (2,123,212)   23,903,942     1,508,726     9,206,753
NET ASSETS:
   Beginning of period                 13,173,510    11,506,999    23,903,942            --     9,206,753            --
                                     ------------   -----------   -----------   -----------   -----------   -----------
   End of period                     $         --   $13,173,510   $21,780,730   $23,903,942   $10,715,479   $ 9,206,753
                                     ============   ===========   ===========   ===========   ===========   ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                       MIST BLACKROCK          MIST BLACKROCK
                                       LARGE-CAP CORE          LARGE-CAP CORE
                                         SUBACCOUNT              SUBACCOUNT
                                          (CLASS E)              (CLASS A)
                                     ------------------  --------------------------
                                       2007 (b)    2006    2007 (a)      2006 (c)
                                     ------------  ----  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (61,677)   $--  $    23,827   $   (58,348)
   Net realized gains (losses)            10,505     --      804,138        28,523
   Change in unrealized gains
      (losses) on investments             73,356     --     (466,627)      466,627
                                     -----------    ---  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  22,184     --      361,338       436,802
                                     -----------    ---  -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             1,731,469     --      579,131       951,769
   Transfers from other funding
      options                          8,505,770     --      592,123     8,443,675
   Growth rate intra-fund
      transfers in                       243,075     --      196,363       109,079
   Contract charges                         (492)    --           (2)       (1,373)
   Contract surrenders                (1,499,000)    --     (618,174)   (1,156,492)
   Transfers to other funding
      options                           (787,631)    --   (7,957,082)   (1,627,102)
   Growth rate intra-fund
      transfers out                     (243,075)    --     (196,363)     (109,079)
   Other receipts (payments)                  --     --       (4,613)           --
                                     -----------    ---  -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    7,950,116     --   (7,408,617)    6,610,477
                                     -----------    ---  -----------   -----------
      Net increase (decrease)
         in net assets                 7,972,300     --   (7,047,279)    7,047,279
NET ASSETS:
   Beginning of period                        --     --    7,047,279            --
                                     -----------    ---  -----------   -----------
   End of period                     $ 7,972,300    $--  $        --   $ 7,047,279
                                     ===========    ===  ===========   ===========


                                           MIST DREMAN            MIST HARRIS OAKMARK
                                         SMALL-CAP VALUE             INTERNATIONAL
                                           SUBACCOUNT                  SUBACCOUNT
                                            (CLASS A)                   (CLASS A)
                                     ----------------------  ----------------------------
                                         2007      2006 (c)       2007         2006 (c)
                                     ----------   ---------  -------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (13,403)  $    894   $   (119,984)  $   (424,624)
   Net realized gains (losses)           32,573      2,418      6,271,180        133,210
   Change in unrealized gains
      (losses) on investments          (101,029)    50,473     (7,213,777)     6,375,498
                                     ----------   --------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from operations                (81,859)    53,785     (1,062,581)     6,084,084
                                     ----------   --------   ------------   ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              748,924     47,647     13,254,404      5,618,462
   Transfers from other funding
      options                         1,556,888    638,065     14,224,308     65,066,500
   Growth rate intra-fund
      transfers in                           --         --      5,385,049      1,321,473
   Contract charges                         (70)       (22)        (3,304)        (4,045)
   Contract surrenders                 (206,161)    (4,073)   (21,288,782)   (10,801,322)
   Transfers to other funding
      options                          (412,503)   (53,861)   (10,192,972)    (3,211,225)
   Growth rate intra-fund
      transfers out                          --         --     (5,385,049)    (1,321,473)
   Other receipts (payments)                 --         --        (12,331)       (85,944)
                                     ----------   --------   ------------   ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,687,078    627,756     (4,018,677)    56,582,426
                                     ----------   --------   ------------   ------------
      Net increase (decrease)
         in net assets                1,605,219    681,541     (5,081,258)    62,666,510
NET ASSETS:
   Beginning of period                  681,541         --     62,666,510             --
                                     ----------   --------   ------------   ------------
   End of period                     $2,286,760   $681,541   $ 57,585,252   $ 62,666,510
                                     ==========   ========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                                                                         MIST LEGG MASON
                                              MIST JANUS                                    PARTNERS
                                                FORTY            MIST LAZARD MID-CAP      MANAGED ASSETS
                                              SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                               (CLASS A)               (CLASS B)            (CLASS B)
                                     --------------------------  -------------------  --------------------
                                         2007        2006 (c)      2007 (b)   2006       2007     2006 (c)
                                     ------------  ------------    --------   ----    ----------  --------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $ (1,825,801) $ (1,521,789)   $ (2,413)  $--     $    5,675  $   (648)
   Net realized gains (losses)         32,213,713      (970,618)     (1,763)   --         38,527     2,123
   Change in unrealized gains
      (losses) on investments          16,746,504     6,674,734     (60,160)   --        (23,162)    3,001
                                     ------------  ------------    --------   ---     ----------  --------
      Net increase (decrease)
         in net assets resulting
         from operations               47,134,416     4,182,327     (64,336)   --         21,040     4,476
                                     ------------  ------------    --------   ---     ----------  --------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             21,911,659    16,552,971     459,941    --        213,812    38,824
   Transfers from other funding
      options                          14,287,566   219,259,461     406,359    --        764,888   180,125
   Growth rate intra-fund
      transfers in                      9,855,984     2,642,955          --    --             --        --
   Contract charges                       (16,189)      (19,275)        (25)   --            (37)      (39)
   Contract surrenders                (56,705,157)  (37,372,943)    (30,042)   --        (29,809)  (58,152)
   Transfers to other funding
      options                         (18,012,202)  (14,078,464)    (49,603)   --        (53,837)  (59,179)
   Growth rate intra-fund
      transfers out                    (9,855,984)   (2,642,955)         --    --             --        --
   Other receipts (payments)             (337,597)     (329,296)         --    --             --        --
                                     ------------  ------------    --------   ---     ----------  --------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (38,871,920)  184,012,454     786,630    --        895,017   101,579
                                     ------------  ------------    --------   ---     ----------  --------
      Net increase (decrease)
         in net assets                  8,262,496   188,194,781     722,294    --        916,057   106,055
NET ASSETS:
   Beginning of period                188,194,781            --          --    --        106,055        --
                                     ------------  ------------    --------   ---     ----------  --------
   End of period                     $196,457,277  $188,194,781    $722,294   $--     $1,022,112  $106,055
                                     ============  ============    ========   ===     ==========  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                         MIST LORD ABBETT          MIST LORD ABBETT
                                               BOND                   GROWTH AND
                                            DEBENTURE                  INCOME
                                           SUBACCOUNT                SUBACCOUNT
                                            (CLASS A)                 (CLASS B)
                                     -----------------------  --------------------------
                                        2007        2006 (c)      2007        2006 (c)
                                     -----------  ----------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   188,415  $  (16,819) $   (428,644) $   (999,449)
   Net realized gains (losses)            63,926       3,661     8,085,132       433,533
   Change in unrealized gains
      (losses) on investments              8,438     147,827    (4,492,303)   10,313,768
                                     -----------  ----------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                 260,779     134,669     3,164,185     9,747,852
                                     -----------  ----------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             2,193,812     552,915    19,639,238    13,078,366
   Transfers from other funding
      options                          4,874,595   3,304,510    30,536,790   140,723,192
   Growth rate intra-fund
      transfers in                       663,782     104,351     7,481,016     2,042,326
   Contract charges                         (102)        (31)       (7,624)       (8,129)
   Contract surrenders                (1,272,925)   (256,843)  (45,505,674)  (26,061,128)
   Transfers to other funding
      options                         (3,022,074)   (442,818)  (14,713,538)   (7,300,925)
   Growth rate intra-fund
      transfers out                     (663,782)   (104,351)   (7,481,016)   (2,042,326)
   Other receipts (payments)             (13,126)        (78)      (87,030)      (91,738)
                                     -----------  ----------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    2,760,180   3,157,655   (10,137,838)  120,339,638
                                     -----------  ----------  ------------  ------------
      Net increase (decrease)
         in net assets                 3,020,959   3,292,324    (6,973,653)  130,087,490
NET ASSETS:
   Beginning of period                 3,292,324          --   130,087,490            --
                                     -----------  ----------  ------------  ------------
   End of period                     $ 6,313,283  $3,292,324  $123,113,837  $130,087,490
                                     ===========  ==========  ============  ============


                                     MIST LORD ABBETT MID-CAP      MIST MET/AIM CAPITAL
                                             VALUE                    APPRECIATION
                                           SUBACCOUNT                  SUBACCOUNT
                                            (CLASS B)                   (CLASS A)
                                     ------------------------  --------------------------
                                          2007 (b)   2006         2007          2006 (c)
                                        -----------  ----      ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)         $  (130,315) $--       $   (692,860) $   (445,073)
   Net realized gains (losses)             (119,037)  --           (601,266)    7,338,046
   Change in unrealized gains
      (losses) on investments            (1,463,173)  --          7,798,224    (8,160,031)
                                        -----------  ---       ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                 (1,712,525)  --          6,504,098    (1,267,058)
                                        -----------  ---       ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners                3,566,534   --          7,743,808     6,105,232
   Transfers from other funding
      options                            20,971,358   --          1,607,579    80,008,292
   Growth rate intra-fund
      transfers in                          764,073   --          4,524,605     1,230,436
   Contract charges                            (318)  --             (3,950)       (5,171)
   Contract surrenders                   (3,397,530)  --        (20,219,883)  (15,531,039)
   Transfers to other funding
      options                            (3,605,333)  --         (3,505,800)   (3,271,292)
   Growth rate intra-fund
      transfers out                        (764,073)  --         (4,524,605)   (1,230,436)
   Other receipts (payments)                 (4,762)  --            (36,706)      (23,972)
                                        -----------  ---       ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      17,529,949   --        (14,414,952)   67,282,050
                                        -----------  ---       ------------  ------------
      Net increase (decrease)
         in net assets                   15,817,424   --         (7,910,854)   66,014,992
NET ASSETS:
   Beginning of period                           --   --         66,014,992            --
                                        -----------  ---       ------------  ------------
   End of period                        $15,817,424  $--       $ 58,104,138  $ 66,014,992
                                        ===========  ===       ============  ============

   The accompanying notes are an integral part of these financial statements.


                                          MIST MET/AIM                                    MIST NEUBERGER
                                       SMALL CAP GROWTH         MIST MFS VALUE          BERMAN REAL ESTATE
                                          SUBACCOUNT              SUBACCOUNT                 SUBACCOUNT
                                           (CLASS A)              (CLASS A)                  (CLASS A)
                                     --------------------  ------------------------  -------------------------
                                        2007     2006 (c)      2007       2006 (c)       2007        2006 (c)
                                     ----------  --------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (8,864) $ (1,151) $  (173,255) $    72,778  $     24,728  $  (195,530)
   Net realized gains (losses)           25,769     3,569      418,783      422,483     2,846,761      215,704
   Change in unrealized gains
      (losses) on investments            (7,863)   14,686      581,713      410,996    (8,132,634)   5,060,821
                                     ----------  --------  -----------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  9,042    17,104      827,241      906,257    (5,261,145)   5,080,995
                                     ----------  --------  -----------  -----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,044,809    44,116    5,926,904    1,429,414     9,495,849    4,408,632
   Transfers from other funding
      options                         1,408,298   276,658    9,368,470   10,127,418    13,597,690   30,859,978
   Growth rate intra-fund
      transfers in                           --        --    1,410,521      190,477     2,175,955      913,944
   Contract charges                         (75)       (8)        (397)        (142)       (2,334)      (2,202)
   Contract surrenders                 (157,442)     (383)  (3,216,444)  (1,197,881)   (8,311,207)  (4,073,087)
   Transfers to other funding
      options                          (303,975)   (1,274)  (3,595,279)    (668,723)  (18,324,635)  (4,520,644)
   Growth rate intra-fund
      transfers out                          --        --   (1,410,521)    (190,477)   (2,175,955)    (913,944)
   Other receipts (payments)                 --        --           --         (888)       (5,076)      (3,403)
                                     ----------  --------  -----------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   1,991,615   319,109    8,483,254    9,689,198    (3,549,713)  26,669,274
                                     ----------  --------  -----------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets                2,000,657   336,213    9,310,495   10,595,455    (8,810,858)  31,750,269
NET ASSETS:
   Beginning of period                  336,213        --   10,595,455           --    31,750,269           --
                                     ----------  --------  -----------  -----------  ------------  -----------
   End of period                     $2,336,870  $336,213  $19,905,950  $10,595,455  $ 22,939,411  $31,750,269
                                     ==========  ========  ===========  ===========  ============  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                       MIST PIMCO
                                        INFLATION                                  MIST PIONEER           MIST PIONEER
                                      PROTECTED BOND     MIST PIONEER FUND        MID-CAP VALUE        STRATEGIC INCOME
                                        SUBACCOUNT           SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                        (CLASS A)            (CLASS A)               (CLASS A)             (CLASS A)
                                     ----------------  ----------------------  -------------------  ------------------------
                                      2007 (b)   2006     2007      2006 (c)    2007 (a)  2006 (c)      2007      2006 (c)
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (6,852) $ --  $   (6,074) $   (9,238) $     287  $   (265) $   (74,949) $   606,800
   Net realized gains (losses)            4,124    --      54,882      (1,328)    26,648     2,368       72,138       25,262
   Change in unrealized gains
      (losses) on investments            80,873    --      17,001     104,356     (9,918)    9,918      919,886      (64,541)
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                 78,145    --      65,809      93,790     17,017    12,021      917,075      567,521
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            1,524,878    --     591,730     206,853     20,058    32,715    4,932,999    2,270,705
   Transfers from other funding
      options                         1,022,342    --     504,436   1,802,361     10,352   111,768    4,341,178   15,855,888
   Growth rate intra-fund
      transfers in                           --    --     154,386      32,142         --        --      907,125      100,335
   Contract charges                         (49)   --         (50)        (47)        --       (14)      (1,832)      (2,345)
   Contract surrenders                 (227,279)   --    (473,690)   (185,913)      (772)   (8,958)  (5,367,446)  (1,896,082)
   Transfers to other funding
      options                           (84,670)   --    (409,059)   (132,979)  (191,492)   (2,695)  (1,650,429)  (1,156,379)
   Growth rate intra-fund
      transfers out                          --    --    (154,386)    (32,142)        --        --     (907,125)    (100,335)
   Other receipts (payments)                 --    --          --          --         --        --      (23,775)     (61,324)
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   2,235,222    --     213,367   1,690,275   (161,854)  132,816    2,230,695   15,010,463
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
      Net increase (decrease)
         in net assets                2,313,367    --     279,176   1,784,065   (144,837)  144,837    3,147,770   15,577,984
NET ASSETS:
   Beginning of period                       --    --   1,784,065          --    144,837        --   15,577,984           --
                                     ----------  ----  ----------  ----------  ---------  --------  -----------  -----------
   End of period                     $2,313,367  $ --  $2,063,241  $1,784,065  $      --  $144,837  $18,725,754  $15,577,984
                                     ==========  ====  ==========  ==========  =========  ========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                         MIST THIRD AVENUE          METLIFE INVESTMENT         METLIFE INVESTMENT
                                          SMALL CAP VALUE            DIVERSIFIED BOND         INTERNATIONAL STOCK
                                             SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                             (CLASS B)                  (CLASS I)                  (CLASS I)
                                     -------------------------  -------------------------  -------------------------
                                         2007        2006 (c)      2007 (d)       2006       2007 (d)        2006
                                     ------------  -----------  ------------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (387,871) $   (15,996) $    686,423  $   551,155  $    231,981  $    91,056
   Net realized gains (losses)            488,369        9,290      (121,469)     (12,318)    5,248,257      722,318
   Change in unrealized gains
      (losses) on investments          (5,640,945)     238,308        (3,244)      47,407    (4,274,686)   2,092,000
                                     ------------  -----------  ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations               (5,540,447)     231,602       561,710      586,244     1,205,552    2,905,374
                                     ------------  -----------  ------------  -----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              9,675,707      296,087     3,554,274    5,444,542     3,949,974    4,002,617
   Transfers from other funding
      options                          66,995,718   10,641,947       508,905    1,671,621     2,476,546    4,297,369
   Growth rate intra-fund
      transfers in                      2,036,789           --     1,994,081    1,761,513     2,185,618    1,491,948
   Contract charges                        (5,566)        (494)           --           --            (2)          --
   Contract surrenders                (13,416,127)    (296,263)   (4,308,977)  (5,423,100)   (4,540,031)  (3,576,853)
   Transfers to other funding
      options                         (12,661,189)    (308,558)  (18,733,399)  (2,640,503)  (18,653,128)  (2,367,010)
   Growth rate intra-fund
      transfers out                    (2,036,789)          --    (1,994,081)  (1,761,513)   (2,185,618)  (1,491,948)
   Other receipts (payments)             (104,953)          --            --           --            --           --
                                     ------------  -----------  ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    50,483,590   10,332,719   (18,979,197)    (947,440)  (16,766,641)   2,356,123
                                     ------------  -----------  ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets                 44,943,143   10,564,321   (18,417,487)    (361,196)  (15,561,089)   5,261,497
NET ASSETS:
   Beginning of period                 10,564,321           --    18,417,487   18,778,683    15,561,089   10,299,592
                                     ------------  -----------  ------------  -----------  ------------  -----------
   End of period                     $ 55,507,464  $10,564,321  $         --  $18,417,487  $         --  $15,561,089
                                     ============  ===========  ============  ===========  ============  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                      METLIFE INVESTMENT LARGE   METLIFE INVESTMENT SMALL
                                           COMPANY STOCK              COMPANY STOCK
                                             SUBACCOUNT                 SUBACCOUNT
                                             (CLASS I)                  (CLASS I)
                                     -------------------------  -------------------------
                                       2007 (d)        2006       2007 (d)        2006
                                     ------------  -----------  ------------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     19,724  $   (26,563) $   (128,964) $  (180,983)
   Net realized gains (losses)          3,214,628      370,728     2,242,565    2,523,990
   Change in unrealized gains
      (losses) on investments          (2,638,215)     982,831    (2,049,318)    (463,160)
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                  596,137    1,326,996        64,283    1,879,847
                                     ------------  -----------  ------------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              2,517,654    3,440,944     3,027,954    4,188,560
   Transfers from other funding
      options                             569,607      454,625       524,305    1,462,995
   Growth rate intra-fund
      transfers in                      1,363,817    1,051,685     2,395,055    1,780,929
   Contract charges                            --           --            (2)          --
   Contract surrenders                 (2,939,099)  (3,139,387)   (3,460,552)  (4,849,857)
   Transfers to other funding
      options                         (13,515,809)    (707,480)  (16,410,181)  (2,241,999)
   Growth rate intra-fund
      transfers out                    (1,363,817)  (1,051,686)   (2,395,055)  (1,780,929)
   Other receipts (payments)                   --           --            --           --
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (13,367,647)      48,701   (16,318,476)  (1,440,301)
                                     ------------  -----------  ------------  -----------
      Net increase (decrease)
         in net assets                (12,771,510)   1,375,697   (16,254,193)     439,546
NET ASSETS:
   Beginning of period                 12,771,510   11,395,813    16,254,193   15,814,647
                                     ------------  -----------  ------------  -----------
   End of period                     $         --  $12,771,510  $         --  $16,254,193
                                     ============  ===========  ============  ===========

                                           MSF BLACKROCK              MSF BLACKROCK
                                         AGGRESSIVE GROWTH             BOND INCOME
                                             SUBACCOUNT                 SUBACCOUNT
                                             (CLASS D)                  (CLASS A)
                                     -------------------------  ------------------------
                                         2007        2006 (c)       2007       2006 (c)
                                     ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (509,432) $  (365,154) $   569,904  $  (215,353)
   Net realized gains (losses)            855,332     (566,693)     337,306      137,561
   Change in unrealized gains
      (losses) on investments           7,234,657     (538,433)     278,753    1,248,957
                                     ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from operations                7,580,557   (1,470,280)   1,185,963    1,171,165
                                     ------------  -----------  -----------  -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              6,322,082    4,641,457    4,438,025    2,980,935
   Transfers from other funding
      options                           2,823,016   53,354,267    1,707,676   31,209,581
   Growth rate intra-fund
      transfers in                      2,867,930      793,746      897,433      398,503
   Contract charges                        (3,111)      (3,540)      (1,843)      (3,211)
   Contract surrenders                (13,702,028)  (9,785,359)  (9,104,169)  (5,756,234)
   Transfers to other funding
      options                          (2,977,482)  (3,053,459)  (2,552,858)  (2,518,600)
   Growth rate intra-fund
      transfers out                    (2,867,930)    (793,746)    (897,433)    (398,503)
   Other receipts (payments)              (27,764)       2,929      (42,359)     (22,569)
                                     ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (7,565,287)  45,156,295   (5,555,528)  25,889,902
                                     ------------  -----------  -----------  -----------
      Net increase (decrease)
         in net assets                     15,270   43,686,015   (4,369,565)  27,061,067
NET ASSETS:
   Beginning of period                 43,686,015           --   27,061,067           --
                                     ------------  -----------  -----------  -----------
   End of period                     $ 43,701,285  $43,686,015  $22,691,502  $27,061,067
                                     ============  ===========  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

                                                                                                   MSF LEHMAN BROTHERS
                                            MSF FI LARGE CAP            MSF FI VALUE LEADERS      AGGREGATE BOND INDEX
                                               SUBACCOUNT                   SUBACCOUNT                 SUBACCOUNT
                                               (CLASS A)                     (CLASS D)                 (CLASS A)
                                     ----------------------------  -----------------------------  --------------------
                                          2007         2006 (c)         2007         2006 (c)       2007 (e)     2006
                                     -------------  -------------  -------------  --------------  -----------  -------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)       $   (785,932)  $   (711,525)  $   (114,832)   $  (386,133)  $   (27,539)   $--
   Net realized gains (losses)           5,858,706       (664,442)     4,848,853       (158,035)       21,745     --
   Change in unrealized gains
      (losses) on investments           (2,579,475)     2,167,577     (2,848,565)     1,852,818       219,120     --
                                      ------------   ------------   ------------    -----------   -----------    ---
      Net increase (decrease)
         in net assets resulting
         from operations                 2,493,299        791,610      1,885,456      1,308,650       213,326     --
                                      ------------   ------------   ------------    -----------   -----------    ---
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              10,153,550      8,111,491      7,351,269      5,420,865       454,179     --
   Transfers from other funding
      options                            1,999,594    102,377,651      2,720,655     57,269,380    16,750,254     --
   Growth rate intra-fund
      transfers in                       4,370,983      1,544,425      1,968,785        562,011            --     --
   Contract charges                         (3,648)        (4,534)        (3,994)        (5,456)           --     --
   Contract surrenders                 (26,631,884)   (19,405,502)   (17,372,445)    (9,523,891)   (1,955,627)    --
   Transfers to other funding
      options                           (6,374,173)    (4,365,710)    (4,152,325)    (3,639,099)     (343,359)    --
   Growth rate intra-fund
      transfers out                     (4,370,983)    (1,544,425)    (1,968,785)      (562,011)           --     --
   Other receipts (payments)               (65,024)       (70,736)       (41,047)      (106,326)           --     --
                                      ------------   ------------   ------------    -----------   -----------    ---
      Net increase (decrease)
         in net assets resulting
         from contract transactions    (20,921,585)    86,642,660    (11,497,887)    49,415,473    14,905,447     --
                                      ------------   ------------   ------------    -----------   -----------    ---
      Net increase (decrease)
         in net assets                 (18,428,286)    87,434,270     (9,612,431)    50,724,123    15,118,773     --
NET ASSETS:
   Beginning of period                  87,434,270             --     50,724,123             --            --     --
                                      ------------   ------------   ------------    -----------   -----------    ---
   End of period                      $ 69,005,984   $ 87,434,270   $ 41,111,692    $50,724,123   $15,118,773    $--
                                      ============   ============   ============    ===========   ===========    ===

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                             MSF METLIFE                MSF METLIFE
                                       AGGRESSIVE ALLOCATION     CONSERVATIVE ALLOCATION
                                             SUBACCOUNT                 SUBACCOUNT
                                             (CLASS B)                  (CLASS B)
                                     ------------------------  ---------------------------
                                         2007       2006 (c)        2007         2006 (c)
                                     -----------  -----------  ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (108,117)  $  (13,331) $   (42,059)    $   (6,088)
   Net realized gains (losses)            61,244        1,268       50,029          3,234
   Change in unrealized gains
      (losses) on investments            (38,829)     222,619      169,474         45,588
                                     -----------   ----------  -----------     ----------
      Net increase (decrease)
         in net assets resulting
         from operations                 (85,702)     210,556      177,444         42,734
                                     -----------   ----------  -----------     ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             7,018,527    1,046,289    1,404,477        446,483
   Transfers from other funding
      options                          6,082,460    2,875,357    4,168,786      1,088,095
   Growth rate intra-fund
      transfers in                       449,846          413       35,083            114
   Contract charges                       (1,039)        (342)        (250)           (60)
   Contract surrenders                (1,632,735)     (75,813)    (388,653)       (90,294)
   Transfers to other funding
      options                         (1,535,312)     (61,321)  (1,626,915)       (73,085)
   Growth rate intra-fund
      transfers out                     (449,846)        (413)     (35,083)          (114)
   Other receipts (payments)                 (87)          --           --             --
                                     -----------   ----------  -----------     ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    9,931,814    3,784,170    3,557,445      1,371,139
                                     -----------   ----------  -----------     ----------
      Net increase (decrease)
         in net assets                 9,846,112    3,994,726    3,734,889      1,413,873
NET ASSETS:
   Beginning of period                 3,994,726           --    1,413,873             --
                                     -----------   ----------  -----------     ----------
   End of period                     $13,840,838   $3,994,726  $ 5,148,762     $1,413,873
                                     ===========   ==========  ===========     ==========

                                     MSF METLIFE CONSERVATIVE TO          MSF METLIFE
                                         MODERATE ALLOCATION          MODERATE ALLOCATION
                                              SUBACCOUNT                  SUBACCOUNT
                                              (CLASS B)                    (CLASS B)
                                     ---------------------------  --------------------------
                                          2007         2006 (c)      2007         2006 (c)
                                     -------------  ------------  -----------  -------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $     (69,511)  $  (10,596)  $  (248,676)  $   (49,491)
   Net realized gains (losses)              78,366        3,304       153,148        36,539
   Change in unrealized gains
      (losses) on investments              190,893      103,258       410,311       533,289
                                     -------------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from operations                   199,748       95,966       314,783       520,337
                                     -------------   ----------   -----------   -----------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               4,639,597      325,384    20,480,337     1,795,804
   Transfers from other funding
      options                            3,261,430    3,485,593    10,438,315    10,866,305
   Growth rate intra-fund
      transfers in                          62,728           --       553,970            --
   Contract charges                           (692)        (350)       (1,568)       (1,245)
   Contract surrenders                    (684,528)     (83,254)   (3,538,822)     (473,924)
   Transfers to other funding
      options                           (2,108,430)    (219,000)   (1,988,608)     (821,490)
   Growth rate intra-fund
      transfers out                        (62,728)          --      (553,970)           --
   Other receipts (payments)                    --           --        (6,669)           --
                                     -------------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions      5,107,377    3,508,373    25,382,985    11,365,450
                                     -------------   ----------   -----------   -----------
      Net increase (decrease)
         in net assets                   5,307,125    3,604,339    25,697,768    11,885,787
NET ASSETS:
   Beginning of period                   3,604,339           --    11,885,787            --
                                     -------------   ----------   -----------   -----------
   End of period                     $   8,911,464   $3,604,339   $37,583,555   $11,885,787
                                     =============   ==========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.


                                     MSF METLIFE MODERATE TO      MSF METLIFE
                                      AGGRESSIVE ALLOCATION       STOCK INDEX        MSF MFS TOTAL RETURN
                                           SUBACCOUNT             SUBACCOUNT              SUBACCOUNT
                                            (CLASS B)              (CLASS A)               (CLASS F)
                                     ------------------------  -----------------  --------------------------
                                         2007       2006 (c)     2007 (b)   2006      2007        2006 (c)
                                     -----------  -----------  -----------  ----  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $  (295,231) $   (57,820) $   (20,955) $ --  $  1,283,967  $ (1,178,961)
   Net realized gains (losses)           279,576       (1,339)      22,046    --     7,207,765       661,155
   Change in unrealized gains
      (losses) on investments            314,638      749,155      147,012    --    (3,750,287)   11,239,867
                                     -----------  -----------  -----------  ----  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                 298,983      689,996      148,103    --     4,741,445    10,722,061
                                     -----------  -----------  -----------  ----  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners            18,298,497    2,424,796      323,168    --    22,681,466    19,437,502
   Transfers from other funding
      options                         14,184,494   12,364,570   12,563,658    --    11,037,236   160,259,088
   Growth rate intra-fund
      transfers in                       516,954       38,498           --    --     7,463,619     5,495,967
   Contract charges                       (2,192)      (1,434)          --    --       (10,514)      (11,750)
   Contract surrenders                (5,404,339)    (751,455)  (1,176,863)   --   (43,683,346)  (32,502,313)
   Transfers to other funding
      options                         (3,458,347)    (316,478)    (169,973)   --   (10,771,937)   (6,113,854)
   Growth rate intra-fund
      transfers out                     (516,954)     (38,498)          --    --    (7,463,619)   (5,495,967)
   Other receipts (payments)             (66,835)          --           --    --       (87,019)     (140,815)
                                     -----------  -----------  -----------  ----  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   23,551,278   13,719,999   11,539,990    --   (20,834,114)  140,927,858
                                     -----------  -----------  -----------  ----  ------------  ------------
      Net increase (decrease)
         in net assets                23,850,261   14,409,995   11,688,093    --   (16,092,669)  151,649,919
NET ASSETS:
   Beginning of period                14,409,995           --           --    --   151,649,919            --
                                     -----------  -----------  -----------  ----  ------------  ------------
   End of period                     $38,260,256  $14,409,995  $11,688,093  $ --  $135,557,250  $151,649,919
                                     ===========  ===========  ===========  ====  ============  ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.

                                                                                                        MSF WESTERN ASSET
                                     MSF MORGAN STANLEY  MSF RUSSELL 2000      MSF T. ROWE PRICE            MANAGEMENT
                                         EAFE INDEX           INDEX            LARGE CAP GROWTH          HIGH YIELD BOND
                                         SUBACCOUNT         SUBACCOUNT             SUBACCOUNT               SUBACCOUNT
                                          (CLASS A)         (CLASS A)              (CLASS B)                (CLASS A)
                                     -----------  ----  -----------------  ------------------------  ----------------------
                                       2007 (e)   2006    2007 (e)   2006     2007        2006 (c)     2007 (a)    2006 (c)
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   (25,722) $ --  $   (25,590) $ --  $  (142,905) $  (103,851) $   101,802  $  (4,163)
   Net realized gains (losses)            (1,894)   --        4,134    --      528,639      (16,477)      (9,577)     1,959
   Change in unrealized gains
      (losses) on investments           (184,430)   --      (78,099)   --      670,450    1,045,651      (54,687)    54,687
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
      Net increase (decrease)
         in net assets resulting
         from operations                (212,046)  --       (99,555)   --    1,056,184      925,323       37,538     52,483
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners               541,665    --      419,711    --    4,046,766    2,091,913      105,076    175,691
   Transfers from other funding
      options                         15,877,881    --   15,101,663    --    3,179,915   14,790,795      170,772    865,085
   Growth rate intra-fund
      transfers in                            --    --           --    --      975,355      358,138           --         --
   Contract charges                           --    --           --    --       (1,080)      (1,127)          --        (23)
   Contract surrenders                (1,238,334)   --   (1,087,150)   --   (4,249,366)  (2,677,849)     (93,841)   (48,562)
   Transfers to other funding
      options                           (521,250)   --     (228,124)   --   (2,436,426)  (1,277,999)  (1,103,884)  (160,335)
   Growth rate intra-fund
      transfers out                           --    --           --    --     (975,354)    (358,138)          --         --
   Other receipts (payments)                  --    --           --    --       (3,809)     (18,772)          --         --
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   14,659,962    --   14,206,100    --      536,001   12,906,961     (921,877)   831,856
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
      Net increase (decrease)
         in net assets                14,447,916    --   14,106,545    --    1,592,185   13,832,284     (884,339)   884,339
NET ASSETS:
   Beginning of period                        --    --           --    --   13,832,284           --      884,339         --
                                     -----------  ----  -----------  ----  -----------  -----------  -----------  ---------
   End of period                     $14,447,916  $ --  $14,106,545  $ --  $15,424,469  $13,832,284  $        --  $ 884,339
                                     ===========  ====  ===========  ====  ===========  ===========  ===========  =========

   The accompanying notes are an integral part of these financial statements.

                                            MSF WESTERN             PIMCO VIT
                                         ASSET MANAGEMENT           REAL RETURN
                                          U.S. GOVERNMENT           SUBACCOUNT        PIMCO VIT TOTAL RETURN
                                            SUBACCOUNT           (ADMINISTRATIVE            SUBACCOUNT
                                             (CLASS A)                CLASS)          (ADMINISTRATIVE CLASS)
                                     ------------------------  -------------------  --------------------------
                                         2007       2006 (c)    2007 (a)    2006        2007          2006
                                     -----------  -----------  ---------  --------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)      $   573,321  $  (239,824) $   8,303  $ 13,473  $  1,925,804  $  1,726,061
   Net realized gains (losses)           293,047      122,449    (18,668)   16,230      (109,006)       99,679
   Change in unrealized gains
      (losses) on investments            209,132    1,425,764     25,702   (25,150)    1,967,059      (428,357)
                                     -----------  -----------  ---------  --------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations               1,075,500    1,308,389     15,337     4,553     3,783,857     1,397,383
                                     -----------  -----------  ---------  --------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners             7,017,434    4,285,002     53,343    80,760    11,145,433    11,264,637
   Transfers from other funding
      options                          4,237,663   38,867,998    100,667   584,912     6,677,717     6,353,742
   Growth rate intra-fund
      transfers in                     1,055,977      388,130         --        --     3,246,385     2,575,183
   Contract charges                       (3,716)      (4,919)        (1)      (36)       (2,172)       (3,627)
   Contract surrenders                (9,704,767)  (7,784,045)   (92,412)  (22,535)  (15,527,975)  (13,558,088)
   Transfers to other funding
      options                         (4,164,550)  (2,706,791)  (760,282)  (28,991)   (4,613,440)   (6,113,952)
   Growth rate intra-fund
      transfers out                   (1,055,977)    (388,130)        --        --    (3,246,385)   (2,575,183)
   Other receipts (payments)             (18,743)     (21,216)        --        --       (25,393)       (5,360)
                                     -----------  -----------  ---------  --------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (2,636,679)  32,636,029   (698,685)  614,110    (2,345,830)   (2,062,648)
                                     -----------  -----------  ---------  --------  ------------  ------------
      Net increase (decrease)
         in net assets                (1,561,179)  33,944,418   (683,348)  618,663     1,438,027      (665,265)
NET ASSETS:
   Beginning of period                33,944,418           --    683,348    64,685    50,628,547    51,293,812
                                     -----------  -----------  ---------  --------  ------------  ------------
   End of period                     $32,383,239  $33,944,418  $      --  $683,348  $ 52,066,574  $ 50,628,547
                                     ===========  ===========  =========  ========  ============  ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period May 1, 2006 to December 31, 2006.

(d)  For the period January 1, 2007 to November 9, 2007.

(e)  For the period November 12, 2007 to December 31, 2007.

   The accompanying notes are an integral part of these financial statements.


                                      PUTNAM VT SMALL CAP VALUE     TEMPLETON GROWTH FUND
                                             SUBACCOUNT                  SUBACCOUNT
                                             (CLASS IB)                   (CLASS A)
                                     --------------------------  --------------------------
                                       2007 (a)        2006          2007          2006
                                     ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss)         $    110,133  $   (411,643) $    253,015  $  1,219,855
   Net realized gains (losses)         14,409,175     6,678,956    18,679,006    15,918,370
   Change in unrealized gains
      (losses) on investments         (10,715,091)    1,306,787   (16,404,182)   13,190,180
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from operations                3,804,217     7,574,100     2,527,839    30,328,405
                                     ------------  ------------  ------------  ------------
CONTRACT TRANSACTIONS:
   Purchase payments received
      from contract owners              4,049,710    11,024,198    23,392,845    26,762,067
   Transfers from other funding
      options                           3,555,448    12,077,144    12,547,488    13,077,626
   Growth rate intra-fund
      transfers in                        936,243     1,396,564     6,920,762     7,147,849
   Contract charges                           (76)       (5,734)      (11,535)      (13,215)
      Contract surrenders              (3,951,424)  (12,192,868)  (49,282,324)  (42,884,973)
   Transfers to other funding
      options                         (61,593,298)  (11,300,862)  (18,299,846)  (12,689,339)
   Growth rate intra-fund
      transfers out                      (936,243)   (1,396,564)   (6,920,762)   (7,147,849)
   Other receipts (payments)                 (962)       (7,225)     (151,130)      (74,965)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets resulting
         from contract transactions   (57,940,602)     (405,347)  (31,804,502)  (15,822,799)
                                     ------------  ------------  ------------  ------------
      Net increase (decrease)
         in net assets                (54,136,385)    7,168,753   (29,276,663)   14,505,606
NET ASSETS:
   Beginning of period                 54,136,385    46,967,632   169,641,214   155,135,608
                                     ------------  ------------  ------------  ------------
   End of period                     $         --  $ 54,136,385  $140,364,551  $169,641,214
                                     ============  ============  ============  ============

                                                                   VAN KAMPEN LIT
                                      VAN KAMPEN LIT COMSTOCK     STRATEGIC GROWTH
                                             SUBACCOUNT              SUBACCOUNT
                                             (CLASS II)              (CLASS II)
                                     ------------------------  ----------------------
                                         2007        2006         2007        2006
                                     -----------  -----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment income (loss)         $    48,643  $     3,111  $  (49,865) $  (46,325)
   Net realized gains (losses)           485,868      731,224     151,526      92,980
   Change in unrealized gains
      (losses) on investments         (1,007,198)     776,904     511,872       3,045
                                     -----------  -----------  ----------  ----------
   Net increase (decrease)
      in net assets resulting
      from operations                   (472,687)   1,511,239     613,533      49,700
                                     -----------  -----------  ----------  ----------
CONTRACT TRANSACTIONS:
   Purchase payments received
   from contract owners                3,273,182    2,699,097     904,293     911,897
   Transfers from other funding
      options                          2,132,380    3,214,163   1,017,429     449,584
   Growth rate intra-fund
      transfers in                       728,323      561,975     350,143     225,688
   Contract charges                         (454)      (1,655)       (556)       (639)
   Contract surrenders                (2,604,859)  (1,797,485)   (981,578)   (721,146)
   Transfers to other funding
      options                         (1,682,746)  (2,625,268)   (536,538)   (588,716)
   Growth rate intra-fund
      transfers out                     (728,323)    (561,975)   (350,143)   (225,688)
   Other receipts (payments)             (11,618)          --      (2,130)         --
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets resulting
         from contract transactions    1,105,885    1,488,852     400,920      50,980
                                     -----------  -----------  ----------  ----------
      Net increase (decrease)
         in net assets                   633,198    3,000,091   1,014,453     100,680
NET ASSETS:
   Beginning of period                11,988,613    8,988,522   4,030,521   3,929,841
                                     -----------  -----------  ----------  ----------
   End of period                     $12,621,811  $11,988,613  $5,044,974  $4,030,521
                                     ===========  ===========  ==========  ==========

   The accompanying notes are an integral part of these financial statements.

            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES
                   OF METLIFE INSURANCE COMPANY OF CONNECTICUT
                        NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife of CT Separate Account QPN for Variable Annuities (the "Separate Account"), a separate account of MetLife Insurance Company of Connecticut (the "Company"), was established by the Company's Board of Directors on December 26, 1995 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts").The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account satisfies certain exclusionary provisions and, as such, is not subject to regulation under the Investment Company Act of 1940, as amended. The Separate Account exists in accordance with the regulations of the Connecticut Department of Insurance.

The Separate Account is divided into Subaccounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts") which are presented below:

American Funds Insurance Series ("American Funds")
Dreyfus Variable Investment Fund ("Dreyfus VIF")
Fidelity Variable Insurance Products Fund ("Fidelity VIP")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Janus Aspen Series ("Janus")
Legg Mason Partners Equity Trust ("LMPET")
Legg Mason Partners Variable Equity Trust ("LMPVET")
Legg Mason Partners Income Trust ("LMPIT")
Legg Mason Partners Variable Income Trust ("LMPVIT")
Met Investors Series Trust ("MIST")
Metropolitan Series Fund, Inc ("MSF")
PIMCO Variable Insurance Trust ("PIMCO VIT")
Templeton Growth Fund, Inc ("Templeton")
Van Kampen Life Investment Trust ("Van Kampen LIT")

The assets of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments applied to the Separate Account are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2007 (the share class indicated in parentheses is that of the portfolio, series, or fund in which the Subaccount invests):

American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
Fidelity VIP Contrafund Subaccount (Service Class 2)
Fidelity VIP Mid Cap Subaccount (Service Class 2)
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Mid Cap Growth Subaccount (Service Shares)
LMPVET S&P 500 Index Subaccount (Class A)
LMPVET Aggressive Growth Subaccount (Class I)

LMPVET Appreciation Subaccount (Class I)
LMPVET Equity Index Subaccount (Class II)
LMPVET Fundamental Value Subaccount (Class I)
LMPVET Investors Subaccount (Class I)
LMPVET Large Cap Growth Subaccount (Class I)
LMPVET Small Cap Growth Subaccount (Class I)
LMPVET Small Cap Value Subaccount (Class A)
LMPVET Social Awareness Stock Subaccount
LMPVET Capital and Income Subaccount (Class I)
LMPVIT Adjustable Rate Income Subaccount
LMPVIT Diversified Strategic Income Subaccount
LMPVIT Global High Yield Bond Subaccount (Class I)
LMPIT Investment Grade Subaccount (Class A)
LMPVIT Money Market Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class E)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Forty Subaccount (Class A)
MIST Lazard Mid-Cap Subaccount (Class B)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST PIMCO Inflation Protected Bond Subaccount (Class A)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF FI Large Cap Subaccount (Class A)
MSF FI Value Leaders Subaccount (Class D)
MSF Lehman Brothers Aggregate Bond Index Subaccount (Class A)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MetLife Stock Index Subaccount (Class A)
MSF MFS Total Return Subaccount (Class F)
MSF Morgan Stanley EAFE Index Subaccount (Class A)
MSF Russell 2000 Index Subaccount (Class A)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management U.S. Government Subaccount (Class A)

PIMCO VIT Total Return Subaccount (Administrative Class)
Templeton Growth Fund Subaccount (Class A)
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Strategic Growth Subaccount (Class II)

The following Subaccounts ceased operations during the year ended December 31, 2007:

LMPIS Premier Selections All Cap Growth Subaccount
LMPVPI All Cap Subaccount
LMPVPV Small Cap Growth Opportunities Subaccount
LMPIS Growth and Income Subaccount
LMPVPI Total Return Subaccount
Lord Abbett Growth and Income Subaccount
Lord Abbett Mid-Cap Value Subaccount
MIST Pioneer Mid-Cap Value Subaccount
MetLife Investment Diversified Bond Subaccount
MetLife Investment International Stock Subaccount
MetLife Investment Large Company Stock Subaccount
MetLife Investment Small Company Stock Subaccount
MSF Western Asset Management High Yield Bond Subaccount
PIMCO VIT Real Return Subaccount
Putnam VT Small Cap Value Subaccount

The operations of the Subaccounts were affected by the following changes that occurred during the year ended December 31, 2007:

NAME CHANGES:


OLD NAME                                              NEW NAME
--------                                              --------
Legg Mason Partners Variable Social Awareness Stock   Legg Mason Partners Variable Social Awareness
    Portfolio                                            Portfolio
Janus Capital Appreciation Portfolio                  Janus Forty Portfolio

MERGERS:


OLD NAME                                              NEW NAME
--------                                              --------
Legg Mason Partners Investment Growth and Income      Legg Mason Partners Variable Appreciation Portfolio
   Portfolio
Legg Mason Partners Investment Premier Selections     Legg Mason Partners Variable Aggressive Growth
   All Cap Growth Portfolio                              Portfolio
Legg Mason Partners Variable All Cap Portfolio        Legg Mason Partners Variable Fundamental Value
                                                         Portfolio
Legg Mason Partners Variable Small Cap Growth         Legg Mason Partners Variable Small Cap Growth
   Opportunities Portfolio                               Portfolio
Legg Mason Partners Variable Total Return Portfolio   Legg Mason Partners Variable Capital and Income
                                                         Portfolio
Pioneer Mid-Cap Value Portfolio                       Lazard Mid-Cap Portfolio
Western Management High Yield Bond Portfolio          BlackRock High Yield Portfolio

1. ORGANIZATION -- (Concluded)

SUBSTITUTIONS:


OLD NAME                                              NEW NAME
--------                                              --------
Lord Abbett Series Growth and Income Portfolio        Lord Abbett Growth and Income Portfolio
Lord Abbett Series Mid Cap Value Portfolio            Lord Abbett Mid-Cap Value Portfolio
MetLife Investment Diversified Bond Portfolio         Lehman Brothers Aggregate Bond Index Portfolio
MetLife Investment Large Company Stock Portfolio      MetLife Stock Index Portfolio
MetLife Investment International Stock Portfolio      Morgan Stanley EAFE Index Portfolio
MetLife Investment Small Company Stock Portfolio      Russell 2000 Index Portfolio
PIMCO VIT Real Return Portfolio                       PIMCO Inflation Protected Bond Portfolio
Putnam VT Small Cap Value Fund                        Third Avenue Small Cap Value Portfolio

PORTFOLIO SHARE CLASS EXCHANGE:


OLD PORTFOLIO                                         NEW PORTFOLIO
-------------                                         -------------
BlackRock Large-Cap Core Portfolio (Class A)          BlackRock Large-Cap Core Portfolio (Class E)

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for variable annuity separate accounts.

VALUATION OF INVESTMENTS

Investments are reported at fair value and are based on the net asset value per share as determined by the underlying assets of the portfolio, series, or fund of the Trusts, which value their investment securities at fair value. Changes in fair value are recorded in the statement of operations.

SECURITY TRANSACTIONS

Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

FEDERAL INCOME TAXES

The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC").Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made currently to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS

Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS

Purchase payments received from contract holders by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus.

NET TRANSFERS

The contract owner has the opportunity to transfer funds between Subaccounts within the Separate Account or the fixed account, which is an investment option in the Company's general account.

OTHER RECEIPTS (PAYMENTS)

Included in "other receipts (payments)" in the statements of changes of net assets are primarily contract benefits which have been re-deposited with the Company and distributions for payouts.

USE OF ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No.48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO.109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 had no impact on the financial statements of the Separate Account.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157, FAIR VALUE MEASUREMENTS ("SFAS 157").SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require additional fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007.The guidance in SFAS 157 will be applied prospectively with certain exceptions. The Company believes the adoption of SFAS 157 will have no material impact on the financial statements of the Separate Account.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charge is an asset-based charge and assessed through a daily reduction in unit values which is recorded as an expense in the accompanying statement of operations:

     MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

     The table below represents the range of effective annual rates for the respective charge for the year ended December 31, 2007:

     Mortality and Expense Risk                                    0.80% - 1.50%

     The above referenced charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract administrative charge of $15 is assessed on a semi-annual basis. In addition, most Contracts impose a surrender charge which ranges from 0% to 5.5% if the contract is partially or fully surrendered within the specified surrender charge period. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets.

Certain investments in the various portfolios, series or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

4. STATEMENT OF INVESTMENTS

                                                                     AS OF                FOR THE YEAR ENDED
                                                               DECEMBER 31, 2007          DECEMBER 31, 2007
                                                            ----------------------  -----------------------------
                                                                          MARKET       COST OF        PROCEEDS
                                                              SHARES    VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ---------  -----------  -------------  --------------
American Funds Global Growth Subaccount
   (Class 2) (Cost $36,206,911)                             1,671,219   41,780,483    20,233,446      2,698,387
American Funds Growth Subaccount
   (Class 2) (Cost $71,482,512)                             1,196,491   79,829,892    30,313,713      6,729,697
American Funds Growth-Income Subaccount
   (Class 2) (Cost $41,568,508)                             1,053,419   44,517,493    15,389,401      5,148,181
Dreyfus VIF Appreciation Subaccount
   (Initial Shares) (Cost $27,014,849)                        761,551   34,163,189     1,895,684     10,745,504
Dreyfus VIF Developing Leaders Subaccount
   (Initial Shares) (Cost $58,997,229)                      1,545,657   49,986,536    10,955,158     19,956,606
Fidelity VIP Contrafund Subaccount
   (Service Class 2) (Cost $69,900,519)                     2,473,696   67,927,680    29,794,163      6,520,524
Fidelity VIP Mid Cap Subaccount
   (Service Class 2) (Cost $78,088,367)                     2,702,024   96,273,116    22,636,352     15,083,508
FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount
   (Class 2) (Cost $9,008,665)                                467,424   10,708,694     3,495,327      1,915,391
FTVIPT Templeton Developing Markets Securities Subaccount
   (Class 2) (Cost $43,104,686)                             3,534,251   56,548,020    23,231,995      9,191,691
FTVIPT Templeton Foreign Securities Subaccount
   (Class 2) (Cost $24,657,389)                             1,517,378   30,726,903    10,388,418      5,274,251
Janus Aspen Global Life Sciences Subaccount
   (Service Shares) (Cost $3,439,432)                         422,574    4,834,247       826,664      1,443,058
Janus Aspen Global Technology Subaccount
   (Service Shares) (Cost $3,287,979)                         816,613    4,230,057       900,258      1,495,493
Janus Aspen Mid Cap Growth Subaccount
   (Service Shares) (Cost $24,658,087)                        904,332   35,223,722     7,106,100      7,481,012
LMPVET S&P 500 Index Subaccount
   (Class A) (Cost $37,430,672)                             3,051,716   45,348,494     3,274,535     17,734,911
LMPIS Premier Selections All Cap Growth Subaccount
   (Cost $0) (a)                                                   --           --     1,737,675     18,818,043
LMPVET Aggressive Growth Subaccount
   (Class I) (Cost $99,990,588)                             7,836,995  127,821,384    20,803,538     41,940,026
LMPVET Appreciation Subaccount
   (Class I) (Cost $57,169,388)                             2,444,708   64,442,509    10,272,610     16,335,182
LMPVET Equity Index Subaccount
   (Class II) (Cost $46,998,541)                            1,625,974   54,616,450     8,358,360     18,958,601
LMPVET Fundamental Value Subaccount
   (Class I) (Cost $33,002,109) (b)                         1,380,178   29,936,063    41,437,082      8,276,672
LMPVET Investors Subaccount (Class I) (Cost $37,207,551)    2,824,260   46,656,768     4,244,666     16,916,086
LMPVET Large Cap Growth Subaccount
   (Class I) (Cost $23,835,435)                             1,710,010   28,386,167     2,207,227     10,214,478
LMPVET Small Cap Growth Subaccount
   (Class I) (Cost $11,437,544) (b)                           727,292   10,931,201    14,196,751      2,800,761
LMPVET Small Cap Value Subaccount
   (Class A) (Cost $12,468,121)                               593,579   11,438,266     4,003,567      4,701,218
LMPVET Social Awareness Stock Subaccount
   (Cost $11,609,839)                                         472,393   11,772,025     6,120,792      3,221,237
LMPVPI All Cap Subaccount (Class I) (Cost $0) (a)                  --           --     2,946,655     40,614,711
LMPVPV Small Cap Growth Opportunities Subaccount
   (Cost $0) (a)                                                   --           --     1,151,989     12,261,708
LMPIS Growth and Income Subaccount (Cost $0) (a)                   --           --       166,996      2,181,498
LMPVET Capital and Income Subaccount
   (Class I) (Cost $27,849,010) (b)                         1,931,345   23,967,989    34,213,751      6,369,289
LMPVIT Adjustable Rate Income Subaccount
   (Cost $2,035,312)                                          202,702    1,931,753     1,591,240      1,293,028

                                                                                            FOR THE YEAR ENDED
                                                             AS OF DECEMBER 31, 2007        DECEMBER 31, 2007
                                                            ------------------------  -----------------------------
                                                                            MARKET       COST OF        PROCEEDS
                                                               SHARES     VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            -----------  -----------  -------------  --------------
LMPVIT Diversified Strategic Income Subaccount
   (Cost $5,265,465)                                            571,810    4,929,006     1,329,316      2,248,610
LMPVIT Global High Yield Bond Subaccount
   (Class I) (Cost $21,419,176)                               2,263,729   20,486,750     4,380,851      6,307,648
LMPIT Investment Grade Subaccount
   (Class A) (Cost $33,092,758)                               2,667,920   31,320,684     6,480,417      9,557,801
LMPVIT Money Market Subaccount (Cost $214,061,847)          214,061,847  214,061,847    76,036,504     79,586,662
LMPVPI Total Return Subaccount (Class I) (Cost $0) (a)               --           --       877,295     31,676,470
Lord Abbett Growth and Income Subaccount
   (Class VC) (Cost $0) (a)                                          --           --     1,953,744     25,102,099
Lord Abbett Mid-Cap Value Subaccount
   (Class VC) (Cost $0) (a)                                          --           --     2,179,041     16,834,868
MIST Batterymarch Mid-Cap Stock Subaccount
   (Class A) (Cost $23,971,974)                               1,206,140   21,782,890     6,035,757      6,570,738
MIST BlackRock High Yield Subaccount
   (Class A) (Cost $10,939,909)                               1,300,529   10,716,362     5,932,754      3,678,284
MIST BlackRock Large-Cap Core Subaccount
   (Class E) (Cost $7,899,720) (b)                              720,242    7,973,076     9,456,257      1,567,042
MIST BlackRock Large-Cap Core Subaccount
   (Class A) (Cost $0) (a)                                           --           --     1,232,601      8,174,777
MIST Dreman Small-Cap Value Subaccount
   (Class A) (Cost $2,337,507)                                  168,530    2,286,952     2,346,005        667,196
MIST Harris Oakmark International Subaccount
   (Class A) (Cost $58,428,865)                               3,334,718   57,590,586    18,272,251     17,263,794
MIST Janus Forty Subaccount (Class A) (Cost $173,055,136)     2,344,307  196,476,374    37,816,127     47,154,638
MIST Lazard Mid-Cap Subaccount
   (Class B) (Cost $782,509) (b)                                 59,698      722,349       863,990         79,719
MIST Legg Mason Partners Managed Assets Subaccount
   (Class A) (Cost $1,042,342)                                   59,568    1,022,181       985,239         45,055
MIST Lord Abbett Bond Debenture Subaccount
   (Class A) (Cost $6,157,610)                                  499,911    6,313,874     5,334,767      2,381,229
MIST Lord Abbett Growth and Income Subaccount
   (Class B) (Cost $117,303,941)                              4,291,579  123,125,406    33,984,210     39,004,736
MIST Lord Abbett Mid-Cap Value Subaccount
   (Class B) (Cost $17,282,073) (b)                             812,059   15,818,900    20,754,439      3,353,329
MIST Met/AIM Capital Appreciation Subaccount
   (Class A) (Cost $58,471,703)                               4,810,422   58,109,896     1,937,075     16,909,338
MIST Met/AIM Small Cap Growth Subaccount
   (Class A) (Cost $2,330,239)                                  157,272    2,337,062     2,326,234        337,691
MIST MFS Value Subaccount (Class A) (Cost $18,915,001)        1,323,651   19,907,710    11,059,740      2,480,052
MIST Neuberger Berman Real Estate Subaccount
   (Class A) (Cost $26,013,329)                               1,629,369   22,941,516    13,107,441     13,579,934
MIST PIMCO Inflation Protected Bond Subaccount
   (Class A) (Cost $2,232,658) (b)                              211,089    2,313,531     2,478,038        249,504
MIST Pioneer Fund Subaccount (Class A) (Cost $1,942,074)        135,485    2,063,431       876,236        669,022
MIST Pioneer Mid-Cap Value Subaccount
   (Class A) (Cost $0) (a)                                           --           --        55,408        191,044
MIST Pioneer Strategic Income Subaccount
   (Class A) (Cost $17,884,022)                               1,870,196   18,739,367     5,977,901      3,809,504
MIST Third Avenue Small Cap Value Subaccount
   (Class B) (Cost $60,915,131)                               3,540,338   55,512,494    64,520,625     13,524,755
MetLife Investment Diversified Bond Subaccount
   (Class I) (Cost $0) (c)                                           --           --     2,480,571     20,775,977
MetLife Investment International Stock Subaccount
   (Class I) (Cost $0) (c)                                           --           --     4,707,911     19,789,365

                                                                     AS OF                FOR THE YEAR ENDED
                                                               DECEMBER 31, 2007          DECEMBER 31, 2007
                                                            ----------------------  -----------------------------
                                                                          MARKET       COST OF        PROCEEDS
                                                              SHARES    VALUE ($)   PURCHASES ($)  FROM SALES ($)
                                                            ---------  -----------  -------------  --------------
MetLife Investment Large Company Stock Subaccount
   (Class I) (Cost $0) (c)                                         --           --     1,537,243     14,860,270
MetLife Investment Small Company Stock Subaccount
   (Class I) (Cost $0) (c)                                         --           --     3,964,709     17,900,595
MSF BlackRock Aggressive Growth Subaccount
   (Class D) (Cost $37,009,272)                             1,524,965   43,705,495     2,541,210     10,627,155
MSF BlackRock Bond Income Subaccount
   (Class A) (Cost $21,165,966)                               203,148   22,693,675     3,453,373      8,453,538
MSF FI Large Cap Subaccount
   (Class A) (Cost $69,424,662)                             4,707,556   69,012,765     7,466,513     23,680,216
MSF FI Value Leaders Subaccount
   (Class D) (Cost $42,111,368)                               210,009   41,115,621     7,800,422     14,954,382
MSF Lehman Brothers Aggregate Bond Index Subaccount
   (Class A) (Cost $14,901,216) (d)                         1,378,335   15,120,336    16,838,847      1,959,375
MSF MetLife Aggressive Allocation Subaccount
   (Class B) (Cost $13,658,330)                             1,097,710   13,842,121    10,932,951      1,096,150
MSF MetLife Conservative Allocation Subaccount
   (Class B) (Cost $4,934,162)                                463,060    5,149,225     5,013,522      1,496,093
MSF MetLife Conservative to Moderate Allocation Subaccount
   (Class B) (Cost $8,618,126)                                772,964    8,912,276     7,065,999      2,023,756
MSF MetLife Moderate Allocation Subaccount
   (Class B) (Cost $36,643,397)                             3,142,725   37,586,997    27,586,830      2,438,695
MSF MetLife Moderate to Aggressive Allocation Subaccount
   (Class B) (Cost $37,199,938)                             3,090,770   38,263,730    27,526,868      4,258,284
MSF MetLife Stock Index Subaccount
   (Class A) (Cost $11,542,287) (b)                           315,927   11,689,299    12,626,883      1,106,642
MSF MFS Total Return Subaccount
   (Class F) (Cost $128,080,534)                              883,481  135,570,113    15,979,468     30,565,666
MSF Morgan Stanley EAFE Index Subaccount
   (Class A) (Cost $14,633,805) (d)                           840,569   14,449,376    15,882,605      1,246,905
MSF Russell 2000 Index Subaccount
   (Class A) (Cost $14,186,108) (d)                           994,923   14,108,009    15,149,848        967,874
MSF T.Rowe Price Large Cap Growth Subaccount
   (Class B) (Cost $13,709,856)                               940,607   15,425,957     4,324,759      3,811,720
MSF Western Asset Management High Yield Bond Subaccount
   (Class A) (Cost $0) (a)                                         --           --       354,267      1,171,355
MSF Western Asset Management U.S. Government Subaccount
   (Class A) (Cost $30,750,925)                             2,592,940   32,385,821     5,521,345      7,628,698
PIMCO VIT Real Return Subaccount
   (Administrative Class) (Cost $0) (a)                            --           --       103,574        795,231
PIMCO VIT Total Return Subaccount
   (Administrative Class) (Cost $51,068,630)                4,964,013   52,071,181    10,703,973     11,144,597
Putnam VT Small Cap Value Subaccount
   (Class IB) (Cost $0) (a)                                        --           --     9,739,661     61,433,433
Templeton Growth Fund Subaccount
   (Class A) (Cost $122,220,848)                            5,832,092  140,378,448    20,254,356     39,372,608
Van Kampen LIT Comstock Subaccount
   (Class II) (Cost $12,302,669)                              914,711   12,623,017     3,755,754      2,329,899
Van Kampen LIT Strategic Growth Subaccount
   (Class II) (Cost $4,027,596)                               151,560    5,045,445     1,215,754        865,024

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

5. FINANCIAL HIGHLIGHTS

The following is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2007:

                                                  AS OF DECEMBER 31, 2007             FOR THE YEAR ENDED DECEMBER 31, 2007
                                            ----------------------------------  -------------------------------------------------
                                                    UNIT VALUE (1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                             UNITS     LOWEST TO    NET ASSETS     INCOME         LOWEST TO         LOWEST TO
                                            (000s)    HIGHEST ($)    ($000s)      RATIO (%)      HIGHEST (%)       HIGHEST (%)
                                            ------  --------------  ----------  -------------  ----------------  ----------------
American Funds Global Growth          2007  24,757   1.337 - 1.749    41,777          2.97        0.15 - 1.50        0.53 - 14.69
   Subaccount (Class 2)               2006  14,934   1.471 - 1.525    22,184          0.85        0.15 - 1.50       18.63 - 20.27
                                      2005   8,379   1.240 - 1.268    10,449          0.73        0.15 - 1.50       12.26 - 13.93
                                      2004   1,392   1.103 - 1.113     1,540          0.13        0.15 - 1.50        5.60 - 14.94

American Funds Growth                 2007  52,688   1.494 - 1.569    79,823          0.87        0.15 - 1.50       10.67 - 12.15
   Subaccount (Class 2)               2006  39,656   1.350 - 1.399    54,036          0.93        0.15 - 1.50        8.61 - 10.07
                                      2005  23,436   1.243 - 1.271    29,305          0.89        0.15 - 1.50       14.46 - 15.97
                                      2004   6,536   1.086 - 1.096     7,115          0.31        0.15 - 1.50        5.59 - 12.51

American Funds Growth-Income          2007  33,231   1.319 - 1.386    44,513          1.65        0.15 - 1.50         3.45 - 4.92
   Subaccount (Class 2)               2006  26,766   1.275 - 1.321    34,495          1.78        0.15 - 1.50       13.54 - 14.97
                                      2005  18,676   1.123 - 1.149    21,098          1.62        0.15 - 1.50         4.27 - 5.70
                                      2004   4,698   1.077 - 1.087     5,075          1.79        0.15 - 1.50        3.92 - 10.76

Dreyfus VIF Appreciation              2007  26,152   1.267 - 1.514    34,160          1.63        0.35 - 1.50         5.50 - 6.77
   Subaccount (Initial Shares)        2006  33,136   1.201 - 1.418    40,899          1.62        0.35 - 1.50       14.82 - 16.13
                                      2005  41,733   1.046 - 1.221    44,737          0.02        0.35 - 1.50         2.75 - 4.00
                                      2004  49,254   1.018 - 1.174    51,156          1.65        0.35 - 1.50         3.56 - 4.63
                                      2003  53,975   0.983 - 1.122    53,997          1.44        0.35 - 1.50       19.30 - 24.81

Dreyfus VIF Developing Leaders        2007  39,537   1.222 - 1.367    49,982          0.79        0.15 - 1.50    (12.40) - (11.18)
   Subaccount (Initial Shares)        2006  52,021   1.256 - 1.539    74,711          0.42        0.15 - 1.50         2.27 - 3.64
                                      2005  64,384   1.214 - 1.485    90,127            --        0.15 - 1.50         4.20 - 5.62
                                      2004  71,724   1.150 - 1.406    95,918          0.20        0.15 - 1.50      (0.21) - 11.11
                                      2003  71,910   1.035 - 1.265    87,113          0.03        0.25 - 1.50       29.67 - 31.35

Fidelity VIP Contrafund Subaccount    2007  38,114   1.296 - 2.266    67,921          0.79        0.15 - 1.50        3.85 - 17.11
   (Service Class 2)                  2006  33,839   1.502 - 1.935    51,869          1.02        0.15 - 1.50        6.76 - 11.27
                                      2005  25,119   1.368 - 1.739    34,926          0.11        0.15 - 1.50       14.86 - 16.48
                                      2004  16,214   1.191 - 1.493    19,551          0.14        0.15 - 1.50        0.00 - 14.66
                                      2003   7,449   1.049 - 1.078     7,895          0.18        0.45 - 1.50       26.23 - 27.57

Fidelity VIP Mid Cap Subaccount       2007  42,089   1.256 - 2.621    96,264          0.49        0.25 - 1.50      (1.64) - 15.06
   (Service Class 2)                  2006  42,000   1.961 - 2.281    84,172          0.17        0.25 - 1.50       10.73 - 12.27
                                      2005  37,624   1.771 - 2.053    67,799            --        0.15 - 1.50       16.28 - 17.79
                                      2004  27,045   1.523 - 1.743    41,766            --        0.15 - 1.50        0.29 - 24.41
                                      2003  13,127   1.240 - 1.394    16,459          0.16        0.25 - 1.50       36.11 - 37.85

FTVIPT Franklin Small-Mid Cap Growth  2007   8,874   1.172 - 1.689    10,708            --        0.15 - 1.50        9.53 - 11.05
   Securities Subaccount (Class 2)    2006   8,105   1.070 - 1.521     8,876            --        0.15 - 1.50         7.11 - 8.57
                                      2005   8,309   0.999 - 1.401     8,459            --        0.15 - 1.50         3.20 - 8.60
                                      2004   7,601   0.968 - 1.331     7,459            --        0.25 - 1.50        9.88 - 11.20
                                      2003   5,233   0.881 - 1.198     4,659            --        0.25 - 1.50       35.12 - 38.18

FTVIPT Templeton Developing Markets   2007  15,564   3.572 - 3.804    56,543          2.13        0.15 - 1.50       26.85 - 28.56
   Securities Subaccount (Class 2)    2006  12,487   2.816 - 2.959    35,608          1.15        0.15 - 1.50       19.06 - 27.93
                                      2005   8,371   2.232 - 2.301    18,840          1.23        0.35 - 1.50       25.53 - 27.79
                                      2004   2,644   1.778 - 1.812     4,725          1.81        0.35 - 1.50       15.86 - 33.31
                                      2003     260   1.447 - 1.457       377          0.25        0.45 - 1.50        5.27 - 46.00

                                                   AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                            -----------------------------------  ------------------------------------------------
                                                     UNIT VALUE (1)              INVESTMENT(2)  EXPENSE RATIO(3)  TOTAL RETURN(4)
                                              UNITS     LOWEST TO    NET ASSETS     INCOME         LOWEST TO         LOWEST TO
                                             (000s)    HIGHEST ($)    ($000s)       RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                            -------  --------------  ----------  -------------  ----------------  ---------------
FTVIPT Templeton Foreign Securities   2007   17,839   1.700 - 1.786     30,724        1.93         0.15 - 1.50      13.71 - 15.30
   Subaccount (Class 2)               2006   15,517   1.495 - 1.549     23,403        1.23         0.15 - 1.50      19.70 - 21.21
                                      2005   12,093   1.249 - 1.278     15,192        1.19         0.15 - 1.50       7.53 - 10.08
                                      2004    4,787   1.151 - 1.161      5,522        0.95         0.15 - 1.50       7.12 - 17.36

Janus Aspen Global Life Sciences      2007    3,760   1.254 - 1.656      4,834          --         0.35 - 1.50      19.89 - 21.32
   Subaccount (Service Shares)        2006    4,264   1.046 - 1.365      4,554          --         0.35 - 1.50        4.70 - 5.98
                                      2005    5,164   0.999 - 1.288      5,242          --         0.35 - 1.50      10.63 - 11.90
                                      2004    5,279   0.903 - 1.151      4,832          --         0.35 - 1.50      12.59 - 13.85
                                      2003    8,987   0.802 - 1.011      7,289          --         0.35 - 1.50      24.34 - 25.75

Janus Aspen Global Technology         2007    8,533   0.482 - 1.599      4,230        0.32         0.35 - 1.50      19.90 - 21.32
   Subaccount (Service Shares)        2006    9,814   0.402 - 1.318      4,035          --         0.35 - 1.50        6.07 - 7.46
                                      2005   10,943   0.379 - 1.227      4,213          --         0.35 - 1.50       9.86 - 11.14
                                      2004   10,853   0.345 - 1.104      3,791          --         0.35 - 1.50      (0.86) - 0.27
                                      2003   23,966   0.348 - 1.101      8,431          --         0.35 - 1.50      44.40 - 47.79

Janus Aspen Mid Cap Growth            2007   52,000   0.660 - 2.054     35,220        0.07         0.25 - 1.50     (0.72) - 21.32
   Subaccount (Service Shares)        2006   52,540   0.551 - 1.693     29,523          --         0.35 - 1.50      11.76 - 12.94
                                      2005   62,062   0.493 - 1.499     31,158          --         0.35 - 1.50      10.29 - 11.62
                                      2004   44,028   0.447 - 1.343     19,987          --         0.35 - 1.50      18.57 - 20.20
                                      2003   33,857   0.377 - 1.119     12,911          --         0.35 - 1.50      32.75 - 34.98

LMPVET S&P 500 Index                  2007   34,809   1.260 - 1.548     45,344        1.30         0.35 - 1.50        3.45 - 4.67
   Subaccount (Class A)               2006   45,751   1.218 - 1.479     57,442        1.29         0.35 - 1.50      13.51 - 14.74
                                      2005   54,349   1.073 - 1.289     59,908        1.28         0.35 - 1.50        2.58 - 3.87
                                      2004   57,705   1.046 - 1.241     61,638        1.13         0.35 - 1.50        8.62 - 9.82
                                      2003  110,919   0.963 - 1.130    108,784        1.20         0.35 - 1.50      26.05 - 32.63

LMPIS Premier Selections All Cap      2007       --   1.019 - 1.062         --        0.08         0.80 - 1.50        6.48 - 6.73
   Growth Subaccount (a)              2006   17,878   0.957 - 0.995     17,394          --         0.80 - 1.50        5.75 - 6.67
                                      2005   22,954   0.905 - 0.935     21,061        0.11         0.80 - 1.50        4.75 - 5.53
                                      2004   29,203   0.864 - 0.893     25,512          --         0.60 - 1.50        1.41 - 2.29
                                      2003      402   0.852 - 0.873        346          --         0.60 - 1.50      32.30 - 33.49

LMPVET Aggressive Growth              2007  115,374   1.083 - 1.465    127,808          --         0.25 - 1.50        0.00 - 1.31
   Subaccount (Class I)               2006  133,530   1.083 - 1.448    147,503          --         0.25 - 1.50        7.23 - 8.51
                                      2005  160,664   1.010 - 1.336    165,056          --         0.25 - 1.50       9.90 - 11.37
                                      2004  179,726   0.919 - 1.201    167,324          --         0.25 - 1.50        6.74 - 9.58
                                      2003   48,943   0.848 - 1.096     41,871          --         0.35 - 1.50      32.50 - 34.15

LMPVET Appreciation                   2007   41,212   1.521 - 1.679     64,436        1.00         0.35 - 1.50        6.81 - 8.06
   Subaccount (Class I)               2006   48,633   1.424 - 1.555     70,881        1.07         0.35 - 1.50      13.11 - 14.41
                                      2005   56,239   1.259 - 1.361     72,240        0.89         0.35 - 1.50        2.58 - 3.81
                                      2004   31,418   1.225 - 1.311     39,150        1.17         0.45 - 1.50        7.17 - 8.35
                                      2003   29,235   1.143 - 1.188     33,897        0.70         0.45 - 1.50      22.64 - 23.98

LMPVET Equity Index                   2007   41,358   1.303 - 1.364     54,611        1.45         0.25 - 1.50        3.33 - 4.68
   Subaccount (Class II)              2006   51,405   1.261 - 1.303     65,430        1.28         0.25 - 1.50      13.40 - 14.95
                                      2005   59,889   1.112 - 1.135     66,957        1.23         0.25 - 1.50        2.77 - 4.63
                                      2004   58,496   1.082 - 1.092     63,449        1.40         0.80 - 1.50       9.20 - 10.58

LMPVET Fundamental Value
   Subaccount (Class I) (b)           2007   31,166   0.946 - 1.260     29,933        1.09         0.25 - 1.50     (5.02) - (4.18)

                                            AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                     -----------------------------------  -------------------------------------------------
                                               UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                       UNITS     LOWEST TO    NET ASSETS      INCOME        LOWEST TO          LOWEST TO
                                      (000s)    HIGHEST ($)    ($000s)       RATIO (%)      HIGHEST (%)       HIGHEST (%)
                                     -------  --------------  ----------  -------------  ----------------  ----------------
LMPVET Investors               2007  25,799    1.640 - 1.933    46,652          1.10        0.35 - 1.50        2.33 - 3.54
   Subaccount (Class I)        2006  33,418    1.584 - 1.869    58,827          1.56        0.35 - 1.50      16.51 - 17.86
                               2005  40,536    1.344 - 1.587    61,024          1.14        0.35 - 1.50        4.92 - 6.16
                               2004  47,139    1.266 - 1.497    67,372          1.81        0.35 - 1.50        8.76 - 9.99
                               2003  21,413    1.151 - 1.362    28,073          1.49        0.35 - 1.50      30.30 - 32.91

LMPVET Large Cap Growth        2007  16,163    1.183 - 1.876    28,383          0.04        0.25 - 1.50        3.71 - 5.06
   Subaccount (Class I)        2006  20,512    1.126 - 1.790    34,544          0.14        0.25 - 1.50        3.08 - 4.36
                               2005  26,359    1.079 - 1.719    42,968          0.13        0.25 - 1.50        3.64 - 4.96
                               2004  29,094    1.028 - 1.641    45,532          0.37        0.25 - 1.50      (1.16) - 0.10
                               2003  23,765    1.027 - 1.642    37,543          0.03        0.25 - 1.50       2.29 - 46.87

LMPVET Small Cap Growth
   Subaccount (Class I) (b)    2007   7,779    1.369 - 1.908    10,930            --        0.25 - 1.50        1.33 - 2.31

LMPVET Small Cap Value         2007   6,345    1.763 - 1.848    11,437            --        0.80 - 1.50     (4.03) - (3.30)
   Subaccount (Class A)        2006   7,632    1.837 - 1.911    14,282            --        0.80 - 1.50       9.74 - 10.71
                               2005   8,134    1.674 - 1.730    13,823            --        0.80 - 1.50        5.02 - 5.75
                               2004   7,866    1.594 - 1.648    12,682          0.69        0.60 - 1.50      18.96 - 20.12
                               2003   5,114    1.340 - 1.372     6,908            --        0.60 - 1.50      35.49 - 36.65

LMPVET Social Awareness Stock  2007   8,987    1.290 - 1.341    11,771          1.49        0.45 - 1.50       9.23 - 10.46
   Subaccount                  2006   8,107    1.181 - 1.214     9,643          0.48        0.45 - 1.50        6.11 - 7.56
                               2005  10,000    1.113 - 1.133    11,183          0.72        0.45 - 1.50        2.87 - 6.38
                               2004   8,785    1.082 - 1.092     9,525          0.77        0.15 - 1.50       9.20 - 10.02

LMPVPI All Cap                 2007      --    1.384 - 2.531        --          0.29        0.25 - 1.50        4.95 - 5.41
   Subaccount (Class I) (a)    2006  16,737    1.313 - 2.403    37,665          1.31        0.25 - 1.50      16.38 - 17.76
                               2005  19,103    1.115 - 2.044    36,859          0.85        0.25 - 1.50        2.49 - 3.82
                               2004  20,834    1.074 - 1.973    39,073          0.62        0.25 - 1.50        6.70 - 8.05
                               2003  13,798    0.994 - 1.830    24,140          0.29        0.25 - 1.50      34.91 - 38.63

LMPVPV Small Cap Growth        2007      --    1.351 - 1.856        --          0.02        0.35 - 1.50        6.71 - 7.15
   Opportunities               2006   8,289    1.266 - 1.733    10,703            --        0.35 - 1.50      11.25 - 12.53
   Subaccount (a)              2005   8,066    1.138 - 1.540     9,328            --        0.35 - 1.50        3.36 - 4.55
                               2004   7,030    1.101 - 1.473     7,839          0.09        0.35 - 1.50      13.86 - 15.17
                               2003   4,129    0.967 - 1.279     4,028            --        0.35 - 1.50      39.94 - 41.33

LMPIS Growth and Income        2007      --    1.142 - 1.191        --          0.10        0.80 - 1.50        4.58 - 4.85
   Subaccount (a)              2006   1,746    1.092 - 1.136     1,941          0.79        0.80 - 1.50      10.86 - 11.88
                               2005   1,696    0.985 - 1.018     1,694          0.78        0.80 - 1.50        2.28 - 3.04
                               2004   1,710    0.963 - 0.995     1,666          1.31        0.60 - 1.50        6.64 - 7.57
                               2003   1,200    0.903 - 0.925     1,094          1.13        0.60 - 1.50      25.00 - 29.37

LMPVET Capital and Income
   Subaccount (Class I) (b)    2007  16,367    1.426 - 1.571    23,966          1.27        0.15 - 1.50      (0.33) - 1.00

LMPVIT Adjustable Rate Income  2007   1,847    1.028 - 1.075     1,932          5.35        0.45 - 1.50      (0.19) - 0.84
   Subaccount                  2006   1,636    1.030 - 1.066     1,707          5.25        0.45 - 1.50        2.59 - 3.70
                               2005   1,072    1.004 - 1.028     1,083          4.17        0.45 - 1.50        0.80 - 1.88
                               2004     431    0.996 - 1.009       431          2.20        0.45 - 1.50      (0.30) - 0.70
                               2003       2    0.999 - 1.002         2          0.64        0.45 - 1.50        0.00 - 0.20

                                                  AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                            ----------------------------------  -------------------------------------------------
                                                     UNIT VALUE(1)              INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                             UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                            (000s)    HIGHEST ($)    ($000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                            -------  -------------  ----------  -------------  ----------------  ----------------
LMPVIT Diversified Strategic Income  2007     3,636  1.318 - 1.408      4,929        4.61         0.80 - 1.50        0.46 - 1.22
   Subaccount                        2006     4,454  1.312 - 1.391      6,000        5.57         0.80 - 1.50        3.80 - 4.98
                                     2005     5,546  1.264 - 1.366      7,171        5.02         0.35 - 1.50        1.04 - 3.23
                                     2004     7,990  1.251 - 1.338     10,188        4.76         0.35 - 1.50        5.21 - 6.35
                                     2003     8,460  1.182 - 1.259     10,225        6.25         0.35 - 1.50       9.99 - 11.22

LMPVIT Global High Yield Bond        2007    12,211  1.620 - 1.789     20,485        6.67         0.15 - 1.50     (1.52) - (0.17)
   Subaccount (Class I)              2006    14,147  1.645 - 1.798     23,967        5.68         0.15 - 1.50       9.01 - 10.42
                                     2005    15,537  1.509 - 1.633     24,053        5.96         0.15 - 1.50        2.24 - 3.71
                                     2004    14,982  1.476 - 1.580     22,592        6.93         0.15 - 1.50       0.07 - 10.80
                                     2003    13,043  1.333 - 1.429     17,895        8.37         0.25 - 1.50      22.41 - 23.88

LMPIT Investment Grade               2007    17,316  1.360 - 1.966     31,318        5.11         0.15 - 1.50        0.11 - 1.47
   Subaccount (Class A)              2006    19,708  1.343 - 1.944     35,531        5.13         0.15 - 1.50        1.51 - 2.88
                                     2005    25,271  1.308 - 1.895     44,680        4.53         0.15 - 1.50        0.29 - 1.70
                                     2004    27,044  1.289 - 1.869     47,489        4.80         0.15 - 1.50        0.86 - 6.19
                                     2003    32,129  1.215 - 1.763     52,821        4.62         0.25 - 1.50        3.68 - 5.38

LMPVIT Money Market                  2007   174,355  1.142 - 1.314    214,042        4.79         0.15 - 1.50        3.39 - 4.71
   Subaccount                        2006   183,889  1.092 - 1.258    217,539        4.52         0.15 - 1.50        3.05 - 4.55
                                     2005   191,939  1.047 - 1.208    219,366        2.77         0.15 - 1.50        1.27 - 2.62
                                     2004   198,665  1.022 - 1.180    223,293        0.88         0.15 - 1.50      (0.63) - 0.68
                                     2003   212,891  1.017 - 1.175    240,200        0.66         0.25 - 1.50      (0.81) - 0.39

LMPVPI Total Return                  2007        --  1.424 - 1.558         --        0.81         0.15 - 1.50        2.89 - 3.38
   Subaccount (Class I) (a)          2006    21,316  1.384 - 1.509     30,240        1.92         0.15 - 1.50      10.90 - 12.39
                                     2005    28,059  1.248 - 1.347     35,810        1.83         0.15 - 1.50        1.79 - 3.45
                                     2004    33,984  1.226 - 1.309     42,438        1.71         0.35 - 1.50        5.88 - 8.27
                                     2003    40,749  1.145 - 1.209     47,434        1.61         0.45 - 1.50      14.27 - 15.36

Lord Abbett Growth and Income        2007        --  1.350 - 1.406      --             --         0.15 - 1.50        3.93 - 4.41
   Subaccount (Class VC) (a)         2006    16,856  1.299 - 1.347     22,105        1.32         0.15 - 1.50      15.57 - 17.13
                                     2005    15,390  1.124 - 1.150     17,404        1.20         0.15 - 1.50        1.72 - 7.29
                                     2004     1,605  1.105 - 1.115      1,778        1.97         0.15 - 1.50       4.91 - 14.48

Lord Abbett Mid-Cap Value            2007        --  1.507 - 1.569         --          --         0.15 - 1.50      10.24 - 10.73
   Subaccount (Class VC) (a)         2006     9,548  1.367 - 1.417     13,174        0.51         0.15 - 1.50      10.60 - 12.10
                                     2005     9,257  1.236 - 1.264     11,507        0.59         0.15 - 1.50        6.64 - 8.03
                                     2004     3,006  1.159 - 1.170      3,493        0.68         0.15 - 1.50       8.04 - 21.91

MIST Batterymarch Mid-Cap Stock      2007     8,324  1.974 - 2.817     21,781        0.32         0.15 - 1.50        4.50 - 5.88
   Subaccount (Class A)              2006     9,543  1.868 - 2.668     23,904          --         0.15 - 1.50     (4.72) - (3.82)

MIST BlackRock High Yield            2007     6,557  1.092 - 1.862     10,715        9.40         0.14 - 1.39      (1.71) - 2.42
   Subaccount (Class A)              2006     5,733  1.352 - 1.820      9,207          --         0.35 - 1.50        5.48 - 6.26

MIST BlackRock Large-Cap Core
   Subaccount (Class E) (b)          2007     6,633  1.163 - 1.621      7,972          --         0.35 - 1.50      (0.09) - 0.75

MIST BlackRock Large-Cap Core        2007        --  1.164 - 1.609         --        0.71         0.35 - 1.50        4.96 - 5.30
   Subaccount (Class A) (a)          2006     6,175  1.109 - 1.528      7,047          --         0.35 - 1.50        5.92 - 6.78

MIST Dreman Small-Cap Value          2007     1,879  1.203 - 1.235      2,287          --         0.35 - 1.50     (8.99) - (1.44)
   Subaccount (Class A)              2006       548  1.234 - 1.250        682        0.84         0.45 - 1.50        6.66 - 7.39

                                                  AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                           -----------------------------------  -------------------------------------------------
                                                    UNIT VALUE(1)               INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                             UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                            (000s)    HIGHEST ($)    ($000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                           -------  --------------  ----------  -------------  ----------------  ----------------
MIST Harris Oakmark International    2007   34,706   1.186 - 1.907      57,585       0.93         0.14 - 1.49     (10.08) - (1.04)
   Subaccount (Class A)              2006   37,023   1.455 - 1.927      62,667         --         0.11 - 1.46       10.27 - 18.95

MIST Janus Forty                     2007   63,083   1.456 - 3.388     196,457       0.18         0.25 - 1.50       28.50 - 30.12
   Subaccount (Class A)              2006   77,759   1.119 - 2.609     188,195         --         0.25 - 1.50         2.63 - 3.42

MIST Lazard Mid-Cap
   Subaccount (Class B) (b)          2007      625   1.138 - 1.176        722          --         0.25 - 1.50    (13.37) - (10.50)

MIST Legg Mason Partners Managed     2007      864   1.164 - 1.201      1,022        1.88         0.25 - 1.50       (1.15) - 5.94
   Assets Subaccount (Class A)       2006       94   1.111 - 1.128        106          --         0.45 - 1.50        5.71 - 10.21

MIST Lord Abbett Bond Debenture      2007    5,174   1.141 - 1.256      6,313        5.20         0.30 - 1.50         2.52 - 6.44
   Subaccount (Class A)              2006    2,853   1.144 - 1.180      3,292          --         0.35 - 1.50         4.86 - 5.73

MIST Lord Abbett Growth and Income   2007  111,231   1.100 - 1.125    123,114        0.81         0.15 - 1.50         2.14 - 3.59
   Subaccount (Class B)              2006  120,542   1.077 - 1.086    130,087          --         0.15 - 1.50         7.59 - 8.49

MIST Lord Abbett Mid-Cap Value
   Subaccount (Class B) (b)          2007   11,510   1.355 - 1.419     15,817          --         0.25 - 1.50     (10.09) - (9.27)

MIST Met/AIM Capital Appreciation    2007   43,070   1.334 - 1.396     58,104        0.09         0.25 - 1.50      (4.19) - 11.41
   Subaccount (Class A)              2006   54,124   1.210 - 1.244     66,015        0.17         0.45 - 1.50      (1.14) - (0.48)

MIST Met/AIM Small Cap Growth        2007    1,826   1.265 - 1.302      2,337          --         0.25 - 1.50      (6.80) - 10.96
   Subaccount (Class A)              2006      290   1.153 - 1.168        336          --         0.45 - 1.50       (0.69) - 0.34

MIST MFS Value                       2007   13,145   1.243 - 1.566     19,906          --         0.15 - 1.50       (2.20) - 7.48
   Subaccount (Class A)              2006    7,459   1.406 - 1.457     10,595        1.80         0.15 - 1.50       10.62 - 15.82

MIST Neuberger Berman Real Estate    2007   22,244   1.025 - 1.048     22,939        1.23         0.15 - 1.50    (16.05) - (14.94)
   Subaccount (Class A)              2006   25,944   1.221 - 1.232     31,750          --         0.15 - 1.50       21.73 - 27.56

MIST PIMCO Inflation Protected Bond
   Subaccount (Class A) (b)          2007    2,146   1.061 - 1.092      2,313          --         0.35 - 1.50         6.42 - 7.18

MIST Pioneer Fund                    2007    1,233   1.642 - 1.724      2,063        0.82         0.45 - 1.50         3.47 - 4.48
   Subaccount (Class A)              2006    1,110   1.587 - 1.650      1,784          --         0.45 - 1.50         7.59 - 8.41

MIST Pioneer Mid-Cap Value           2007       --   1.298 - 1.324         --        0.46         0.45 - 1.50       10.47 - 10.79
   Subaccount (Class A) (a)          2006      122   1.175 - 1.195        145        0.34         0.45 - 1.50        5.29 - 12.14

MIST Pioneer Strategic Income        2007   10,756   1.663 - 1.887     18,726        0.69         0.15 - 1.50         4.12 - 6.51
   Subaccount (Class A)              2006    9,453   1.565 - 1.778     15,578        4.95         0.15 - 1.50         3.64 - 4.56

MIST Third Avenue Small Cap Value    2007   32,107   1.129 - 1.807     55,507        0.29         0.15 - 1.50     (10.04) - (3.28)
   Subaccount (Class B)              2006    5,858   1.776 - 1.859     10,564          --         0.25 - 1.50         2.13 - 2.33

MetLife Investment Diversified Bond  2007       --   1.348 - 1.417         --        4.95         0.80 - 1.50         3.06 - 3.66
   Subaccount (Class I) (c)          2006   13,815   1.308 - 1.367     18,417        4.11         0.80 - 1.50         2.75 - 3.48
                                     2005   14,518   1.273 - 1.321     18,779        3.41         0.80 - 1.50         0.55 - 1.23
                                     2004   11,962   1.266 - 1.305     15,339        3.56         0.80 - 1.50         3.09 - 3.82
                                     2003    7,942   1.228 - 1.257      9,850        4.67         0.80 - 1.50         3.98 - 4.75

                                                     AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                              -----------------------------------  -------------------------------------------------
                                                       UNIT VALUE(1)               INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                                UNITS     LOWEST TO    NET ASSETS     INCOME          LOWEST TO         LOWEST TO
                                               (000s)    HIGHEST ($)    ($000s)      RATIO (%)       HIGHEST (%)       HIGHEST (%)
                                              -------  --------------  ----------  -------------  ----------------  ----------------
MetLife Investment International Stock  2007      --    1.208 - 1.272         --        2.42         0.80 - 1.50        7.09 - 7.80
   Subaccount (Class I) (c)             2006  13,527    1.128 - 1.180     15,561        1.92         0.80 - 1.50      24.64 - 25.53
                                        2005  11,195    0.905 - 0.940     10,300        1.36         0.80 - 1.50      12.98 - 13.70
                                        2004   9,223    0.801 - 0.827      7,487        1.52         0.80 - 1.50      13.14 - 13.95
                                        2003   4,775    0.708 - 0.726      3,416        0.94         0.80 - 1.50      28.03 - 29.18

MetLife Investment Large Company        2007      --    1.169 - 1.222         --        1.17         0.80 - 1.50        4.28 - 4.89
   Stock Subaccount (Class I) (c)       2006  11,205    1.121 - 1.165     12,772        0.98         0.80 - 1.50      10.88 - 11.70
                                        2005  11,123    1.011 - 1.043     11,396        1.15         0.80 - 1.50        5.09 - 5.79
                                        2004   9,000    0.962 - 0.986      8,747        0.94         0.80 - 1.50        8.33 - 9.19
                                        2003   5,074    0.888 - 0.903      4,536        0.88         0.80 - 1.50      26.32 - 27.18

MetLife Investment Small Company        2007      --    1.314 - 1.382         --        0.27         0.80 - 1.50      (0.30) - 0.29
   Stock Subaccount (Class I) (c)       2006  12,124    1.318 - 1.378     16,254        0.13         0.80 - 1.50      11.98 - 12.77
                                        2005  13,243    1.177 - 1.222     15,815        0.11         0.80 - 1.50        5.66 - 6.45
                                        2004  12,709    1.114 - 1.148     14,307        0.12         0.80 - 1.50      13.21 - 14.03
                                        2003   9,307    0.984 - 1.007      9,221        0.08         0.80 - 1.50      40.97 - 41.83

MSF BlackRock Aggressive Growth         2007  58,627    0.729 - 1.268     43,701          --         0.15 - 1.50      18.54 - 20.30
   Subaccount (Class D)                 2006  69,810    0.615 - 1.054     43,686          --         0.15 - 1.50     (2.23) - (1.49)

MSF BlackRock Bond Income               2007  14,866    1.272 - 1.644     22,692        3.45         0.25 - 1.50        4.69 - 6.01
   Subaccount (Class A)                 2006  18,564    1.201 - 1.553     27,061          --         0.35 - 1.50        3.99 - 4.71

MSF FI Large Cap                        2007  39,437    1.076 - 1.932     69,006        0.17         0.15 - 1.50        2.39 - 3.80
   Subaccount (Class A)                 2006  50,995    1.038 - 1.867     87,434          --         0.15 - 1.50        1.39 - 2.37

MSF FI Value Leaders                    2007  19,079    1.389 - 2.338     41,112        0.89         0.15 - 1.50        2.57 - 3.94
   Subaccount (Class D)                 2006  24,081    1.337 - 2.256     50,724          --         0.15 - 1.50        2.63 - 3.56

MSF Lehman Brothers Aggregate Bond
   Index Subaccount (Class A) (d)       2007  10,833    1.365 - 1.436     15,119          --         0.80 - 1.50        1.26 - 1.36

MSF MetLife Aggressive Allocation       2007  12,765    1.077 - 1.100     13,841        0.05         0.25 - 1.50      (4.60) - 3.00
   Subaccount (Class B)                 2006   3,763    1.059 - 1.068      3,995          --         0.25 - 1.50       2.01 - 14.16

MSF MetLife Conservative Allocation     2007   4,718    1.084 - 1.107      5,149          --         0.25 - 1.50        4.03 - 5.33
   Subaccount (Class B)                 2006   1,353    1.042 - 1.051      1,414          --         0.25 - 1.50        4.20 - 6.95

MSF MetLife Conservative to Moderate    2007   8,183    1.082 - 1.105      8,911          --         0.25 - 1.50        0.73 - 4.54
   Allocation Subaccount (Class B)      2006   3,431    1.048 - 1.057      3,604          --         0.25 - 1.50        4.78 - 7.56

MSF MetLife Moderate Allocation         2007  34,491    1.083 - 1.107     37,584        0.01         0.15 - 1.50      (0.45) - 4.14
   Subaccount (Class B)                 2006  11,258    1.053 - 1.062     11,886          --         0.25 - 1.50     (0.09) - 10.76

MSF MetLife Moderate to Aggressive      2007  35,110    1.083 - 1.107     38,260        0.03         0.15 - 1.50      (2.13) - 3.56
   Allocation Subaccount (Class B)      2006  13,590    1.058 - 1.067     14,410          --         0.25 - 1.50       1.72 - 11.23

MSF MetLife Stock Index
   Subaccount (Class A) (b)             2007   9,695    1.181 - 1.236     11,688          --         0.80 - 1.50        1.03 - 1.18

MSF MFS Total Return                    2007  60,419    1.442 - 2.463    135,557        2.02         0.15 - 1.50        2.63 - 4.05
   Subaccount (Class F)                 2006  69,247    1.388 - 2.375    151,650          --         0.15 - 1.50        6.93 - 7.90

                                                 AS OF DECEMBER 31, 2007              FOR THE YEAR ENDED DECEMBER 31, 2007
                                          -----------------------------------  -------------------------------------------------
                                                   UNIT VALUE(1)               INVESTMENT(2)  EXPENSE RATIO(3)   TOTAL RETURN(4)
                                            UNITS     LOWEST TO    NET ASSETS     INCOME         LOWEST TO          LOWEST TO
                                           (000s)    HIGHEST ($)    ($000s)       RATIO (%)      HIGHEST (%)       HIGHEST (%)
                                          -------  --------------  ----------  -------------  ----------------  ----------------
MSF Morgan Stanley EAFE Index
   Subaccount (Class A) (d)         2007   11,859   1.191 - 1.254      14,448          --         0.80 - 1.50    (1.47) - (1.36)

MSF Russell 2000 Index
   Subaccount (Class A) (d)         2007   10,605   1.304 - 1.373      14,107          --         0.80 - 1.50    (0.76) - (0.65)

MSF T. Rowe Price Large Cap Growth  2007   13,338   1.150 - 1.265      15,424        0.18         0.15 - 1.50     (2.24) - 8.99
   Subaccount (Class B)             2006   12,906   1.070 - 1.079      13,832          --         0.15 - 1.50       7.21 - 8.12

MSF Western Asset Management High
   Yield Bond                       2007       --   1.157 - 1.181          --       11.41         0.45 - 1.50       3.85 - 4.24
   Subaccount (Class A) (a)         2006      787   1.114 - 1.133         884          --         0.45 - 1.50       6.30 - 7.09

MSF Western Asset Management
   U.S. Government                  2007   28,737   1.111 - 1.168      32,383        2.74         0.00 - 1.35       2.97 - 4.38
   Subaccount (Class A)             2006   31,156   1.079 - 1.119      33,944          --         0.00 - 1.35       3.55 - 4.48

PIMCO VIT Real Return               2007       --   0.997 - 1.019          --        1.55         0.35 - 1.50       2.05 - 2.42
   Subaccount                       2006      693   0.977 - 0.995         683        4.42         0.35 - 1.50     (0.81) - 1.12
   (Administrative Class) (a)       2005       66   0.985 - 0.991          65        1.98         0.45 - 1.50     (1.40) - 2.06

PIMCO VIT Total Return Subaccount   2007   37,845   1.337 - 1.453      52,067        4.80         0.15 - 1.50       7.13 - 8.61
   (Administrative Class)           2006   39,621   1.248 - 1.340      50,629        4.42         0.15 - 1.50       2.30 - 3.65
                                    2005   41,257   1.220 - 1.293      51,294        3.44         0.15 - 1.50       0.91 - 2.32
                                    2004   35,245   1.197 - 1.265      43,197        1.88         0.15 - 1.50       0.25 - 4.55
                                    2003   35,377   1.145 - 1.210      41,968        2.79         0.25 - 1.50       3.45 - 4.85

Putnam VT Small Cap Value           2007       --   2.089 - 2.531          --        0.55         0.15 - 1.50       6.80 - 7.29
   Subaccount (Class IB) (a)        2006   27,047   1.956 - 2.359      54,136        0.32         0.15 - 1.50     15.53 - 17.13
                                    2005   27,235   1.693 - 2.014      46,968        0.17         0.15 - 1.50       5.48 - 6.84
                                    2004   24,237   1.605 - 1.885      39,480        0.32         0.15 - 1.50    (0.26) - 25.92
                                    2003   16,107   1.291 - 1.489      21,032        0.28         0.25 - 1.50     47.37 - 49.33

Templeton Growth Fund               2007   50,669   1.888 - 3.016     140,365        1.32         0.15 - 1.50       0.64 - 2.01
   Subaccount (Class A)             2006   61,699   1.853 - 2.965     169,641        1.92         0.15 - 1.50     20.04 - 21.62
                                    2005   67,969   1.525 - 2.445     155,136        1.75         0.15 - 1.50       6.54 - 8.03
                                    2004   70,506   1.413 - 2.271     150,355        1.94         0.15 - 1.50      0.37 - 16.68
                                    2003   68,868   1.211 - 1.950     127,086        2.62         0.25 - 1.50     30.89 - 35.08

Van Kampen LIT Comstock             2007    7,608   1.632 - 1.730      12,622        1.54         0.25 - 1.50    (3.83) - (2.59)
     Subaccount (Class II)          2006    6,978   1.697 - 1.776      11,989        1.19         0.25 - 1.50     14.35 - 15.93
                                    2005    6,004   1.484 - 1.538       8,989        0.68         0.15 - 1.50       2.56 - 3.92
                                    2004    2,248   1.447 - 1.480       3,270        0.54         0.15 - 1.50     11.93 - 17.27
                                    2003      648   1.251 - 1.262         812          --         0.15 - 1.50      2.35 - 26.20

Van Kampen LIT Strategic Growth     2007    5,611   0.876 - 1.312       5,045          --         0.25 - 1.50     14.96 - 16.38
   Subaccount (Class II)            2006    5,179   0.762 - 1.129       4,031          --         0.25 - 1.50       1.06 - 2.38
                                    2005    5,126   0.754 - 1.104       3,930        0.01         0.25 - 1.50       6.05 - 7.39
                                    2004    5,471   0.711 - 1.029       3,943          --         0.25 - 1.50       5.18 - 6.44
                                    2003    5,122   0.676 - 0.967       3,498          --         0.25 - 1.50     25.19 - 26.86

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

5. FINANCIAL HIGHLIGHTS -- (Concluded)

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Subaccount invests.

(3) These amounts represent the annualized policy expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                     This page is intentionally left blank.

6. SCHEDULES OF ACCUMULATION UNITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                            AMERICAN FUNDS GLOBAL       AMERICAN FUNDS            AMERICAN FUNDS
                                    GROWTH                  GROWTH                GROWTH-INCOME
                                  SUBACCOUNT              SUBACCOUNT                SUBACCOUNT
                                  (CLASS 2)               (CLASS 2)                 (CLASS 2)
                           ----------------------  ------------------------  -----------------------
                              2007        2006         2007         2006         2007        2006
                           ----------  ----------  -----------  -----------  -----------  ----------
Accumulation units
   beginning of year       14,934,255   8,379,267   39,655,789   23,436,001   26,765,638  18,676,234
Accumulation units
   issued and transferred
   from other funding
   options                 17,401,599  11,074,669   31,796,830   26,897,076   18,387,730  17,046,067
Accumulation units
   redeemed and
   transferred to other
   funding options         (7,578,400) (4,519,681) (18,764,854) (10,677,288) (11,922,174) (8,956,663)
                           ----------  ----------  -----------  -----------  -----------  ----------
Accumulation units
   end of year             24,757,454  14,934,255   52,687,765   39,655,789   33,231,194  26,765,638
                           ==========  ==========  ===========  ===========  ===========  ==========


                                                        FTVIPT FRANKLIN        FTVIPT TEMPLETON
                                                         SMALL-MID CAP            DEVELOPING
                             FIDELITY VIP MID CAP      GROWTH SECURITIES      MARKETS SECURITIES
                                  SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                              (SERVICE CLASS 2)            (CLASS 2)               (CLASS 2)
                           ------------------------  ----------------------  -----------------------
                              2007         2006         2007        2006         2007        2006
                           -----------  -----------  ----------  ----------  -----------  ----------
Accumulation units
   beginning of year        42,000,333   37,623,791   8,104,946   8,308,672   12,487,406   8,370,635
Accumulation units
   issued and transferred
   from other funding
   options                  21,949,612   22,435,943   4,593,206   3,692,041   13,108,057  12,458,642
Accumulation units
   redeemed and
   transferred to other
   funding options         (21,860,858) (18,059,401) (3,824,464) (3,895,767) (10,031,340) (8,341,871)
                           -----------  -----------  ----------  ----------  -----------  ----------
Accumulation units
   end of year              42,089,087   42,000,333   8,873,688   8,104,946   15,564,123  12,487,406
                           ===========  ===========  ==========  ==========  ===========  ==========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                           DREYFUS VIF
                                 DREYFUS VIF                DEVELOPING               FIDELITY VIP
                                 APPRECIATION                LEADERS                  CONTRAFUND
                                  SUBACCOUNT                SUBACCOUNT                SUBACCOUNT
                               (INITIAL SHARES)          (INITIAL SHARES)          (SERVICE CLASS 2)
                           ------------------------  ------------------------  ------------------------
                               2007         2006         2007        2006         2007         2006
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   beginning of year        33,136,272   41,732,764   52,021,212   64,384,290   33,838,541   25,118,920
Accumulation units
   issued and transferred
   from other funding
   options                   6,871,464   10,273,576   12,076,877   17,172,204   19,660,886   21,262,535
Accumulation units
   redeemed and
   transferred to other
   funding options         (13,855,871) (18,870,068) (24,561,043) (29,535,282) (15,385,251) (12,542,914)
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   end of year              26,151,865   33,136,272   39,537,046   52,021,212   38,114,176   33,838,541
                           ===========  ===========  ===========  ===========  ===========  ===========

                             FTVIPT TEMPLETON            JANUS ASPEN         JANUS ASPEN GLOBAL
                                 FOREIGN                    GLOBAL               TECHNOLOGY
                                SECURITIES               LIFE SCIENCES           SUBACCOUNT
                                SUBACCOUNT                SUBACCOUNT              (SERVICE
                                 (CLASS 2)             (SERVICE SHARES)            SHARES)
                           ----------------------  ----------------------  ----------------------
                              2007        2006        2007        2006        2007        2006
                           ----------  ----------  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year       15,517,244  12,092,994   4,263,916   5,164,500   9,813,549  10,942,634
Accumulation units
   issued and transferred
   from other funding
   options                 10,600,291   9,553,721   1,199,345   1,368,109   3,446,610   3,223,018
Accumulation units
   redeemed and
   transferred to other
   funding options         (8,278,242) (6,129,471) (1,703,036) (2,268,693) (4,727,612) (4,352,103)
                           ----------  ----------  ----------  ----------  ----------  ----------
Accumulation units
   end of year             17,839,293  15,517,244   3,760,225   4,263,916   8,532,547   9,813,549
                           ==========  ==========  ==========  ==========  ==========  ==========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                  JANUS ASPEN                                        LMPIS PREMIER
                                MID CAP GROWTH         LMPVET S&P 500 INDEX           SELECTIONS
                                  SUBACCOUNT                SUBACCOUNT              ALL CAP GROWTH
                               (SERVICE SHARES)              (CLASS A)                SUBACCOUNT
                           ------------------------  ------------------------  ------------------------
                               2007         2006         2007         2006       2007 (a)       2006
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   beginning of year        52,539,789   62,062,086   45,751,437   54,348,738   17,878,077   22,953,918
Accumulation units
   issued and transferred
   from other funding
   options                  26,204,720   19,313,818    9,518,874   12,266,284    1,523,572    5,038,438
Accumulation units
   redeemed and
   transferred to other
   funding options         (26,744,833) (28,836,115) (20,461,482) (20,863,585) (19,401,649) (10,114,279)
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   end of year              51,999,676   52,539,789   34,808,829   45,751,437           --   17,878,077
                           ===========  ===========  ===========  ===========  ===========  ===========

                                 LMPVET                                          LMPVET
                           FUNDAMENTAL VALUE      LMPVET INVESTORS          LARGE CAP GROWTH
                              SUBACCOUNT             SUBACCOUNT                SUBACCOUNT
                               (CLASS I)              (CLASS I)                 (CLASS I)
                           -----------------  ------------------------  -----------------------
                             2007 (b)   2006      2007         2006        2007        2006
                           -----------  ----  -----------  -----------  ----------  -----------
Accumulation units
   beginning of year                --    --   33,418,305   40,536,080  20,512,348   26,358,943
Accumulation units
   issued and transferred
   from other funding
   options                  43,962,815    --    6,668,888    9,100,460   5,604,791    7,805,737
Accumulation units
   redeemed and
   transferred to other
   funding options         (12,796,378)   --  (14,288,405) (16,218,235) (9,953,761) (13,652,332)
                           -----------   ---  -----------  -----------  ----------  -----------
Accumulation units
   end of year              31,166,437    --   25,798,788   33,418,305  16,163,378   20,512,348
                           ===========   ===  ===========  ===========  ==========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                    LMPVET
                               AGGRESSIVE GROWTH        LMPVET APPRECIATION      LMPVET EQUITY INDEX
                                  SUBACCOUNT                 SUBACCOUNT               SUBACCOUNT
                                   (CLASS I)                  (CLASS I)               (CLASS II)
                           ------------------------  ------------------------  ------------------------
                              2007         2006          2007         2006         2007         2006
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   beginning of year       133,530,371  160,663,588   48,632,744   56,238,722   51,404,840   59,889,199
Accumulation units
   issued and transferred
   from other funding
   options                  47,964,374   44,770,966   12,298,905   13,369,010   15,506,887   18,070,597
Accumulation units
   redeemed and
   transferred to other
   funding options         (66,120,423) (71,904,183) (19,720,093) (20,974,988) (25,553,577) (26,554,956)
                           -----------  -----------  -----------  -----------  -----------  -----------
Accumulation units
   end of year             115,374,322  133,530,371   41,211,556   48,632,744   41,358,150   51,404,840
                           ===========  ===========  ===========  ===========  ===========  ===========

                                LMPVET                LMPET
                           SMALL CAP GROWTH      SMALL CAP VALUE          LMPVET SOCIAL
                              SUBACCOUNT           SUBACCOUNT            AWARENESS STOCK
                               (CLASS I)            (CLASS A)              SUBACCOUNT
                           ----------------  ----------------------  ----------------------
                            2007 (b)   2006     2007        2006        2007        2006
                           ----------  ----  ----------  ----------  ----------  ----------
Accumulation units
   beginning of year               --   --    7,631,798   8,133,940   8,106,582  10,000,216
Accumulation units
   issued and transferred
   from other funding
   options                 11,278,597   --    3,304,373   3,903,022   4,903,191   2,660,417
Accumulation units
   redeemed and
   transferred to other
   funding options         (3,499,430)  --   (4,591,486) (4,405,164) (4,022,439) (4,554,051)
                           ----------  ---   ----------  ----------  ----------  ----------
Accumulation units
   end of year              7,779,167   --    6,344,685   7,631,798   8,987,334   8,106,582
                           ==========  ===   ==========  ==========  ==========  ==========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                LMPVPI ALL CAP         LMPVPV SMALL CAP         LMPIS GROWTH
                                  SUBACCOUNT         GROWTH OPPORTUNITIES        AND INCOME
                                  (CLASS I)               SUBACCOUNT             SUBACCOUNT
                           -----------------------  ----------------------  ---------------------
                             2007 (a)      2006      2007 (a)      2006      2007 (a)      2006
                           -----------  ----------  ----------  ----------  ----------  ---------
Accumulation units
   beginning of year        16,736,528  19,102,607   8,288,946   8,066,490   1,745,636  1,696,283
Accumulation units
   issued and transferred
   from other funding
   options                   1,979,992   5,392,018   1,429,730   6,313,580     308,113  1,008,190
Accumulation units
   redeemed and
   transferred to other
   funding options         (18,716,520) (7,758,097) (9,718,676) (6,091,124) (2,053,749)  (958,837)
                           -----------  ----------  ----------  ----------  ----------  ---------
Accumulation units
   end of year                      --  16,736,528          --   8,288,946          --  1,745,636
                           ===========  ==========  ==========  ==========  ==========  =========

                                LMPVIT GLOBAL
                               HIGH YIELD BOND     LMPIT INVESTMENT GRADE
                                 SUBACCOUNT              SUBACCOUNT             LMPVIT MONEY MARKET
                                 (CLASS I)               (CLASS A)                  SUBACCOUNT
                           ----------------------  -----------------------  --------------------------
                               2007        2006        2007        2006         2007          2006
                           ----------  ----------  ----------  -----------  ------------  ------------
Accumulation units
   beginning of year       14,146,502  15,536,699  19,707,716   25,270,945   183,889,396   191,938,529
Accumulation units
   issued and transferred
   from other funding
   options                  4,882,755   5,759,698   7,269,091    8,359,439   155,271,504   152,926,863
Accumulation units
   redeemed and
   transferred to other
   funding options         (6,817,798) (7,149,895) (9,660,532) (13,922,668) (164,806,089) (160,975,996)
                           ----------  ----------  ----------  -----------  ------------  ------------
Accumulation units
   end of year             12,211,459  14,146,502  17,316,275   19,707,716   174,354,811   183,889,396
                           ==========  ==========  ==========  ===========  ============  ============

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                            LMPVET CAPITAL
                              AND INCOME       LMPVIT ADJUSTABLE      LMPVIT DIVERSIFIED
                              SUBACCOUNT          RATE INCOME          STRATEGIC INCOME
                              (CLASS I)            SUBACCOUNT             SUBACCOUNT
                           ----------------  ---------------------  ----------------------
                            2007 (b)   2006     2007        2006       2007        2006
                           ----------  ----  ----------  ---------  ----------  ----------
Accumulation units
   beginning of year               --    --   1,636,425  1,071,744   4,453,808   5,546,053
Accumulation units
   issued and transferred
   from other funding
   options                 22,759,456    --   1,504,550  1,370,681   1,762,352   1,526,528
Accumulation units
   redeemed and
   transferred to other
   funding options         (6,392,340)   --  (1,293,502)  (806,000) (2,580,372) (2,618,773)
                           ----------  ----  ----------  ---------  ----------  ----------
Accumulation units
   end of year             16,367,116    --   1,847,473  1,636,425   3,635,788   4,453,808
                           ==========  ====  ==========  =========  ==========  ==========

                                                           LORD ABBETT              LORD ABBETT
                             LMPVPI TOTAL RETURN        GROWTH AND INCOME          MID-CAP VALUE
                                  SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                   (CLASS I)                (CLASS VC)               (CLASS VC)
                           ------------------------  -----------------------  -----------------------
                             2007 (a)      2006        2007 (a)      2006       2007 (a)      2006
                           -----------  -----------  -----------  ----------  -----------  ----------
Accumulation units
   beginning of year        21,315,876   28,059,430   16,856,232  15,389,506    9,547,864   9,256,533
Accumulation units
   issued and transferred
   from other funding
   options                   1,715,886    5,797,156    3,283,000   8,891,151    2,820,691   5,954,695
Accumulation units
   redeemed and
   transferred to other
   funding options         (23,031,762) (12,540,710) (20,139,232) (7,424,425) (12,368,555) (5,663,364)
                           -----------  -----------  -----------  ----------  -----------  ----------
Accumulation units
   end of year                      --   21,315,876           --  16,856,232           --   9,547,864
                           ===========  ===========  ===========  ==========  ===========  ==========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              MIST BATTERYMARCH         MIST BLACKROCK      MIST BLACKROCK
                                MID-CAP STOCK             HIGH YIELD        LARGE-CAP CORE
                                 SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                  (CLASS A)               (CLASS A)            (CLASS E)
                           ----------------------  ----------------------  ----------------
                              2007        2006        2007        2006      2007 (b)   2006
                           ----------  ----------  ----------  ----------  ----------  ----
Accumulation units
   beginning of year        9,543,416          --   5,732,961          --          --    --
Accumulation units
   issued and transferred
   from other funding
   options                  3,467,757  12,999,498   5,184,125   7,460,557   8,721,202    --
Accumulation units
   redeemed and
   transferred to other
   funding options         (4,687,123) (3,456,082) (4,360,262) (1,727,596) (2,088,436)   --
                           ----------  ----------  ----------  ----------  ----------   ---
Accumulation units
   end of year              8,324,050   9,543,416   6,556,824   5,732,961   6,632,766    --
                           ==========  ==========  ==========  ==========  ==========   ===

                                                                         MIST LEGG
                                                       MIST LAZARD     MASON PARTNERS
                               MIST JANUS FORTY          MID-CAP       MANAGED ASSETS
                                  SUBACCOUNT           SUBACCOUNT        SUBACCOUNT
                                   (CLASS A)            (CLASS B)        (CLASS A)
                           ------------------------  --------------  -----------------
                               2007         2006     2007 (b)  2006    2007     2006
                           -----------  -----------  --------  ----  -------  --------
Accumulation units
   beginning of year        77,758,643           --       --     --   94,491        --
Accumulation units
   issued and transferred
   from other funding
   options                  16,904,508  101,647,235  689,108     --  840,051   204,541
Accumulation units
   redeemed and
   transferred to other
   funding options         (31,580,086) (23,888,592) (63,792)    --  (70,999) (110,050)
                           -----------  -----------  -------    ---  -------  --------
Accumulation units
   end of year              63,083,065   77,758,643  625,316     --  863,543    94,491
                           ===========  ===========  =======    ===  =======  ========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                               MIST BLACKROCK          MIST DREMAN       MIST HARRIS OAKMARK
                               LARGE-CAP CORE        SMALL-CAP VALUE        INTERNATIONAL
                                  SUBACCOUNT           SUBACCOUNT             SUBACCOUNT
                                  (CLASS A)            (CLASS A)               (CLASS A)
                           ----------------------  ------------------  -----------------------
                            2007 (a)      2006        2007      2006       2007        2006
                           ----------  ----------  ---------  -------  -----------  ----------
Accumulation units
   beginning of year        6,174,898          --    548,281       --   37,023,292          --
Accumulation units
   issued and transferred
   from other funding
   options                  1,172,627   8,857,837  1,815,645  599,516   18,368,214  46,920,085
Accumulation units
   redeemed and
   transferred to other
   funding options         (7,347,525) (2,682,939)  (484,792) (51,235) (20,685,210) (9,896,793)
                           ----------  ----------  ---------  -------  -----------  ----------
Accumulation units
   end of year                     --   6,174,898  1,879,134  548,281   34,706,296  37,023,292
                           ==========  ==========  =========  =======  ===========  ==========

                              MIST LORD ABBETT        MIST LORD ABBETT      MIST LORD ABBETT
                               BOND DEBENTURE         GROWTH AND INCOME       MID-CAP VALUE
                                 SUBACCOUNT              SUBACCOUNT            SUBACCOUNT
                                 (CLASS A)                (CLASS B)             (CLASS B)
                           ---------------------  ------------------------  ----------------
                              2007        2006        2007         2006      2007 (b)   2006
                           ----------  ---------  -----------  -----------  ----------  ----
Accumulation units
   beginning of year        2,853,417         --  120,542,333           --          --    --
Accumulation units
   issued and transferred
   from other funding
   options                  6,460,537  3,575,987   51,362,594  155,481,453  16,780,369    --
Accumulation units
   redeemed and
   transferred to other
   funding options         (4,139,999)  (722,570) (60,673,610) (34,939,120) (5,270,379)   --
                           ----------  ---------  -----------  -----------  ----------   ---
Accumulation units
   end of year              5,173,955  2,853,417  111,231,317  120,542,333  11,509,990    --
                           ==========  =========  ===========  ===========  ==========   ===

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                 MIST MET/AIM             MIST MET/AIM
                             CAPITAL APPRECIATION       SMALL CAP GROWTH         MIST MFS VALUE
                                  SUBACCOUNT               SUBACCOUNT              SUBACCOUNT
                                   (CLASS A)                (CLASS A)               (CLASS A)
                           -------------------------   -------------------   -----------------------
                               2007          2006         2007       2006       2007         2006
                           -----------   -----------   ---------   -------   ----------   ----------
Accumulation units
   beginning of year        54,123,908            --     289,713        --    7,459,225           --
Accumulation units
   issued and transferred
   from other funding
   options                  10,495,033    71,293,103   1,903,115   291,193   11,141,146    9,025,681
Accumulation units
   redeemed and
   transferred to other
   funding options         (21,549,333)  (17,169,195)   (366,444)   (1,480)  (5,455,158)  (1,566,456)
                           -----------   -----------   ---------   -------   ----------   ----------
Accumulation units
   end of year              43,069,608    54,123,908   1,826,384   289,713   13,145,213    7,459,225
                           ===========   ===========   =========   =======   ==========   ==========


                              MIST PIONEER            MIST PIONEER           MIST THIRD AVENUE
                             MID-CAP VALUE          STRATEGIC INCOME          SMALL CAP VALUE
                              SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                               (CLASS A)               (CLASS A)                 (CLASS B)
                           ------------------   -----------------------   -----------------------
                           2007 (a)    2006        2007         2006          2007         2006
                           --------   -------   ----------   ----------   -----------   ---------
Accumulation units
   beginning of year        121,999        --    9,453,165           --     5,858,474          --
Accumulation units
   issued and transferred
   from other funding
   options                   24,757   132,573    6,003,690   11,441,979    41,581,325   6,194,124
Accumulation units
   redeemed and
   transferred to other
   funding options         (146,756)  (10,574)  (4,700,632)  (1,988,814)  (15,332,532)   (335,650)
                           --------   -------   ----------   ----------   -----------   ---------
Accumulation units
   end of year                   --   121,999   10,756,223    9,453,165    32,107,267   5,858,474
                           ========   =======   ==========   ==========   ===========   =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                         MIST PIMCO
                                 MIST NEUBERGER      INFLATION PROTECTED
                               BERMAN REAL ESTATE           BOND           MIST PIONEER FUND
                                   SUBACCOUNT            SUBACCOUNT            SUBACCOUNT
                                    (CLASS A)             (CLASS A)             (CLASS A)
                           ------------------------- -------------------  --------------------
                               2007         2006        2007 (b)   2006      2007       2006
                           ------------  -----------  ----------   ----   ----------  --------
Accumulation units
   beginning of year        25,944,264           --          --    --     1,110,207         --
Accumulation units
   issued and transferred
   from other funding
   options                  21,033,603   34,521,656   2,451,782    --       739,402  1,344,428
Accumulation units
   redeemed and
   transferred to other
   funding options         (24,733,671)  (8,577,392)   (305,881)   --      (616,332)  (234,221)
                            ----------   ----------   ---------   ---     ---------  ---------
Accumulation units
   end of year              22,244,196   25,944,264   2,145,901    --     1,233,277  1,110,207
                            ==========   ==========   =========   ===     =========  =========


                               METLIFE INVESTMENT         METLIFE INVESTMENT         METLIFE INVESTMENT
                                DIVERSIFIED BOND         INTERNATIONAL STOCK        LARGE COMPANY STOCK
                                   SUBACCOUNT                 SUBACCOUNT                 SUBACCOUNT
                                    (CLASS I)                  (CLASS I)                  (CLASS I)
                           -------------------------  -------------------------  -------------------------
                             2007 (c)        2006       2007 (c)        2006        2007 (c)      2006
                           ------------  -----------  ------------  -----------  ------------  -----------
Accumulation units
   beginning of year        13,815,127   14,518,046    13,526,520   11,195,349    11,205,227   11,123,230
Accumulation units
   issued and transferred
   from other funding
   options                   4,487,576    6,860,327     7,061,100    9,477,429     3,700,535    4,669,597
Accumulation units
   redeemed and
   transferred to other
   funding options         (18,302,703)  (7,563,246)  (20,587,620)  (7,146,258)  (14,905,762)  (4,587,600)
                           -----------   ----------   -----------   ----------   -----------   ----------
Accumulation units
   end of year                      --   13,815,127            --   13,526,520            --   11,205,227
                           ===========   ==========   ===========   ==========   ===========   ==========

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                              METLIFE INVESTMENT          MSF BLACKROCK            MSF BLACKROCK
                             SMALL COMPANY STOCK        AGGRESSIVE GROWTH           BOND INCOME
                                  SUBACCOUNT                SUBACCOUNT               SUBACCOUNT
                                  (CLASS I)                 (CLASS D)                (CLASS A)
                           -----------------------  ------------------------  ----------------------
                             2007 (c)      2006         2007        2006         2007        2006
                           -----------  ----------  -----------  -----------  ----------  ----------
Accumulation units
   beginning of year        12,124,356  13,243,375   69,810,060           --  18,563,848          --
Accumulation units
   issued and transferred
   from other funding
   options                   4,225,837   5,814,528   17,096,686   92,574,307   4,779,943  24,660,600
Accumulation units
   redeemed and
   transferred to other
   funding options         (16,350,193) (6,933,547) (28,279,374) (22,764,247) (8,477,971) (6,096,752)
                           -----------  ----------  -----------  -----------  ----------  ----------
Accumulation units
   end of year                      --  12,124,356   58,627,372   69,810,060  14,865,820  18,563,848
                           ===========  ==========  ===========  ===========  ==========  ==========

                                                                               MSF METLIFE
                                MSF METLIFE             MSF METLIFE           CONSERVATIVE
                                 AGGRESSIVE            CONSERVATIVE            TO MODERATE
                                 ALLOCATION             ALLOCATION             ALLOCATION
                                 SUBACCOUNT             SUBACCOUNT             SUBACCOUNT
                                  (CLASS B)              (CLASS B)              (CLASS B)
                           ---------------------  ---------------------  ---------------------
                              2007       2006        2007        2006       2007        2006
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   beginning of year        3,762,796         --   1,353,245         --   3,430,769         --
Accumulation units
   issued and transferred
   from other funding
   options                 12,249,397  3,902,430   5,279,995  1,513,513   7,392,625  3,732,343
Accumulation units
   redeemed and
   transferred to other
   funding options         (3,246,985)  (139,634) (1,915,320)  (160,268) (2,640,369)  (301,574)
                           ----------  ---------  ----------  ---------  ----------  ---------
Accumulation units
   end of year             12,765,208  3,762,796   4,717,920  1,353,245   8,183,025  3,430,769
                           ==========  =========  ==========  =========  ==========  =========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                                                                                 MSF LEHMAN
                                                                                  BROTHERS
                                                             MSF FI               AGGREGATE
                               MSF FI LARGE CAP           VALUE LEADERS          BOND INDEX
                                  SUBACCOUNT                SUBACCOUNT           SUBACCOUNT
                                   (CLASS A)                (CLASS D)             (CLASS A)
                           ------------------------  -----------------------  ----------------
                               2007         2006         2007        2006      2007 (d)   2006
                           -----------  -----------  -----------  ----------  ----------  ----
Accumulation units
   beginning of year        50,995,199           --   24,081,006          --          --   --
Accumulation units
   issued and transferred
   from other funding
   options                   9,342,843   66,666,805    5,469,288  30,989,823  12,483,150   --
Accumulation units
   redeemed and
   transferred to other
   funding options         (20,901,172) (15,671,606) (10,471,276) (6,908,817) (1,650,329)  --
                           -----------  -----------  -----------  ----------  ----------  ---
Accumulation units
   end of year              39,436,870   50,995,199   19,079,018  24,081,006  10,832,821   --
                           ===========  ===========  ===========  ==========  ==========  ===

                                                         MSF METLIFE
                                 MSF METLIFE              MODERATE
                                  MODERATE              TO AGGRESSIVE         MSF METLIFE
                                 ALLOCATION              ALLOCATION           STOCK INDEX
                                 SUBACCOUNT              SUBACCOUNT           SUBACCOUNT
                                  (CLASS B)               (CLASS B)            (CLASS A)
                           ----------------------  ----------------------  ----------------
                              2007        2006        2007        2006      2007 (b)   2006
                           ----------  ----------  ----------  ----------  ----------  ----
Accumulation units
   beginning of year       11,257,534          --  13,589,543          --          --   --
Accumulation units
   issued and transferred
   from other funding
   options                 28,795,910  12,500,394  30,076,253  14,694,351  10,807,240   --
Accumulation units
   redeemed and
   transferred to other
   funding options         (5,562,369) (1,242,860) (8,555,729) (1,104,808) (1,111,850)  --
                           ----------  ----------  ----------  ----------  ----------  ---
Accumulation units
   end of year             34,491,075  11,257,534  35,110,067  13,589,543   9,695,390   --
                           ==========  ==========  ==========  ==========  ==========  ===

6. SCHEDULES OF ACCUMULATION UNITS -- (Concluded)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

                                                     MSF MORGAN STANLEY
                             MSF MFS TOTAL RETURN        EAFE INDEX      MSF RUSSELL 2000 INDEX
                                  SUBACCOUNT             SUBACCOUNT            SUBACCOUNT
                                   (CLASS F)              (CLASS A)             (CLASS A)
                           ------------------------  ------------------  ----------------------
                               2007        2006        2007 (d)   2006       2007 (d)   2006
                           -----------  -----------  ----------  ------    -----------  ----
Accumulation units
   beginning of year        69,247,070           --          --     --              --   --
Accumulation units
   issued and transferred
   from other funding
   options                  18,272,522   90,266,459  13,288,781     --      11,583,005   --
Accumulation units
   redeemed and
   transferred to other
   funding options         (27,100,581) (21,019,389) (1,430,211)    --        (978,206)  --
                           -----------  -----------  ----------    ---      ----------  ---
Accumulation units
   end of year              60,419,011   69,247,070  11,858,570     --      10,604,799   --
                           ===========  ===========  ==========    ===      ==========  ===

                           PIMCO VIT REAL RETURN    PIMCO VIT TOTAL RETURN   PUTNAM VT SMALL CAP VALUE
                                 SUBACCOUNT               SUBACCOUNT                 SUBACCOUNT
                           (ADMINISTRATIVE CLASS)   (ADMINISTRATIVE CLASS)           (CLASS IB)
                           ----------------------  ------------------------  -------------------------
                             2007 (a)     2006         2007         2006       2007 (a)       2006
                           ----------  ----------  -----------  -----------  -----------  ------------
Accumulation units
   beginning of year         693,230     65,512     39,621,194   41,257,201   27,047,385   27,234,892
Accumulation units
   issued and transferred
   from other funding
   options                   155,517    680,122     16,157,383   16,185,435    4,161,299   13,114,036
Accumulation units
   redeemed and
   transferred to other
   funding options          (848,747)   (52,404)   (17,933,119) (17,821,442) (31,208,684) (13,301,543)
                            --------    -------    -----------  -----------  -----------  -----------
Accumulation units
   end of year                    --    693,230     37,845,458   39,621,194           --   27,047,385
                            ========    =======    ===========  ===========  ===========  ===========

(a)  For the period January 1, 2007 to April 27, 2007.

(b)  For the period April 30, 2007 to December 31, 2007.

(c)  For the period January 1, 2007 to November 9, 2007.

(d)  For the period November 12, 2007 to December 31, 2007.

                              MSF T. ROWE PRICE          MSF WESTERN           MSF WESTERN
                              LARGE CAP GROWTH     ASSET MANAGEMENT HIGH  ASSET MANAGEMENT U.S.
                                 SUBACCOUNT        YIELD BOND SUBACCOUNT  GOVERNMENT SUBACCOUNT
                                 (CLASS B)                (CLASS A)             (CLASS A)
                           ----------------------  ---------------------  ------------------------
                              2007         2006      2007 (a)    2006         2007         2006
                           ----------  ----------  ----------  ---------  -----------  -----------
Accumulation units
   beginning of year       12,905,627          --     786,698        --    31,156,246           --
Accumulation units
   issued and transferred
   from other funding
   options                  7,169,319  17,284,219     240,682   983,424    11,125,944   41,379,043
Accumulation units
   redeemed and
   transferred to other
   funding options         (6,737,277) (4,378,592) (1,027,380) (196,726)  (13,544,745) (10,222,797)
                           ----------  ----------  ----------  --------   -----------  -----------
Accumulation units
   end of year             13,337,669  12,905,627          --   786,698    28,737,445   31,156,246
                           ==========  ==========  ==========  ========   ===========  ===========

                                                                                  VAN KAMPEN LIT
                             TEMPLETON GROWTH FUND   VAN KAMPEN LIT COMSTOCK     STRATEGIC GROWTH
                                  SUBACCOUNT               SUBACCOUNT               SUBACCOUNT
                                   (CLASS A)               (CLASS II)               (CLASS II)
                           ------------------------  -----------------------  ----------------------
                               2007         2006        2007        2006         2007        2006
                           -----------  -----------  ----------  -----------  ----------  ----------
Accumulation units
   beginning of year        61,698,555   67,968,570   6,977,799   6,004,260    5,179,431   5,125,536
Accumulation units
   issued and transferred
   from other funding
   options                  15,157,031   18,984,740   3,484,744   4,114,016    2,642,554   2,057,489
Accumulation units
   redeemed and
   transferred to other
   funding options         (26,186,596) (25,254,755) (2,854,842) (3,140,477)  (2,211,280) (2,003,594)
                           -----------  -----------  ----------  ----------   ----------  ----------
Accumulation units
   end of year              50,668,990   61,698,555   7,607,701   6,977,799    5,610,705   5,179,431
                           ===========  ===========  ==========  ==========   ==========  ==========

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1, the Company changed its method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007.

     As discussed in Note 20, the accompanying 2007 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 26, 2008
(May 14, 2008, as to Note 20 and January 21, 2009, as to Note 21)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2007 AND 2006

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                    2007         2006
                                                               -------------   --------
                                                               (AS RESTATED,
                                                                SEE NOTE 20)
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $46,264 and $48,406,
     respectively)...........................................     $ 45,671     $ 47,846
  Equity securities available-for-sale, at estimated fair
     value (cost: $992 and $777, respectively)...............          952          795
  Mortgage and consumer loans................................        4,404        3,595
  Policy loans...............................................          913          918
  Real estate and real estate joint ventures held-for-
     investment..............................................          541          173
  Real estate held-for-sale..................................           --            7
  Other limited partnership interests........................        1,130        1,082
  Short-term investments.....................................        1,335          777
  Other invested assets......................................        1,445        1,241
                                                                  --------     --------
     Total investments.......................................       56,391       56,434
Cash and cash equivalents....................................        1,774          649
Accrued investment income....................................          637          597
Premiums and other receivables...............................        8,320        8,410
Deferred policy acquisition costs and value of business
  acquired...................................................        4,948        5,111
Current income tax recoverable...............................           72           94
Deferred income tax assets...................................          846        1,007
Goodwill.....................................................          953          953
Other assets.................................................          753          765
Separate account assets......................................       53,867       50,067
                                                                  --------     --------
     Total assets............................................     $128,561     $124,087
                                                                  ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits.....................................     $ 19,576     $ 19,654
  Policyholder account balances..............................       33,815       35,099
  Other policyholder funds...................................        1,777        1,513
  Long-term debt -- affiliated...............................          635          435
  Payables for collateral under securities loaned and other
     transactions............................................       10,471        9,155
  Other liabilities..........................................        1,072          749
  Separate account liabilities...............................       53,867       50,067
                                                                  --------     --------
     Total liabilities.......................................      121,213      116,672
                                                                  --------     --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2007 and 2006.................................           86           86
Additional paid-in capital...................................        6,719        7,123
Retained earnings............................................          892          520
Accumulated other comprehensive income (loss)................         (349)        (314)
                                                                  --------     --------
     Total stockholders' equity..............................        7,348        7,415
                                                                  --------     --------
     Total liabilities and stockholders' equity..............     $128,561     $124,087
                                                                  ========     ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                              2007        2006     2005
                                                         -------------   ------   ------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
REVENUES
Premiums...............................................      $  353      $  308   $  281
Universal life and investment-type product policy
  fees.................................................       1,411       1,268      862
Net investment income..................................       2,893       2,839    1,438
Other revenues.........................................         251         212      132
Net investment gains (losses)..........................        (142)       (521)    (198)
                                                             ------      ------   ------
       Total revenues..................................       4,766       4,106    2,515
                                                             ------      ------   ------
EXPENSES
Policyholder benefits and claims.......................         978         792      570
Interest credited to policyholder account balances.....       1,299       1,316      720
Other expenses.........................................       1,446       1,173      678
                                                             ------      ------   ------
       Total expenses..................................       3,723       3,281    1,968
                                                             ------      ------   ------
Income from continuing operations before provision for
  income tax...........................................       1,043         825      547
Provision for income tax...............................         303         228      156
                                                             ------      ------   ------
Income from continuing operations......................         740         597      391
Income from discontinued operations, net of income
  tax..................................................           4          --       --
                                                             ------      ------   ------
Net income.............................................      $  744      $  597   $  391
                                                             ======      ======   ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                  ACCUMULATED OTHER
                                                                             COMPREHENSIVE INCOME (LOSS)
                                                                            ----------------------------
                                                                                  NET          FOREIGN
                                                    ADDITIONAL                UNREALIZED       CURRENCY
                                           COMMON     PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                            STOCK     CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS    TOTAL
                                           ------   ----------   --------   --------------   -----------   ------
Balance at January 1, 2005...............    $11      $  471       $ 190         $  30           $--       $  702
MetLife Insurance Company of
  Connecticut's common stock purchased by
  MetLife, Inc. (Notes 2 and 3)..........     75       6,709                                                6,784
Comprehensive income (loss):
  Net income.............................                            391                                      391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (1)                        (1)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                         (445)                      (445)
     Foreign currency translation
       adjustments, net of income tax....                                                          2            2
                                                                                                           ------
     Other comprehensive income (loss)...                                                                    (444)
                                                                                                           ------
  Comprehensive income (loss)............                                                                     (53)
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2005.............     86       7,180         581          (416)            2        7,433
Revisions of purchase price pushed down
  to MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2).....................................                 40                                                   40
Dividend paid to MetLife, Inc. ..........               (259)       (658)                                    (917)
Capital contribution of intangible assets
  from MetLife, Inc., net of income tax
  (Notes 8 and 14).......................                162                                                  162
Comprehensive income:
  Net income.............................                            597                                      597
  Other comprehensive income:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (5)                        (5)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          107                        107
     Foreign currency translation
       adjustments, net of income tax....                                                         (2)          (2)
                                                                                                           ------
     Other comprehensive income..........                                                                     100
                                                                                                           ------
  Comprehensive income...................                                                                     697
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2006.............     86       7,123         520          (314)           --        7,415
Cumulative effect of change in accounting
  principle, net of income tax (Note 1)..                            (86)                                     (86)
                                             ---      ------       -----         -----           ---       ------
Balance at January 1, 2007...............     86       7,123         434          (314)           --        7,329
Dividend paid to MetLife, Inc. ..........               (404)       (286)                                    (690)
Comprehensive income:
  Net income, (As Restated, See Note
     20).................................                            744                                      744
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax........................                                           (2)                        (2)
     Unrealized investment gains
       (losses), net of related offsets
       and income tax....................                                          (45)                       (45)
     Foreign currency translation
       adjustments, net of income tax,
       (As Restated, See Note 20)........                                                         12           12
                                                                                                           ------
     Other comprehensive income (loss),
       (As Restated, See Note 20)........                                                                     (35)
                                                                                                           ------
  Comprehensive income, (As Restated, See
     Note 20)............................                                                                     709
                                             ---      ------       -----         -----           ---       ------
Balance at December 31, 2007, (As
  Restated, See Note 20).................    $86      $6,719       $ 892         $(361)          $12       $7,348
                                             ===      ======       =====         =====           ===       ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)


                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..........................................     $    744     $    597   $    391
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization expenses.........           26            6          4
     Amortization of premiums and accretion of
       discounts associated with investments, net...           11           74        112
     Losses from sales of investments and
       businesses, net..............................          145          521        198
     Gain from recapture of ceded reinsurance.......          (22)          --         --
     Undistributed equity earnings of real estate
       joint ventures and other limited partnership
       interests....................................         (121)         (83)       (19)
     Interest credited to policyholder account
       balances.....................................        1,299        1,316        720
     Universal life and investment-type product
       policy fees..................................       (1,411)      (1,268)      (862)
     Change in accrued investment income............          (35)           2        (68)
     Change in premiums and other receivables.......          360         (509)      (415)
     Change in deferred policy acquisition costs,
       net..........................................           61         (234)      (211)
     Change in insurance-related liabilities........           71          234        812
     Change in trading securities...................           --          (43)       103
     Change in income tax payable...................          308          156        298
     Change in other assets.........................          681          586        574
     Change in other liabilities....................          234         (351)      (876)
     Other, net.....................................           --           --          2
                                                         --------     --------   --------
Net cash provided by operating activities...........        2,351        1,004        763
                                                         --------     --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities......................       21,546       27,706     24,008
     Equity securities..............................          146          218        221
     Mortgage and consumer loans....................        1,208        1,034        748
     Real estate and real estate joint ventures.....          155          126         65
     Other limited partnership interests............          465          762        173
  Purchases of:
     Fixed maturity securities......................      (19,365)     (23,840)   (32,850)
     Equity securities..............................         (357)        (109)        --
     Mortgage and consumer loans....................       (2,030)      (2,092)      (500)
     Real estate and real estate joint ventures.....         (458)         (56)       (13)
     Other limited partnership interests............         (515)        (343)      (330)
  Net change in policy loans........................            5           (2)         3
  Net change in short-term investments..............         (558)         991        599
  Net change in other invested assets...............         (175)        (316)       233
  Other, net........................................           16            1          3
                                                         --------     --------   --------
Net cash provided by (used in) investing
  activities........................................     $     83     $  4,080   $ (7,640)
                                                         --------     --------   --------




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005 -- (CONTINUED)

                                  (IN MILLIONS)

                                                           2007         2006       2005
                                                      -------------   --------   --------
                                                      (AS RESTATED,
                                                       SEE NOTE 20)
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.......................................     $ 11,395     $  8,185   $ 11,230
     Withdrawals....................................      (13,563)     (11,637)   (12,369)
  Net change in payables for collateral under
     securities loaned and other transactions.......        1,316         (582)     7,675
  Net change in short-term debt -- affiliated.......           --           --        (26)
  Long-term debt issued -- affiliated...............          200           --        400
  Dividends on common stock.........................         (690)        (917)        --
  Financing element on certain derivative
     instruments....................................           33          (55)       (49)
  Contribution of MetLife Insurance Company of
     Connecticut from MetLife, Inc. ................           --           --        443
                                                         --------     --------   --------
Net cash (used in) provided by financing
  activities........................................       (1,309)      (5,006)     7,304
                                                         --------     --------   --------
Change in cash and cash equivalents.................        1,125           78        427
Cash and cash equivalents, beginning of year........          649          571        144
                                                         --------     --------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR..............     $  1,774     $    649   $    571
                                                         ========     ========   ========
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.......................................     $     33     $     31   $     18
                                                         ========     ========   ========
     Income tax.....................................     $     (6)    $     81   $     87
                                                         ========     ========   ========
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of
       Connecticut acquired by MetLife, Inc. and
       contributed to MetLife Investors USA
       Insurance Company, net of cash received of
       $0, $0 and $443 million......................     $     --     $     --   $  6,341
                                                         ========     ========   ========
     Contribution of equity securities to MetLife
       Foundation...................................     $     12     $     --   $     --
                                                         ========     ========   ========
     Contribution of other intangible assets from
       MetLife, Inc., net of deferred income tax....     $     --     $    162   $     --
                                                         ========     ========   ========
     Contribution of goodwill from MetLife, Inc. ...     $     --     $     29   $     --
                                                         ========     ========   ========




--------

See Note 9 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the year ended December 31, 2007, which is included in the change in premiums and other receivables in net cash provided by operating activities.

See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MetLife Investors USA Insurance Company.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE 20)

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC"), a former subsidiary, was merged with and into MetLife Insurance Company of Connecticut, its parent. The merger had no impact on the Company's consolidated financial statements.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Insurance Company of Connecticut. See Note 3.

     On July 1, 2005 (the "Acquisition Date"), MetLife Insurance Company of Connecticut became a wholly-owned subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Insurance Company of Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     During the second quarter of 2007, the nature of the Company's partnership interest in Greenwich Street Investments, LP ("Greenwich") changed such that Greenwich is no longer consolidated and is now accounted for under the equity method of accounting. During the second quarter of 2006, the Company's ownership interest in Tribeca Citigroup Investments, Ltd. ("Tribeca") declined to a position whereby Tribeca is no longer consolidated and is now accounted for under the equity method of accounting. As such, there was no minority interest liability at December 31, 2007. Minority interest related to Greenwich included in other liabilities was $43 million at December 31, 2006.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2007 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the application of the consolidation rules to certain investments;

          (v)   the fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the measurement of goodwill and related impairment, if any;

          (viii) the liability for future policyholder benefits;

          (ix) accounting for income taxes and the valuation of deferred tax assets;

          (x)   accounting for reinsurance transactions; and

          (xi)  the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair values of assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments, and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


     value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. For its cost method investments, the Company follows an impairment analysis which is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments, and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

          The use of different methodologies and assumptions as to the determination of the fair value of investments, the timing and amount of impairments, the recognition of income, or consolidation of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts, as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The net book value of property, equipment and leasehold improvements was less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $72 million and $52 million at December 31, 2007 and 2006, respectively. Accumulated amortization of capitalized software was $11 million and $3 million at December 31, 2007 and 2006, respectively. Related amortization expense was $11 million, $3 million and $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements", effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple or a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 3% to 8%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 4% to 11%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rates used in establishing such liabilities range from 4% to 7%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rates used in establishing such liabilities range from 3% to 6%.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and are included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances are equal to:
(i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 1% to 13%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care ("LTC") claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees, and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     MetLife Insurance Company of Connecticut files a consolidated U.S. federal income tax return with its includable subsidiaries in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Prior to the transfer of MLI-USA to MetLife Insurance Company of Connecticut, MLI-USA joined MetLife's includable subsidiaries in filing a federal income tax return. MLI-USA joined MetLife Insurance Company of Connecticut's includable subsidiaries as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     In connection with the Acquisition, for U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred tax asset established for the taxable difference from the book basis.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

     (i) future taxable income exclusive of reversing temporary differences and carryforwards;

     (ii) future reversals of existing taxable temporary differences;

     (iii) taxable income in prior carryback years; and

     (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 11) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements", the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its life insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("MLIC"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from MLIC.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The functional currencies of foreign operations are the currencies in which these operations principally do business, typically local currencies, unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to legal actions and is involved in regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain matters, or the use of different assumptions in the determination of amounts recorded, could have a material adverse effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. See also Note 11.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in Statement of Financial Accounting Standards ("SFAS") No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and non-medical health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of $86 million, net of income tax of $46 million, which was recorded as a reduction to retained earnings.

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

       (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

       (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

       (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

       (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


       through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives:
       Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2").

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. In addition to new disclosure requirements, the adoption of SFAS 157 changes the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as well as changing the valuation of embedded derivatives associated with annuity contracts. The change in valuation of embedded derivatives associated with annuity contracts results from the incorporation of risk margins and the Company's own credit standing in their valuation. As a result of the adoption of SFAS 157 on January 1, 2008, the Company expects such changes to result in a gain in the range of $30 million to $50 million, net of income tax, in the Company's consolidated statement of income.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments. Accordingly, there was no impact on the Company's retained earnings or equity as of January 1, 2008.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     In June 2007, the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies ("SOP 07-1"). Upon adoption of SOP 07-1, the Company must also adopt the provisions of FASB Staff Position FSP No. FIN 46(r)-7, Application of FASB Interpretation No. 46 to Investment Companies ("FSP FIN 46(r)-7"), which permanently exempts investment companies from applying the provisions of FIN No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51, and its December 2003 revision ("FIN 46(r)") to investments carried at fair value. SOP 07-1 provides guidance for determining whether an entity falls within the scope of the AICPA Audit and Accounting Guide Investment Companies and whether investment company accounting should be retained by a parent company upon consolidation of an investment company subsidiary or by an equity method investor in an investment company. In certain circumstances, SOP 07-1 precludes retention of specialized accounting for investment companies (i.e., fair value accounting), when similar direct investments exist in the consolidated group and are measured on a basis inconsistent with that applied to investment companies. Additionally, SOP 07-1 precludes retention of specialized accounting for investment companies if the reporting entity does not distinguish through documented policies the nature and type of investments to be held in the investment companies from those made in the consolidated group where other accounting guidance is being applied. In February 2008, the FASB issued FSP No. SOP 7-1-1, Effective Date of AICPA Statement of Position 07-1, which delays indefinitely the effective date of SOP 07-1. The Company is closely monitoring further FASB developments.

     In May 2007, the FASB issued FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FIN No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 applies to fiscal years beginning after November 15, 2007. FSP 39-1 will be applied retrospectively, unless it is impracticable to do so. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 will not have an impact on the Company's financial statements.

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160") which are effective for fiscal years beginning after December 15, 2008. Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial, or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

  Other

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In January 2008, the FASB cleared SFAS 133 Implementation Issue E23, Clarification of the Application of the Shortcut Method ("Issue E23"). Issue E23 amends SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities would not be precluded from assuming no ineffectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. Issue E23 is effective for hedging relationships designated on or after January 1, 2008. The Company does not expect the adoption of Issue E23 to have a material impact on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Insurance Company of Connecticut became a subsidiary of MetLife. MetLife Insurance Company of Connecticut, together with substantially all of Citigroup's international insurance businesses, excluding Primerica, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Insurance Company of Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Insurance Company of Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition.

     The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Insurance Company of Connecticut be identified and measured at their fair value as of the acquisition date. As of July 1, 2005 the net fair value of assets acquired and liabilities assumed totaled $5.9 billion, resulting in goodwill of $885 million. Further information on goodwill is described in Note 7. See Note 6 for the VOBA acquired as part of the acquisition and Note 8 for the value of distribution agreements ("VODA") and the value of customer relationships acquired ("VOCRA").

3.  CONTRIBUTION OF METLIFE INSURANCE COMPANY OF CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Insurance Company of Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a transfer agreement ("Transfer Agreement"), pursuant to which MetLife Insurance Company of Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Insurance Company of Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Insurance Company of Connecticut. MetLife Insurance Company of Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Insurance Company of Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Insurance Company of Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Insurance Company of Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Insurance Company of Connecticut. Accordingly, all financial data included in these financial statement periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Insurance Company of Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The equity of MetLife Insurance Company of Connecticut has been adjusted to reflect the return of the MetLife Insurance Company of Connecticut common stock by MetLife in connection with the transfer of MLI-USA to MetLife Insurance Company of Connecticut as follows:

                                                                      ACCUMULATED
                                                                         OTHER
                                                                     COMPREHENSIVE
                                                                        INCOME
                                                                   ----------------
                                           ADDITIONAL               NET UNREALIZED
                                  COMMON     PAID-IN    RETAINED   INVESTMENT GAINS
                                   STOCK     CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                  ------   ----------   --------   ----------------   ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife in the
  Acquisition on July 1, 2005...   $100      $6,684        $--            $--         $6,784
Return of MetLife Insurance
  Company of Connecticut's
  common stock from MetLife.....    (25)(1)      25         --             --             --
                                   ----      ------        ---            ---         ------
MetLife Insurance Company of
  Connecticut's common stock
  purchased by MetLife on July
  1, 2005, as adjusted..........   $ 75      $6,709        $--            $--         $6,784
                                   ====      ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Insurance Company of Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Insurance Company of Connecticut in anticipation of the transfer of MLI-USA to MetLife Insurance Company of Connecticut, for a total adjustment of $25 million.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                       DECEMBER 31, 2007
                                        ----------------------------------------------
                                                        GROSS
                                         COST OR      UNREALIZED
                                        AMORTIZED   -------------    ESTIMATED    % OF
                                           COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                        ---------   ----   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
Residential mortgage-backed
  securities..........................    11,914      98       80      11,932     26.1
Foreign corporate securities..........     6,536      83      184       6,435     14.1
U.S.Treasury/agency securities........     3,976     126       11       4,091      9.0
Commercial mortgage-backed
  securities..........................     3,182      28       67       3,143      6.9
Asset-backed securities...............     2,236       4      108       2,132      4.7
Foreign government securities.........       635      55        2         688      1.5
State and political subdivision
  securities..........................       611       4       40         575      1.2
                                         -------    ----   ------     -------    -----
  Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                         =======    ====   ======     =======    =====
Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
Common stock..........................       215       9        7         217     22.8
                                         -------    ----   ------     -------    -----
  Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                         =======    ====   ======     =======    =====




                                                       DECEMBER 31, 2006
                                         --------------------------------------------
                                                        GROSS
                                          COST OR     UNREALIZED
                                         AMORTIZED   -----------    ESTIMATED    % OF
                                            COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                         ---------   ----   ----   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities..............   $17,331    $101   $424     $17,008     35.5%
Residential mortgage-backed
  securities...........................    11,951      40     78      11,913     24.9
Foreign corporate securities...........     5,563      64    128       5,499     11.5
U.S.Treasury/agency securities.........     5,455       7    126       5,336     11.2
Commercial mortgage-backed securities..     3,353      19     47       3,325      6.9
Asset-backed securities................     3,158      14     10       3,162      6.6
Foreign government securities..........       533      45      5         573      1.2
State and political subdivision
  securities...........................     1,062       6     38       1,030      2.2
                                          -------    ----   ----     -------    -----
  Total fixed maturity securities......   $48,406    $296   $856     $47,846    100.0%
                                          =======    ====   ====     =======    =====
Non-redeemable preferred stock.........   $   671    $ 22   $  9     $   684     86.0%
Common stock...........................       106       6      1         111     14.0
                                          -------    ----   ----     -------    -----
  Total equity securities..............   $   777    $ 28   $ 10     $   795    100.0%
                                          =======    ====   ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $911 million and $472 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2007 and 2006, respectively.

     The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio. The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government corporations and agencies. Additionally, at December 31, 2007 and 2006, the Company had exposure to fixed maturity securities backed by sub-prime mortgages with estimated fair values of $570 million and $819 million, respectively, and unrealized losses of $45 million and $2 million, respectively. These securities are classified within asset-backed securities in the immediately preceding tables. At December 31, 2007, 14% have been guaranteed by financial guarantors, of which 57% was guaranteed by financial guarantors who remained Aaa rated through February 2008. Overall, at December 31, 2007, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantors of which $537 million, $499 million and $195 million at December 31, 2007, are included within corporate securities, state and political subdivisions and asset-backed securities, respectively, and 84% were guaranteed by financial guarantors who remained Aaa rated through February 2008.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.8 billion and $3.2 billion at December 31, 2007 and 2006, respectively. These securities had net unrealized gains (losses) of $(94) million and $51 million at December 31, 2007 and 2006, respectively. Non-income producing fixed maturity securities were $1 million and $6 million at December 31, 2007 and 2006, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million and $1 million at December 31, 2007 and 2006, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2007                     2006
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................   $ 1,172      $ 1,163     $ 1,620      $ 1,616
Due after one year through five years...     8,070        8,035       9,843        9,733
Due after five years through ten years..     7,950        7,858       7,331        7,226
Due after ten years.....................    11,740       11,408      11,150       10,871
                                           -------      -------     -------      -------
  Subtotal..............................    28,932       28,464      29,944       29,446
Mortgage-backed and asset-backed
  securities............................    17,332       17,207      18,462       18,400
                                           -------      -------     -------      -------
  Total fixed maturity securities.......   $46,264      $45,671     $48,406      $47,846
                                           =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                   YEARS ENDED DECEMBER 31,
                                                 ---------------------------
                                                   2007      2006      2005
                                                 -------   -------   -------
                                                        (IN MILLIONS)
Proceeds.......................................  $14,826   $23,901   $22,241
Gross investment gains.........................  $   146   $    73   $    48
Gross investment losses........................  $  (373)  $  (519)  $  (347)


  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                               DECEMBER 31, 2007
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 6,643          $316          $ 5,010          $302          $11,653         $  618
Residential mortgage-
  backed securities.....      2,374            52            1,160            28            3,534             80
Foreign corporate
  securities............      2,350            86            2,234            98            4,584            184
U.S. Treasury/agency
  securities............        307             2              343             9              650             11
Commercial mortgage-
  backed securities.....        417            26            1,114            41            1,531             67
Asset-backed
  securities............      1,401            91              332            17            1,733            108
Foreign government
  securities............         63             1               62             1              125              2
State and political
  subdivision
  securities............         84             9              387            31              471             40
                            -------          ----          -------          ----          -------         ------
  Total fixed maturity
     securities.........    $13,639          $583          $10,642          $527          $24,281         $1,110
                            =======          ====          =======          ====          =======         ======
Equity securities.......    $   386          $ 42          $   190          $ 28          $   576         $   70
                            =======          ====          =======          ====          =======         ======
Total number of
  securities in an
  unrealized loss
  position..............      2,011                          1,487
                            =======                        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                               DECEMBER 31, 2006
                          ------------------------------------------------------------------------------------------
                                                          EQUAL TO OR GREATER THAN 12
                               LESS THAN 12 MONTHS                  MONTHS                          TOTAL
                          ----------------------------   ----------------------------   ----------------------------
                           ESTIMATED        GROSS         ESTIMATED        GROSS         ESTIMATED        GROSS
                          FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS   FAIR VALUE   UNREALIZED LOSS
                          ----------   ---------------   ----------   ---------------   ----------   ---------------
                                                  (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate
  securities............    $ 4,895          $104          $ 7,543          $320          $12,438          $424
Residential mortgage-
  backed securities.....      4,113            20            3,381            58            7,494            78
Foreign corporate
  securities............      1,381            29            2,547            99            3,928           128
U.S. Treasury/agency
  securities............      2,995            48            1,005            78            4,000           126
Commercial mortgage-
  backed securities.....        852             6            1,394            41            2,246            47
Asset-backed
  securities............        965             3              327             7            1,292            10
Foreign government
  securities............         51             1               92             4              143             5
State and political
  subdivision
  securities............         29             2              414            36              443            38
                            -------          ----          -------          ----          -------          ----
  Total fixed maturity
     securities.........    $15,281          $213          $16,703          $643          $31,984          $856
                            =======          ====          =======          ====          =======          ====
Equity securities.......    $   149          $  3          $   188          $  7          $   337          $ 10
                            =======          ====          =======          ====          =======          ====
Total number of
  securities in an
  unrealized loss
  position..............      1,955                          2,318
                            =======                        =======



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                         DECEMBER 31, 2007
                      ---------------------------------------------------------------------------------------
                         COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                      ---------------------------   ---------------------------   ---------------------------
                      LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                      -------------   -----------   -------------   -----------   -------------   -----------
                                             (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six
  months............     $10,721          $484          $  368          $130          1,923            98
Six months or
  greater but less
  than nine months..       3,011            --             155            --            337            --
Nine months or
  greater but less
  than twelve
  months............       1,560            --              86            --            174            --
Twelve months or
  greater...........      10,261            --             441            --          1,375            --
                         -------          ----          ------          ----
  Total.............     $25,553          $484          $1,050          $130
                         =======          ====          ======          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            DECEMBER 31, 2006
                         ---------------------------------------------------------------------------------------
                            COST OR AMORTIZED COST        GROSS UNREALIZED LOSS          NUMBER OF SECURITIES
                         ---------------------------   ---------------------------   ---------------------------
                         LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE   LESS THAN 20%   20% OR MORE
                         -------------   -----------   -------------   -----------   -------------   -----------
                                                (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...     $12,922          $ 9            $150           $ 4           1,537            15
Six months or greater
  but less than nine
  months...............         568           --               6            --              78             1
Nine months or greater
  but less than twelve
  months...............       2,134           14              52             4             323             1
Twelve months or
  greater..............      17,540           --             650            --           2,318            --
                            -------          ---            ----           ---
  Total................     $33,164          $23            $858           $ 8
                            =======          ===            ====           ===



     At December 31, 2007 and 2006, $1,050 million and $858 million, respectively, of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 4% and 3%, respectively, of the cost or amortized cost of such securities.

     At December 31, 2007, $130 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% of the cost or amortized cost of such securities. All of such unrealized losses of $130 million were related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities. The Company held two fixed maturity and equity securities, each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

     At December 31, 2007 and 2006, the Company had $1.2 billion and $866 million, respectively, of gross unrealized losses related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
SECTOR:
  U.S. corporate securities..................................    52%    49%
  Foreign corporate securities...............................    16     15
  Asset-backed securities....................................     9      1
  Residential mortgage-backed securities.....................     7      9
  Commercial mortgage-backed securities......................     6      5
  U.S. Treasury/agency securities............................     1     15
  Other......................................................     9      6
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
INDUSTRY:
  Finance....................................................    36%    18%
  Industrial.................................................    23     26
  Mortgage-backed............................................    13     14
  Utility....................................................     8     10
  Government.................................................     1     15
  Other......................................................    19     17
                                                                ---    ---
     Total...................................................   100%   100%
                                                                ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in interest rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.9 billion and $8.8 billion and an estimated fair value of $9.8 billion and $8.6 billion were on loan under the program at December 31, 2007 and 2006, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $10.1 billion and $8.9 billion at December 31, 2007 and 2006, respectively. Security collateral of $40 million and $83 million on deposit from customers in connection with the securities lending transactions at December 31, 2007 and 2006, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $22 million and $20 million at December 31, 2007 and 2006, respectively, consisting primarily of fixed maturity and equity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 5. Additionally, the Company has pledged certain of its fixed maturity securities in support of its funding agreements as described in Note 8.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2007               2006
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Commercial mortgage loans.....................  $3,125      71%    $2,095      58%
Agricultural mortgage loans...................   1,265      29      1,460      41
Consumer loans................................      22      --         46       1
                                                ------     ---     ------     ---
  Total.......................................   4,412     100%     3,601     100%
                                                           ===                ===
Less: Valuation allowances....................       8                  6
                                                ------             ------
  Total mortgage and consumer loans...........  $4,404             $3,595
                                                ======             ======



     Mortgage loans are collateralized by properties primarily located in the United States. At December 31, 2007, 26%, 7% and 7% of the value of the Company's mortgage and consumer loans were located in California, Florida and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2007   2006   2005
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Balance at January 1,....................................   $ 6    $ 9    $ 1
Additions................................................     7      3      8
Deductions...............................................    (5)    (6)    --
                                                            ---    ---    ---
Balance at December 31,..................................   $ 8    $ 6    $ 9
                                                            ===    ===    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consisted of the following:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Impaired loans with valuation allowances.....................   $65    $--
Impaired loans without valuation allowances..................     2      8
                                                                ---    ---
  Subtotal...................................................    67      8
Less: Valuation allowances on impaired loans.................     4     --
                                                                ---    ---
  Impaired loans.............................................   $63    $ 8
                                                                ===    ===



     The average investment on impaired loans was $21 million, $32 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively. Interest income on impaired loans was $3 million, $1 million and $2 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     The investment in restructured loans was less than $1 million at December 31, 2007. There was no investment in restructured loans at December 31, 2006. Interest income, recognized on restructured loans, was less than $1 million for both years ended December 31, 2007 and 2006, respectively. There was no interest income on restructured loans for the year ended December 31, 2005. Gross interest income that would have been recorded in accordance with the original terms of such loans amounted to less than $1 million for each of the years ended December 31, 2007 and 2006. There was no gross interest income that would have been recorded in accordance with the original terms of such loans for the year ended December 31, 2005.

     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing, had an amortized cost of less than $1 million and $6 million at December 31, 2007 and 2006, respectively. There were no mortgage and consumer loans on which interest no longer accrued at both December 31, 2007 and 2006. There were no mortgage and consumer loans in foreclosure at both December 31, 2007 and 2006.

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER
                                                                31,
                                                            -----------
                                                            2007   2006
                                                            ----   ----
                                                                (IN
                                                             MILLIONS)
Real estate...............................................  $ 86   $ 30
Accumulated depreciation..................................   (11)    (1)
                                                            ----   ----
Net real estate...........................................    75     29
Real estate joint ventures................................   466    144
                                                            ----   ----
  Real estate and real estate joint ventures..............   541    173
Real estate held-for-sale.................................    --      7
                                                            ----   ----
  Total real estate holdings..............................  $541   $180
                                                            ====   ====



     Related depreciation expense on real estate was $8 million for the year ended December 31, 2007. Depreciation expense on real estate was less than $1 million for both years ended December 31, 2006 and 2005. There was no depreciation expense related to discontinued operations for the years ended December 31, 2007 and 2005. Depreciation expense related to discontinued operations was less than $1 million of the year ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     There were no impairments recognized on real estate held-for-sale for the years ended December 31, 2007, 2006 and 2005. The carrying value of non-income producing real estate was $1 million at December 31, 2007. There was no non-income producing real estate at December 31, 2006. The Company did not own any real estate acquired in satisfaction of debt during the years ended December 31, 2007 and 2006.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2007               2006
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Development joint ventures....................   $287       53%     $ --       --%
Real estate investment funds..................    111       21        93       52
Office........................................     88       16        46       26
Apartments....................................     35        6        --       --
Agriculture...................................     19        4        28       15
Land..........................................      1       --         1       --
Retail........................................     --       --        12        7
                                                 ----      ---      ----      ---
  Total real estate holdings..................   $541      100%     $180      100%
                                                 ====      ===      ====      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2007, 22%, 21%, 6% and 5% of the Company's real estate holdings were located in California, New York, Texas and Florida, respectively.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that make private equity investments in companies in the United States and overseas) was $1.1 billion at both December 31, 2007 and 2006. Included within other limited partnership interests at December 31, 2007 and 2006 were $433 million and $354 million, respectively, of hedge funds. For the years ended December 31, 2007, 2006 and 2005, net investment income from other limited partnership interests included $16 million, $30 million and $4 million, respectively, related to hedge funds.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2007     2006     2005
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $2,803   $2,719   $1,377
Equity securities...................................      45       17        6
Mortgage and consumer loans.........................     263      182      113
Policy loans........................................      53       52       26
Real estate and real estate joint ventures..........      81       29        2
Other limited partnership interests.................     164      238       33
Cash, cash equivalents and short-term investments...     104      137       71
Other...............................................       7        8       --
                                                      ------   ------   ------
  Total investment income...........................   3,520    3,382    1,628
Less: Investment expenses...........................     627      543      190
                                                      ------   ------   ------
  Net investment income.............................  $2,893   $2,839   $1,438
                                                      ======   ======   ======



     For the years ended December 31, 2007 and 2006, affiliated investment expense of $36 million and $32 million, respectively, related to investment expenses, is included in the table above. There were no affiliated investment expenses for the year ended December 31, 2005. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                    -----------------------------
                                                    (AS RESTATED,
                                                     SEE NOTE 20)
                                                    -------------   -----   -----
                                                         2007        2006    2005
                                                    -------------   -----   -----
                                                            (IN MILLIONS)
Fixed maturity securities.........................      $(272)      $(497)  $(300)
Equity securities.................................         15          10       1
Mortgage and consumer loans.......................         (2)          7      (9)
Real estate and real estate joint ventures........          1          64       7
Other limited partnership interests...............        (19)         (1)     (1)
Sales of businesses...............................         --          --       2
Derivatives.......................................        305         177      (2)
Other.............................................       (170)       (281)    104
                                                        -----       -----   -----
  Net investment gains (losses)                         $(142)      $(521)  $(198)
                                                        =====       =====   =====



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $30 million and $41 million for the years ended December 31, 2007 and 2006, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2005.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Fixed maturity securities............................  $(606)  $(566)  $(639)
Equity securities....................................    (38)     17      (4)
Derivatives..........................................    (13)     (9)     (2)
Other................................................      8       7     (19)
                                                       -----   -----   -----
  Subtotal...........................................   (649)   (551)   (664)
                                                       -----   -----   -----
Amounts allocated from:
  Insurance liability loss recognition...............     --      --     (78)
  DAC and VOBA.......................................     93      66     102
                                                       -----   -----   -----
  Subtotal...........................................     93      66      24
                                                       -----   -----   -----
Deferred income tax..................................    195     171     224
                                                       -----   -----   -----
  Subtotal...........................................    288     237     248
                                                       -----   -----   -----
Net unrealized investment gains (losses).............  $(361)  $(314)  $(416)
                                                       =====   =====   =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Balance, January 1,..................................  $(314)  $(416)  $  30
Unrealized investment gains (losses) during the
  year...............................................    (98)    113    (756)
Unrealized investment gains (losses) relating to:
  Insurance liability gain (loss) recognition........     --      78     (78)
  DAC and VOBA.......................................     27     (36)    148
  Deferred income tax................................     24     (53)    240
                                                       -----   -----   -----
Balance, December 31,................................  $(361)  $(314)  $(416)
                                                       =====   =====   =====
Net change in unrealized investment gains (losses)...  $ (47)  $ 102   $(446)
                                                       =====   =====   =====



  TRADING SECURITIES

     MetLife Insurance Company of Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of the feeder fund and consolidated the fund within its consolidated financial statements. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned on trading securities in addition to the net realized and unrealized gains (losses), was $12 million and $6 million for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, was accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                            DECEMBER 31, 2007
                                                         -----------------------
                                                                       MAXIMUM
                                                           TOTAL     EXPOSURE TO
                                                         ASSETS(1)     LOSS(2)
                                                         ---------   -----------
                                                              (IN MILLIONS)
Asset-backed securitizations...........................   $ 1,140       $   77
Real estate joint ventures(3)..........................       942           44
Other limited partnership interests(4).................     3,876          418
Trust preferred securities(5)..........................    22,775          546
Other investments(6)...................................     1,600           79
                                                          -------       ------
  Total................................................   $30,333       $1,164
                                                          =======       ======



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value. The assets of the real estate joint ventures, other limited partnership interests, trust preferred securities and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's consolidated balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss relating to the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests, trust preferred securities and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

   (5) Trust preferred securities are complex, uniquely structured investments which contain features of both equity and debt, may have an extended or no stated maturity, and may be callable at the issuer's option after a defined period of time.

   (6) Other investments include securities that are not trust preferred securities or asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  RELATED PARTY INVESTMENT TRANSACTIONS

     As of December 31, 2007 and 2006, the Company held $582 million and $581 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments. Net investment income from these invested assets was $25 million, $29 million and $10 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Estimated fair market value of assets transferred to
  affiliates.........................................  $628     $164     $ 79
Amortized cost of assets transferred to affiliates...  $629     $164     $ 78
Net investment gains (losses) recognized on
  transfers..........................................  $ (1)    $ --     $  1
Estimated fair market value of assets transferred
  from affiliates....................................  $836     $ 89     $830


5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments held at:

                                            DECEMBER 31, 2007                 DECEMBER 31, 2006
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Interest rate swaps................   $12,437   $  336       $144       $ 8,841   $  431       $ 70
Interest rate floors...............    12,071      159         --         9,021       71         --
Interest rate caps.................    10,715        7         --         6,715        6         --
Financial futures..................       721        2          5           602        6          1
Foreign currency swaps.............     3,716      788         97         2,723      580         66
Foreign currency forwards..........       167        2         --           124        1         --
Options............................        --       85          1            --       80          7
Financial forwards.................     1,108       20         --           900       --         15
Credit default swaps...............     1,013        5          3         1,231        1          5
                                      -------   ------       ----       -------   ------       ----
  Total............................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                      =======   ======       ====       =======   ======       ====



     The above table does not include notional amounts for equity futures, equity variance swaps and equity options. At December 31, 2007 and 2006, the Company owned 403 and 290 equity futures, respectively. Fair values of equity futures are included in financial futures in the preceding table. At December 31, 2007 and 2006, the Company owned 122,153 and 85,500 equity variance swaps, respectively. Fair values of equity variance swaps are included in financial forwards in the preceding table. At December 31, 2007 and 2006, the Company owned 821,100 and 1,022,900 equity options, respectively. Fair values of equity options are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2007:

                                                             REMAINING LIFE
                         -------------------------------------------------------------------------------------
                                              AFTER ONE YEAR      AFTER FIVE YEARS
                         ONE YEAR OR LESS   THROUGH FIVE YEARS   THROUGH TEN YEARS   AFTER TEN YEARS    TOTAL
                         ----------------   ------------------   -----------------   ---------------   -------
                                                             (IN MILLIONS)
Interest rate swaps....       $ 4,723             $ 4,963             $ 1,352             $1,399       $12,437
Interest rate floors...            --               2,551               9,520                 --        12,071
Interest rate caps.....         8,702               2,013                  --                 --        10,715
Financial futures......           634                  --                  --                 87           721
Foreign currency
  swaps................            20               2,593                 836                267         3,716
Foreign currency
  forwards.............           165                  --                  --                  2           167
Financial forwards.....            --                  --                  --              1,108         1,108
Credit default swaps...           205                 519                 289                 --         1,013
                              -------             -------             -------             ------       -------
  Total................       $14,449             $12,639             $11,997             $2,863       $41,948
                              =======             =======             =======             ======       =======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                      DECEMBER 31, 2007                 DECEMBER 31, 2006
                               -------------------------------   -------------------------------
                                               FAIR VALUE                        FAIR VALUE
                               NOTIONAL   --------------------   NOTIONAL   --------------------
                                AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                               --------   ------   -----------   --------   ------   -----------
                                                         (IN MILLIONS)
Fair value...................   $   651   $   20       $  3       $    69   $   --       $  1
Cash flow....................       486       85          3           455       42         --
Non-qualifying...............    40,811    1,299        244        29,633    1,134        163
                                -------   ------       ----       -------   ------       ----
  Total......................   $41,948   $1,404       $250       $30,157   $1,176       $164
                                =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2007   2006   2005
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances.....   $(6)   $(9)   $(1)
Non-qualifying hedges:
  Net investment gains (losses)..........................    82     73     (8)
                                                            ---    ---    ---
     Total...............................................   $76    $64    $(9)
                                                            ===    ===    ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2007   2006   2005
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Changes in the fair value of derivatives................  $ 18    $(1)   $--
Changes in the fair value of the items hedged...........   (20)     2     --
                                                          ----    ---    ---
Net ineffectiveness of fair value hedging activities....  $ (2)   $ 1    $--
                                                          ====    ===    ===



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the years ended December 31, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. For the year ended December 31, 2005, the Company recognized insignificant net investment gains (losses), which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the years ended December 31, 2007, 2006 and 2005, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2007, 2006 and 2005.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2007   2006   2005
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,....................................................  $ (9)  $ (2)   $(4)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of cash flow hedges...    39     41      1
Amounts reclassified to net investment gains (losses)...   (43)   (48)     1
                                                          ----   ----    ---
Other comprehensive income (loss) balance at December
  31,...................................................  $(13)  $ (9)   $(2)
                                                          ====   ====    ===



     At December 31, 2007, $65 million of the deferred net gain (loss) on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings during the year ending December 31, 2008.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities; and
(vii) basis swaps to better match the cash flows of assets and related liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2007   2006   2005
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives...........................................  $112    $16   $(37)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and affiliated reinsurance contracts related to guaranteed minimum withdrawal contracts, guaranteed minimum accumulation contracts and certain guaranteed minimum income contracts.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Embedded derivative assets...................................  $125    $17
Embedded derivative liabilities..............................  $ --    $ 3


     The following table presents changes in fair value related to embedded derivatives:

                                                                    YEARS ENDED
                                                                   DECEMBER 31,
                                                                ------------------
                                                                2007   2006   2005
                                                                ----   ----   ----
                                                                   (IN MILLIONS)
Net investment gains (losses).................................  $116    $85    $41


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2007 and 2006, the Company was obligated to return cash collateral under its control of $370 million and $273 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2007 and 2006, the Company had also accepted collateral consisting of various securities with a fair market value of $526 million and $410 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2007 and 2006, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of both December 31, 2007 and 2006, the Company pledged collateral of $25 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                        DAC     VOBA     TOTAL
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance at January 1, 2005..........................  $  678   $   --   $  678
Contribution of MetLife Insurance Company of
  Connecticut from MetLife (Note 2).................      --    3,490    3,490
  Capitalizations...................................     886       --      886
                                                      ------   ------   ------
       Subtotal.....................................   1,564    3,490    5,054
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      --      (26)     (26)
     Unrealized investment gains (losses)...........     (41)    (107)    (148)
     Other expenses.................................     109      205      314
                                                      ------   ------   ------
       Total amortization...........................      68       72      140
                                                      ------   ------   ------
Balance at December 31, 2005........................   1,496    3,418    4,914
  Capitalizations...................................     721       --      721
                                                      ------   ------   ------
       Subtotal.....................................   2,217    3,418    5,635
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................     (16)     (68)     (84)
     Unrealized investment gains (losses)...........     (10)      46       36
     Other expenses.................................     252      320      572
                                                      ------   ------   ------
       Total amortization...........................     226      298      524
                                                      ------   ------   ------
Balance at December 31, 2006........................   1,991    3,120    5,111
  Effect of SOP 05-1 adoption.......................      (7)    (125)    (132)
  Capitalizations...................................     682       --      682
                                                      ------   ------   ------
       Subtotal.....................................   2,666    2,995    5,661
                                                      ------   ------   ------
  Less: Amortization related to:
     Net investment gains (losses)..................      44      (16)      28
     Unrealized investment gains (losses)...........     (18)      (9)     (27)
     Other expenses.................................     388      324      712
                                                      ------   ------   ------
       Total amortization...........................     414      299      713
                                                      ------   ------   ------
Balance at December 31, 2007........................  $2,252   $2,696   $4,948
                                                      ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $342 million in 2008, $303 million in 2009, $269 million in 2010, $237 million in 2011, and $195 million in 2012.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $953   $924   $ 68
Contribution from MetLife (Note 2).....................    --     29    856
                                                         ----   ----   ----
Balance at December 31,................................  $953   $953   $924
                                                         ====   ====   ====



8.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                             DECEMBER 31,
                                    -------------------------------------------------------------
                                                                                       OTHER
                                      FUTURE POLICY       POLICYHOLDER ACCOUNT      POLICYHOLDER
                                         BENEFITS               BALANCES               FUNDS
                                    -----------------   -----------------------   ---------------
                                                        (AS RESTATED,
                                                         SEE NOTE 20)
                                    -------   -------   -------------   -------   ------   ------
                                      2007      2006         2007         2006     2007     2006
                                    -------   -------   -------------   -------   ------   ------
                                                            (IN MILLIONS)
Individual
  Traditional life................  $   921   $   871      $    --      $    --   $   50   $   37
  Universal variable life.........      575       527        4,995        4,522    1,496    1,314
  Annuities.......................      944     1,015       15,058       16,106       36        5
  Other...........................       --        --           47           32       --       --
Institutional
  Group life......................      220       234          763          765        5        6
  Retirement & savings............   12,040    12,325       12,780       13,731       --       --
  Non-medical health & other......      303       328           --           --        2        2
Corporate & Other (1).............    4,573     4,354          172          (57)     188      149
                                    -------   -------      -------      -------   ------   ------
     Total........................  $19,576   $19,654      $33,815      $35,099   $1,777   $1,513
                                    =======   =======      =======      =======   ======   ======



     (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were $29 million and $25 million at December 31, 2007 and 2006, respectively. Affiliated policyholder account balances, included in the table above, were $97 million and $(57) million at December 31, 2007 and 2006, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion and $1.2 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding the VODA and VOCRA, which are reported in other assets, is as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        2007     2006     2005
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Balance at January 1,.................................  $237     $ 72      $--
Contribution from MetLife.............................    --       --       73
Contribution of VODA from MetLife.....................    --      167       --
Amortization..........................................    (5)      (2)      (1)
                                                        ----     ----      ---
Balance at December 31,...............................  $232     $237      $72
                                                        ====     ====      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $7 million in 2008, $9 million in 2009, $11 million in 2010, $13 million in 2011 and $15 million in 2012.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $164 million and $166 million at December 31, 2007 and 2006, respectively.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreements acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2007   2006   2005
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Balance at January 1,..................................  $330   $218   $143
Capitalization.........................................   124    129     83
Amortization...........................................   (51)   (17)    (8)
                                                         ----   ----   ----
Balance at December 31,................................  $403   $330   $218
                                                         ====   ====   ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $53.9 billion and $50.1 billion at December 31, 2007 and 2006, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


fees and totaled $947 million, $800 million and $467 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     For the years ended December 31, 2007, 2006 and 2005, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2007, the Company issued $653 million in such obligations and repaid $616 million. During the year ended December 31, 2006, there were no new issuances of such obligations and there were repayments of $1.1 billion. There were no new issuances or repayments of such obligations for the year ended December 31, 2005. Accordingly, at December 31, 2007 and 2006, GICs outstanding, which are included in policyholder account balances, were $5.1 billion (as restated, see Note 20) and $4.6 billion, respectively. During the years ended December 31, 2007, 2006 and 2005, interest credited on the contracts, which are included in interest credited to policyholder account balances, was $230 million, $163 million and $80 million, respectively.

  OBLIGATIONS UNDER FUNDING AGREEMENTS

     MICC is a member of the Federal Home Loan Bank of Boston (the "FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston at both December 31, 2007 and 2006, which is included in equity securities. MICC has also entered into funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgage-backed securities, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by MICC, the FHLB of Boston's recovery on the collateral is limited to the amount of MICC's liability to the FHLB of Boston. The amount of MICC's liability for funding agreements with the FHLB of Boston was $726 million and $926 million at December 31, 2007 and 2006, respectively, which is included in policyholder account balances. The advances on these funding agreements are collateralized by residential mortgage-backed securities with fair values of $901 million and $1.1 billion at December 31, 2007 and 2006, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policy benefits, is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        --------------------
                                                         2007    2006   2005
                                                        -----   -----   ----
                                                            (IN MILLIONS)
Balance at January 1,.................................  $ 551   $ 512   $ --
  Less: Reinsurance recoverables......................   (403)   (373)    --
                                                        -----   -----   ----
Net balance at January 1,.............................    148     139     --
                                                        -----   -----   ----
Contribution of MetLife Insurance Company of
  Connecticut by MetLife (Note 3).....................     --      --    137
Incurred related to:
  Current year........................................     32      29     19
  Prior years.........................................     (5)      4     (3)
                                                        -----   -----   ----
                                                           27      33     16
                                                        -----   -----   ----
Paid related to:
  Current year........................................     (2)     (2)    (1)
  Prior years.........................................    (24)    (22)   (13)
                                                        -----   -----   ----
                                                          (26)    (24)   (14)
                                                        -----   -----   ----
Net balance at December 31,...........................    149     148    139
  Add: Reinsurance recoverables.......................    463     403    373
                                                        -----   -----   ----
Balance at December 31,...............................  $ 612   $ 551   $512
                                                        =====   =====   ====



     Claims and claim adjustment expenses associated with prior periods decreased by $5 million for the year ended December 31, 2007, increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for LTC and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                            DECEMBER 31,
                                  ---------------------------------------------------------------
                                               2007                             2006
                                  ------------------------------   ------------------------------
                                      IN THE             AT            IN THE             AT
                                  EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                  --------------   -------------   --------------   -------------
                                                           (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
Separate account value..........     $  11,337             N/A        $   8,213             N/A
Net amount at risk(2)...........     $      33(3)          N/A        $      --(3)          N/A
Average attained age of
  contractholders...............      62 years             N/A         61 years             N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value..........     $  41,515       $  16,143        $  44,036       $  13,179
Net amount at risk(2)...........     $   1,692(3)    $     245(4)     $   1,422(3)    $      30(4)
Average attained age of
  contractholders...............      56 years        61 years         58 years        60 years



                                                              DECEMBER 31,
                                                        -----------------------
                                                           2007         2006
                                                        ----------   ----------
                                                         SECONDARY    SECONDARY
                                                        GUARANTEES   GUARANTEES
                                                        ----------   ----------
                                                             (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)..........   $   2,797    $   3,262
Net amount at risk(2).................................   $  38,621(3) $  48,630(3)
Average attained age of policyholders.................    57 years     57 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                      UNIVERSAL AND
                                                                      VARIABLE LIFE
                                              ANNUITY CONTRACTS         CONTRACTS
                                         --------------------------   -------------
                                         GUARANTEED     GUARANTEED
                                            DEATH     ANNUITIZATION     SECONDARY
                                          BENEFITS       BENEFITS       GUARANTEES    TOTAL
                                         ----------   -------------   -------------   -----
                                                            (IN MILLIONS)
Balance at January 1, 2005.............      $--           $--             $--         $--
Incurred guaranteed benefits...........        3            --               9          12
Paid guaranteed benefits...............       --            --              --          --
                                             ---           ---             ---         ---
Balance at December 31, 2005...........        3            --               9          12
Incurred guaranteed benefits...........       --            --              22          22
Paid guaranteed benefits...............       (3)           --              --          (3)
                                             ---           ---             ---         ---
Balance at December 31, 2006...........       --            --              31          31
Incurred guaranteed benefits...........        6            28              34          68
Paid guaranteed benefits...............       (4)           --              --          (4)
                                             ---           ---             ---         ---
Balance at December 31, 2007...........      $ 2           $28             $65         $95
                                             ===           ===             ===         ===



     Excluded from the table above are guaranteed death and annuitization benefit liabilities on the Company's annuity contracts of $45 million, $38 million and $28 million at December 31, 2007, 2006 and 2005, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                             DECEMBER 31,
                                                          -----------------
                                                            2007      2006
                                                          -------   -------
                                                            (IN MILLIONS)
Mutual Fund Groupings
  Equity................................................  $40,608   $37,992
  Bond..................................................    2,307     2,831
  Balanced..............................................    4,422     2,790
  Money Market..........................................    1,265       949
  Specialty.............................................      395       460
                                                          -------   -------
     Total..............................................  $48,997   $45,022
                                                          =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Insurance Company of Connecticut reinsured 90% of its individual LTC insurance business with Genworth Life Insurance Company and its subsidiary ("GLIC"), in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreements, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, by July 31, 2008.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2007    2006    2005
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Direct premiums......................................  $ 654   $ 599   $ 413
Reinsurance assumed..................................     17      21      38
Reinsurance ceded....................................   (318)   (312)   (170)
                                                       -----   -----   -----
Net premiums.........................................  $ 353   $ 308   $ 281
                                                       =====   =====   =====
Reinsurance recoverables netted against policyholder
  benefits and claims................................  $ 671   $ 635   $ 560
                                                       =====   =====   =====



     Reinsurance recoverables, included in premiums and other receivables, were $4.9 billion and $4.6 billion at December 31, 2007 and 2006, respectively, including $3.4 billion and $3.0 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off LTC business and $1.2 billion and $1.3 billion at December 31, 2007 and 2006, respectively, relating to reinsurance on the run-off of workers' compensation business. Reinsurance and ceded commissions payables, included in other liabilities, were $128 million and $99 million at December 31, 2007 and 2006, respectively.

     The Company has reinsurance agreements with MetLife and certain of its subsidiaries, including MLIC, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina ("MRSC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company ("GALIC"), Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). At December 31, 2007, the Company had reinsurance-related assets and liabilities from these agreements totaling $3.4 billion and $1.7 billion,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


respectively. At December 31, 2006, comparable assets and liabilities were $2.8 billion and $1.2 billion, respectively.

     The following table reflects related party reinsurance information:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2007     2006     2005
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Assumed premiums.....................................  $ 17     $ 21     $ 38
Assumed fees, included in universal life and
  investment-type product policy fees................  $119     $ 65     $194
Assumed fees, included in net investment gains
  (losses)...........................................  $ --     $ --     $  6
Assumed benefits, included in policyholder benefits
  and claims.........................................  $ 18     $ 11     $ 32
Assumed benefits, included in interest credited to
  policyholder account balances......................  $ 53     $ 49     $ 42
Assumed acquisition costs, included in other
  expenses...........................................  $ 39     $ 58     $111
Ceded premiums.......................................  $ 32     $ 21     $ 12
Ceded fees, included in universal life and
  investment-type product policy fees................  $216     $130     $ 93
Interest earned on ceded reinsurance, included in
  other revenues.....................................  $ 85     $ 68     $ 55
Ceded benefits, included in policyholder benefits and
  claims.............................................  $ 95     $ 86     $ 92
Interest costs on ceded reinsurance, included in
  other expenses.....................................  $ 33     $ 77     $182


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and are included within net investment gains (losses). The assumed amounts were $(113) million, $57 million and $28 million for the years ended December 31, 2007, 2006 and 2005, respectively. These risks have been retroceded in full to another affiliate under a retrocessional agreement resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks related to guaranteed minimum benefit riders written by the Company to another affiliate. The guaranteed minimum benefit riders directly written by the Company are embedded derivatives and changes in their fair value are included within net investment gains (losses). The ceded reinsurance also contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The ceded amounts were $276 million, $(31) million and $5 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     Effective December 20, 2007, MLI-USA recaptured two ceded blocks of business (the "Recaptured Business") from Exeter. The Recaptured Business consisted of two blocks of universal life secondary guarantee risk, one assumed from GALIC, and the other written by MLI-USA. As a result of the recapture, MLI-USA received $258 million of assets from Exeter, reduced receivables from affiliates, included in premiums and other receivables, by $112 million and reduced other assets by $124 million. The recapture resulted in a pre-tax gain of $22 million. Concurrent with the recapture, the same business was ceded to MRV. The cession does not transfer risk to MRV and is therefore accounted for under the deposit method. MLI-USA transferred $258 million of assets to MRV as a result of this cession, and recorded a receivable from affiliates, included in premiums and other receivables, of $258 million.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance funds withheld basis. This agreement covered certain term and certain universal life policies issued in 2007 and to be issued during 2008 by MLI-USA. This agreement transfers risk to MRV and, therefore, is accounted for as reinsurance. As a result of the agreement, DAC decreased $136 million, affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


reinsurance recoverables, included in premiums and other receivables, increased $326 million, MLI-USA recorded a funds withheld liability for $223 million, included in other liabilities, and unearned revenue, included in other policyholder funds, was reduced by $33 million.

     On December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policy benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million at December 31, 2006. During the year ended December 31, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006 was settled with $901 million of cash and $304 million of fixed maturity securities.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covered certain term and universal life policies issued on or after January 1, 2005. MLI-USA paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2007   2006
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate LIBOR plus 1.15%, maturity date
  2009............................................................   200     --
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
Total long-term debt -- affiliated................................  $635   $435
                                                                    ====   ====



     MetLife Credit Corp., an affiliate, is the holder of a surplus note issued by the Company during the fourth quarter of 2007 in the amount of $200 million at December 31, 2007.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2007 and 2006.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2007 and 2006. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the insurance department of the state of domicile.

     Payments of interest and principal on these surplus notes may be made only with the prior approval of the insurance department of the state of domicile.

     The aggregate maturities of long-term debt as of December 31, 2007 are $200 million in 2009, $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $33 million, $31 million and $25 million for the years ended December 31, 2007, 2006 and 2005, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

11.  INCOME TAXES

     The provision for income tax from continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
Current:
  Federal.......................................       $  9            $ 18       $ (3)
  State and local...............................          4              --         (2)
  Foreign.......................................          1              --         --
                                                       ----            ----       ----
  Subtotal......................................         14              18         (5)
                                                       ----            ----       ----
Deferred:
  Federal.......................................       $306            $212       $162
  State and local...............................         --              (2)        (1)
  Foreign.......................................        (17)             --         --
                                                       ----            ----       ----
  Subtotal......................................        289             210        161
                                                       ----            ----       ----
Provision for income tax........................       $303            $228       $156
                                                       ====            ====       ====



     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  (AS RESTATED,
                                                   SEE NOTE 20)
                                                  -------------   -------------   ----
                                                       2007            2006       2005
                                                  -------------   -------------   ----
                                                                  (IN MILLIONS)
Tax provision at U.S. statutory rate............       $365            $288       $191
Tax effect of:
  Tax-exempt investment income..................        (65)            (62)       (27)
  Prior year tax................................          9              (9)        (9)
  Foreign tax rate differential and change in
     valuation allowance........................         (7)             12         --
  State tax, net of federal benefit.............          3              --          2
  Other, net....................................         (2)             (1)        (1)
                                                       ----            ----       ----
Provision for income tax........................       $303            $228       $156
                                                       ====            ====       ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                               DECEMBER 31,
                                                         -----------------------
                                                         (AS RESTATED,
                                                          SEE NOTE 20)
                                                         -------------   -------
                                                              2007         2006
                                                         -------------   -------
                                                              (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves..............     $ 1,929      $ 2,238
  Net unrealized investment losses.....................         195          171
  Capital loss carryforwards...........................         150          155
  Investments..........................................          54           63
  Net operating loss carryforwards.....................          42           10
  Tax credits..........................................          20           --
  Operating lease reserves.............................          13           13
  Employee benefits....................................          --            3
  Litigation-related...................................          --            1
  Other................................................          13           20
                                                            -------      -------
                                                              2,416        2,674
  Less: Valuation allowance............................          --            4
                                                            -------      -------
                                                              2,416        2,670
                                                            -------      -------
Deferred income tax liabilities:
  DAC and VOBA.........................................      (1,570)      (1,663)
                                                            -------      -------
                                                             (1,570)      (1,663)
                                                            -------      -------
Net deferred income tax asset..........................     $   846      $ 1,007
                                                            =======      =======



     Domestic net operating loss carryforwards amount to $29 million at December 31, 2007 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $113 million at December 31, 2007 with indefinite expiration. Capital loss carryforwards amount to $430 million at December 31, 2007 and will expire beginning in 2010. Tax credit carryforwards amount to $20 million at December 31, 2007.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2007, the Company recorded a reduction of $4 million to the deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003 and is no longer subject to foreign income tax examinations for the years prior to 2006.

     The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company reclassified, at adoption, $64 million of deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


for unrecognized tax benefits. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $5 million. The Company also had less than $1 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     As of December 31, 2007, the Company's total amount of unrecognized tax benefits is $53 million and there are no amounts of unrecognized tax benefits that would affect the effective tax rate, if recognized. The total amount of unrecognized tax benefit decreased by $11 million from the date of adoption primarily due to a settlement reached with the Internal Revenue Service ("IRS") with respect to a post-sale purchase price adjustment. As a result of the settlement, an item within the liability for unrecognized tax benefits, in the amount of $6 million, was reclassified to deferred income taxes. The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2007, is as follows:

                                                            TOTAL UNRECOGNIZED
                                                               TAX BENEFITS
                                                            ------------------
                                                               (IN MILLIONS)
Balance at January 1, 2007 (date of adoption).............          $64
Reductions for tax positions of prior years...............           (2)
Additions for tax positions of current year...............            5
Reductions for tax positions of current year..............           (8)
Settlements with tax authorities..........................           (6)
                                                                    ---
Balance at December 31, 2007..............................          $53
                                                                    ===



     During the year ended December 31, 2007, the Company recognized $2 million in interest expense associated with the liability for unrecognized tax benefits. As of December 31, 2007, the Company had $3 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $2 million from the date of adoption.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the year ended December 31, 2007, the Company recognized an income tax benefit of $64 million related to the separate account DRD.

     The Company will file a consolidated tax return with its includable subsidiaries. Non-includable subsidiaries file either separate individual corporate tax returns or separate consolidated tax returns. Under the tax allocation agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by such tax allocation agreement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

12. CONTINGENCIES, COMMITMENTS AND GUARANTEES

  CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2007.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2007   2006
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Other Assets:
     Premium tax offset for future undiscounted assessments..   $ 8    $ 9
     Premium tax offsets currently available for paid
       assessments...........................................     1      1
                                                                ---    ---
                                                                $ 9    $10
                                                                ===    ===
Liability:
  Insolvency assessments.....................................   $17    $19
                                                                ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2007, 2006 and 2005.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                                      GROSS
                                                           RENTAL    RENTAL
                                                           INCOME   PAYMENTS
                                                           ------   --------
                                                             (IN MILLIONS)
2008.....................................................    $ 3       $15
2009.....................................................    $ 3       $ 8
2010.....................................................    $ 3       $ 6
2011.....................................................    $ 3       $ 6
2012.....................................................    $ 3       $--
Thereafter...............................................    $80       $--

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.4 billion and $616 million at December 31, 2007 and 2006, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $626 million and $665 million at December 31, 2007 and 2006, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $488 million and $173 million at December 31, 2007 and 2006, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $73 million to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. During the second quarter of 2007, MLII was sold to a third party. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $434 million and $444 million at December 31, 2007 and 2006, respectively. The Company does not have any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at December 31, 2007. The remainder of the risk was ceded to external reinsurers. The Company did not have a recorded liability related to this guarantee at December 31, 2006.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $324 million at December 31, 2007. The credit default swaps expire at various times during the next ten years.

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by MLIC. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees (the "Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans was based on the employee population at the beginning of the year. During 2006, the employees of the Company were transferred to MetLife Group, Inc., a wholly-owned subsidiary of MetLife ("MetLife Group"), therefore no pension expense was allocated to the Company for the year ended December 31, 2007. Pension expense of $8 million related to the MLIC plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2007. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife, Inc. and the remaining shares are owned by MLIG.

  CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. MetLife Insurance Company of Connecticut and MLI-USA each exceeded the minimum RBC requirements for all periods presented herein.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Department of Insurance have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Connecticut and Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Insurance Company of Connecticut and MLI-USA.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Insurance Company of Connecticut, a Connecticut domiciled insurer, was $1.1 billion, $856 million and $1.0 billion for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.2 billion and $4.1 billion at December 31, 2007 and 2006, respectively. Due to the merger of MLAC with and into MetLife Insurance Company of Connecticut, the 2006 statutory net income balance was adjusted.

     Statutory net loss of MLI-USA, a Delaware domiciled insurer, was $1.1 billion, $116 million and $227 million for the years ended December 31, 2007, 2006 and 2005, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $584 million and $575 million at December 31, 2007 and 2006, respectively.

  DIVIDEND RESTRICTIONS

     Under Connecticut State Insurance Law, MetLife Insurance Company of Connecticut is permitted, without prior insurance regulatory clearance, to pay shareholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Insurance Company of Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Insurance Company of Connecticut through June 30, 2007 required prior approval of the Connecticut Commissioner. In the third quarter of 2006, after receiving regulatory approval from the Connecticut Commissioner, MetLife Insurance Company of Connecticut paid a $917 million dividend. Of that amount, $259 million was a return of capital. In the fourth quarter of 2007, MetLife Insurance Company of Connecticut paid a dividend of $690 million. Of that

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


amount, $404 million was a return of capital as approved by the insurance regulator. During 2008, MetLife Insurance Company of Connecticut is permitted to pay, without regulatory approval, a dividend of $1,026 million.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or
(ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Insurance Company of Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the years ended December 31, 2007 and 2006. Because MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner in 2008.

OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2007, 2006 and 2005 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        YEARS ENDED DECEMBER 31,
                                                ---------------------------------------
                                                (AS RESTATED,
                                                 SEE NOTE 20)
                                                -------------   -------------   -------
                                                     2007            2006         2005
                                                -------------   -------------   -------
                                                                (IN MILLIONS)
Holding gains (losses) on investments arising
  during the year.............................      $(358)          $(434)      $(1,148)
Income tax effect of holding gains (losses)...        122             147           402
Reclassification adjustments:
  Recognized holding (gains) losses included
     in current year income...................        260             487           295
  Amortization of premiums and accretion of
     discounts associated with investments....         --              60            96
  Income tax effect...........................        (88)           (186)         (137)
Allocation of holding gains on investments
  relating to other policyholder amounts......         27              42            71
Income tax effect of allocation of holding
  gains to other policyholder amounts.........        (10)            (14)          (25)
                                                    -----           -----       -------
Net unrealized investment gains (losses)......        (47)            102          (446)
                                                    -----           -----       -------
Foreign currency translation adjustment.......         12              (2)            2
                                                    -----           -----       -------
Other comprehensive income (loss).............      $ (35)          $ 100       $  (444)
                                                    =====           =====       =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                    ------------------------------
                                                    (AS RESTATED,
                                                     SEE NOTE 20)
                                                    -------------   ------   -----
                                                         2007        2006     2005
                                                    -------------   ------   -----
                                                             (IN MILLIONS)
Compensation......................................      $  125      $  134   $ 106
Commissions.......................................         633         712     931
Interest and debt issue costs.....................          35          31      25
Amortization of DAC and VOBA......................         740         488     288
Capitalization of DAC.............................        (682)       (721)   (886)
Rent, net of sublease income......................           5          11       7
Minority interest.................................          --          26       1
Insurance tax.....................................          44          42      10
Other.............................................         546         450     196
                                                        ------      ------   -----
  Total other expenses............................      $1,446      $1,173   $ 678
                                                        ======      ======   =====



     See Notes 9, 10 and 19 for discussion of affiliated expenses included in the table above.

16.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2007, 2006 and 2005. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2007                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                           (AS RESTATED, SEE NOTE 20)
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   295       $    34        $    24     $    353
Universal life and investment-type product
  policy fees...............................      1,370            39              2        1,411
Net investment income.......................      1,090         1,510            293        2,893
Other revenues..............................        237            14             --          251
Net investment gains (losses)...............        116          (263)             5         (142)
Policyholder benefits and claims............        479           466             33          978
Interest credited to policyholder account
  balances..................................        661           638             --        1,299
Other expenses..............................      1,329            50             67        1,446
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        639           180            224        1,043
Provision for income tax....................        227            60             16          303
                                                -------       -------        -------     --------
Income from continuing operations...........        412           120            208          740
Income from discontinued operations, net of
  income tax................................         --             4             --            4
                                                -------       -------        -------     --------
Net income..................................    $   412       $   124        $   208     $    744
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $82,214       $35,154        $11,193     $128,561
DAC and VOBA................................    $ 4,930       $    16        $     2     $  4,948
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $51,398       $ 2,469        $    --     $ 53,867
Policyholder liabilities....................    $24,122       $26,113        $ 4,933     $ 55,168
Separate account liabilities................    $51,398       $ 2,469        $    --     $ 53,867

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

FOR THE YEAR ENDED                                                         CORPORATE &
DECEMBER 31, 2006                             INDIVIDUAL   INSTITUTIONAL      OTHER        TOTAL
------------------                            ----------   -------------   -----------   --------
                                                                 (IN MILLIONS)
STATEMENT OF INCOME:
Premiums....................................    $   218       $    65        $    25     $    308
Universal life and investment- type product
  policy fees...............................      1,244            24             --        1,268
Net investment income.......................        985         1,449            405        2,839
Other revenues..............................        195            15              2          212
Net investment gains (losses)...............       (194)         (282)           (45)        (521)
Policyholder benefits and claims............        315           450             27          792
Interest credited to policyholder account
  balances..................................        669           647             --        1,316
Other expenses..............................      1,045            16            112        1,173
                                                -------       -------        -------     --------
Income from continuing operations before
  provision for income tax..................        419           158            248          825
Provision for income tax....................        145            55             28          228
                                                -------       -------        -------     --------
Net income..................................    $   274       $   103        $   220     $    597
                                                =======       =======        =======     ========
BALANCE SHEET:
Total assets................................    $76,897       $35,982        $11,208     $124,087
DAC and VOBA................................    $ 4,946       $   165        $    --     $  5,111
Goodwill....................................    $   234       $   312        $   407     $    953
Separate account assets.....................    $47,566       $ 2,501        $    --     $ 50,067
Policyholder liabilities....................    $24,429       $27,391        $ 4,446     $ 56,266
Separate account liabilities................    $47,566       $ 2,501        $    --     $ 50,067



FOR THE YEAR ENDED                                                        CORPORATE &
DECEMBER 31, 2005(1)                         INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------                         ----------   -------------   -----------   ------
                                                               (IN MILLIONS)
STATEMENT OF INCOME:
Premiums...................................     $ 152          $116           $ 13      $  281
Universal life and investment-type product
  policy fees..............................       845            17             --         862
Net investment income......................       530           712            196       1,438
Other revenues.............................       121            10              1         132
Net investment gains (losses)..............      (113)          (87)             2        (198)
Policyholder benefits and claims...........       224           324             22         570
Interest credited to policyholder account
  balances.................................       417           303             --         720
Other expenses.............................       640            30              8         678
                                                -----          ----           ----      ------
Income from continuing operations before
  provision for income tax.................       254           111            182         547
Provision for income tax...................        53            38             65         156
                                                -----          ----           ----      ------
Net income.................................     $ 201          $ 73           $117      $  391
                                                =====          ====           ====      ======



--------

   (1) Includes six months of results for MetLife Insurance Company of Connecticut and its subsidiaries and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the year ended December 31, 2007. The Company had $1 million of investment income and $1 million of investment expense resulting in no change to net investment income for the year ended December 31, 2006. The Company did not have investment income or expense related to discontinued operations for the year ended December 31, 2005.

     There was no carrying value of real estate related to discontinued operations at December 31, 2007. The carrying value of real estate related to discontinued operations was $7 million at December 31, 2006.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The implementation of SFAS 157 may impact the fair value assumptions and methodologies associated with the valuation of assets and liabilities. See also Note 1 regarding the adoption of SFAS 157.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     Amounts related to the Company's financial instruments are as follows:

DECEMBER 31, 2007                                  NOTIONAL   CARRYING    ESTIMATED
(AS RESTATED, SEE NOTE 20)                          AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $45,671     $45,671
  Equity securities..............................              $   952     $   952
  Mortgage and consumer loans....................              $ 4,404     $ 4,407
  Policy loans...................................              $   913     $   913
  Short-term investments.........................              $ 1,335     $ 1,335
  Cash and cash equivalents......................              $ 1,774     $ 1,774
  Accrued investment income......................              $   637     $   637
  Mortgage loan commitments......................    $626      $    --     $   (11)
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $488      $    --     $   (31)
Liabilities:
  Policyholder account balances..................              $28,056     $27,651
  Long-term debt -- affiliated...................              $   635     $   609
  Payables for collateral under securities loaned
     and other transactions......................              $10,471     $10,471



                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2006                                   AMOUNT      VALUE    FAIR VALUE
                                                   --------   --------   ----------
                                                             (IN MILLIONS)
Assets:
  Fixed maturity securities......................              $47,846     $47,846
  Equity securities..............................              $   795     $   795
  Mortgage and consumer loans....................              $ 3,595     $ 3,547
  Policy loans...................................              $   918     $   918
  Short-term investments.........................              $   777     $   777
  Cash and cash equivalents......................              $   649     $   649
  Accrued investment income......................              $   597     $   597
  Mortgage loan commitments......................    $665      $    --     $     1
  Commitments to fund bank credit facilities and
     private corporate bond investments..........    $173      $    --     $    --
Liabilities:
  Policyholder account balances..................              $29,780     $28,028
  Long-term debt -- affiliated...................              $   435     $   425
  Payables for collateral under securities loaned
     and other transactions......................              $ 9,155     $ 9,155

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS, COMMITMENTS TO FUND BANK CREDIT FACILITIES, AND PRIVATE CORPORATE BOND INVESTMENTS

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments, commitments to fund bank credit facilities, and private corporate bond investments the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximate fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT -- AFFILIATED

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with MLIC, which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $170 million, $93 million and $15 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into a Service Agreement with MetLife Group, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $107 million, $154 million and $49 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2007, 2006 and 2005, respectively.

     The Company has entered into various additional agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these additional agreements include management, policy administrative functions and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $198 million, $190 million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively.

     In 2005, the Company entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, fixed rate insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $89 million and $65 million, included in other expenses, for the years ended December 31, 2007 and 2006, respectively. The Company did not incur any such expenses for the year ended December 31, 2005.

     The Company had net payables to affiliates of $27 million and $9 million at December 31, 2007 and 2006, respectively, related to the expenses discussed above. These payables exclude affiliated reinsurance expenses discussed in Note 9.

     See Notes 4, 8, 9 and 10 for additional related party transactions.

20.  RESTATEMENT

     The Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability (included within policyholder account balances) on its foreign denominated issuances under its GIC program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. Accordingly, the Company restated its consolidated financial statements for the year ended December 31, 2007 and the quarter ended September 30, 2007 to properly reflect the accrued interest credited

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)


liability on its foreign denominated GICs and to properly reflect the functional currency of its operations in Ireland as of the respective date. As a result of the foregoing, the Company's net income for the year ended December 31, 2007 and the quarter ended September 30, 2007 increased by $49 million and $36 million, respectively.

     A summary of the effects of these restatements on the Company's consolidated financial statements is as set forth in the table below. See also
Note 22, Quarterly Results of Operations (Unaudited).

                                                   SEPTEMBER 30, 2007           DECEMBER 31, 2007
                                               --------------------------  --------------------------
                                               AS PREVIOUSLY               AS PREVIOUSLY
                                                  REPORTED    AS RESTATED     REPORTED    AS RESTATED
                                               -------------  -----------  -------------  -----------
                                                                     (IN MILLIONS)
ASSETS:
          Current income tax recoverable.....     $    148      $    133      $     91      $     72
          Deferred income tax assets.........     $  1,050      $  1,049      $    848      $    846
          Total assets.......................     $130,928      $130,912      $128,582      $128,561

LIABILITIES:
          Policyholder account balances......     $ 34,233      $ 34,189      $ 33,871      $ 33,815
          Total liabilities..................     $123,951      $123,907      $121,269      $121,213

STOCKHOLDERS' EQUITY:
          Retained earnings..................     $    645      $    681      $    843      $    892
          Accumulated other comprehensive
            income (loss)....................     $   (473)     $   (481)     $   (335)     $   (349)
          Total stockholders' equity.........     $  6,977      $  7,005      $  7,313      $  7,348
          Total liabilities and stockholders'
            equity...........................     $130,928      $130,912      $128,582      $128,561



                                            FOR THE THREE MONTHS ENDED        FOR THE YEAR ENDED
                                                SEPTEMBER 30, 2007            DECEMBER 31, 2007
                                           ---------------------------   ---------------------------
                                           AS PREVIOUSLY                 AS PREVIOUSLY
                                              REPORTED     AS RESTATED      REPORTED     AS RESTATED
                                           -------------   -----------   -------------   -----------
                                                                  (IN MILLIONS)
REVENUES:
  Net investment gains (losses)..........      $  (90)        $  (48)        $ (198)        $ (142)
  Total revenues.........................      $1,136         $1,178         $4,710         $4,766

EXPENSES:
  Interest credited to policyholder
     account balances....................      $  327         $  325         $1,304         $1,299
  Other expenses.........................      $  327         $  319         $1,455         $1,446
  Total expenses.........................      $  910         $  900         $3,737         $3,723

Income from continuing operations before
  provision for income tax...............      $  226         $  278         $  973         $1,043
Provision for income tax.................      $   72         $   88         $  282         $  303
Income from continuing operations........      $  154         $  190         $  691         $  740
Net income...............................      $  154         $  190         $  695         $  744

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                            FOR THE YEAR ENDED
                                                               DECEMBER 31,
                                                                   2007
                                                       ---------------------------
                                                       AS PREVIOUSLY
                                                          REPORTED     AS RESTATED
                                                       -------------   -----------
                                                              (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.........................................      $  695         $  744
  Losses from sales of investments and businesses,
     net.............................................      $  201         $  145
  Interest credited to policyholder account
     balances........................................      $1,304         $1,299
  Change in income tax payable.......................      $  287         $  308
  Change in other assets.............................      $  690         $  681


21.  SUBSEQUENT EVENTS

     In December 2008, MetLife Insurance Company of Connecticut paid a $500 million dividend. See Note 14.

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in debt.

     In April 2008, MICC issued a surplus note with a face amount of $750 million and a discount of $7 million ($743 million) to MetLife Capital Trust X, an affiliate, with an interest rate of 8.595%.

  LITIGATION

     Travelers Ins. Co., et al. v. Banc of America Securities LLC (S.D.N.Y., filed December 13, 2001). On January 6, 2009, after a jury trial, the district court entered a judgment in favor of The Travelers Insurance Company, now known as MetLife Insurance Company of Connecticut, in the amount of approximately $42 million in connection with securities and common law claims against the defendant. The defendant has filed a post judgment motion seeking a judgment in its favor or, in the alternative, a new trial. If this motion is denied, the defendant will likely file an appeal. As it is possible that the judgment could be affected during the post judgment motion practice or upon appeal, and the Company has not collected any portion of the judgment, the Company has not recognized any award amount in its consolidated financial statements.

22.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The unaudited quarterly results of operations for 2007 and 2006 are summarized in the table below:

                                                         THREE MONTHS ENDED
                                        ---------------------------------------------------
                                                                (AS RESTATED, SEE NOTE 20)
                                                               ----------------------------
                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                        ---------   --------   -------------   ------------
                                                           (IN MILLIONS)
2007
Total revenues........................    $1,097     $1,143        $1,178         $1,348
Total expenses........................    $  903     $  885        $  900         $1,035
Income from continuing operations.....    $  152     $  187        $  190         $  211
Income from discontinued operations,
  net of income tax...................    $    4         --            --         $   --
Net income............................    $  156     $  187        $  190         $  211

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED, SEE NOTE
                               20) -- (CONTINUED)

                                                         THREE MONTHS ENDED
                                        ---------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                        ---------   --------   -------------   ------------
                                                           (IN MILLIONS)
2006
Total revenues........................    $1,006     $1,068        $1,057          $975
Total expenses........................    $  830     $  796        $  770          $885
Income from continuing operations.....    $  127     $  191        $  207          $ 72
Income from discontinued operations,
  net of income tax...................        --         --            --            --
Net income............................    $  127     $  191        $  207          $ 72

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2007
                                  (IN MILLIONS)

                                                                                     AMOUNT AT
                                                      COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST (1)   FAIR VALUE    BALANCE SHEET
TYPE OF INVESTMENTS                             ------------------   ----------   --------------
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........        $ 3,976          $ 4,091        $ 4,091
     State and political subdivision
       securities.............................            611              575            575
     Foreign government securities............            635              688            688
     Public utilities.........................          2,546            2,500          2,500
     All other corporate bonds................         19,661           19,242         19,242
  Mortgage-backed and asset-backed
     securities...............................         17,332           17,207         17,207
  Redeemable preferred stock..................          1,503            1,368          1,368
                                                      -------          -------        -------
     Total fixed maturity securities..........         46,264           45,671         45,671
                                                      -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....              1                1              1
     Industrial, miscellaneous and all other..            214              216            216
  Non-redeemable preferred stock..............            777              735            735
                                                      -------          -------        -------
     Total equity securities..................            992              952            952
                                                      -------          -------        -------
Mortgage and consumer loans...................          4,404                           4,404
Policy loans..................................            913                             913
Real estate and real estate joint ventures....            541                             541
Other limited partnership interests...........          1,130                           1,130
Short-term investments........................          1,335                           1,335
Other invested assets.........................          1,445                           1,445
                                                      -------                         -------
       Total investments......................        $57,024                         $56,391
                                                      =======                         =======



--------

   (1) Cost or amortized cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or discounts; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                             DAC       FUTURE POLICY     POLICYHOLDER
                                             AND    BENEFITS AND OTHER      ACCOUNT       UNEARNED
SEGMENT                                     VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE (1)
-------                                    ------   ------------------   ------------   -----------
2007 (As Restated, See Note 20)
Individual...............................  $4,930         $ 4,022           $20,100         $342
Institutional............................      16          12,570            13,543           --
Corporate & Other........................       2           4,761               172            1
                                           ------         -------           -------         ----
                                           $4,948         $21,353           $33,815         $343
                                           ======         =======           =======         ====
2006
Individual...............................  $4,946         $ 3,769           $20,660         $260
Institutional............................     165          12,895            14,496            3
Corporate & Other........................      --           4,503               (57)          --
                                           ------         -------           -------         ----
                                           $5,111         $21,167           $35,099         $263
                                           ======         =======           =======         ====
2005
Individual...............................  $4,753         $ 3,452           $21,403         $141
Institutional............................     161          11,880            16,460            1
Corporate & Other........................      --           4,305               (23)          --
                                           ------         -------           -------         ----
                                           $4,914         $19,637           $37,840         $142
                                           ======         =======           =======         ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           SCHEDULE III -- (CONTINUED)

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                        DECEMBER 31, 2007, 2006 AND 2005
                                  (IN MILLIONS)

                                                                          AMORTIZATION OF
                               PREMIUM         NET        POLICYHOLDER      DAC AND VOBA       OTHER
                             REVENUE AND   INVESTMENT     BENEFITS AND       CHARGED TO      OPERATING   PREMIUMS WRITTEN
SEGMENT                    POLICY CHARGES    INCOME    INTEREST CREDITED   OTHER EXPENSES  EXPENSES (1)  (EXCLUDING LIFE)
-------                    --------------  ----------  -----------------  ---------------  ------------  ----------------
2007 (As Restated,
  See Note 20)
Individual...............      $1,665        $1,090          $1,140             $717           $612             $--
Institutional............          73         1,510           1,104               23             27               7
Corporate & Other........          26           293              33               --             67              25
                               ------        ------          ------             ----           ----             ---
                               $1,764        $2,893          $2,277             $740           $706             $32
                               ======        ======          ======             ====           ====             ===
2006
Individual...............      $1,462        $  985          $  984             $481           $564             $--
Institutional............          89         1,449           1,097                6             10               9
Corporate & Other........          25           405              27                1            111              25
                               ------        ------          ------             ----           ----             ---
                               $1,576        $2,839          $2,108             $488           $685             $34
                               ======        ======          ======             ====           ====             ===
2005 (2)
Individual...............      $  997        $  530          $  641             $287           $353             $--
Institutional............         133           712             627                1             29               9
Corporate & Other........          13           196              22               --              8              13
                               ------        ------          ------             ----           ----             ---
                               $1,143        $1,438          $1,290             $288           $390             $22
                               ======        ======          ======             ====           ====             ===



--------

   (1) Includes other expenses excluding amortization of DAC and VOBA charged to other expenses.

   (2) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
                        DECEMBER 31, 2007, 2006 AND 2005

                                  (IN MILLIONS)

                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2007
Life insurance in-force.............    $189,630     $152,943   $13,934     $50,621      27.5%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    384     $     82   $    17     $   319       5.3%
Accident and health.................         270          236        --          34        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    654     $    318   $    17     $   353       4.8%
                                        ========     ========   =======     =======




                                                                                       % AMOUNT
                                                                                        ASSUMED
                                      GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   --------   -------   ----------   --------
2006
Life insurance in-force.............    $153,390     $119,281   $14,374     $48,483      29.6%
                                        ========     ========   =======     =======
Insurance premium
Life insurance......................    $    323     $     72   $    21     $   272       7.7%
Accident and health.................         276          240        --          36        --%
                                        --------     --------   -------     -------
  Total insurance premium...........    $    599     $    312   $    21     $   308       6.8%
                                        ========     ========   =======     =======




                                                                                      % AMOUNT
                                                                                       ASSUMED
                                      GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                      ------------   -------   -------   ----------   --------
2005 (1)
Life insurance in-force.............    $126,362     $93,686   $16,921     $49,597      34.1%
                                        ========     =======   =======     =======
Insurance premium
Life insurance......................    $    269     $    45   $    38     $   262      14.5%
Accident and health.................         144         125        --          19        --%
                                        --------     -------   -------     -------
  Total insurance premium...........    $    413     $   170   $    38     $   281      13.5%
                                        ========     =======   =======     =======



     For the year ended December 31, 2007, reinsurance ceded and assumed included affiliated transactions of $32 million and $17 million, respectively. For the year ended December 31, 2006, both reinsurance ceded and assumed included affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed included affiliated transactions of $12 million and $38 million, respectively.

--------

   (1) Includes six months of results for MetLife Insurance Company of Connecticut and twelve months of results for MLI-USA.

PART I -- FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                  INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
              SEPTEMBER 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                            SEPTEMBER 30,   DECEMBER 31,
                                                                 2008           2007
                                                            -------------   ------------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at
     estimated fair value (amortized cost: $42,875 and
     $46,264, respectively)...............................       $ 39,538       $ 45,671
  Equity securities available-for-sale, at estimated fair
     value (cost: $859 and $992, respectively)............            718            952
  Mortgage and consumer loans.............................          4,415          4,404
  Policy loans............................................          1,198            913
  Real estate and real estate joint ventures held-for-
     investment...........................................            611            541
  Other limited partnership interests.....................          1,348          1,130
  Short-term investments..................................            524          1,335
  Other invested assets...................................          1,457          1,445
                                                                 --------       --------
     Total investments....................................         49,809         56,391
Cash and cash equivalents.................................          3,313          1,774
Accrued investment income.................................            546            637
Premiums and other receivables............................         10,306          8,320
Deferred policy acquisition costs and value of business
  acquired................................................          5,357          4,948
Current income tax recoverable............................            116             72
Deferred income tax assets................................          1,477            846
Goodwill..................................................            953            953
Other assets..............................................            759            753
Separate account assets...................................         43,796         53,867
                                                                 --------       --------
     Total assets.........................................       $116,432       $128,561
                                                                 ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
  Future policy benefits..................................       $ 19,744       $ 19,576
  Policyholder account balances...........................         32,166         33,815
  Other policyholder funds................................          1,878          1,777
  Long-term debt -- affiliated............................            950            635
  Payables for collateral under securities loaned and
     other transactions...................................         10,099         10,471
  Other liabilities.......................................          1,566          1,072
  Separate account liabilities............................         43,796         53,867
                                                                 --------       --------
     Total liabilities....................................        110,199        121,213
                                                                 --------       --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 6)

STOCKHOLDERS' EQUITY
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  both September 30, 2008 and December 31, 2007...........             86             86
Additional paid-in capital................................          6,719          6,719
Retained earnings.........................................          1,396            892
Accumulated other comprehensive loss......................         (1,968)          (349)
                                                                 --------       --------
     Total stockholders' equity...........................          6,233          7,348
                                                                 --------       --------
     Total liabilities and stockholders' equity...........       $116,432       $128,561
                                                                 ========       ========




 SEE ACCOMPANYING NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

               INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
                                   (UNAUDITED)

                                  (IN MILLIONS)


                                                          THREE MONTHS             NINE MONTHS
                                                              ENDED                   ENDED
                                                          SEPTEMBER 30,           SEPTEMBER 30,
                                                     ----------------------  ----------------------
                                                               AS RESTATED,            AS RESTATED,
                                                       2008        2007        2008        2007
                                                     --------  ------------  --------  ------------
REVENUES
Premiums...........................................   $   90      $   92      $  310      $  263
Universal life and investment-type product policy
  fees.............................................      436         351       1,208       1,033
Net investment income..............................      621         719       1,968       2,183
Other revenues.....................................       54          64         169         188
Net investment gains (losses)......................       80         (48)        (91)       (249)
                                                      ------      ------      ------      ------
  Total revenues...................................    1,281       1,178       3,564       3,418
                                                      ------      ------      ------      ------
EXPENSES
Policyholder benefits and claims...................      265         256         813         722
Interest credited to policyholder account
  balances.........................................      253         325         849         967
Other expenses.....................................      462         319       1,219         999
                                                      ------      ------      ------      ------
  Total expenses...................................      980         900       2,881       2,688
                                                      ------      ------      ------      ------
Income from continuing operations before provision
  for income tax...................................      301         278         683         730
Provision for income tax...........................       82          88         179         201
                                                      ------      ------      ------      ------
Income from continuing operations..................      219         190         504         529
Income from discontinued operations, net of income
  tax..............................................       --          --          --           4
                                                      ------      ------      ------      ------
Net income.........................................   $  219      $  190      $  504      $  533
                                                      ======      ======      ======      ======




 SEE ACCOMPANYING NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

        INTERIM CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 (UNAUDITED)

                                  (IN MILLIONS)

                                                                                   ACCUMULATED OTHER
                                                                                  COMPREHENSIVE LOSS
                                                                             ----------------------------
                                                                                   NET          FOREIGN
                                                     ADDITIONAL                UNREALIZED       CURRENCY
                                             COMMON    PAID-IN    RETAINED     INVESTMENT     TRANSLATION
                                              STOCK    CAPITAL    EARNINGS   GAINS (LOSSES)   ADJUSTMENTS   TOTAL
                                             ------  ----------   --------   --------------   -----------  -------
Balance at January 1, 2008.................    $86     $6,719      $  892        $  (361)         $ 12     $ 7,348
Comprehensive income (loss):
  Net income...............................                           504                                      504
  Other comprehensive loss:
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax..........................                                           10                        10
     Unrealized investment gains (losses),
       net of related offsets and income
       tax.................................                                       (1,569)                   (1,569)
     Foreign currency translation
       adjustments, net of income tax......                                                        (60)        (60)
     Other comprehensive loss..............                                                                 (1,619)
                                                                                                           -------
  Comprehensive loss.......................                                                                 (1,115)
                                               ---     ------      ------        -------          ----     -------
Balance at September 30, 2008..............    $86     $6,719      $1,396        $(1,920)         $(48)    $ 6,233
                                               ===     ======      ======        =======          ====     =======




 SEE ACCOMPANYING NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

             INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007 (UNAUDITED)

                                  (IN MILLIONS)


                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              -----------------------
                                                                         AS RESTATED,
                                                                2008         2007
                                                              --------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $  1,157     $  1,881
                                                              --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities..............................    14,047       17,241
     Equity securities......................................        73          143
     Mortgage and consumer loans............................       373          815
     Real estate and real estate joint ventures.............        14          146
     Other limited partnership interests....................       181          435
  Purchases of:
     Fixed maturity securities..............................   (11,902)     (17,593)
     Equity securities......................................      (153)        (315)
     Mortgage and consumer loans............................      (429)      (1,815)
     Real estate and real estate joint ventures.............       (88)        (378)
     Other limited partnership interests....................      (404)        (354)
  Net change in policy loans................................      (285)           2
  Net change in short-term investments......................       815          106
  Net change in other invested assets.......................       189         (145)
  Other, net................................................        --           13
                                                              --------     --------
Net cash provided by (used in) investing activities.........     2,431       (1,699)
                                                              --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits...............................................     2,474        8,425
     Withdrawals............................................    (4,435)      (9,843)
  Net change in payables for collateral under securities
     loaned and other.......................................      (372)       2,177
  transactions
  Net change in short-term debt -- affiliated...............        --           52
  Long-term debt issued -- affiliated.......................       750           --
  Long-term debt repaid -- affiliated.......................      (435)          --
  Financing element on certain derivative instruments.......       (23)          52
  Debt and equity issuance costs............................        (8)          --
                                                              --------     --------
Net cash (used in) provided by financing activities.........    (2,049)         863
                                                              --------     --------
Change in cash and cash equivalents.........................     1,539        1,045
Cash and cash equivalents, beginning of period..............     1,774          649
                                                              --------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  3,313     $  1,694
                                                              ========     ========
Supplemental disclosures of cash flow information:
  Net cash paid during the period for:
     Interest...............................................  $     29     $     25
                                                              ========     ========
     Income tax.............................................  $     23     $     81
                                                              ========     ========




     See Note 12 for disclosure regarding the receipt of $901 million under an affiliated reinsurance agreement during the nine months ended September 30, 2007, which is included in net cash provided by operating activities.

 SEE ACCOMPANYING NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

    NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut, a Connecticut corporation incorporated in 1863, and its subsidiaries, including MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance and institutional protection and asset accumulation products.

  BASIS OF PRESENTATION

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the interim condensed consolidated financial statements. The most critical estimates include those used in determining:

          (i) the fair value of investments in the absence of quoted market values;

          (ii)   investment impairments;

          (iii)  the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

          (v) the existence and fair value of embedded derivatives requiring bifurcation;

          (vi)   the fair value of and accounting for derivatives;

          (vii) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (viii) the measurement of goodwill and related impairment, if any;

          (ix)   the liability for future policyholder benefits;

          (x) accounting for income taxes and the valuation of deferred tax assets;

          (xi)   accounting for reinsurance transactions; and

          (xii)  the liability for litigation and regulatory matters.

     In applying the Company's accounting policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

     The accompanying interim condensed consolidated financial statements include the accounts of: (i) the Company; (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     The accompanying interim condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company at September 30, 2008, its consolidated results of operations for the three months and nine months ended September 30, 2008 and 2007, its consolidated cash flows for the nine months ended September 30, 2008 and 2007, and its consolidated statement of stockholders' equity for the nine months ended September 30, 2008, in conformity with GAAP. Interim results are not necessarily indicative of full year performance. The December 31, 2007 consolidated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


balance sheet data was derived from audited consolidated financial statements included in MICC's Annual Report on Form 10-K for the year ended December 31, 2007 (as amended on Form 10-K/A, the "2007 Annual Report") filed with the U.S. Securities and Exchange Commission, which includes all disclosures required by GAAP. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company included in the 2007 Annual Report.

     During the first quarter of 2008, the Company identified a miscalculation of the foreign exchange adjustment related to the accrued interest credited liability included within policyholder account balances on its foreign denominated issuances under its guaranteed interest contract ("GIC") program. This miscalculation resulted in an overstatement of the foreign currency exchange loss on accrued interest credited payable and an understatement of net income. In addition, the Company recognized that its assessment of the functional currency of its operations in Ireland was not in accordance with the applicable accounting principles. As a result of identifying these foreign currency related matters in the first quarter of 2008, the Company restated its December 31, 2007 consolidated financial statements in the aforementioned Form 10-K/A. The Company also revised its consolidated financial statements for the quarter ended September 30, 2007 to properly reflect the accrued interest credited liability on its foreign denominated GICs in that Form 10-K/A. The Company's net income for the quarter ended September 30, 2007 increased by $36 million as a result of the correction of such matters. The consolidated financial statements as of and for the three and nine months ended September 30, 2007, as presented herein, have been restated for the effects of such adjustments.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

     SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Prior to SFAS 157, the fair value of a liability was often based on a settlement price concept, which assumed the liability was extinguished. Under SFAS 157, fair value is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Accordingly, fair value is no longer determined based solely upon the perspective of the reporting entity. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

     Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

     Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


              Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

     Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

     Effective January 1, 2008, the Company adopted SFAS 157 and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non-capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at fair value was $59 million ($38 million, net of income tax) and was recognized as a change in estimate in the accompanying interim condensed consolidated statement of income where it was presented in the respective income statement caption to which the item measured at fair value is presented. There were no significant changes in fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's consolidated net income in future periods. Note 11 presents the fair value of all assets and liabilities required to be measured at fair value as well as the expanded fair value disclosures required by SFAS 157, which includes updated critical accounting estimates related to investments, derivatives and embedded derivatives. This information should be read in conjunction with Note 1 of the Notes to Consolidated Financial Statements included in the 2007 Annual Report.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's interim condensed consolidated financial statements.

  Other

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's interim condensed consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") Implementation Issue E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price (zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's interim condensed consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). Under SFAS 141(r) and SFAS 160:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company is currently evaluating the impact of SFAS 141(r) on its accounting for future acquisitions and the impact of SFAS 160 on its consolidated financial statements.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives must be applied prospectively to intangible assets acquired after the effective date and the disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

  Derivatives

     In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS 133 to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. FSP 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company provided a majority of the required disclosures related to credit derivatives under this FSP and is currently evaluating the impact of FSP 133-1 and FIN 45-4 on its consolidated financial statement disclosures for guarantees.

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

  Other

     In September 2008, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective beginning in the first reporting period after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of FSP 140-3 on its consolidated financial statements.

     In December 2007, the FASB ratified as final the consensus on EITF Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6"). EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. EITF 07-6 applies prospectively to new arrangements entered into and assessments on existing transactions performed in fiscal years beginning after December 15, 2008. The Company does not expect the adoption of EITF 07-6 to have a material impact on its consolidated financial statements.

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                      SEPTEMBER 30, 2008
                                        ----------------------------------------------
                                                        GROSS
                                         COST OR      UNREALIZED
                                        AMORTIZED   -------------    ESTIMATED    % OF
                                           COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                        ---------   ----   ------   ----------   -----
                                                    (IN MILLIONS)
U.S. corporate securities.............   $16,326    $ 84   $1,769     $14,641     37.0%
Residential mortgage-backed
  securities..........................    10,083      73      490       9,666     24.5
Foreign corporate securities..........     6,307      37      526       5,818     14.7
U.S. Treasury/agency securities.......     2,982     128       25       3,085      7.8
Commercial mortgage-backed
  securities..........................     3,198      12      405       2,805      7.1
Asset-backed securities...............     2,524      --      377       2,147      5.4
Foreign government securities.........       572      31        9         594      1.5
State and political subdivision
  securities..........................       883       3      104         782      2.0
                                         -------    ----   ------     -------    -----
  Total fixed maturity securities.....   $42,875    $368   $3,705     $39,538    100.0%
                                         =======    ====   ======     =======    =====
Non-redeemable preferred stock........   $   581    $  1   $  138     $   444     61.8%
Common stock..........................       278       1        5         274     38.2
                                         -------    ----   ------     -------    -----
  Total equity securities.............   $   859    $  2   $  143     $   718    100.0%
                                         =======    ====   ======     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

                                                       DECEMBER 31, 2007
                                        ----------------------------------------------
                                                        GROSS
                                         COST OR      UNREALIZED
                                        AMORTIZED   -------------    ESTIMATED    % OF
                                           COST     GAIN    LOSS    FAIR VALUE   TOTAL
                                        ---------   ----   ------   ----------   -----
                                                         (IN MILLIONS)
U.S. corporate securities.............   $17,174    $119   $  618     $16,675     36.5%
Residential mortgage-backed
  securities..........................    11,914      98       80      11,932     26.1
Foreign corporate securities..........     6,536      83      184       6,435     14.1
U.S. Treasury/agency securities.......     3,976     126       11       4,091      9.0
Commercial mortgage-backed
  securities..........................     3,182      28       67       3,143      6.9
Asset-backed securities...............     2,236       4      108       2,132      4.7
Foreign government securities.........       635      55        2         688      1.5
State and political subdivision
  securities..........................       611       4       40         575      1.2
                                         -------    ----   ------     -------    -----
  Total fixed maturity securities.....   $46,264    $517   $1,110     $45,671    100.0%
                                         =======    ====   ======     =======    =====
Non-redeemable preferred stock........   $   777    $ 21   $   63     $   735     77.2%
Common stock..........................       215       9        7         217     22.8
                                         -------    ----   ------     -------    -----
  Total equity securities.............   $   992    $ 30   $   70     $   952    100.0%
                                         =======    ====   ======     =======    =====



     Below Investment Grade or Non Rated Fixed Maturity Securities -- The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $2.9 billion and $3.8 billion at September 30, 2008 and December 31, 2007, respectively. These securities had net unrealized losses of $472 million and $94 million at September 30, 2008 and December 31, 2007, respectively.

     Non-Income Producing Fixed Maturity Securities -- Non-income producing fixed maturity securities at estimated fair value were $12 million and $1 million at September 30, 2008 and December 31, 2007, respectively. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both September 30, 2008 and December 31, 2007.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- The Company is exposed to concentrations of credit risk related to U.S. Treasury securities and obligations of U.S. government and agencies. At September 30, 2008 and December 31, 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $3.1 billion and $4.1 billion, respectively.

     At September 30, 2008 and December 31, 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $20.5 billion and $23.1 billion, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. At September 30, 2008 and December 31, 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $1.8 billion and $1.9 billion, respectively, each less than 4% of the Company's total invested assets at such dates. The exposure to the largest single issuer of corporate fixed maturity securities held at September 30, 2008 and December 31, 2007 was $352 million and $254 million, respectively.

     At September 30, 2008 and December 31, 2007, the Company's holdings in structured securities -- which includes residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities -- at estimated fair value were $14.6 billion and $17.2 billion, respectively.

     - The majority of the residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. At September 30, 2008 and December 31, 2007, $9.6 billion and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


       $11.9 billion, respectively, of the estimated fair value or 99% for both, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P") or Fitch Ratings Insurance Group ("Fitch"). Alternative residential mortgage loans ("Alt-A") are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. At September 30, 2008 and December 31, 2007, the Company's Alt-A residential mortgage-backed securities exposure at estimated fair value was $0.9 billion and $1.1 billion, respectively, with an unrealized loss of $188 million and $28 million, respectively.

     - At September 30, 2008 and December 31, 2007, $2.4 billion and $2.6 billion, respectively, of the estimated fair value, or 86% and 84%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch.

     - The Company's asset-backed securities are diversified both by sector and by issuer. At September 30, 2008 and December 31, 2007, $1.2 billion and $1.0 billion, respectively, or 58% and 48%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At September 30, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables and automobile receivables of 43% and 12% of the total holdings, respectively. The Company's asset-backed securities include exposure to residential mortgage-backed securities backed by sub-prime mortgage loans. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At September 30, 2008 and December 31, 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $407 million and $570 million, respectively, and unrealized losses of $138 million and $45 million, respectively. At September 30, 2008, 17% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 1% and 53% were guaranteed by financial guarantee insurers who were Aaa, and Aa rated, respectively.

     At September 30, 2008, $1.2 billion of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $516 million, $497 million, $166 million and $7 million, are included within U.S. corporate securities, state and political subdivision securities, asset-backed securities and mortgage-backed securities, respectively, and 23%, 24% and 38% were guaranteed by financial guarantee insurers who were Aaa, Aa and A rated, respectively.

     At September 30, 2008, the Company's direct investments in fixed maturity securities and equity securities in Lehman Brothers Holdings Inc., Washington Mutual, Inc. and American International Group, Inc. have an aggregate book value (after impairments) of approximately $60 million. In addition, the Company has made secured loans to affiliates of Lehman Brothers Holdings Inc. which are fully collateralized.

     Concentrations of Credit Risk (Equity Securities) -- The Company is not exposed to any significant concentrations of credit risk in its equity securities portfolio.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                    SEPTEMBER 30, 2008   DECEMBER 31, 2007
                                                    ------------------   -----------------
                                                                 (IN MILLIONS)
    Fixed maturity securities.....................        $(3,337)             $(593)
    Equity securities.............................           (141)               (40)
    Derivatives...................................              2                (13)
    Other.........................................            (13)                (3)
                                                          -------              -----
      Subtotal....................................         (3,489)              (649)
                                                          -------              -----
    Amounts allocated from:
      DAC and VOBA................................            537                 93
                                                          -------              -----
    Deferred income tax...........................          1,032                195
                                                          -------              -----
      Subtotal....................................          1,569                288
                                                          -------              -----
    Net unrealized investment gains (losses)......        $(1,920)             $(361)
                                                          =======              =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                    SEPTEMBER 30, 2008
                                                    ------------------
                                                       (IN MILLIONS)
    Balance at December 31, 2007..................        $  (361)
    Unrealized investment losses during the
      period......................................         (2,840)
    Unrealized investment gains relating to:
      DAC and VOBA................................            444
      Deferred income tax.........................            837
                                                          -------
    Balance at September 30, 2008.................        $(1,920)
                                                          =======
    Change in net unrealized investment gains
      (losses)....................................        $(1,559)
                                                          =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:


                                                                 SEPTEMBER 30, 2008
                                      ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS        THAN 12 MONTHS                TOTAL
                                      ----------------------   ----------------------   ----------------------
                                      ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                         FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                        VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                      ---------   ----------   ---------   ----------   ---------   ----------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 7,874     $  775       $4,663      $  994      $12,537      $1,769
Residential mortgage-backed
  securities........................      4,158        303        1,176         187        5,334         490
Foreign corporate securities........      2,988        253        1,652         273        4,640         526
U.S. Treasury/agency securities.....        884         17          137           8        1,021          25
Commercial mortgage-backed
  securities........................      1,899        177          892         228        2,791         405
Asset-backed securities.............      1,348        116          779         261        2,127         377
Foreign government securities.......        257          8           14           1          271           9
State and political subdivision
  securities........................        400         50          301          54          701         104
                                        -------     ------       ------      ------      -------      ------
  Total fixed maturity securities...    $19,808     $1,699       $9,614      $2,006      $29,422      $3,705
                                        =======     ======       ======      ======      =======      ======
Equity securities...................    $   159     $   46       $  207      $   97      $   366      $  143
                                        =======     ======       ======      ======      =======      ======
Total number of securities in an
  unrealized loss position..........      2,690                   1,421
                                        =======                  ======





                                                                  DECEMBER 31, 2007
                                      ------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS        THAN 12 MONTHS                TOTAL
                                      ----------------------   ----------------------   ----------------------
                                      ESTIMATED      GROSS     ESTIMATED      GROSS     ESTIMATED      GROSS
                                         FAIR     UNREALIZED      FAIR     UNREALIZED      FAIR     UNREALIZED
                                        VALUE        LOSS        VALUE        LOSS        VALUE        LOSS
                                      ---------   ----------   ---------   ----------   ---------   ----------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........    $ 6,643       $316       $ 5,010       $302       $11,653      $  618
Residential mortgage-backed
  securities.......................      2,374         52         1,160         28         3,534          80
Foreign corporate securities.......      2,350         86         2,234         98         4,584         184
U.S. Treasury/agency securities....        307          2           343          9           650          11
Commercial mortgage-backed
  securities.......................        417         26         1,114         41         1,531          67
Asset-backed securities............      1,401         91           332         17         1,733         108
Foreign government securities......         63          1            62          1           125           2
State and political subdivision
  securities.......................         84          9           387         31           471          40
                                       -------       ----       -------       ----       -------      ------
     Total fixed maturity
       securities..................    $13,639       $583       $10,642       $527       $24,281      $1,110
                                       =======       ====       =======       ====       =======      ======
Equity securities..................    $   386       $ 42       $   190       $ 28       $   576      $   70
                                       =======       ====       =======       ====       =======      ======
Total number of securities in an
  unrealized loss position.........      2,011                    1,487
                                       =======                  =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20% or 20% or more at:


                                                                SEPTEMBER 30, 2008
                                           ------------------------------------------------------------
                                                 COST OR               GROSS              NUMBER OF
                                             AMORTIZED COST       UNREALIZED LOSS        SECURITIES
                                           ------------------   ------------------   ------------------
                                           LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                              20%       MORE       20%       MORE       20%       MORE
                                           ---------   ------   ---------   ------   ---------   ------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months.....................   $11,706    $4,724     $  530    $1,336     1,801       542
Six months or greater but less than nine
  months.................................     6,302       893        458       347       582       113
Nine months or greater but less than
  twelve months..........................     1,573       183        140        95       151        29
Twelve months or greater.................     7,709        37        777        22       876         6
                                            -------    ------     ------    ------
  Total..................................   $27,290    $5,837     $1,905    $1,800
                                            =======    ======     ======    ======
EQUITY SECURITIES:
Less than six months.....................   $    45    $  250     $    5    $   90        28        40
Six months or greater but less than nine
  months.................................        57       125          8        37         5        12
Nine months or greater but less than
  twelve months..........................        23        --          3        --         5        --
Twelve months or greater.................         9        --         --        --         4        --
                                            -------    ------     ------    ------
  Total..................................   $   134    $  375     $   16    $  127
                                            =======    ======     ======    ======





                                                                 DECEMBER 31, 2007
                                           ------------------------------------------------------------
                                                 COST OR               GROSS              NUMBER OF
                                             AMORTIZED COST       UNREALIZED LOSS        SECURITIES
                                           ------------------   ------------------   ------------------
                                           LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                              20%       MORE       20%       MORE       20%       MORE
                                           ---------   ------   ---------   ------   ---------   ------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months.....................   $10,460     $428       $349      $114      1,825       80
Six months or greater but less than nine
  months.................................     2,900       --        145        --        321       --

Nine months or greater but less than
  twelve months..........................     1,523       --         81        --        162       --

Twelve months or greater.................    10,079       --        421        --      1,358       --
                                            -------     ----       ----      ----
  Total..................................   $24,962     $428       $996      $114
                                            =======     ====       ====      ====
EQUITY SECURITIES:
Less than six months.....................   $   261     $ 56       $ 19      $ 16         98       18
Six months or greater but less than nine
  months.................................       111       --         10        --         16       --
Nine months or greater but less than
  twelve months..........................        37       --          5        --         12       --
Twelve months or greater.................       182       --         20        --         17       --
                                            -------     ----       ----      ----
  Total..................................   $   591     $ 56       $ 54      $ 16
                                            =======     ====       ====      ====




     As disclosed in Note 1 of the Notes to Consolidated Financial Statements included in the 2007 Annual Report, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At September 30, 2008 and December 31, 2007, $1.9 billion and $1.0 billion, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 7% and 4%, respectively, of the cost or amortized cost of such securities. At September 30, 2008 and December 31, 2007, $16 million and $54 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 12% and 9%, respectively, of the cost of such securities.

     At September 30, 2008, $1.8 billion and $127 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 31% and 34% of the cost or amortized cost for fixed maturity securities and equity securities, respectively. Of such unrealized losses of $1.8 billion and $127 million, $1.3 billion and $90 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $114 million and $16 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 27% and 29% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $114 million and $16 million related to fixed maturity securities and equity securities, respectively, all were in an unrealized loss position for a period of less than six months.

     The Company held 35 fixed maturity securities, each with a gross unrealized loss at September 30, 2008 of greater than $10 million. These 35 fixed maturity securities represented 13%, or $499 million in the aggregate, of the gross unrealized loss on fixed maturity securities. There were two equity securities with an unrealized loss of over $10 million at September 30, 2008. These two equity securities represented 20%, or $28 million in the aggregate, of the gross unrealized loss on equity securities. The Company held two fixed maturity securities, each with a gross unrealized loss at December 31, 2007 of greater than $10 million. These two fixed maturity securities represented 2%, or $21 million in the aggregate, of the gross unrealized loss on fixed maturity securities. There were no equity securities with a gross unrealized loss of over $10 million at December 31, 2007. The fixed maturity and equity securities, each with a gross unrealized loss greater than $10 million, increased $506 million during the nine months ended September 30, 2008. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $127 million at September 30, 2008 and $16 million at December 31, 2007, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover. Equity securities with an unrealized loss of 20% or more for six months or greater was $37 million at September 30, 2008 all of which was comprised of unrealized losses on investment grade financial services industry trust preferred securities, of which 92% are rated A or higher. Equity securities with an unrealized loss of 20% or more for six months or less was $90 million at September 30, 2008 of which $83 million, or 92%, are investment grade financial services industry trust preferred securities, of which 98% are rated A or higher. There were no equity securities with an unrealized loss of 20% or more for nine months or greater. In connection with the equity securities impairment review process during the third quarter of 2008, the Company evaluated its holdings in non-redeemable trust preferred securities, particularly those of financial services industry companies. The Company considered several factors including the likelihood of recovery in value of trust preferred securities with a severe unrealized loss and the likelihood of recovery in value of trust preferred securities with an extended unrealized loss (i.e., 12 months or more). The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities and it has the ability and intent to hold until the market value decline recovers. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming quarters.

     At September 30, 2008 and December 31, 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $3.8 billion and $1.2 billion, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                           2008           2007
                                                      -------------   ------------
SECTOR:
  U.S. corporate securities.........................             46%            52%
  Foreign corporate securities......................             14             16
  Asset-backed securities...........................             10              9
  Residential mortgage-backed securities............             13              7
  Commercial mortgage-backed securities.............             10              6
  U.S. Treasury/agency securities...................             --              1
  State and political subdivision securities........              3              3
  Other.............................................              4              6
                                                                ---            ---
     Total..........................................            100%           100%
                                                                ===            ===
INDUSTRY:
  Finance...........................................             30%            36%
  Industrial........................................              2             23
  Mortgage-backed...................................             23             13
  Asset-backed......................................             10              9
  Utility...........................................              9              8
  Consumer..........................................             10              3
  Communication.....................................              8              2
  Government........................................              1              1
  Other.............................................              7              5
                                                                ---            ---
     Total..........................................            100%           100%
                                                                ===            ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                THREE MONTHS            NINE MONTHS
                                                    ENDED                  ENDED
                                                SEPTEMBER 30,          SEPTEMBER 30,
                                            --------------------   --------------------
                                                    AS RESTATED,           AS RESTATED,
                                             2008       2007        2008       2007
                                            -----   ------------   -----   ------------
                                                           (IN MILLIONS)
Fixed maturity securities.................  $(224)      $(82)      $(366)      $(245)
Equity securities.........................    (42)         8         (54)          6
Mortgage and consumer loans...............     (3)         1         (35)          1
Real estate and real estate joint
  ventures................................     --         --          (2)          1
Other limited partnership interests.......     (1)        (4)         (3)        (17)
Derivatives...............................     27        117         197         151
Other.....................................    323        (88)        172        (146)
                                            -----       ----       -----       -----
  Net investment gains (losses)...........  $  80       $(48)      $ (91)      $(249)
                                            =====       ====       =====       =====



     The components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                       FIXED MATURITY SECURITIES                    EQUITY SECURITIES
                               ----------------------------------------  --------------------------------------
                                   THREE MONTHS         NINE MONTHS         THREE MONTHS         NINE MONTHS
                                      ENDED                ENDED                ENDED               ENDED
                                  SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,       SEPTEMBER 30,
                               -------------------  -------------------  ------------------  ------------------
                                      AS RESTATED,         AS RESTATED,        AS RESTATED,        AS RESTATED,
                                2008      2007       2008      2007      2008      2007      2008      2007
                               -----  ------------  -----  ------------  ----  ------------  ----  ------------
                                                                 (IN MILLIONS)
Gross investment gains.......  $  43      $ 19      $  85      $  53     $ --       $ 8      $  6       $12
Gross investment losses......    (79)      (93)      (197)      (276)     (12)       --       (17)       (4)
Writedowns...................   (188)       (8)      (254)       (22)     (30)       --       (43)       (2)
                               -----      ----      -----      -----     ----       ---      ----       ---
Net investment gains
  (losses)...................  $(224)     $(82)     $(366)     $(245)    $(42)      $ 8      $(54)      $ 6
                               =====      ====      =====      =====     ====       ===      ====       ===



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in estimated fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $218 million and $297 million for the three months and nine months ended September 30, 2008, respectively, and $8 million and $24 million for the three months and nine months ended September 30, 2007, respectively. The third quarter of 2008 impairments were concentrated in the Company's financial services industry holdings and were comprised of $146 million in impairments on fixed maturity securities and $29 million in impairments on equity securities for a total of $175 million. All of the impairments of equity securities of $29 million were on holdings of trust preferred securities in financial institutions. The Company also recognized in the third quarter of 2008 impairments of $35 million on fixed maturity securities it intends to sell at a loss subsequent to the balance sheet date. The remainder of the third quarter of 2008 impairments are attributable to extensive credit spread widening on certain securities where the Company was uncertain of its intent to retain the securities for a period of time sufficient to allow for a recovery of the market value decline.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                THREE MONTHS           NINE MONTHS
                                                   ENDED                  ENDED
                                               SEPTEMBER 30,          SEPTEMBER 30,
                                            -------------------   ---------------------
                                                   AS RESTATED,            AS RESTATED,
                                            2008       2007        2008        2007
                                            ----   ------------   ------   ------------
                                                       (IN MILLIONS)
Fixed maturity securities.................  $600       $729       $1,877      $2,110
Equity securities.........................     7          9           32          27
Mortgage and consumer loans...............    62         69          193         194
Policy loans..............................    13         13           46          39
Real estate and real estate joint
  ventures................................     8         18           22          69
Other limited partnership interests.......    (4)        20           12         140
Cash, cash equivalents and short-term
  investments.............................    15         27           55          72
Other.....................................    --          1           --           7
                                            ----       ----       ------      ------
  Total investment income.................   701        886        2,237       2,658
Less: Investment expenses.................    80        167          269         475
                                            ----       ----       ------      ------
  Net investment income...................  $621       $719       $1,968      $2,183
                                            ====       ====       ======      ======



     Affiliated investment income, included in cash, cash equivalents and short-term investments in the table above, related to the Company's investment in affiliated partnerships, Metropolitan Money Market Pool and MetLife Intermediate Income Pool, was $2 million and $9 million for the three months and nine months ended September 30, 2008, respectively, and $4 million and $17 million for the three months and nine months ended September 30, 2007, respectively.

     Affiliated investment expenses, included in the table above, were $7 million and $24 million for the three months and nine months ended September 30, 2008, respectively, and $9 million and $27 million for the three months and nine months ended September 30, 2007, respectively.

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company requires a minimum of 100% of the estimated fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $9.4 billion and $9.9 billion and an estimated fair value of $8.9 billion and $9.8 billion were on loan under the program at September 30, 2008 and December 31, 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $9.3 billion and $10.1 billion at September 30, 2008 and December 31, 2007, respectively. Of this $9.3 billion of cash collateral to be returned at September 30, 2008, approximately $2.8 billion was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral. The fair value of the securities on loan related to such cash collateral which could be required to be returned the next business day was $2.6 billion at September 30, 2008. U.S. Treasury and agency securities with a fair value of $1.2 billion were included in such securities on loan and could be immediately sold to satisfy the on open cash collateral requirements. Other than the cash collateral due on open terms, substantially all of the remaining cash collateral is due -- based upon when the related loaned security is scheduled to be returned -- within 90 days.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     Security collateral of $40 million on deposit from customers in connection with the securities lending transactions at December 31, 2007, may not be sold or repledged and is not reflected in the interim condensed consolidated financial statements. There was no security collateral on deposit at September 30, 2008.

  ASSETS ON DEPOSIT, HELD IN TRUST AND PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $22 million at both September 30, 2008 and December 31, 2007, consisting primarily of fixed maturity and equity securities.

     The Company has pledged fixed maturity securities in support of its debt and funding agreements with the Federal Home Loan Bank of Boston of $679 million and $901 million at September 30, 2008 and December 31, 2007, respectively. The nature of these Federal Home Loan Bank arrangements are described in Note 8 of the Notes to Consolidated Financial Statements included in the 2007 Annual Report.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 3.

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                            SEPTEMBER 30, 2008                DECEMBER 31, 2007
                                     -------------------------------   -------------------------------
                                                   CURRENT MARKET                    CURRENT MARKET
                                                    OR FAIR VALUE                     OR FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                              (IN MILLIONS)
Interest rate swaps................   $ 7,040   $  405       $117       $12,437   $  336       $144
Interest rate floors...............    12,071      174         --        12,071      159         --
Interest rate caps.................     3,516       11         --        10,715        7         --
Financial futures..................     1,458       22          7           881        2          5
Foreign currency swaps.............     3,724      665        104         3,716      788         97
Foreign currency forwards..........       106        2         --           167        2         --
Options............................       838      120         --         1,004       85          1
Financial forwards.................     1,009       17          1         2,330       20         --
Credit default swaps...............       399        6          2         1,013        5          3
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,161   $1,422       $231       $44,334   $1,404       $250
                                      =======   ======       ====       =======   ======       ====



     This information should be read in conjunction with Note 5 of the Notes to Consolidated Financial Statements included in the 2007 Annual Report.

     The Company commenced the use of inflation swaps during the first quarter of 2008. Inflation swaps are used as an economic hedge to reduce inflation risk generated from inflation-indexed liabilities. Inflation swaps are included in interest rate swaps in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  HEDGING

     The following table presents the notional amount and fair value of derivatives by type of hedge designation at:

                                              SEPTEMBER 30, 2008                DECEMBER 31, 2007
                                       -------------------------------   -------------------------------
                                                       FAIR VALUE                        FAIR VALUE
                                       NOTIONAL   --------------------   NOTIONAL   --------------------
                                        AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                       --------   ------   -----------   --------   ------   -----------
                                                                 (IN MILLIONS)
Fair value...........................   $   753   $   30       $ 46       $   651   $   20       $  3
Cash flow............................       486       78          1           486       85          3
Non-qualifying.......................    28,922    1,314        184        43,197    1,299        244
                                        -------   ------       ----       -------   ------       ----
  Total..............................   $30,161   $1,422       $231       $44,334   $1,404       $250
                                        =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                  THREE MONTHS          NINE MONTHS
                                                     ENDED                 ENDED
                                                 SEPTEMBER 30,         SEPTEMBER 30,
                                              -------------------   -------------------
                                                     AS RESTATED,          AS RESTATED,
                                              2008       2007       2008       2007
                                              ----   ------------   ----   ------------
                                                            (IN MILLIONS)
Qualifying hedges:
  Net investment income.....................   $--        $--        $(1)       $--
  Interest credited to policyholder account
     balances...............................    --         (2)         3         (5)
Non-qualifying hedges:
  Net investment gains (losses).............     3         23         29         58
                                               ---        ---        ---        ---
     Total..................................   $ 3        $21        $31        $53
                                               ===        ===        ===        ===



  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; and (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                 THREE MONTHS          NINE MONTHS
                                                    ENDED                 ENDED
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                             -------------------   -------------------
                                                    AS RESTATED,          AS RESTATED,
                                             2008       2007       2008       2007
                                             ----   ------------   ----   ------------
                                                           (IN MILLIONS)
Changes in the fair value of derivatives...  $(39)      $ 22       $(30)      $ 22
Changes in the fair value of the items
  hedged...................................    43        (19)        34        (24)
                                             ----       ----       ----       ----
Net ineffectiveness of fair value hedging
  activities...............................  $  4       $  3       $  4       $ (2)
                                             ====       ====       ====       ====



     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments;

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


(ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the three months and nine months ended September 30, 2008 and 2007, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. For the three months and nine months ended September 30, 2008 and 2007, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments, for the three months and nine months ended September 30, 2008 and 2007.

     The following table presents the components of other comprehensive income
(loss) before income tax, related to cash flow hedges:

                                                          THREE MONTHS           NINE MONTHS
                                                              ENDED                 ENDED
                                                          SEPTEMBER 30,         SEPTEMBER 30,
                                                       ------------------    ------------------
                                                             AS RESTATED,          AS RESTATED,
                                                       2008      2007        2008      2007
                                                       ----  ------------    ----  ------------
                                                                     (IN MILLIONS)
Other comprehensive income (loss) balance at the
  beginning of the period...........................   $(14)     $(11)       $(13)     $ (9)
Gains (losses) deferred in other comprehensive
  income (loss) on the effective portion of cash
  flow hedges.......................................    (40)       19          (4)       27
Amounts reclassified to net investment gains
  (losses)..........................................     56       (20)         19       (30)
                                                       ----      ----        ----      ----
Other comprehensive income (loss) balance at the end
  of the period ....................................   $  2      $(12)       $  2      $(12)
                                                       ====      ====        ====      ====



     At September 30, 2008, $65 million of the deferred net gains on derivatives accumulated in other comprehensive income (loss) is expected to be reclassified to earnings within the next 12 months.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rates; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; (vi) financial forwards to buy and sell securities to economically hedge its exposure to interest rates; (vii) basis swaps to better match the cash flows of assets and related liabilities; and (viii) inflation swaps to reduce risk generated from inflation-indexed liabilities.

     The following table presents changes in fair value related to derivatives that do not qualify for hedge accounting:

                                                         THREE MONTHS             NINE MONTHS
                                                             ENDED                   ENDED
                                                         SEPTEMBER 30,           SEPTEMBER 30,
                                                     --------------------    --------------------
                                                             AS RESTATED,            AS RESTATED,
                                                     2008        2007        2008        2007
                                                     ----    ------------    ----    ------------
                                                                     (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives.....................................   $(52)       $109        $(31)        $88



  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation, and certain guaranteed minimum income riders and ceded reinsurance written on a funds withheld basis.

     The following table presents the fair value of the Company's embedded derivatives at:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                           2008           2007
                                                      -------------   ------------
                                                              (IN MILLIONS)
Net embedded derivatives within asset host
  contracts:
  Ceded guaranteed minimum benefit riders...........       $764           $382
  Call options in equity securities.................        (14)            --
                                                           ----           ----
     Net embedded derivatives within asset host
       contracts....................................       $750           $382
                                                           ====           ====
Net embedded derivatives within liability host
  contracts:
  Direct guaranteed minimum benefit riders..........       $421           $257
  Ceded funds withheld balances.....................        (35)            --
                                                           ----           ----
     Net embedded derivatives within liability host
       contracts....................................       $386           $257
                                                           ====           ====



     The following table presents changes in fair value related to embedded derivatives:

                                                 THREE MONTHS          NINE MONTHS
                                                    ENDED                 ENDED
                                                SEPTEMBER 30,         SEPTEMBER 30,
                                             -------------------   -------------------
                                                    AS RESTATED,          AS RESTATED,
                                             2008       2007       2008       2007
                                             ----   ------------   ----   ------------
                                                           (IN MILLIONS)
Net investment gains (losses)..............  $101       $(16)      $195        $10


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange-traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of September 30, 2008 and December 31, 2007, the Company was obligated to return cash collateral under its control of $829 million and $370 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of September 30, 2008 and December 31, 2007, the Company had also accepted collateral consisting of various securities with a fair market value of $122 million and $526 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of September 30, 2008 and December 31, 2007, none of the collateral had been sold or repledged.

     In addition, the Company has exchange-traded futures, which require the pledging of collateral. As of September 30, 2008 and December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $6 million and $25 million, respectively, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. As of September 30, 2008 the Company provided cash

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


collateral of $12 million which is included in premiums and other receivables in the consolidated balance sheet. As of December 31, 2007 the Company did not provide any cash collateral.

     In connection with synthetically created investment transactions and credit default swaps held in relation to the available-for-sale securities, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of the referenced credit obligations is zero, was $221 million at September 30, 2008. The credit default swaps expire at various times during the next five years.

     The following table presents the fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at September 30, 2008:


                                                                  SEPTEMBER 30, 2008
                                             -----------------------------------------------------------
                                              FAIR VALUE OF       MAXIMUM AMOUNT OF          WEIGHTED
RATING AGENCY DESIGNATION OF REFERENCED      CREDIT DEFAULT     FUTURE PAYMENTS UNDER     AVERAGE YEARS
CREDIT OBLIGATIONS (1)                            SWAPS       CREDIT DEFAULT SWAPS (2)   TO MATURITY (3)
---------------------------------------      --------------   ------------------------   ---------------
                                                           (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)...........................             $--                       $ --                --
  Credit default swaps referencing
     indices...............................              (1)                       201               4.3
                                                        ---                       ----
     Subtotal..............................              (1)                       201               4.3
                                                        ---                       ----
Baa
  Single name credit default swaps
     (corporate)...........................              --                         --                --
  Credit default swaps referencing
     indices...............................              --                         --                --
                                                        ---                       ----
     Subtotal..............................              --                         --                --
                                                        ---                       ----
Ba
  Single name credit default swaps
     (corporate)...........................              --                         20               1.0
  Credit default swaps referencing
     indices...............................              --                         --                --
                                                        ---                       ----
     Subtotal..............................              --                         20               1.0
                                                        ---                       ----
B
  Single name credit default swaps
     (corporate)...........................              --                         --                --
  Credit default swaps referencing
     indices...............................              --                         --                --
                                                        ---                       ----
     Subtotal..............................              --                         --                --
                                                        ---                       ----
Caa and lower
  Single name credit default swaps
     (corporate)...........................              --                         --                --
  Credit default swaps referencing
     indices...............................              --                         --                --
                                                        ---                       ----
     Subtotal..............................              --                         --                --
                                                        ---                       ----
In or near default
  Single name credit default swaps
     (corporate)...........................              --                         --                --
  Credit default swaps referencing
     indices...............................              --                         --                --
                                                        ---                       ----
     Subtotal..............................              --                         --                --
                                                        ---                       ----
                                                        $(1)                      $221               4.0
                                                        ===                       ====




--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps are calculated based upon weighted average notional amounts.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

4.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:


                                                                   POLICYHOLDER ACCOUNT
                                   FUTURE POLICY BENEFITS                BALANCES               OTHER POLICYHOLDER FUNDS
                                ----------------------------   ----------------------------   ----------------------------
                                SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                     2008           2007            2008           2007            2008           2007
                                -------------   ------------   -------------   ------------   -------------   ------------
                                                                       (IN MILLIONS)
Individual
  Traditional life...........      $   929         $   921        $    --         $    --         $   66         $   50
  Universal & variable life..          652             575          5,356           4,995          1,596          1,496
  Annuities..................        1,009             944         15,244          15,058             28             36
  Other......................           --              --             70              47             --             --
Institutional
  Group life.................          207             220          1,053             763              4              5
  Retirement & savings.......       11,907          12,040         10,150          12,780             --             --
  Non-medical health &
     other...................          296             303             --              --              2              2
Corporate & Other (1)........        4,744           4,573            293             172            182            188
                                   -------         -------        -------         -------         ------         ------
     Total...................      $19,744         $19,576        $32,166         $33,815         $1,878         $1,777
                                   =======         =======        =======         =======         ======         ======




--------

   (1) Corporate & Other includes intersegment eliminations.

     Affiliated insurance liabilities included in the table above include reinsurance assumed. Affiliated future policy benefits, included in the table above, were $32 million and $29 million at September 30, 2008 and December 31, 2007, respectively. Affiliated policyholder account balances, included in the table above, were $146 million and $97 million at September 30, 2008 and December 31, 2007, respectively. Affiliated other policyholder funds, included in the table above, were $1.3 billion at both September 30, 2008 and December 31, 2007.

5.  LONG-TERM DEBT -- AFFILIATED

     In April 2008, MetLife Insurance Company of Connecticut issued a surplus note with a principal amount of $750 million and an interest rate of 8.595%, to MetLife Capital Trust X, an affiliate.

     In June 2008, MLI-USA repaid surplus notes of $400 million and $35 million to MetLife, Inc. and MetLife Investors Group, Inc., respectively.

6.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Estimates of possible losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of September 30, 2008.

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims have been resolved through settlement. Other sales practices claims have been won by dispositive motions or have gone to trial. Most of the current cases seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas or make other inquiries concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $1.6 billion and $1.4 billion at September 30, 2008 and December 31, 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $339 million and $626 million at September 30, 2008 and December 31, 2007, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

  COMMITMENTS TO FUND BANK CREDIT FACILITIES AND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $413 million and $488 million at September 30, 2008 and December 31, 2007, respectively.

  OTHER COMMITMENTS

     The Company has entered into collateral arrangements with affiliates which require the transfer of collateral in connection with secured demand notes. At both September 30, 2008 and December 31, 2007, the Company had agreed to fund up to $60 million of cash upon the request of an affiliate and had transferred collateral consisting of various securities with a fair market value of $76 million and $73 million, respectively, to custody accounts to secure the notes. The counterparties are permitted by contract to sell or repledge this collateral.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII"), a former affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII that is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in-force, representing the maximum potential obligation under this guarantee, was $401 million and $434 million at September 30, 2008 and December 31, 2007, respectively. The Company does not hold any collateral related to this guarantee, but has recorded a liability of $1 million that was based on the total account value of the guaranteed policies plus the amounts retained per policy at both September 30, 2008 and December 31, 2007. The remainder of the risk was ceded to external reinsurers.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions and credit default swaps held in relation to the available-for-sale securities, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of the referenced credit obligations is zero, was $221 million at September 30, 2008. The credit default swaps expire at various times during the next five years.

     See also Note 3 for disclosures related to credit default swap obligations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

7.  COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive income (loss) are as follows:

                                                THREE MONTHS          NINE MONTHS
                                                   ENDED                 ENDED
                                               SEPTEMBER 30,         SEPTEMBER 30,
                                            -------------------  ---------------------
                                                   AS RESTATED,           AS RESTATED,
                                             2008      2007        2008       2007
                                            -----  ------------  -------  ------------
                                                           (IN MILLIONS)
Net income................................  $ 219      $190      $   504      $ 533
Other comprehensive income (loss):
  Unrealized gains (losses) on derivative
     instruments, net of income tax.......     11        (1)          10         (2)
  Unrealized gains (losses), net of
     related offsets and income tax.......   (851)      175       (1,569)      (179)
  Foreign currency translation
     adjustments, net of income tax.......    (57)        8          (60)        14
                                            -----      ----      -------      -----
Other comprehensive income (loss).........   (897)      182       (1,619)      (167)
                                            -----      ----      -------      -----
  Comprehensive income (loss).............  $(678)     $372      $(1,115)     $ 366
                                            =====      ====      =======      =====



8.  OTHER EXPENSES

     Information on other expenses is as follows:

                                               THREE MONTHS            NINE MONTHS
                                                   ENDED                  ENDED
                                               SEPTEMBER 30,          SEPTEMBER 30,
                                           --------------------   ---------------------
                                                   AS RESTATED,            AS RESTATED,
                                            2008       2007        2008        2007
                                           -----   ------------   ------   ------------
                                                           (IN MILLIONS)
Compensation.............................  $  32       $  32      $   89       $  92
Commissions..............................    189         203         538         570
Interest and debt issue costs............     19           8          53          25
Amortization of DAC and VOBA.............    258         149         629         481
Capitalization of DAC....................   (215)       (216)       (596)       (587)
Rent, net of sublease income.............      1           2           3           4
Insurance tax............................     10          12          30          34
Other....................................    168         129         473         380
                                           -----       -----      ------       -----
  Total other expenses...................  $ 462       $ 319      $1,219       $ 999
                                           =====       =====      ======       =====



     See Note 12 for discussion of affiliated expenses included in the table above.

9.  BUSINESS SEGMENT INFORMATION

     The Company has two operating segments, Individual and Institutional, as well as Corporate & Other. These segments are managed separately because they provide different products and services, require different strategies or have different technology requirements.

     Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


and services, including group life insurance and other insurance products and services. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in MetLife's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the three months and nine months ended September 30, 2008 and 2007. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. The Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage their capital. The Company evaluates the performance of each segment based upon net income, excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                                                                                CORPORATE &
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008      INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
---------------------------------------------      ----------   -------------   -----------   ------
                                                                     (IN MILLIONS)
REVENUES
Premiums.........................................     $ 35           $ 49           $  6      $   90
Universal life and investment-type product policy
  fees...........................................      419             15              2         436
Net investment income............................      277            331             13         621
Other revenues...................................       51              2              1          54
Net investment gains (losses)....................      123            (11)           (32)         80
                                                      ----           ----           ----      ------
  Total revenues.................................      905            386            (10)      1,281
                                                      ----           ----           ----      ------
EXPENSES
Policyholder benefits and claims.................      103            151             11         265
Interest credited to policyholder account
  balances.......................................      163            108            (18)        253
Other expenses...................................      413             12             37         462
                                                      ----           ----           ----      ------
  Total expenses.................................      679            271             30         980
                                                      ----           ----           ----      ------
Income from continuing operations before
  provision for income tax.......................      226            115            (40)        301
Provision for income tax.........................       78             38            (34)         82
                                                      ----           ----           ----      ------
Net income.......................................     $148           $ 77           $ (6)     $  219
                                                      ====           ====           ====      ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30,                                       CORPORATE &
2007 -- AS RESTATED                               INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
----------------------------------------          ----------   -------------   -----------   ------
                                                                    (IN MILLIONS)
REVENUES
Premiums........................................     $ 74           $ 12           $ 6       $   92
Universal life and investment-type product
  policy fees...................................      338             12             1          351
Net investment income...........................      266            391            62          719
Other revenues..................................       61              3            --           64
Net investment gains (losses)...................       24            (64)           (8)         (48)
                                                     ----           ----           ---       ------
  Total revenues................................      763            354            61        1,178
                                                     ====           ====           ===       ======
EXPENSES
Policyholder benefits and claims................      116            135             5          256
Interest credited to policyholder account
  balances......................................      165            160            --          325
Other expenses..................................      287             16            16          319
                                                     ----           ----           ---       ------
  Total expenses................................      568            311            21          900
                                                     ----           ----           ---       ------
Income from continuing operations before
  provision for income tax......................      195             43            40          278
Provision for income tax........................       70             15             3           88
                                                     ----           ----           ---       ------
Net income......................................     $125           $ 28           $37       $  190
                                                     ====           ====           ===       ======




                                                                                CORPORATE &
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008       INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
--------------------------------------------       ----------   -------------   -----------   ------
                                                                     (IN MILLIONS)
REVENUES
Premiums.........................................    $  134         $  159          $ 17      $  310
Universal life and investment-type product policy
  fees...........................................     1,173             31             4       1,208
Net investment income............................       842          1,048            78       1,968
Other revenues...................................       163              5             1         169
Net investment gains (losses)....................       151           (233)           (9)        (91)
                                                     ------         ------          ----      ------
  Total revenues.................................     2,463          1,010            91       3,564
                                                     ------         ------          ----      ------
EXPENSES
Policyholder benefits and claims.................       308            476            29         813
Interest credited to policyholder account
  balances.......................................       514            353           (18)        849
Other expenses...................................     1,098             39            82       1,219
                                                     ------         ------          ----      ------
  Total expenses.................................     1,920            868            93       2,881
                                                     ------         ------          ----      ------
Income from continuing operations before
  provision for income tax.......................       543            142            (2)        683
Provision for income tax.........................       188             47           (56)        179
                                                     ------         ------          ----      ------
Net income.......................................    $  355         $   95          $ 54      $  504
                                                     ======         ======          ====      ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30,                                     CORPORATE &
2007 -- AS RESTATED                            INDIVIDUAL   INSTITUTIONAL      OTHER       TOTAL
---------------------------------------        ----------   -------------   -----------   ------
                                                                 (IN MILLIONS)
REVENUES
Premiums.....................................    $  221         $   24          $ 18      $  263
Universal life and investment-type product
  policy fees................................     1,001             31             1       1,033
Net investment income........................       813          1,130           240       2,183
Other revenues...............................       178             10            --         188
Net investment gains (losses)................       (43)          (191)          (15)       (249)
                                                 ------         ------          ----      ------
  Total revenues.............................     2,170          1,004           244       3,418
                                                 ------         ------          ----      ------
EXPENSES
Policyholder benefits and claims.............       330            370            22         722
Interest credited to policyholder account
  balances...................................       484            482             1         967
Other expenses...............................       921             38            40         999
                                                 ------         ------          ----      ------
  Total expenses.............................     1,735            890            63       2,688
                                                 ------         ------          ----      ------
Income from continuing operations before
  provision for income tax...................       435            114           181         730
Provision for income tax.....................       154             40             7         201
                                                 ------         ------          ----      ------
Income from continuing operations............       281             74           174         529
Income from discontinued operations, net of
  income tax.................................        --              4            --           4
                                                 ------         ------          ----      ------
Net income...................................    $  281         $   78          $174      $  533
                                                 ======         ======          ====      ======



     The following table presents total assets with respect to the Company's segments, as well as Corporate & Other, at:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                           2008           2007
                                                      -------------   ------------
                                                              (IN MILLIONS)
Individual..........................................     $ 73,286       $ 82,214
Institutional.......................................       29,696         35,154
Corporate & Other...................................       13,450         11,193
                                                         --------       --------
Total...............................................     $116,432       $128,561
                                                         ========       ========



     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the three months and nine months ended September 30, 2008 and 2007. Substantially all of the Company's revenues originated in the United States.

10.  DISCONTINUED OPERATIONS

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


disposition costs. There was no carrying value of real estate related to discontinued operations at both September 30, 2008 and December 31, 2007.

     The Company had no discontinued operations for the three months and nine months ended September 30, 2008. In the Institutional segment, the Company had net investment income of $1 million, net investment gains of $5 million and income tax of $2 million, related to discontinued operations resulting in income from discontinued operations of $4 million, net of income tax, for the nine months ended September 30, 2007. The Company did not have investment income or expense related to discontinued operations for the three months ended September 30, 2007.

11.  FAIR VALUE

  ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  Recurring Fair Value Measurements

     The fair value of the Company's financial instruments which are measured at estimated fair value in the consolidated financial statements is estimated as follows:

     - Fixed Maturity, Equity Securities and Short-Term Investments -- When available, the estimated fair value of the Company's fixed maturity and equity securities as well as certain short-term investments are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

       When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

       The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

       When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and, therefore, have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

       The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     - Derivatives -- The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


       foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

       The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

       The credit risk of both the counterparty and the Company are considered in determining the fair value for all over-the-counter derivatives, after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is on a net exposure by counterparty basis due to the existence of netting agreements and collateral arrangements. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not required in the valuation process. It should be noted that the Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. Such agreements serve to effectively mitigate credit risk.

       Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     - Embedded Derivatives -- Embedded derivatives principally include certain direct, assumed and ceded variable annuity riders, and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded in the financial statements at fair value with changes in fair value adjusted through net income.

       The Company issues certain variable annuity products with guaranteed minimum benefit riders. These include guaranteed minimum withdrawal benefit ("GMWB") riders, guaranteed minimum accumulation benefit ("GMAB") riders, and certain guaranteed minimum income benefit ("GMIB") riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at fair value separately from the host variable annuity contract, with changes in fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's debt as well as its claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


       surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the fair value of the riders that could materially affect net income.

       The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

       In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to the same affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e. not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

       The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. These risks are fully retroceded to the same affiliated reinsurance company. Both the assumed and retroceded contracts contain embedded derivatives. The embedded derivatives associated with the assumed risks are included in policyholder account balances and the embedded derivatives associated with the retroceded risks are included in premiums and other receivables with changes in fair value of both reported in net investment gains (losses). The values of the embedded derivatives in both the assumed and retroceded contracts are determined in a similar manner and using a methodology consistent with that described previously for the riders directly written by the Company.

       The fair value of the embedded derivatives within funds withheld at interest related to certain ceded reinsurance is determined based on the change in fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The fair value of the underlying assets is determined as described above in "-- Fixed Maturity, Equity Securities and Short-Term Investments." The fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities with changes in fair value recorded in net investment gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

       The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at fair value in the interim condensed consolidated financial statements and respective changes in fair value could materially affect net income.

     - Separate Account Assets -- Separate account assets are carried at fair value and reported as a summarized total on the consolidated balance sheet in accordance with Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, derivatives, other limited partnership interests,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)


       short-term investments and cash and cash equivalents. The fair value of mutual funds is based upon quoted prices or reported net assets values provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the general account. Other limited partnership interests are valued giving consideration to the value of the underlying holdings of the partnerships and by applying a premium or discount, if appropriate, for factors such as liquidity, bid/ask spreads, the performance record of the fund manager or other relevant variables which may impact the exit value of the particular partnership interest.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis and their corresponding fair value hierarchy, are summarized as follows:

                                                                   SEPTEMBER 30, 2008
                                               ---------------------------------------------------------
                                               FAIR VALUE MEASUREMENTS AT REPORTING DATE
                                               USING
                                               -----------------------------------------
                                                QUOTED PRICES IN   SIGNIFICANT
                                               ACTIVE MARKETS FOR     OTHER      SIGNIFICANT
                                                IDENTICAL ASSETS    OBSERVABLE  UNOBSERVABLE
                                                 AND LIABILITIES      INPUTS       INPUTS        TOTAL
                                                    (LEVEL 1)       (LEVEL 2)     (LEVEL 3)   FAIR VALUE
                                               ------------------  -----------  ------------  ----------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities..................        $    --         $13,204       $1,437       $14,641
  Residential mortgage-backed securities.....             --           9,574           92         9,666
  Foreign corporate securities...............             --           4,569        1,249         5,818
  U.S. Treasury/agency securities............            873           2,128           84         3,085
  Commercial mortgage-backed securities......             --           2,641          164         2,805
  Asset-backed securities....................             --           1,458          689         2,147
  Foreign government securities..............             --             583           11           594
  State and political subdivision
     securities..............................             --             741           41           782
                                                     -------         -------       ------       -------
     Total fixed maturity securities.........            873          34,898        3,767        39,538
                                                     -------         -------       ------       -------
Equity securities:
  Non-redeemable preferred stock.............             --              60          384           444
  Common stock...............................            173              71           30           274
                                                     -------         -------       ------       -------
     Total equity securities.................            173             131          414           718
                                                     -------         -------       ------       -------
Short-term investments (1)...................             12             133           --           145
Derivative assets (2)........................             22           1,260          140         1,422
Net embedded derivatives within asset host
  contracts (3)..............................             --              --          764           764
Separate account assets (4)..................         43,460             172          164        43,796
                                                     -------         -------       ------       -------
     Total assets............................        $44,540         $36,594       $5,249       $86,383
                                                     =======         =======       ======       =======
LIABILITIES
Derivative liabilities (2)...................        $     7         $   221       $    3       $   231
Net embedded derivatives within liability
  host contracts (3).........................             --              --          386           386
                                                     -------         -------       ------       -------
     Total liabilities.......................        $     7         $   221       $  389       $   617
                                                     =======         =======       ======       =======



-------

   (1) Short-term investments as presented in the table above differ from the amounts presented in the consolidated balance sheet because certain short-term investments are not measured at estimated fair value (e.g. time deposits, money market funds, etc.).

   (2) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Equity securities also includes embedded derivatives of ($14) million. Net embedded derivatives within liability host contracts are presented within policyholder account balances and other liabilities.

   (4) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities, exchange-traded common stock, and certain short-term money market securities. As it relates to derivatives, this level includes financial futures including exchange-traded equity and interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities, and asset-backed securities. Equity securities classified as Level 2 securities consist principally of non-redeemable preferred stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes all types of derivative instruments utilized by the Company with the exception of exchange-traded futures included within Level 1 and those derivative instruments with unobservable inputs as described in Level 3. Separate account assets classified within this level are generally similar to those classified within this level for the general account.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; asset backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist principally of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes: financial forwards including swap spread locks with maturities which extend beyond observable periods; equity variance swaps with unobservable volatility inputs; credit default swaps which are priced through independent broker quotations; equity options with unobservable volatility inputs; and interest rate caps and floors referencing unobservable yield curves and/or which include liquidity and volatility adjustments. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include other limited partnership interests. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders and embedded derivatives related to funds withheld on ceded reinsurance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     A rollforward of the fair value measurements for all assets and liabilities measured at fair value on a recurring basis using significant unobservable (Level 3) inputs for the three months and nine months ended September 30, 2008 is as follows:

                                       FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                           ----------------------------------------------------------------------------------------------
                                                                        TOTAL
                                                                 REALIZED/UNREALIZED
                                                                   GAINS (LOSSES)
                                                                    INCLUDED IN:
                                        IMPACT OF              ----------------------  PURCHASES,   TRANSFER
                                        SFAS 157                              OTHER      SALES,        IN
                            BALANCE,    AND SFAS                           COMPREHEN-   ISSUANCES  AND/OR OUT
                            DECEMBER       159      BALANCE,                  SIVE         AND         OF       BALANCE,
                               31,      ADOPTION    BEGINNING   EARNINGS     INCOME      SETTLE-     LEVEL 3     END OF
                              2007         (1)      OF PERIOD    (2, 3)      (LOSS)     MENTS (4)      (5)       PERIOD
                           ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                    (IN MILLIONS)
FOR THE NINE MONTHS ENDED
  SEPTEMBER 30, 2008
Fixed maturity
  securities.............    $4,602        $--       $4,602       $(131)      $(549)      $(226)       $71       $3,767
Equity securities........       556         --          556         (42)        (55)        (46)         1          414
Net derivatives (6)......       108         --          108          80          --         (51)        --          137
Separate account assets
  (7)....................       183         --          183         (17)         --          --         (2)         164
Net embedded derivatives
  (8)....................       125         92          217         103          --          58         --          378
FOR THE THREE MONTHS
  ENDED SEPTEMBER 30,
  2008
Fixed maturity
  securities.............                             3,974         (97)       (274)         80         84        3,767
Equity securities........                               471         (28)        (13)        (11)        (5)         414
Net derivatives (6)......                               104          55          --         (22)        --          137
Separate account assets
  (7)....................                               176         (12)         --          --         --          164
Net embedded derivatives
  (8)....................                               259         101          --          18         --          378


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. Such amount was offset by a reduction to DAC of $30 million resulting in a net impact of $62 million. This net impact of $62 million along with a $3 million reduction in the fair value of Level 2 freestanding derivatives results in a total impact of adoption of SFAS 157 of $59 million.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/(losses). Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/(losses). Lapses associated with embedded derivatives are included with the earnings caption of total gains/(losses).

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and (losses) (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (9) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The table below summarizes both realized and unrealized gains and losses for the three months and nine months ended September 30, 2008 due to changes in fair value recorded in earnings for Level 3 assets and liabilities:

                                                            TOTAL GAINS AND LOSSES
                                                   ---------------------------------------
                                                    CLASSIFICATION OF REALIZED/UNREALIZED
                                                          GAINS (LOSSES) INCLUDED IN
                                                   ---------------------------------------
                                                   NET INVESTMENT   NET INVESTMENT
                                                       INCOME       GAINS (LOSSES)   TOTAL
                                                   --------------   --------------   -----
                                                                (IN MILLIONS)
    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
    Fixed maturity securities....................        $ 4             $(135)      $(131)
    Equity securities............................         --               (42)        (42)
    Net derivatives..............................         --                80          80
    Net embedded derivatives.....................         --               103         103
    FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
    Fixed maturity securities....................          3              (100)        (97)
    Equity securities............................         --               (28)        (28)
    Net derivatives..............................         --                55          55
    Net embedded derivatives.....................         --               101         101


     The table below summarizes the portion of unrealized gains and (losses) recorded in earnings for the three months and nine months ended September 30, 2008 for Level 3 assets and liabilities that are still held at September 30, 2008.

                                                 CHANGES IN UNREALIZED GAINS (LOSSES)
                                                 RELATING TO ASSETS HELD AT SEPTEMBER
                                                               30, 2008
                                               ---------------------------------------
                                               NET INVESTMENT     INVESTMENT
                                                   INCOME       GAINS (LOSSES)   TOTAL
                                               --------------   --------------   -----
                                                        (IN MILLIONS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
Fixed maturity securities....................        $ 4             $(104)      $(100)
Equity securities............................         --               (30)        (30)
Net derivatives..............................         --                59          59
Net embedded derivatives.....................         --                93          93
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008
Fixed maturity securities....................          2               (82)        (80)
Equity securities............................         --               (28)        (28)
Net derivatives..............................         --                49          49
Net embedded derivatives.....................         --                97          97


  Non-Recurring Fair Value Measurements

     Certain non-financial assets are measured at fair value on a non-recurring basis (e.g. goodwill and other intangibles considered impaired).

     At September 30, 2008, the Company held $46 million in mortgage loans which are carried at fair value based on the value of the underlying collateral or independent broker quotations, if lower, of which $1 million was related to impaired mortgage loans held-for-investment and $45 million to certain mortgage loans held-for-sale. These impaired mortgage loans were recorded at fair value and represent a nonrecurring fair value measurement. The fair value was categorized as Level 3. Included within net investment gains (losses) for such impaired mortgage loans are net impairments of $4 million and $18 million for the three months and nine months ended September 30, 2008, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     At September 30, 2008, the Company held $2 million in cost basis other limited partnership interests which were impaired during the three months ended September 30, 2008 based on the underlying limited partnership financial statements. These other limited partnership interests were recorded at estimated fair value and represent a non-recurring fair value measurement. The estimated fair value was categorized as Level 3. Included within net investment gains (losses) for such other limited partnerships are impairments of $1 million and $4 million for the three months and nine months ended September 30, 2008, respectively.

12.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $167 million and $485 million for the three months and nine months ended September 30, 2008, respectively, and $87 million and $322 million for the three months and nine months ended September 30, 2007, respectively. See Note 2 for expenses related to investment advice under these agreements, recorded in net investment income.

     The Company had net payables to affiliates of $5 million and $27 million at September 30, 2008 and December 31, 2007, respectively, excluding affiliated reinsurance balances discussed below.

  REINSURANCE TRANSACTIONS

     As disclosed in Note 9 of the Notes to Consolidated Financial Statements included in the 2007 Annual Report, on December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. During the nine months ended September 30, 2007, the receivable from Texas Life related to premiums and other considerations of $1.2 billion held at December 31, 2006, was settled with $901 million of cash and $304 million of fixed maturity securities.

     The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company, Mitsui Sumitomo MetLife Insurance Co., Ltd. and MetLife Reinsurance Company of Vermont ("MRV"). The Company also has reinsurance agreements with Reinsurance Group of America, Incorporated, ("RGA") a former affiliate, which was split-off from MetLife, Inc. in September 2008. The table below includes amounts related to transactions with RGA through the date of the split-off. At September 30, 2008 and December 31, 2007, the Company had reinsurance-related assets from these agreements of $4.1 billion and $3.4 billion, respectively. At September 30, 2008 and December 31, 2007, the Company had reinsurance-related liabilities from these agreements of $2.1 billion and $1.7 billion, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

          NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

     The following table reflects related party reinsurance information:

                                                 THREE MONTHS     NINE MONTHS
                                                     ENDED           ENDED
                                                 SEPTEMBER 30,   SEPTEMBER 30,
                                                --------------  --------------
                                                          AS              AS
                                                        RESTA-          RESTA-
                                                         TED,            TED,
                                                 2008    2007    2008    2007
                                                ------  ------  ------  ------
                                                         (IN MILLIONS)
Assumed premiums..............................    $ 6     $ 3    $ 13    $ 12
Assumed fees, included in universal life and
  investment-type product policy fees.........    $35     $27    $113    $ 90
Assumed benefits, included in policyholder
  benefits and claims.........................    $ 5     $ 4    $ 23    $ 13
Assumed benefits, included in interest
  credited to policyholder account balances...    $14     $13    $ 42    $ 40
Assumed acquisition costs, included in other
  expenses....................................    $16     $ 5    $ 45    $ 30
Ceded premiums................................    $28     $ 9    $ 76    $ 23
Ceded fees, included in universal life and
  investment-type product policy fees.........    $(9)    $57    $ 76    $158
Interest earned on ceded reinsurance, included
  in other revenues...........................    $20     $22    $ 60    $ 65
Ceded benefits, included in policyholder
  benefits and claims.........................    $71     $34    $181    $ 83
Ceded benefits, included in interest credited
  to policyholder account balances............    $ 6     $--    $ 15    $ --
Interest costs on ceded reinsurance, included
  in other expenses...........................    $19     $15    $ 55    $ 43


     The Company has assumed risks related to guaranteed minimum benefit riders from an affiliated joint venture under a reinsurance contract. Such guaranteed minimum benefit riders are embedded derivatives and changes in their fair value are included within net investment gains (losses). The embedded derivatives assumed are included within policyholder account balances and were liabilities of $146 million and $97 million at September 30, 2008 and December 31, 2007, respectively. For the three months and nine months ended September 30, 2008, net investment gains (losses) included ($2) million and ($49) million, respectively, and for the three months and nine months ended September 30, 2007, net investment gains (losses) included ($92) million and ($6) million, respectively, in changes in fair value of such embedded derivatives. These risks have been retroceded in full to another affiliate under a retrocessional agreement. The ceded embedded derivatives are included within premiums and other receivables. The assumption is offset by the retrocession resulting in no net impact on net investment gains (losses).

     The Company has also ceded risks to another affiliate related to guaranteed minimum benefit riders written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $604 million and $239 million at September 30, 2008 and December 31, 2007, respectively. For the three months and nine months ended September 30, 2008, net investment gains (losses) included $108 million and $325 million, respectively, and for the three months and nine months ended September 30, 2007, net investment gains (losses) included $56 million and $40 million, respectively, in changes in fair value of such embedded derivatives.

     Effective December 31, 2007, MLI-USA entered into a reinsurance agreement to cede two blocks of business to MRV, on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement create an embedded derivative, which is separately accounted for at fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and reduced the funds withheld balance by $35 million at September 30, 2008. The change in fair value of the embedded derivative, included in net investment gains (losses), was $19 million and $35 million during the three months and nine months ended September 30, 2008, respectively.

13.  SUBSEQUENT EVENT

     In October 2008, the Company received advances totaling $300 million from the Federal Home Loan Bank of Boston, which will be included in short-term debt. The Company has pledged assets in support of this borrowing.

                   UNALLOCATED GROUP VARIABLE ANNUITY CONTRACT

                         METLIFE RETIREMENT PERSPECTIVES

                       STATEMENT OF ADDITIONAL INFORMATION

            METLIFE OF CT SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MIC-Book 94-95                April 28, 2008, as revised January   , 2009

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of each of the Subaccounts of the Separate Account and the report of Independent Registered Public Accounting Firm thereto are contained in the Separate Account's Annual Report and are included in the Statement of Additional Information. The financial statements of each of the Subaccounts of the Separate Account include:

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, is contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

The interim unaudited condensed consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries include:

     (a) Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2008

     (b) Unaudited Interim Condensed Consolidated Statements of Income for the three and nine months ended September 30, 2008

     (c) Unaudited Interim Condensed Consolidated Statements of Stockholder's Equity for the nine months ended September 30, 2008

     (d) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008

     (e) Notes to the unaudited Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2008

(b)  Exhibits

 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
1.          Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. Not applicable.

2.          Not Applicable.

3(a).       Distribution and Principal Underwriting Agreement between The Travelers Insurance
            Company and Travelers Distribution LLC. (Incorporated herein by reference to
            Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form
            N-4, File No. 333-118415, filed March 4, 2005.)

3(a)(i).    Agreement and Plan of Merger dated as of October 20, 2006. (Incorporated herein by reference to Exhibit 1(a) to the Registration Statement on Form S-1, File No. 333-
            138472 filed on November 7, 2006.)

3(b).       Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to
            Post-Effective Amendment No. 2 the Registration Statement on Form N-4, File No.
            333-65942 filed April 15, 2003.)

3(c).       Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to
            Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities
            to the Registration Statement on Form N- 4, File No. 033-65343 filed April 6,
            2006.)

3(d).       Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to
            Exhibit 3(d) to Post-Effective Amendment No. 16 to MetLife of CT Fund ABD for
            Variable Annuities to the Registration Statement on Form N-4, File No. 033-
            65343/811-07465 filed April 4, 2007.)

3(e).       Services Agreement between MetLife Investors Distribution Company and MetLife
            Insurance Company of Connecticut and Amendment No. 1 to Services Agreement.
            (Incorporated herein by reference to Exhibit 3(e) to Post-Effective Amendment No.
            15 to MetLife of CT Fund BD for Variable Annuities' Registration Statement on Form
            N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4.          Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File
            No. 333-118415, filed March 4, 2005.)


 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
                 a.  Company Name Change Endorsement. (Incorporated herein by reference to
                     Exhibit 4(c) to Post-Effective Amendment No. 14 to the Registration
                     Statement on Form N-4, File No. 033- 65343 filed April 5, 2006.)

                 b.  Roth 401 Endorsement. (Incorporated herein by reference to Exhibit 4 to
                     Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
                     Annuities to the Registration Statement on Form N-4, File No. 033-65343
                     filed April 5, 2006.)

                 c.  Roth 403(b) Endorsement. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable
                     Annuities to the Registration Statement on Form N-4, File No. 033-65343
                     filed April 5, 2006.)

5.          Form of Application. (Incorporated herein by reference to Exhibit 4 to Pre-
            Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-
            118415, filed March 4, 2005.)

                 a.  401(k) Group Annuity Group Master Data Sheet L-20105A 5-05*

                 b.  401(k) Group Annuity Group Master Data Sheet L-20105A 7-05*

                 c.  401(k) Group Annuity Group Master Data Sheet L-20105A 11-05*

                 d.  401(k) Group Annuity Group Master Data Sheet (New York only) L-20105NY 5-
                     05,*

                 e.  401(k) Group Annuity Group Master Data Sheet (New York only) L-20105NY 7-
                     05*

                 f.  401(k) Group Annuity Group Master Data Sheet (New York only) L-20105NY
                     11-05*

                      *  (Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N- 4, File No. 333-118415,
                         filed April 10, 2006.)

                 g.  Group Variable Annuity Master Application -- L-24767AZ Order # L-24770AZ
                     Rev. 05/06**

                 h.  401(k) Group Annuity Group Master Data Sheet L-21015 A GTE/BP; Rev.
                     05/06**

                 i.  Group Variable Annuity Master Application -- L-24767AZ Order # L-24770AZ
                     Rev. 11/06**

                 j.  401(k) Group Annuity Group Master Data Sheet L-21015 A GTE/BP; Rev.
                     11/06**

                      *  *(Incorporated herein by reference to Post Effective Amendment No. 3 to this Registration Statement on Form N-4 File  333-136191 filed
                         April 6, 2007.)

6(a).       Charter of The Travelers Insurance Company, as amended on October 19, 1994.
            (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on
            Form N-4, File No. 333-40193, filed November 13, 1998.)

6(a)(i).    Certificate of Correction of MetLife Insurance Company of Connecticut, to the
            Amendment to the Charter as Amended and Restated of The Travelers Insurance
            Company, dated and executed as of the 4(th) day of April, 2007. (Incorporated herein by reference to Exhibit 6(a)(i) to Post-Effective Amendment No.16 to the
            Registration Statement on Form N-4, File 333-00165 filed October 31, 2007.)

6(b).       By-Laws of The Travelers Insurance Company, as amended on October 20, 1994.
            (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on
            Form N-4, File No. 333-40193, filed November 13, 1998.)

6(c).       Certificate of Amendment of the Charter as Amended and Restated of The Travelers
            Insurance Company effective May 1, 2006. (Incorporated herein by reference to
            Post-Effective Amendment No. 14 to The Travelers Fund ABD for Variable Annuities
            Registration Statement on Form N-4, File No. 033-65343 filed April 6, 2006.)

7.          Specimen Reinsurance Agreement. Not applicable.

8.          Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to
            Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No.
            333-82009 filed April 20, 2005.)

8(a).       Participation Agreement Among Met Investors Series Trust, Met Investors Advisory,
            LLC, MetLife Investors Distribution Company, The Travelers Insurance Company and
            The Travelers Life and Annuity Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
            Travelers Fund ABD for Variable Annuities Registration Statement on Form N-4, File
            No. 033-65343 filed April 6, 2006.)

8(b)(i).    Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers,
            LLC, MetLife Securities, Inc. and MetLife Insurance Company of Connecticut entered as of April 30, 2007. (Incorporated herein by reference to Exhibit 8(c)(i) to
            Post-Effective Amendment No. 16 to the Registration Statement on Form N-4, File
            333-00165 filed October 31, 2007.)

8(b)(ii).   Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers,
            LLC, MetLife Investors Distribution Company and MetLife Insurance Company of
            Connecticut entered as of August 31, 2007. (Incorporated herein by reference to
            Exhibit 8(c)(ii) to Post-Effective Amendment No. 16 to the Registration Statement
            on Form N-4, File 333-00165 filed October 31, 2007.)


 EXHIBIT
  NUMBER    DESCRIPTION
 -------    -----------
9.          Opinion of Counsel as to the legality of securities being registered.
            Filed herewith.

10.         Consent of Deloitte and Touche LLP, Independent Registered Public Accounting Firm.
            Filed herewith.

11.         Not applicable.

12.         Not applicable.

13.         Powers of Attorney authorizing Michele H. Abate, Paul G. Cellupica, John E.
            Connolly, Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
            Swift as signatory for Michael K. Farrell, William J. Mullaney, Lisa M. Weber,
            Stanley J. Talbi and Joseph J. Prochaska. Filed herewith.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

1300 Hall Boulevard
Bloomfield, Connecticut
06002-2910

NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
Michael K. Farrell                 Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney                Director
1095 Avenue of the Americas
New York, NY 10036

Lisa M. Weber                      Director
1095 Avenue of the Americas
New York, NY 10036

Steven A. Kandarian                Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb                  Executive Vice President and General Counsel
1095 Avenue of the Americas
New York, NY 10036

Joseph J. Prochaska, Jr.           Executive Vice President and Chief Accounting Officer
1095 Avenue of the Americas
New York, NY 10036

Stanley J. Talbi                   Executive Vice President and Chief Financial Officer
1095 Avenue of the Americas
New York, NY 10036

Gwenn L. Carr                      Senior Vice President and Secretary
1095 Avenue of the Americas
New York, NY 10036

Eric T. Steigerwalt                Senior Vice President and Treasurer
1095 Avenue of the Americas
New York, NY 10036

William D. Cammarata               Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647


NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
Elizabeth M. Forget                Senior Vice President
1095 Avenue of the Americas
New York, NY 10036

Gene L. Lunman                     Senior Vice President
1300 Hall Boulevard
Bloomfield, CT 06022

Roberto Baron                      Vice President and Senior Actuary
1095 Avenue of the Americas
New York, NY 10036

S. Peter Headley                   Vice President and Assistant Secretary
8717 W 110th Street
Suite 700
Overland Park, KS 66210

Daniel D. Jordan                   Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett Kleinberg                  Vice President and Actuary
1300 Hall Boulevard
Bloomfield, CT 06022

Christopher A. Kremer              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair                    Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal              Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley                 Vice President and Actuary
1095 Avenue of the Americas
New York, NY 10036

Jeffrey N. Altman                  Vice President
1095 Avenue of the Americas
New York, NY 10036

Steven J. Brash                    Vice President
1095 Avenue of the Americas
New York, NY 10036

Herbert B. Brown                   Vice President
1095 Avenue of the Americas
New York, NY 10036

Vincent Cirulli                    Vice President
10 Park Avenue
Morristown, NJ 07962

Deirdre E. Curran                  Vice President
300 Davidson Avenue
Somerset, NJ 08873

James R. Dingler                   Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta                  Vice President
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL                 POSITIONS AND OFFICES
BUSINESS ADDRESS                   WITH INSURANCE COMPANY
--------------------------------   ---------------------------------------------------------------------
C. Scott Inglis                    Vice President
10 Park Avenue
Morristown, NJ 07962

James M. Koeger                    Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Daniel A. O'Neill                  Vice President
8717 W 110th Street
Suite 700
Overland Park, KS 66210

Mark S. Reilly                     Vice President
1300 Hall Boulevard
Bloomfield, CT 06022

Mark J. Remington                  Vice President
1300 Hall Boulevard
Bloomfield, CT 06022

Ragai A. Roushdy                   Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth                 Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann                  Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Depositor and Registrant is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc.

or are under the common control of MetLife, Inc.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF SEPTEMBER 30, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Participacoes Ltda.(Portugal) - 99% is owned by MetLife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14.   MetLife Insurance S.A./NV (Belgium)

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. MetLife Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)

      44.   85 Brood Street LLC (CT)

      45.   575 Fifth Avenue LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)


Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


           (ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


DD.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)

FF.   Cova Life Management Company (DE)

GG.   MetLife Reinsurance Company of Charleston (SC)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS


As of December 31, 2008,



Qualified: 408


ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

Met Investors Series Trust
Metropolitan Series Fund, Inc.

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Separate Account One

Metropolitan Tower Separate Account Two

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty- Eight

General American Separate Account Twenty- Nine

General American Separate Account Two

Security Equity Separate Account 26

Security Equity Separate Account 27

MetLife of CT  Separate Account Eleven for Variable Annuities

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C and

Paragon Separate Account D.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL            POSITIONS AND OFFICES
BUSINESS ADDRESS              WITH UNDERWRITER
---------------------------   ---------------------------------------------------------------------
Michael K. Farrell            Director
10 Park Avenue, 1(st) Floor
Morristown, NJ 07962

Craig W. Markham              Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta            Director
200 Park Avenue
New York, NY 10166

Paul A. Sylvester             President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL            POSITIONS AND OFFICES
BUSINESS ADDRESS              WITH UNDERWRITER
---------------------------   ---------------------------------------------------------------------
Elizabeth M. Forget           Executive Vice President, Investment Fund Management & Marketing
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana               Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson            Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                 Senior Vice President, Distribution Head-National Accounts Channel
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker             Senior Vice President, Channel Head-Independent Accounts
One MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers            Senior Vice President, Channel Head-LTC
10 Park Avenue, 1st Floor
Morristown, NJ 07962

John C. Kennedy               Senior Vice President,
One MetLife Plaza             National Sales Manager Broker/Dealer
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers                Senior Vice President,
One MetLife Plaza             National Sales Manager, Independent Planners and
27-01 Queens Plaza North      Insurance Advisors
Long Island City, NY 11101

Jay S. Kaduson                Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt           Treasurer
1095 Avenue of the Americas
New York, NY 10036


Peter Gruppuso                Vice President and Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington          Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                 Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL            POSITIONS AND OFFICES
BUSINESS ADDRESS              WITH UNDERWRITER
---------------------------   ---------------------------------------------------------------------

Paul M. Kos                   Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens              Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant              Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros              Vice President
1095 Avenue of the Americas
New York, NY 10036


(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's fiscal year ended December 31, 2007:

                                                      (2)
                                                      NET
                      (1)                         UNDERWRITING         (3)              (4)              (5)
               NAME OF PRINCIPAL                 DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                  UNDERWRITER                     COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
               -----------------                ---------------  ---------------  ---------------  ---------------
MetLife Investors Distribution Company........    $128,229,602          $0               $0               $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
(1) METLIFE INSURANCE COMPANY OF CONNECTICUT
1300 Hall Boulevard
Bloomfield, Connecticut
06002-2910

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 22 day of January, 2009.

                    MetLife Insurance Company of Connecticut
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:     /s/ BENNETT D. KLEINBERG
                                            ------------------------------------
                                            Bennett D. Kleinberg, Vice President
                                                         and Actuary

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 22nd day of January, 2009.



          /s/ *MICHAEL K. FARRELL                   Director and President
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)

*By:            /s/ MYRA L. SAUL
     ------------------------------------------
        Myra L. Saul , Attorney-in-fact



* MetLife Insurance Company of Connecticut. Executed by Myra L. Saul on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

9                                   Opinion of Counsel

                                    Consent of Deloitte & Touche LLP,
                                    Independent Registered Public
10                                  Accounting Firm.

13                                  Powers of Attorney